Filed Pursuant to Rule 424(b)(4)
Registration No. 333-253800

25,000,000 Shares

Class A common stock

This is an initial public offering of shares of Class A common stock of Applovin Corporation. We are selling 22,500,000 shares of Class A common stock and the selling stockholder identified in this prospectus is selling an additional 2,500,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder.

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible at any time into one share of Class A common stock. Shares of Class C common stock have no voting rights, except as otherwise required by law, and will convert into Class A common stock, on a share-for-share basis, following the conversion or exchange of all outstanding shares of Class B common stock into shares of Class A common stock and upon the date or time specified by the holders of a majority of the outstanding shares of Class A common stock voting as a separate class. Upon the completion of this offering, no shares of Class C common stock will be issued and outstanding.

Following the completion of this offering, all shares of Class B common stock will be held by Adam Foroughi, our co-founder, Chief Executive Officer, and the Chairperson of our board of directors; Herald Chen, our President and Chief Financial Officer, and a member of our board of directors; and KKR Denali Holdings L.P. (collectively with certain affiliates, the Class B Stockholders). Upon completion of this offering, the Class B Stockholders will collectively hold 93.4% of the voting power of our outstanding capital stock. The Class B Stockholders have entered into a voting agreement whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Class B Stockholders, in particular, Mr. Foroughi, Mr. Chen, and KKR Denali, will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share of our Class A common stock is $80.00.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “APP”.

We will be treated as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, for certain purposes until we complete this offering. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding selected financial data and executive compensation arrangements.

Following this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance requirements. See the sections titled “Management” and “Principal and Selling Stockholders” for additional information.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our Class A common stock.

PRICE $80.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company	Proceeds to Selling Stockholder
Per Share	$80.00	$2.096	$77.904	$77.904
Total	$2,000,000,000	$52,400,000	$1,752,840,000	$194,760,000

(1) See the section titled “Underwriters (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale at the initial public offering price through a directed share program. See the section titled “Underwriters (Conflicts of Interest)—Directed Share Program” for additional information.

The selling stockholder has granted the underwriters the right to purchase up to 3,750,000 additional shares of our Class A common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on April 19, 2021.

Morgan Stanley	J.P. Morgan	KKR	BofA Securities	Citigroup

Credit Suisse	UBS Investment Bank

Oppenheimer & Co.	Stifel	Truist Securities	William Blair	LionTree	LUMA Securities	The Raine Group

Blaylock Van, LLC	Guzman & Company	R. Seelaus & Co., LLC	Roberts & Ryan

Prospectus dated April 14, 2021

APPLOVIN

We grow the mobile app ecosystem by enabling the success of mobile developers $1.45B 2020 REVENUE 2020 NET LOSS: $125.2M 76% REVENUE CAGR 2016-2020 6B+ INSTALLS DRIVEN ON APPLOVIN PLATFORM (1) 410M+ DAILY ACTIVE USERS REACHED (2) 3T+ MACHINE LEARNING PREDICTIONS PER DAY(3) 125+ COUNTRIES WITH DEVELOPERS LEVERAGING OUR PLATFORM (1) From July 1, 2012 - January 2021 (2) For Q4 2020. See the section titled “Business” for information on how we calculate this figure. (3) Maximum single day predictions for January 2021

Our diverse teams and strategic partners around the globe

SAN FRANCISCO
LION STUDIOS
SAN MATEO
PALO ALTO
machine zone
CARLSBAD
DALLAS
peoplefun
TORONTO
Clipwire GAMES
COPENHAGEN
Kryss
adjust
BERLIN
PRAGUE
HERZLIYA
CYPRUS
BELKA GAMES
BEIJING
TOKYO
MagicAnt
ATHENA STUDIO
HO CHI MINH CITY
zenlife GAMES
SINGAPORE

Helping developers everywhere **get discovered**

Fostering best practice **sharing across studios**

Providing significant **growth capital** to developers

oUR DIVERSE TEAMS AND STRATEGIC PARTNERS COPENHAGEN BERLIN SAN FRANCISCO PRAGUE TORONTO SAN MATEO PALO ALTO HERZLIYA TOKYO BAD DALLAS CYPRUS BEIJING HO CHI MINH CITY SINGAPOREINGA Helping Fostering best Providing significant developers practice sharing growth capital everywhere across studios to developers get discovered

AppLovin understands our business and creates great tools. Our apps are in more than 30 countries and now we’re able to automate and test campaigns across all to maximize our revenue. Rogerio Silberberg Founder, Fanatee Our business has scaled fivefold since we started partnering with AppLovin. They are a key partner in our growth. Peter Williamson CEO, AppyNation

AppLovin has helped us grow our games in new markets. With their partnership, we recently launched Project Makeover and it has already climbed to a #1 free game in the app store. Charlie Gu Founder and Chairman, Magic Tavern AppLovin has been the ideal partner for Belka. They’ve allowed us to focus on what we love doing—making the best games while increasing our revenue. Yury Mazanik Co-founder, Belka Games

Through and including May 9, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the selling stockholder, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholder, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are offering to sell, and seeking offers to buy, our Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we nor the selling stockholder, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes, and our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “AppLovin,” “the company,” “we,” “us,” and “our” in this prospectus refer to Applovin Corporation and its consolidated subsidiaries, and references to our “common stock” include our Class A common stock, Class B common stock, and Class C common stock.

APPLOVIN CORPORATION

Overview

Our mission is to grow the mobile app ecosystem by enabling the success of mobile app developers.

Our software solutions provide advanced tools for mobile app developers to grow their businesses by automating and optimizing the marketing and monetization of their apps. Since inception, our platform has driven over six billion mobile app installs for mobile app developers. Our software, coupled with our deep industry knowledge and expertise, has allowed us to rapidly scale a successful and diversified portfolio of owned mobile apps. We have also accelerated our market penetration through an active acquisition and partnership strategy. Our scaled and integrated business model sits at the nexus of the mobile app ecosystem, which creates a durable competitive advantage that has fueled our clients’ success and our strong growth.

Over the past two decades, mobile apps have become integral to our lives. Mobile apps offer a wide array of applications, such as allowing users to seamlessly share ideas, make purchases, monitor health, and access entertainment. Based on data from IDC, we estimate our total market opportunity to be $189 billion in 2020, growing to $283 billion in 2024, or a 10.6% compound annual growth rate (CAGR). Growth of the mobile app ecosystem benefits mobile app users, but makes it harder for mobile app developers, and particularly independent (indie) developers, to scale and succeed in a crowded market. Most developers lack access to the marketing, monetization, and data analytics tools required to stand out among the more than 4.8 million mobile apps available on the Apple App Store and Google Play Store, according to Statista, or attract sufficient numbers of mobile app users to create and sustain a successful long-term business. Underscoring how difficult it is to create a successful mobile app, SensorTower estimates that 80% of all mobile app downloads were generated by 1% of total developers across both Apple App Store and Google Play Store in the third quarter of 2019.

The marketing and monetization challenges faced by mobile app developers are particularly acute for developers of mobile games, which is one of the largest and fastest-growing segments within the mobile app ecosystem. According to IDC, there are more than 2 billion mobile gamers worldwide—and, according to Statista, there are more than 1.3 million mobile gaming apps on the Apple App Store and Google Play Store. Mobile gaming accounts for 39% of worldwide app downloads and for 72% of all app store consumer spend by value, according to Sensor Tower.

AppLovin is critical to the success of mobile app developers, in particular mobile game developers, solving key marketing and monetization challenges. Through our technologies and scaled distribution, developers are able to manage, optimize, and analyze their marketing investments, and improve the monetization of their apps. The key elements of our solutions are delivered through the AppLovin Platform, which is comprised of AppLovin Core Technologies and AppLovin Software. In 2018, given an opportunity to scale our own apps using our Software, insights, and expertise in the mobile app ecosystem, we launched our first party content strategy, AppLovin Apps. Today, our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games across five genres, run by twelve studios, including studios that we own (Owned Studios), and others that we partner with (Partner Studios).

The combination of our Platform and Apps forms a strategic flywheel that drives growth across our business and furthers our competitive advantages. As more developers use our Platform’s Software to market and monetize their mobile apps, we gain access to more users and more user engagement further strengthening our scaled distribution. As our distribution grows, we gain better insights for the recommendation engine in our Core Technologies, which then further enhances our Software. This continuously improving flywheel helps developers, including our own, to create and sustain successful businesses, growing both our own business and the mobile app ecosystem.

We accelerate our capabilities and enhance our strategic position in the mobile app ecosystem by actively pursuing acquisitions and partnerships for new technologies and apps. Insights that we derive from our strategic position and flywheel allow us to proactively identify attractive acquisition and partnership opportunities across the mobile app ecosystem. Since the beginning of 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships with app studios, games, and technologies. In the case of new apps added to our portfolio, we are able to deploy our Software and expertise to accelerate revenue growth, enabling us to generate strong returns on investment. We estimate that a year after joining our portfolio, Apps we acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average.1 Strategic acquisitions and partnerships will continue to be a part of our growth strategy going forward. For example, in February 2021, we entered into a share purchase agreement to acquire Adjust GmbH (Adjust), a leading mobile app attribution, measurement, and analytics company in Germany, which agreement we amended and restated and then further amended in March 2021 and which transaction we expect to close in the second quarter of 2021.

Our focus on building market-leading technology, coupled with our unique approach to developing and growing our Apps portfolio, has produced a business model characterized by rapid growth and strong cash flow generation. Our revenue has grown at a 76% CAGR from 2016 to 2020. For 2020, our revenue grew 46% year-over-year from 2019, from $994.1 million in 2019 to $1.45 billion in 2020. For 2019, our revenue grew 106% year-over-year from 2018, from $483.4 million in 2018 to $994.1 million in 2019. We generated a net loss of $260.0 million in 2018, net income of $119.0 million in 2019, and a net loss of $125.9 million in 2020. We generated Adjusted EBITDA of $255.6 million, $301.2 million, and $345.5 million in 2018, 2019, and 2020, respectively. Additionally, we have generated strong cash flows, with net cash provided by operating activities of $139.0 million, $198.5 million, and $222.9 million in 2018, 2019, and 2020, respectively. This has allowed us to reinvest in our expansion and growth. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Adjusted EBITDA” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (GAAP).

[1]	Based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against our revenue from such Apps in the same period in the subsequent year.

Industry Background

Key Trends within the Mobile App Ecosystem

•

The mobile app ecosystem is growing rapidly and is increasingly defining how we interact with the world. Based on data from IDC, we estimate that our market opportunity within the mobile app ecosystem will grow from $189 billion in 2020 to $283 billion in 2024, or a 10.6% CAGR.

•

The proliferation of accessible and affordable advanced development tools has led to lower cost and shorter development times for new apps. A broad selection of high quality, easy to use, commoditized development kits has decreased the time, capital, and expertise required to make an app.

•

Mobile gaming has become one of the largest and fastest-growing sectors within the mobile app ecosystem. Mobile gaming accounts for 39% of worldwide app downloads and for 72% of all app store consumer spend by value, according to Sensor Tower.

Key Challenges for Developers

Today’s app developer journey has three key steps – make, market, and monetize. The ‘make’ step has never been easier, but developers still face key challenges in marketing and monetizing their apps.

•

The abundance of apps today creates a discovery and marketing challenge for mobile app developers. The ease of making apps has created a highly fragmented market with over 4.8 million mobile apps available through the Apple App Store and Google Play Store, according to Statista. Even after a user downloads an app, for the average consumer in the United States that app is now just one of the nearly 100 apps on the average smartphone, according to App Annie. As a result, developers must overcome both a crowded marketplace and home screen to successfully market and monetize their apps, and this is especially difficult for indie developers.

•

Many developers lack access to marketing and monetization tools required to build a successful business in the mobile app ecosystem. Most mobile apps are free to install and many rely on in-game advertising and in-app purchases (IAPs) for monetization. To be successful, a developer’s app must not just be discovered but also generate user engagement to effectively sell ad inventory or create compelling content for IAPs.

Our Market Opportunity

Based on data from IDC, we estimate our total market opportunity in the mobile app ecosystem to be $189 billion. We calculated this estimate by aggregating worldwide total in-app advertising revenue of $101 billion (including gaming and non-gaming in-app display, video, and other advertising, but excluding in-app search advertising) and worldwide direct game spending of $88 billion for 2020.

How We Grow the Mobile App Ecosystem

We have built and invested in our Platform, which expands the mobile app ecosystem by solving key developer growth challenges. We deliver value to mobile app developers by helping scale their businesses and maximize their revenue through our marketing and monetization technologies and expertise. Our uniquely integrated Platform—comprised of our Core Technologies and Software—combines marketing, monetization, and analytics into a single unified technology stack.

•	AppLovin Core Technologies are our foundational technology infrastructure that powers our Software and, in turn, our Apps. Our Core Technologies consist of our AXON machine-

learning recommendation engine, our App Graph data management layer, and our elastic cloud infrastructure. Our Core Technologies are robust, having processed over 3 petabytes of data per day on average, as many as 3 trillion predictions per day, and up to 6.5 trillion events per day in January 2021, while remaining flexible enough to rapidly adjust to our customers’ evolving needs. Our App Graph stores and manages anonymized data from hundreds of millions of mobile devices we reach every day, which our AXON engine then leverages to better predict and match each user to relevant advertising content.

•

AppLovin Software is a comprehensive suite of tools for developers to get their mobile apps discovered and downloaded by the right users, optimize return on marketing spend, and maximize monetization of engagement. Our Software reaches an audience of over 410 million users per day.[2] Our Software is comprised of three solutions:

•

AppDiscovery is our marketing software solution, which matches advertiser demand with publisher supply through auctions at vast scale and microsecond-level speeds, peaking at 3.5 million requests processed per second in January 2021. AppDiscovery is powered by our AXON machine-learning recommendation engine with predictive algorithms that enable developers to match their apps to users that are more likely to download them.

•	MAX is our in-app bidding software that optimizes the value of an app’s advertising inventory by running a real-time competitive auction, driving more competition and higher returns for publishers.

•	Compass is our analytics software tool within MAX which gives developers the testing capabilities, insights, and intelligence needed to stay competitive and manage profitability.

We have also developed and invested in our AppLovin Apps. Our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games run by twelve studios with a deep bench of talented developers. These Apps are accessed by nearly 32 million users every day.2 Our diversified portfolio covers five gaming genres, the most frequent of which is casual games, and appeals to a broad global audience across different ages, genders, and locations. Our Owned Studios and Partner Studios utilize our Software to market and monetize our Apps. When using our Software, our Apps have an economic advantage, which benefits our business as a whole.

Our Strategic Flywheel

The mutually reinforcing combination of our Software’s scaled distribution, our Apps’ first-party content, and our Core Technologies’ recommendation engine creates a powerful flywheel effect that enhances each component and importantly improves our overall strategic position and capabilities. As our Software improves and is able to deliver more effective ads to more relevant users, more developers use and integrate their apps with our Software. With growth in the number of users on and engagement with our Apps and third-party apps, our App Graph gains more insights and data to feed our AXON machine-learning recommendation engine. This enables AXON to make more relevant recommendations for each user, enhancing the effectiveness of our Software in real-time. Better Software leads to more developer demand, restarting the virtuous cycle of our strategic flywheel.

[2]	See the section titled “Business” for information on how we calculate this figure.

Higher monetization and more users more users served relevant ads more likely to download more users download relevant apps more usage and data better insights and more engagement appdiscovery marketing max monetization applovin apps & client apps infrastructure app graph axon

Our Strategic Acquisitions and Partnerships

We accelerate our technical capabilities, strategic positioning, and growth through strategic acquisitions and partnerships. We have developed a proven and repeatable process for acquiring highly sophisticated technology that enhances our Platform and for selecting and scaling our Apps global portfolio. Our acquisitions and partnerships include investments in software, such as our acquisitions of MAX Advertising Systems, Inc. (MAX) and SafeDK Mobile Ltd. (SafeDK), and game studios, such as our acquisition of PeopleFun, Inc. (PeopleFun) and partnership with Belka Games.

Since the beginning of 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships. We estimate that a year after joining our portfolio, Apps we acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average.3

Benefits to Mobile App Developers

Our Platform enables mobile app developers to:

•

Reach and attract users at scale. Our Software reaches over 410 million users per day, enabling mobile app developers to target and find the right users for their apps worldwide. Developers are able to set their user acquisition and revenue goals to target the most relevant, highest value users.

•	Maximize monetization of engagement. Developers use our Software to generate incremental revenue by maximizing the monetization of their mobile app ad inventory. Our

[3]	Based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against our revenue from such Apps in the same period in the subsequent year.

tools operate at nearly instantaneous speeds and at vast scale to enhance monetization for developers while preserving the end user experience.

•

Leverage proprietary data and insights. Developers benefit from accessing comprehensive real-time insights through our customized user dashboards, helping them optimize campaigns, improve user engagement, and manage their return on investment.

•

Automate time consuming and manual processes. Our Software automates marketing and monetization, allowing developers to focus on improving their apps rather than managing complex go-to-market processes manually.

•

Seamlessly adapt to industry innovation. Our cloud-based Core Technologies and Software are continuously updated as the mobile app ecosystem evolves. Developers on our Software benefit from this ongoing advancement and optimization, and are able to rapidly adapt to industry changes in marketing and monetization without losing focus on mobile app creation.

Our Strengths

•

Unique and improving strategic position. Our competitive advantages, overall growth, and strong financial profile are a direct result of our integrated portfolio and strategic flywheel. We leverage insights across our flywheel to optimize our strategic position and business, in particular with regard to the allocation of development resources and investments.

•

Proven and optimized mobile app discovery and monetization technologies. For almost a decade, we have been improving our Platform. Powered by our AXON machine-learning recommendation engine and our App Graph, we leverage deep insights and technical expertise to create powerful software platforms and a significant competitive advantage. We automate marketing and monetization, freeing developers to focus on what they do best—app development.

•

An advantaged approach to the mobile apps market. Our Apps leverage the strength of our Platform and expertise to achieve strong discovery and monetization, leading to a differentiated approach and business model. This advantaged approach to the mobile apps market provides the opportunity to expand into other mobile app sectors.

•

Highly accretive approach to strategic acquisitions and partnerships. We have a proven and repeatable playbook approach to our strategic acquisitions and partnerships. The mobile app ecosystem remains highly fragmented and provides an ongoing growth opportunity for us.

•

Strong business model to drive rapid growth and cash flow. Based on our integrated assets and scale, we have a strong business model that has produced rapid revenue growth and an attractive margin profile. We are able to reinvest this cash flow to fuel sustainable growth.

•

Founder-led business, with a proven and experienced team to execute. Our co-founder, CEO, and Chairperson, Adam Foroughi, leads a tenured management team with significant experience in the mobile app industry and scaling successful businesses.

Our Strategy for Growth

We have a comprehensive strategy to continue our growth and further enhance our market position in the mobile app ecosystem.

•	Existing market expansion. We have an attractive market opportunity within our growing mobile app segments and will continue to invest across our Core Technologies, Software, and Apps:

•	Enhance and extend machine-learning platform technologies.

•	Expand distribution reach and software capabilities.

•	Grow AppLovin Apps.

•	New market extensions. We believe our technology and expertise are applicable to other market segments and geographies that we do not currently address:

•	Expand into other mobile app segments and industries.

•	Geographic expansion and industry partnerships.

•	Other performance marketing and yield marketing categories.

•	Pursue accretive strategic acquisitions and partnerships. We have a deep pipeline of software and app investment opportunities which we will continue to pursue.

Our Capital Structure

Following this offering, we will have three classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. Upon the closing of this offering, Adam Foroughi, our co-founder, CEO, and Chairperson; Herald Chen, our President and Chief Financial Officer, and a member of our board of directors; and KKR Denali Holdings L.P. (KKR Denali) (collectively with certain affiliates, the Class B Stockholders) will together hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the closing of this offering, the Class B Stockholders will collectively hold 93.4% of the voting power of our outstanding capital stock in the aggregate, which voting power may increase over time to the extent the Class B Stockholders exercise stock options outstanding at the time of the completion of this offering and exchange such shares for Class B common stock. If all such stock options held by the Class B Stockholders had been exercised and exchanged for shares of Class B common stock as of the date of the completion of this offering, our Class B Stockholders would collectively hold 93.5% of the voting power of our outstanding capital stock. The Class B Stockholders have entered into a voting agreement (the Voting Agreement) whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Class B Stockholders, in particular, Mr. Foroughi, Mr. Chen, and KKR Denali, will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Shares of our Class C common stock, which entitle the holder to zero votes per share, will not be issued and outstanding at the closing of the offering and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Because the shares of Class C common stock have no voting rights (except as otherwise required by law), the issuance of such shares will not result in further dilution to the voting power held by the Class B Stockholders.

The multi-class structure of our common stock is intended to ensure that, for the foreseeable future, the Class B Stockholders continue to control or significantly influence the governance of the company, which we believe will permit us to continue to prioritize our long-term goals rather than short-term results, to enhance the likelihood of stability in the composition of our board of directors and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Recent Developments

Definitive Agreement to Acquire Adjust

In February 2021, we signed a share purchase agreement with Adjust, a leading mobile app attribution, measurement, and analytics company in Germany, which we amended and restated and then further amended in March 2021. We have agreed to acquire all the outstanding shares of Adjust for an estimated purchase price of approximately $1.0 billion, consisting of (i) $598.0 million in cash, subject to certain purchase price adjustments; (ii) convertible securities that are convertible into an aggregate number of shares of our Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of our Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day our Class A common stock is first traded on the Nasdaq Global Select Market; and (iii) the assumption of up to $40.0 million in the aggregate of debt, accrued interest, and fees of Adjust, in each case upon the terms and subject to the conditions of the share purchase agreement. The Adjust acquisition is subject to customary closing conditions and is expected to close in the second quarter of 2021. The acquisition of Adjust will provide us with a set of strategic SaaS mobile marketing solutions that expand our suite of innovative tools for mobile app developers. Adjust tracks over $11.0 billion of mobile media spend through its platform and has over 500 employees globally.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	We have a limited operating history, especially with respect to our Apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

•	Our results of operations are likely to fluctuate from period-to-period, which could cause the market price of our Class A common stock to decline.

•

The mobile app ecosystem is intensely competitive. If business clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

•

The mobile app ecosystem is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

•	The failure to attract new business clients, the loss of clients, or a reduction in spending by these clients could adversely affect our business, financial condition, and results of operations.

•

If we are unable to launch or acquire new Apps and successfully monetize them, or continue to improve the experience and monetization of our existing Apps, our business, financial condition, and results of operations could be adversely affected.

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If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with Apps, our business, financial condition, and results of operations could be adversely affected.

•	We have experienced significant growth through strategic acquisitions and partnerships, and we face risks related to the integration of such acquisitions and the management of such growth.

•	We plan to continue to expand and diversify our operations through strategic acquisitions and partnerships. We face a number of risks related to these transactions.

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We rely on third-party platforms to distribute our Apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our Apps, our business, financial condition, and results of operations could be adversely affected.

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The multi-class structure of our common stock and the Voting Agreement among the Class B Stockholders will have the effect of concentrating voting power with the Class B Stockholders. This will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

•

Following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance requirements, and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the SEC), the investor relations page on our website, press releases, public conference calls, webcasts, and our corporate blog at blog.applovin.com.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Controlled Company Status

Following this offering, our Class B Stockholders will control more than 50% of the voting power of our common stock and we will be considered a “controlled company” under the Nasdaq corporate governance requirements. As such, we are permitted to opt out of compliance with certain Nasdaq corporate governance requirements and we intend to rely on certain of such exemptions. Accordingly, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. See the sections titled “Risk Factors—Following the completion of this offering, we will be considered a “controlled company” within the meaning of the Nasdaq corporate governance requirements, and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements,” “Management,” and “Principal and Selling Stockholders” for additional information.

Corporate Information

We were incorporated under the laws of the state of Delaware in July 2011. Our principal executive offices are located at 1100 Page Mill Road, Palo Alto, California 94304, and our telephone number is (800) 839-9646. Our website address is www.applovin.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“AppLovin,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Applovin Corporation. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We will be treated as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) for certain purposes until the earlier of the date on which we complete this offering or December 31, 2021. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding selected financial data and executive compensation arrangements.

THE OFFERING

Class A common stock offered

By us	22,500,000 shares

By the selling stockholder	2,500,000 shares

Total	25,000,000 shares

Class A common stock to be outstanding after this offering	210,033,746 shares

Class B common stock to be outstanding after this offering	147,921,563 shares

Class C common stock to be outstanding after this offering	None

Class A, Class B, and Class C common stock to be outstanding after this offering	357,955,309 shares

Over-allotment option

The selling stockholder has granted the underwriters an option to purchase an additional 3,750,000 shares of Class A common stock. Any shares of Class A common stock purchased by the underwriters from the selling stockholder pursuant to this option shall reduce the number of shares of Class B common stock and increase the number of shares of Class A common stock outstanding after this offering.

Use of proceeds

We estimate that the net proceeds from our sale of shares of Class A common stock in this offering will be approximately $1.74 billion, based upon the initial public offering price of $80.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We intend to use approximately $400.0 million of the net proceeds from this offering to repay the entire outstanding amount under our revolving credit facility. Additionally, we expect to use a portion of the net proceeds to enter into strategic acquisitions and partnerships. However, other than our pending acquisition of Adjust, we do not have definitive agreements or commitments for any material acquisitions or partnerships at this time.

We will not receive any proceeds from the sale of Class A common stock by the selling stockholder.
See the sections titled “Use of Proceeds” and “Underwriters (Conflicts of Interest)” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 20 votes per share.

Shares of our Class C common stock have no voting rights, except as otherwise required by law.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Upon the closing of this offering, the Class B Stockholders will collectively hold approximately 93.4% of the voting power of our outstanding capital stock in the aggregate. The Class B Stockholders have entered into the Voting Agreement whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Class B Stockholders, in particular, Mr. Foroughi, Mr. Chen, and KKR Denali, will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Directed share program

At our request, the underwriters have reserved up to 5% of shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, certain employees, and their friends and family members, as well as certain of our partners and clients. The sales will be administered by Morgan Stanley & Co. LLC, an underwriter in this offering, except for sales to certain Canadian participants, which will be administered by Canaccord Genuity LLC as dealer for such participants. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Additionally, except in the case of shares purchased by any director or officer, shares purchased through the directed share program will not be subject to a lock-up restriction. See the section titled “Underwriters (Conflicts of Interest)—Directed Share Program” for additional information.

Controlled company

Following this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance requirements. See the sections titled “Management—Director Independence and Controlled Company Exemption” and “Principal and Selling Stockholders” for additional information.

Nasdaq trading symbol	“APP”

The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on 185,033,746 shares of our Class A common stock, 150,421,563 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of December 31, 2020, and reflects:

•	Class A common stock, comprised of:

•

155,369,596 shares of Class A common stock, reflecting an actual outstanding amount of 183,800,251 shares of Class A common stock as of December 31, 2020, less 28,430,655 shares of Class A common stock which will be exchanged for Class B common stock in the Class B Stock Exchange as defined below;

•

29,664,150 shares of Class F common stock that will automatically convert into an equal number of shares of Class A common stock in the Class F Conversion (as defined below), reflecting an actual outstanding amount of 42,564,150 shares of Class F common stock as of December 31, 2020, less 12,900,000 shares of Class F common stock which, following the Class F Conversion, will be exchanged for an equal number of shares of Class B common stock in the Class B Stock Exchange; and

•

No shares of Series A convertible preferred stock, reflecting an actual outstanding amount of 109,090,908 shares of Series A convertible preferred stock as of December 31, 2020, all of which, following the Preferred Stock Conversion (as defined below), will be exchanged for an equal number of shares of Class B common stock in the Class B Stock Exchange.

•

Class B common stock, comprised of 28,430,655 shares of Class A common stock, 12,900,000 shares of Class F common Stock and 109,090,908 shares of Series A convertible preferred stock, all of which, following the Capital Stock Conversions (as defined below) will be exchanged for an equal number of shares of Class B common stock immediately prior to the completion of this offering pursuant to the terms of certain exchange agreements (the Class B Stock Exchange).

The shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 exclude the following:

•

20,867,025 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $6.25 per share;

•

254,200 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after December 31, 2020, with a weighted-average exercise price of $27.03 per share;

•

7,424,256 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $11.48 per share;

•	any shares of our Class A common stock issuable following this offering upon conversion of an outstanding convertible security that was issued in connection with our asset acquisition from Athena FZE;

•	any shares of our Class A common stock issuable following this offering upon conversion of convertible securities to be issued in connection with our pending acquisition of Adjust;

•	the effect of the transactions described in the section titled “Certain Relationships and Related Party Transactions—Other Transactions;” and

•	47,190,000 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	39,000,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Equity Incentive Plan (our 2021 Plan), which became effective prior to the completion of this offering;

•

390,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Partner Studio Incentive Plan (our 2021 Partner Plan), which became effective prior to the completion of this offering; and

•	7,800,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan (our ESPP), which became effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares under our 2011 Equity Incentive Plan (our 2011 Plan) that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us. See the sections titled “Executive Compensation—Employee Benefit and Stock Plans,” “Description of Capital Stock—Adjust Convertible Securities,” and “Description of Capital Stock—Athena Convertible Security” for additional information.

Following the completion of this offering, and pursuant to an equity exchange right agreement entered into between us and Herald Chen (the Equity Award Exchange Agreement), Mr. Chen will have a right (but not an obligation) to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. We refer to this right as the Equity Award Exchange. The Equity Award Exchange applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of our amended and restated certificate of incorporation. Subsequent to December 31, 2020, Mr. Chen exercised options to purchase 39,600 shares of Class A common stock, which shares will be exchanged for an equivalent number of shares of Class B common stock in the Class B Exchange but which are, unless otherwise specified, not included in the number of shares of Class B common stock given above or elsewhere in this prospectus. There are 2,360,400 shares of our Class A common stock subject to options held by Mr. Chen that we anticipate will be subject to the Equity Award Exchange Agreement and may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering. In the event that Mr. Chen had exchanged all shares of Class A common stock that he may acquire pursuant to options that he exercises immediately prior to this offering, then the Class B Stockholders would have held approximately 93.5% of the voting power of our capital stock in the aggregate immediately following the completion of this offering.

The number of shares above gives effect to a 1-to-3 forward stock split, which occurred on May 20, 2020 (the Forward Stock Split). Except as otherwise indicated, all information in this prospectus:

•	gives effect to the Forward Stock Split as if it had occurred on the date of such information;

•

assumes the conversion of all outstanding shares of our Class F common stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation (the Class F Conversion);

•

assumes the conversion of all outstanding shares of our Series A convertible preferred stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation (the Preferred Stock Conversion, and together with the Class F Conversion, the Capital Stock Conversions);

•

assumes the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws will each occur immediately prior to the completion of this offering;

•	the Class B Stock Exchange will occur immediately prior to the completion of this offering;

•	assumes no exercise of outstanding stock options and warrants or forfeiture of outstanding restricted stock subsequent to December 31, 2020; and

•	assumes no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for 2019 and 2020 and summary consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for 2018 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes, and our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except for share and per share amounts)
Revenue	$483,363	$994,104	$1,451,086
Costs and expenses:
Cost of revenue(1)(2)	53,758	241,274	555,578
Sales and marketing(1)(2)	166,799	481,781	627,796
Research and development(1)	16,270	44,966	180,652
General and administrative(1)	14,854	31,712	66,431
Lease modification and abandonment of leasehold improvements	—	—	7,851
Extinguishments of acquisition-related contingent consideration	(10,763)	—	74,820

Total cost and expenses	240,918	799,733	1,513,128

Income (loss) from operations	242,445	194,371	(62,042)
Other income (expense):
Interest expense and loss on settlement of debt	(484,644)	(73,955)	(77,873)
Other income (expense), net	1,940	5,818	4,209

Total other income (expense)	(482,704)	(68,137)	(73,664)

Income (loss) before income taxes	(240,259)	126,234	(135,706)
Provision for (benefit from) income taxes	19,736	7,194	(9,772)

Net income (loss)	(259,995)	119,040	(125,934)
(Loss) attributable to noncontrolling interest	—	—	(747)

Net income (loss) attributable to AppLovin shareholders	(259,995)	119,040	(125,187)

Less: Income attributable to participating securities	—	(42,664)	—

Net income (loss) attributable to common stock—Basic	(259,995)	76,376	(125,187)

Net income (loss) attributable to common stock—Diluted	$(259,995)	$76,561	$(125,187)

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except for share and per share amounts)
Net income (loss) per share attributable to common stockholders:(3)

Basic	$(1.37)	$0.36	$(0.58)

Diluted	$(1.37)	$0.36	$(0.58)

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:(3)
Basic	189,533,630	210,937,147	214,936,545

Diluted	189,533,630	212,365,429	214,936,545

Pro forma net income (loss) per share attributable to common stockholders (unaudited):(3)
Basic			$(0.39)

Diluted			$(0.39)

Pro forma weighted average common shares used to compute net income (loss) per share attributable to common stockholders (unaudited):(3)
Basic			324,102,590

Diluted			324,102,590

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$517	$124	$982
Sales and marketing	2,582	1,922	10,668
Research and development	1,009	5,009	36,852
General and administrative	1,357	3,167	13,885

Total stock-based compensation	$5,465	$10,222	$62,387

(2)	Includes amortization expense related to acquired intangibles as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$7,932	$74,787	$228,339
Sales and marketing	495	7,641	11,587

Total amortization expense related to acquired intangibles	$8,427	$82,428	$239,926

(3)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical net income (loss) per share and the number of shares used in the computation of the per share amounts. Unaudited pro forma basic net loss per share attributable to common stockholders is computed to give effect to the automatic conversion of all outstanding shares of our preferred stock into 109,090,908 shares of Class A common stock and the automatic conversion of the convertible security issued in connection with a strategic partnership with Athena FZE (see Note 6 to our consolidated financial statements included in this prospectus) into 625,000 shares of common stock at $64.00 per share, which is the initial public offering price per share multiplied by 0.8, weighted for the part of the year when the convertible security was outstanding.

Consolidated Balance Sheet Data

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$317,235	$863,741	$2,211,326
Working capital(3)	64,942	608,349	1,956,821
Total assets	2,154,593	2,701,099	4,045,052
Total debt	1,599,200	2,165,498	1,765,498
Convertible preferred stock	399,589	—	—
Accumulated deficit	(1,012,400)	(1,032,192)	(1,032,192)
Total stockholders’ equity (deficit)	(158,545)	(178,337)	1,566,503

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the Capital Stock Conversions, as if such conversions had occurred on December 31, 2020, (ii) the Class B Exchange, as if such exchange had occurred on December 31, 2020, (iii) the increase in our senior secured term loan facility by $300.0 million in February 2021, as if such transaction had occurred on December 31, 2020, (iv) the borrowing of an additional $250.0 million under our revolving credit facility in March 2021, as if such transaction had occurred on December 31, 2020, and (v) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of 22,500,000 shares of our Class A common stock in this offering, based upon the initial public offering price of $80.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us (with respect to these offering expenses, $2.7 million had been paid at December 31, 2020 and $0.9 million had been accrued as of December 31, 2020), and (iii) the application of the estimated net proceeds from this offering, as described in the section titled “Use of Proceeds.”

(3)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the following financial measures that were not prepared in accordance with GAAP to evaluate our business. We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except percentages)
Net income (loss)	$(259,995)	$119,040	$(125,934)
Adjusted EBITDA	$255,618	$301,197	$345,495
Net income (loss) margin	(53.8)%	12.0%	(8.7)%
Adjusted EBITDA margin	52.9%	30.3%	23.8%

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a description of Adjusted EBITDA and Adjusted EBTIDA margin and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes, and our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be adversely affected by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, especially with respect to our AppLovin Apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

Our limited operating history, especially with respect to our AppLovin Apps, which we launched in 2018, may make it difficult to evaluate our current business and our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the mobile app ecosystem, including our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	attract new and retain existing business clients using AppLovin Software and users of our Apps;

•	successfully compete with current and future competitors, some of whom are also our clients;

•	successfully expand our business in existing markets and enter new markets and geographies;

•	successfully execute strategic acquisitions and partnerships;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	comply with existing and new laws and regulations applicable to our business;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	establish and maintain our brand and reputation;

•	adapt to rapidly evolving trends in the ways businesses and consumers interact with technology;

•	effectively manage our rapid growth;

•	avoid interruptions or disruptions in our AppLovin Core Technologies, Software, or Apps; and

•	hire, integrate, and retain key personnel.

Further, because we have limited historical financial data, including limited data regarding the integration of our strategic acquisitions and partnerships, and operate in a rapidly evolving market, any financial planning and forecasting, including predictions about our future revenue and expenses, may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations. If we fail to address the risks and uncertainties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.

Our results of operations are likely to fluctuate from period-to-period, which could cause the market price of our Class A common stock to decline.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

•	our ability to maintain and grow our business client and user bases;

•	changes to our Core Technologies, Software, Apps, or other offerings, or the development and introduction of new Software or development of new mobile apps by our studios or our competitors;

•

changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, or to our Software, Apps, website, or the internet generally;

•

changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (IDFA), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

•	the diversification and growth of revenue sources beyond our current Software and Apps;

•	the actions of our competitors, both with respect to their own offerings and, to the extent such competitors are also our clients, with respect to their use of our Software;

•

costs and expenses related to the strategic acquisitions and partnerships, including costs related to integrating mobile gaming studios or other companies that we acquire, as well as costs and expenses related to the development of our Core Technologies, Software, or Apps;

•	our ability to achieve or maintain profitability;

•	increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	system failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

•	changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

•	charges associated with impairment of any assets on our balance sheet or changes in our expected estimated useful life of property and equipment and intangible assets;

•	adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

•	changes in the legislative or regulatory environment, such as with respect to privacy;

•	the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;

•

the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•	the application of new or changing financial accounting standards or practices; and

•	changes in regional or global business or macroeconomic conditions, including as a result of the COVID-19 pandemic, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how quickly newly-launched Software may begin to generate revenue or decline in popularity. Further, we cannot be certain if a new App will become popular amongst users and generate revenue. The success of our business depends in part on our ability to develop and enhance our Software and consistently and timely launch new Apps. It is difficult for us to predict with certainty when we will expand our Software suite or launch a new App as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If our business clients do not adopt our new Software offerings, or develop or further invest in their own competing alternatives, or if we are unable to successfully launch or acquire new Apps or maintain or improve existing Apps, our business and results of operations could be adversely affected. Fluctuations in our results of operations may cause such results to fall below our financial guidance or the expectations of analysts or investors, which could cause the market price of our Class A common stock to decline.

The mobile app ecosystem is intensely competitive. If business clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

We face significant competition in the mobile app ecosystem. We offer a suite of solutions for developers to get their mobile apps discovered and downloaded by the right users, optimize return on marketing spend, and maximize the monetization of their engagement. We collect revenue from business clients for fees paid by mobile app advertisers, including developers, that use our Software and from the sale of advertising inventory of our Apps. Advertisers often engage with several advertising platforms and networks to purchase advertisements on mobile apps and developers often engage with multiple tools to market and monetize their apps. Accordingly, we face significant competition from traditional, online and mobile businesses that provide ad networks and platforms, mobile apps and games, media, and other services for advertisers to reach relevant audiences. We also face competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Facebook, Google, Twitter, and Unity Software as well as various private companies. Several of these companies, including Facebook, Google, and Unity Software, are also our partners and Enterprise Clients.4 Additionally, our studios build many of our Apps using the development kits offered by Unity Software. Clients who are also competitors may decide to invest in their own offerings rather than continue to use our Software or advertise on our Apps.

Additionally, we also compete with businesses that develop online and mobile games and other mobile apps, which vary in size and include companies such as Activision Blizzard, Tencent, and Zynga, as well as other public and private companies. Many of these companies are also our partners and clients. As we expand our global operations and mobile app offerings, we increasingly face

[4]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of how we define Enterprise Clients.

competition from high-profile companies with significant online presences that may introduce new or expanded offerings, such as Apple, Facebook, Google, Microsoft, and Snap. In addition, other large companies that to date have not actively focused on mobile apps or gaming may decide to develop mobile apps or gaming offerings, such as Amazon’s recently introduced games platform, or partner with other developers. Some of these current and potential competitors have significantly greater resources that can be used to develop, acquire, or brand additional mobile apps or gaming alternatives, and may have more diversified revenue sources than we do and therefore may be less severely affected by changes in consumer preferences, regulations, or other developments that may impact our business or industry.

Further, as there are relatively low barriers to entry to develop and publish a mobile app, we expect new competitors to enter the market and existing competitors to allocate more resources towards developing and marketing competing games and apps. Because our mobile games are free to play, our Apps compete primarily on the basis of user experience rather than price. The proliferation of apps makes it difficult for us to differentiate ourselves from our competitors and compete for users and the success of our Apps will depend in part on our Software continuing to provide effective marketing and monetization tools.

We also face competition for advertising spending and for the discretionary spending, leisure time, and attention of our users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app ecosystem highly fragmented and making it more difficult for any mobile app to differentiate itself. Our future growth depends in part on the overall health of the mobile app ecosystem and in particular, mobile gaming. Increasing competition could result in decreases in our App users, increased user acquisition costs, lower engagement with our Apps, and loss of key personnel, all of which could adversely affect our business, financial condition, or results of operations.

Some of our current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us, particularly outside of the United States. Some of our current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than we do. If business clients or users prefer our competitors’ products or services over our own, or if our competitors are better able to adapt to changes in the preferences of advertisers or users, regulations, or other developments, our business, financial condition, and results of operations could be adversely affected.

The mobile app ecosystem is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the mobile app ecosystem. Our future success depends in part on our ability to adapt to trends and to innovate. To attract new business clients and users and increase revenue from our current business clients and users, we will need to enhance and improve our Core Technologies, Software, and Apps. Enhancements of our existing technology and offerings, and new offerings, may not be introduced in a timely or cost-effective manner and may contain errors or defects.

Our business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and we expect that this trend will continue. However, the mobile app ecosystem may not grow in the way we anticipate. We must continually anticipate and adapt to emerging technologies to stay competitive. As the technological infrastructure for internet access improves and evolves, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If we decide to support a new technology or business model in the future, it may require partnering with a new platform, technology, or business partner, which may be on terms that are less favorable to us than those for traditional technologies or business models.

To invest in a new technology or expand our offerings, we must invest financial resources and management attention. We may invest significant resources in a new offering or in a strategic acquisition or partnership, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, our competitors may adopt an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours or attract more users than ours.

If, on the other hand, we do not continue to enhance our Core Technologies, Software, or Apps, or do not appropriately allocate our resources amongst opportunities, or we otherwise elect not to pursue new business models that achieve significant commercial success, we may face adverse consequences. For example, we do not currently offer our Apps on all devices or all gaming platforms. If the devices on which our Apps are available decline in popularity or become obsolete faster than anticipated, or if new platforms emerge other than those on which our games are offered, we could experience a decline in revenue and in our number of App users, and we may not achieve the anticipated return on our development efforts. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or we are unable to successfully adapt to and appropriately allocate our resources amongst current and new technologies, our business, financial condition, and results of operations could be adversely affected.

The failure to attract new business clients, the loss of clients, or a reduction in spending by these clients could adversely affect our business, financial condition, and results of operations.

A significant portion of our revenue is Business Revenue.5 We collect Business Revenue from advertisers spending on our Software and Apps. Business Revenue from our Software, which is mostly from AppDiscovery, is generated from our advertisers, typically on a performance-based, cost-per-install basis, then shared with our advertising publishers, typically on a cost per impression model. Business Revenue generated from our Apps comes from advertisers that purchase ad inventory from our diverse portfolio of mobile games. As is common in the mobile app ecosystem and in the advertising industry, our business clients do not have long-term advertising commitments with us. Our success depends in part on our ability to satisfy our advertising partners.

Business Revenue could also be impacted by a number of other factors, including:

•	our ability to attract and retain business clients;

•	our ability to improve the effectiveness and predictability of our advertising and matching algorithms;

[5]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our Business Revenue.

•	our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements;
•	our ability to continue to increase user access to and engagement with our Apps;

•	mobile app changes or inventory management decisions we may make that change the size, format, frequency, or relative prominence of advertisements displayed on our Apps;

•	our ability to recruit, train, and retain personnel to support continued growth of our Platform;

•	our ability to establish and maintain our brand and reputation;

•	loss of market share to our competitors, including if competitors offer lower priced, more integrated, or otherwise more effective products;

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the development and success of technologies designed to block the display of advertisements or block our ad measurement tools, which have in the past impacted and may in the future impact our business, or technologies that make it easier for users to opt out of behavioral targeting;

•

the availability, accuracy, utility, and security of analytics and measurement solutions offered by us or third parties that demonstrate the value of our Software to advertisers, developers and publishers, or our ability to further improve such tools;

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government actions or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

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changes that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the GDPR), ePrivacy Directive, the California Consumer Privacy Act (the CCPA), and the Children’s Online Privacy Protection Act (the COPPA);

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decisions by business clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our user data practices, advertising metrics or tools, our Software or Apps, or other companies in our industry; and

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the impact of macroeconomic conditions, including the impact of the COVID-19 pandemic and responses thereto, and seasonality, whether in the advertising industry in general, or among specific types of advertisers or within particular geographies.

From time to time, certain of these factors have adversely affected our revenue to varying degrees. The occurrence of any of these or other factors in the future could result in a reduction in demand for our Software and use of our Apps, which may reduce the prices we receive for our advertisements or cause business clients to stop advertising with us altogether, either of which would adversely affect our business and results of operations. The failure to attract new business clients, loss of business clients, or reduction in spending by business clients could adversely affect our business, financial condition, and results of operations.

If we are unable to launch or acquire new Apps and successfully monetize them, or continue to improve the experience and monetization of our existing Apps, our business, financial condition, and results of operations could be adversely affected.

Our business depends in part on launching or acquiring, and continuing to service, mobile apps that users will download and spend time and money using. We have devoted and we expect to continue to devote substantial resources to the research, development, analytics, and marketing of our Apps. Our development and marketing efforts are focused on improving the experience of our existing Apps, developing new Apps, and successfully monetizing our Apps. Our Apps generate revenue primarily through the sale of advertising, a substantial portion of which comes from other mobile gaming clients, and IAPs. For Apps distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers, which share may be subject to changes or increases over time. In order to achieve and maintain our profitability, we need to generate sufficient revenue from our existing and new Apps to offset our ongoing development, marketing, and other operating expenses.

Successfully monetizing our Apps is difficult and requires that we deliver user experiences that a sufficient number of users will pay for through IAPs or we are able to otherwise sufficiently monetize our Apps, including by serving in-app advertising. The success of our Apps depends in part on unpredictable and volatile factors beyond our control including user preferences, competing apps, new third-party platforms, and the availability of other entertainment experiences. If our Apps do not meet user expectations or if they are not brought to market in a timely and effective manner, our business and results of operations could be adversely affected.

In addition, our ability to successfully launch or acquire Apps and their ability to achieve commercial success will depend in part on our ability to:

•	effectively market our Apps to existing and new users;

•	achieve a positive return on investment from our marketing and user acquisition costs or achieve organic user growth;

•

adapt to changing trends, user preferences, new technologies, and new feature sets for mobile and other devices, including determining whether to invest in development for any new technologies, and achieve a positive return on the costs associated with such adaptation;

•

continue to adapt mobile app feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

•	achieve and maintain successful user engagement and effectively monetize our Apps;

•	develop mobile games that can build upon or become franchise games and expand and enhance our mobile games after their initial releases;

•	develop Apps other than mobile games;

•	identify and execute strategic acquisitions and partnerships;

•	attract advertisers to advertise on our Apps;

•	partner with third-party platforms and obtain featuring opportunities;

•	compete successfully against a large and growing number of competitors;

•	accurately forecast the timing and expense of our operations, including mobile app and feature development, marketing, and user acquisition;

•	minimize and quickly resolve bugs or outages;

•	acquire, or invest in, and successfully integrate high quality mobile app companies or technologies; and

•	retain and motivate talented and experienced developers and other key personnel from such acquisitions and investments.

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop and launch new Apps. Even if successful, certain genres of mobile apps, such as casual games, may have a relatively short lifespan. Further, as our Apps expand into additional genres of mobile games or additional categories of mobile apps, we will face risks specific to those genres or categories. For example, in mid-core games, there is typically a higher upfront investment prior to the launch of a game compared to casual games, which means publishing a new game in that genre will expose us to greater risks as our financial condition and results of operations will be more significantly adversely affected to the extent such a game does not become popular and commercially successful. If we are not successful in launching new mobile games or expanding into other genres of mobile games or categories of mobile apps, our business, financial condition, and results of operations could be adversely affected.

If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with Apps, our business, financial condition, and results of operations could be adversely affected.

The size of our user base and the level of user engagement with our Apps are critical to our success. Our results of operations have been and will continue to be significantly determined by our success in acquiring and engaging App users. We expect that the number of our App users may fluctuate or decline in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. In addition, if people do not perceive our Apps as useful or entertaining, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm our revenue. A number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that we will not experience a similar erosion of our App users or user engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different Apps. Any number of factors can adversely affect user growth and engagement, including if:

•	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of our Apps;

•

we fail to introduce new Apps or features that users find engaging or that achieve a high level of market acceptance or we introduce new Apps, or make changes to existing Apps that are not favorably received;

•	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size, and quality of advertisements that we display;

•	users have difficulty installing, updating, or otherwise accessing our Apps as a result of actions by us or third parties;

•	we are unable to continue to develop Apps that work with a variety of mobile operating systems and networks; and

•	questions about the quality of our Apps, our data practices or concerns related to privacy and sharing of personal information and other user data, safety, security, or other factors.

Additionally, we expect it will become increasingly difficult and more expensive for us to acquire users for our Apps for a variety of reasons, including the increasingly competitive nature of the mobile app ecosystem and the significant amount of time and attention users are dedicating to competing entertainment options. Further, we believe that changes that Apple has implemented during the last several years to its platform, particularly the removal of the Top Grossing rankings and decreasing the prominence of the Top Free rankings, may adversely affect the number of organic downloads of our

Apps. If our competitors increase their user acquisition spending, we could experience higher costs per an install for our Apps, which would adversely affect our revenue and margins. Furthermore, our spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new Apps for which we do not have similar Apps in our portfolio to aid us in our modeling efforts. If we are unable to grow our user base and increase our user engagement levels, or unable to do so cost effectively, our business, financial condition, and results of operations could be adversely affected.

We have experienced significant growth through strategic acquisitions and partnerships, and we face risks related to the integration of such acquisitions and the management of such growth.

As part of our growth strategy, we have frequently acquired companies, businesses, personnel, and technologies in the past, and we intend to continue to evaluate and pursue strategic acquisitions and partnerships. For example, since 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships, including for the acquisition of PeopleFun in the first quarter of 2018, MAX in the third quarter of 2018, SafeDK in July 2019, and Machine Zone, Inc. (Machine Zone) in May 2020. In addition, in February 2021, we entered into a share purchase agreement to acquire Adjust, which we amended and restated and then further amended in March 2021. Each of these acquisitions requires unique approaches to integration due to, among other reasons, the structure of the acquisitions, the size, locations, and cultural differences among their teams and ours, and has required, and will continue to require, attention from our management team. As we continue to grow, the size of our acquisitions and investments may increase. For instance, our acquisition of Machine Zone was our largest acquisition to date, and we expect our acquisition of Adjust to have a greater total purchase consideration. In addition to the larger purchase prices associated with such acquisitions and investments, larger acquisitions and investments may also require additional management resources to integrate more significant and often more complex businesses into our company. We will continue to explore and evaluate additional acquisitions, some of which may be the same size or even larger in scale and investment than the Machine Zone acquisition and our pending acquisition of Adjust.

Our future success depends in part on our ability to integrate these acquisitions and manage these businesses, partnerships, and transactions effectively. If we are unable to obtain the anticipated benefits or synergies of such acquisitions, or we encounter difficulties integrating acquired businesses with ours, our business, financial condition, and results of operations could be adversely affected.

Challenges and risks from such strategic acquisitions and partnerships include:

•

diversion of our management’s attention in the acquisition and integration process, including oversight over acquired businesses which continue their operations under contingent consideration provisions in acquisition agreements;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future performance;

•

the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

•

the need to implement internal controls, procedures, and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices and incident response plans, compliance with privacy and other regulations protecting the rights of clients and users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company’s operations;

•

the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed GAAP;

•	the implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

•

the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

•

increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees and other service providers, benefit plans, equity, job types, and lines of business globally; and

•

liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

If we are unable to successfully integrate and manage our acquisitions and strategic partnerships, we may not realize the expected benefits of such transactions or become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

We plan to continue to expand and diversify our operations through strategic acquisitions and partnerships. We face a number of risks related to these transactions.

We plan to continue to expand and diversify our operations with additional strategic acquisitions or partnerships, strategic collaborations, joint ventures, or licensing arrangements. As we continue to grow, these transactions may be larger and require significant investments, such as our acquisition of Machine Zone and our pending acquisition of Adjust. We may be unable to identify or complete prospective acquisitions or partnerships for many reasons, including our ability to identify suitable targets, increasing competition from other potential acquirers, the effects of consolidation in our industries, potentially high valuations of acquisition candidates, and the availability of financing to complete larger acquisitions. Even if we do complete any such transactions, we may incur significant costs, such as professional service fees. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets, particularly larger targets, or force us to divest an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects could be adversely affected, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

Further, completing larger acquisitions or other strategic transactions is significantly riskier in that such transactions require additional consideration and management attention to complete, and could introduce additional exposure to regulatory and compliance risk. To complete these transactions, we may need to spend large amounts of cash, which may not be available to us on acceptable terms, if at all, or issue equity or equity-linked consideration, which may dilute our current stockholders. For example, in connection with our pending acquisition of Adjust, we expect to issue convertible securities that are convertible into an aggregate number of shares of our Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of our Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day our Class A common stock is first traded on the Nasdaq Global Select Market. See the section titled “Description of Capital Stock—Adjust Convertible Securities” for additional information. Further, we generally devote more time and resources towards performing diligence on larger transactions and may be required to devote more resources towards regulatory requirements in connection with such transactions. To the extent that we do not perform sufficient diligence on a larger acquisition or such a transaction does not generate the expected benefits, our business, financial condition, and results of operations will be harmed, and to a greater extent than would occur with a smaller transaction.

Absent such strategic transactions, we would need to undertake additional development or commercialization activities at our own expense. If we elect to fund and undertake such additional efforts on our own, we may need to obtain additional expertise and additional capital, which may not be available to our company on acceptable terms, if at all. If we are unable to do any of the foregoing, we may not be able to develop our Core Technologies, Software, and Apps effectively or achieve our expected product roadmap on a timely basis, which could adversely affect our business, financial condition, and results of operations.

The benefits of a strategic acquisition or partnership may also take considerable time to develop, and we cannot be certain that any particular strategic acquisition or partnership will produce the intended benefits. Further, acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill and intangible assets. If we are unable to identify and complete strategic acquisitions or partnerships, our business, financial condition, and results of operations could be adversely affected.

Our strategic acquisitions and partnerships may expose us to tax risks.

From time to time, we have acquired and may acquire companies, assets, businesses, and technologies and we have entered into and may enter into other strategic partnerships and transactions. We face a variety of tax risks related to such transactions, including that we may be required to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and that the companies or businesses we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters. Additionally, while we typically include indemnification provisions in our definitive agreements related to strategic acquisitions and partnerships, these indemnification provisions may be insufficient in the event that tax liabilities are greater than expected or in areas that are not fully covered by indemnification. If we are unable to adequately predict and address such tax issues as they arise, our business, financial condition, and results of operations could be adversely affected.

We have entered into strategic partnerships with mobile gaming studios, and a failure to maintain such relationships may harm our ability to launch new Apps as well as our brand and reputation.

From time to time, we have entered into strategic partnerships with mobile gaming studios (our Partner Studios). We have historically allowed these Partner Studios to continue their operations with a degree of autonomy. In certain of these transactions, we have bought games from such Partner Studios and entered into development agreements whereby such Partner Studios provide us support in developing and improving games and grant us a right of first refusal with respect to future games.

These agreements typically have a fixed term, after which our Partner Studios may choose not to continue working with us. Any deterioration in our relationship with these Partner Studios may harm our ability to monetize the games we purchase and launch future mobile games developed by these Partner Studios and may lead to such Partner Studios choosing not to renew their partnerships with us. Further, if a Partner Studio becomes dissatisfied with us, our brand and reputation may be harmed and we may have more difficulty entering into similar partnerships in the future. Additionally, our international Partner Studios may be located in areas with less certain legal and regulatory regimes or more potential risks, which may increase our costs to maintain such strategic partnership. If we are unable to maintain any of these partnerships, we may be required to invest significant resources in expanding our other studios or entering into agreements with additional mobile gaming studios in order to continue producing the same volume and quality of Apps, and our business, financial condition, and results of operations could be adversely affected.

We rely on third-party platforms to distribute our Apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our Apps, our business, financial condition, and results of operations could be adversely affected.

The mobile app ecosystem depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook, some of which are direct competitors. We derive significant revenue from the distribution of our Apps through these third-party platforms and almost all of our IAPs are made through the payment processing systems of these third-party platforms. We are subject to the standard policies and terms of service of such third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other mobile app companies, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are labeled or are able to advertise on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform. For example, in June 2020, Apple announced a plan to overhaul IDFA, which anonymously profiles users for targeted advertising, as part of a new proposed application tracking transparency framework that, among other things, would require opt-in consent for certain types of tracking. The extent of such potential IDFA and transparency changes, and their timing, remains uncertain. We rely in part on IDFA to provide us with data that helps our Software better market and monetize Apps. The proposed IDFA and transparency changes may require us to engage in significant changes to our data collection practices, which may require our expenditure of substantial costs and resources, and to the extent we are unable to utilize IDFA or a similar offering, or if the transparency changes and any related opt-in or other requirements result in decreases in the availability or utility of data relating to Apps, our Software may not be as effective, we may not be able to continue to efficiently generate revenue for our Apps, and our revenue and results of operations may be harmed. Additionally, Apple implemented new requirements for consumer disclosures regarding privacy and data processing practices in December 2020, which has resulted in increased compliance requirements and could result in decreased usage of our Apps. Apple has also announced a new application tracking transparency framework that would require opt-in consent for certain types of tracking. This proposed transparency framework, which is anticipated to be implemented in spring of 2021, could have an impact on the effectiveness of our advertising practices and/or our ability to efficiently generate revenue for our Apps. Any similar changes to the policies of Apple or Google may materially and adversely affect our business, financial condition, and results of operations.

If we violate, or a distribution platform provider believes we have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such distribution provider, that platform provider could limit or discontinue our access to its platform. For example, in August 2020, Apple and Google removed a mobile game developed by one of our competitors from their platforms for violating their standard policies and terms of service. If one of our distribution platform partners were to limit or discontinue the distribution of our Apps on their platform, it could adversely affect our business, financial condition, and results of operations.

We also rely on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. In addition, third-party platforms also impose certain file size limitations, which may limit the ability of users to download some of our larger Apps in over-the-air updates. Aside from these over-the-air file size limitations, a larger game file size could cause users to delete our mobile games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these mobile games.

If issues arise with third-party platforms that impact the visibility or availability of our Apps, our users’ ability to access our Apps or our ability to monetize our Apps, or otherwise impact the design or effectiveness of our Software, our business, financial condition, and results of operations could be adversely affected.

Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations.

We have historically experienced revenue concentration with respect to certain Apps as well as other facets of our business. Our future success depends, in part, on launching or acquiring and successfully monetizing additional Apps and on establishing and maintaining successful relationships with a diverse set of business clients. While our Apps consist of over 200 mobile games, currently a limited number of those are responsible for a significant portion of our revenue. In 2020, two games, Matchington Mansion and Wordscapes, collectively represented approximately 31% of our revenue. The loss or failure to successfully monetize one of these Apps could have a significant impact on our results of operation. Similarly, our future success depends, in part, on the ability of our Owned Studios and Partner Studios to launch and monetize additional mobile games and other mobile apps, as well as, on our ability to successfully acquire and monetize additional mobile games and other mobile apps, and these Apps may not successfully diversify our revenue concentration. If we are unable to successfully launch or acquire new Apps, our reliance on a limited number of Apps may increase. Additionally, certain genres of games typically rely on only a small portion of their total users for a significant amount of their revenue, and as we expand our number of Apps in these genres, such as mid-core, we may experience these effects and need to attract, engage, and increase the spending levels of these particular users to achieve success.

More generally, we face concentration risk in that our Software and Apps operate in the mobile app ecosystem and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these app ecosystems. Further, a significant amount of our total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook. Because Facebook and Google are also significant partners of Adjust, following the closing of that acquisition, a deterioration in our or Adjust’s relationship with such companies would have a greater impact on our business, financial condition, and results of operations. If any of these concentrated portions of our revenue are harmed or are lost, our business, financial condition, and results of operations could be adversely affected.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

We have experienced rapid growth in the scale, scope, and complexity of our business. For example, while we only launched our Apps in 2018, today, our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games across five genres, run by twelve studios. Our growth in any prior period should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our growth strategies.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. Our future success depends in part on our ability to manage this expanded business and to continue to grow both our Software and Apps. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely affect our business, financial condition, and results of operations.

Our future growth may involve expansion into new business opportunities, and any efforts to do so that are unsuccessful or are not cost-effective could adversely affect our business, financial condition, and results of operations.

In the past, we have grown by expanding our offerings into new business opportunities and we expect to continue to do so. We have dedicated resources to expanding into adjacent business opportunities in which large competitors have an established presence, as was the case with our Apps. Additionally, our future growth may include expansion into additional genres of mobile games or into other mobile app sectors, which may require significant investment in order to launch and which may not be prove successful. Our future growth depends in part on our ability to correctly identify areas of investment and to cost-effectively execute on our plans. We have in the past and may in the future expend significant resources in connection with strategic acquisitions and partnerships to expand into new business opportunities. Even if successful, the growth of any new business opportunity could create significant challenges for our management and operational resources and could require considerable investment. The deployment of significant resources towards a new opportunity that proves unsuccessful, or our inability to choose the correct investment opportunities for our future, could adversely affect our business, financial condition, and results of operations.

Our international operations are subject to increased challenges and risks.

We expect to continue to expand our international operations in the future by opening new offices, entering into strategic partnerships with new international game studios, acquiring companies that may have international operations, and providing our Apps in additional countries and languages. For example, our Owned Studios and Partner Studios are located throughout the world, including in areas with less certain legal and regulatory regimes or more potential risks, such as China and Vietnam. Expanding our international operations may subject us to risks associated with:

•	recruiting and retaining talented and capable management and employees in foreign countries;

•	the diversion of senior management attention;

•	challenges caused by distance, language, and cultural differences;

•	developing and customizing Software and Apps that appeal to the tastes and preferences of users in international markets;

•	the inability to offer certain Software or Apps in certain foreign countries;

•	competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

•	utilizing, protecting, defending, and enforcing our intellectual property rights;

•	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

•	the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

•	implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects us from fraud;

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compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy laws, and laws relating to content and consumer protection (for example, the United Kingdom’s Office of Fair Trading’s 2014 principles relating to IAPs in free-to-play games that are directed toward children 16 and under);

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in certain countries;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;

•	political, economic, and social instability;

•	public health crises, such as the COVID-19 pandemic, which can result in varying impacts to our employees, clients, users, advertisers, app developers, and business partners internationally;

•	higher costs associated with doing business internationally, including costs related to local advisors;

•	export or import regulations; and

•	trade and tariff restrictions.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

Our business depends in part on our ability to increase in-app purchases, manage the economies in our Apps and respond to changes with respect to in-app purchases, and any failure to do so could adversely affect our business, financial condition, and results of operations.

Our business and future growth depend in part on our ability to increase the amount of IAPs in our Apps, which requires our studios to effectively design mobile games and other apps that create features and virtual goods for which users will pay. Users make IAPs because of the perceived in-app value of virtual goods, which is dependent on the relative ease of obtaining an equivalent good by playing our mobile games. The perceived in-app value of these virtual goods can be impacted by various actions that we take in the mobile games including offering discounts for virtual goods, giving away virtual goods in promotions, or providing easier non-paid means to secure these goods. Managing virtual economies is difficult and relies on our assumptions and judgement. Further, changes in user preferences, including with respect to how they interact with mobile apps and general views towards IAPs, could decrease levels of spending on IAPs on our Apps and in the mobile app ecosystem generally. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any disruption in such economies, our reputation may be harmed and our users may be less likely to play our mobile games and to purchase virtual goods from us in the future, which could adversely affect our business, financial condition, and results of operations.

In addition, changes in the policies of Apple, Google, or other third-party platforms, or changes in accounting policies promulgated by the SEC, and national accounting standards bodies affecting software and virtual goods revenue recognition, could further significantly affect the way we report revenue related to IAPs, which could adversely affect our results of operations. Any changes in user, third-party platform, or regulator views towards IAPs, or any inability by us to respond to changing trends with respect to IAPs, could adversely affect our business, financial condition, and results of operations.

We are highly dependent on our co-founder and chief executive officer, as well as our senior management team, and our business and growth may be adversely affected if we fail to attract, retain, and motivate key personnel.

Our future success depends in significant part on the continued service of our key management and engineering personnel, including our co-founder, CEO, and Chairperson, Adam Foroughi. Our ability to compete and grow depends in part on the efforts and talents of these employees and executives, who are important to our vision, strategic direction, culture, products, and technology. We do not have employment agreements, other than offer letters, with Mr. Foroughi or other members of our senior management team, and we do not maintain key-man insurance for members of our senior management team. The loss of Mr. Foroughi or any other member of our senior management team could cause disruption and adversely affect our business, financial condition, or results of operations.

In addition, our ability to execute our strategy depends in part on our continued ability and the continued ability of our Partner Studios to identify, hire, develop, motivate, and retain highly skilled employees, particularly in the competitive fields of game development, product management, engineering, and data science. We believe that our corporate culture has been an important factor in our ability to hire and retain key employees, and if we are unable to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. While we believe we compete favorably, competition for highly skilled employees is intense, particularly in the San Francisco Bay Area, where our headquarters is located. Interviewing, hiring, and integrating new employees has been and will continue to be particularly challenging during the COVID-19 pandemic. As part of our global remote working plans, throughout the duration of the COVID-19 pandemic, we will devote increased efforts to maintaining our collaborative culture, including through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our employees, including new employees, as we evaluate the impacts of the COVID-19 pandemic on our business and employees. If we are unable to identify, hire, and retain highly skilled employees, our business, financial condition, and results of operations could be adversely affected.

We have historically hired a number of key personnel and added additional team members working on our Apps through strategic acquisitions and partnerships, and as competition within the mobile app ecosystem for attractive target companies with a skilled employee base persists and increases, we may incur significant expenses and difficulty in continuing this practice. The loss of talented employees with experience in the assets we acquire could result in significant disruptions to our business and the integration of acquired assets and businesses. If we do not succeed in recruiting, retaining, and motivating these key employees, we may not achieve the anticipated results of acquisitions.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

The mobile app ecosystem is prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our clients or users or to disrupt our ability to provide service. Our Platform and Apps involve the collection, storage, processing, and transmission of a large amount of data, including personal information. We also store and implement measures designed to secure the source code for our Platform and Apps as they are created. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data, including source code, or user data, including personal information, content, or payment information from users, or information from business clients, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, which could adversely affect our business and reputation, damage our operations, result in litigation or regulatory enforcement action, and diminish our competitive position. In particular, a breach, whether physical, electronic, or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Computer malware, viruses, social engineering (predominantly spear phishing attacks or credential stuffing), and general hacking have become more prevalent in the mobile app ecosystem. These have occurred on our systems and otherwise in our business in the past, and we expect will continue to occur in the future. We regularly encounter attempts to create false or undesirable user accounts or take other actions for purposes such as spamming or other objectionable ends. Such breaches and attacks may cause interruptions to the services we provide, degrade the user experience, cause clients or users to lose confidence and trust in our Platform or Apps, impair our internal systems and other systems and networks used in our business, or adversely affect our financial condition. Our efforts to protect our data, user data, and information from clients and partners, and to disable undesirable activities on our Platform or Apps, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; breaches of physical security of our facilities or technical infrastructure; or other threats that evolve.

In addition, some developers or other business partners, such as those that help us measure the effectiveness of advertisements, may receive or store information provided by us or by our users through mobile or web apps. We provide limited information to such third parties based on the scope of services provided to us. These third parties may misappropriate our information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed. In such an event, we may have increased costs arising from the restoration or implementation of additional security measures which could adversely affect our business and results of operations. Any theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data, user data, and information from our partners; to prevent data loss, disable undesirable accounts and activities on our Platform or Apps; and to prevent and detect security breaches; we cannot assure you that such measures will provide comprehensive security, that we will be able to identify breaches or to react to them in a timely manner or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents. We may face increased risks of cyberattacks and other security incidents during the COVID-19 pandemic as a result of more employees working remotely, our use of third-party systems designed to enable the transition to a remote workforce introducing security risks and increased cyberattacks, such as phishing attacks by threat actors using the attention placed on the COVID-19 pandemic as a method for targeting personnel.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties. As a result of these efforts, we anticipate that we will discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data limitations, the scale of activity on our Platform, challenges related to our personnel working remotely during the COVID-19 pandemic, the re-allocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments could adversely affect user trust and engagement, harm our brand and reputation, require us to change our business practices, and adversely affect our business and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could adversely affect our reputation, business, financial condition, or results of operations.

We anticipate increasing our operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

Although our cash flow from operations was positive in 2018, 2019, and 2020, we incurred a net loss of $125.9 million in 2020 and we may not always achieve sufficient revenue or manage our expenses in order to achieve positive cash flow from operations or profitability in any given period. Our operating expenses may continue to rise as we implement additional initiatives designed to increase revenue, potentially including: developing our Platform and technology stack, expanding our Software, launching Apps, strategic acquisitions and partnerships, business client and user acquisition spending, international expansion, hiring additional employees, and taking other steps to strengthen and grow our company. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We also anticipate that the costs of acquiring new business clients and mobile app users, and otherwise marketing our Software and Apps, will continue to rise. Further, we may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent we enter into larger transactions. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all, and which may be dilutive to our stockholders. If we are unable to generate adequate revenue growth and manage our expenses, we may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

Our Platform and Apps, as well as our internal systems, rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

Our Platform and Apps, as well as our internal systems, rely on software and hardware that is highly technical and complex. In addition, our Platform and Apps, as well as our internal systems, depend in part on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed product or App launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent such errors, bugs, vulnerabilities, or defects impact our Software or the accuracy of data in any such Software, our clients may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions, such as with respect to our Apps using such Software or any future strategic acquisition, that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our clients may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

Our business depends in part on our ability to maintain and scale our technical infrastructure, and any significant disruption to our Platform or Apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our business clients and users depends in part on the reliable performance of our Platform and Apps. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our offerings are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our business clients and users. It is possible that we may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user engagement and revenue growth. Additionally, we rely in part on third-party data centers and cloud hosting infrastructure. Our business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of our control that impact us or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

The COVID-19 pandemic and responses thereto across the globe have altered how individuals interact with each other and affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations remains uncertain.

The ongoing COVID-19 pandemic and resulting social distancing and shelter-in-place orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets and have altered the way in which we conduct our day-to-day business.

The full extent to which the COVID-19 pandemic and the various responses thereto impact our business, operations, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic, including any potential future waves of the pandemic; governmental, business, and individual actions that have been and continue to be taken in response to the pandemic; the effect on our clients; disruptions or restrictions on our employees’ ability to work and travel; the availability and cost to access the capital markets; and interruptions related to our cloud networking and mobile app infrastructure and that impact our business partners, platform providers, clients, and customer service and support providers. As a result of the COVID-19 pandemic, we have temporarily closed our offices around the world, including our corporate headquarters in Palo Alto, California, and implemented travel restrictions. While substantially all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local, or foreign authorities or that we determine are in the best interests of our employees, users, business partners, and stockholders.

In addition to the potential direct impacts to our business, the global economy has been, and is likely to continue to be, significantly weakened as a result of the actions taken in response to the COVID-19 pandemic, and future government intervention remains uncertain. A weakened global economy may negatively impact our business partners as well as our users’ in-app purchasing decisions and users’ buying decisions across the globe generally, which could adversely affect advertiser activity. We may experience heightened levels of variability in the pricing of advertising both in terms of user acquisition and as it relates to our Software and Apps. If these conditions result in significant decreased pricing of advertising, the revenue we make from our Software and advertisers paying to display advertisements in our Apps could be adversely affected, particularly if the levels of user engagement in our Apps are not sufficient to offset these declines, and we may experience increased pressure on our overall margins. If we are not able to respond to and manage the direct and indirect impact of the COVID-19 pandemic on our business, then our business, financial condition, and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success and will be important for our continued growth. We face a number of challenges that may affect our ability to sustain our corporate culture, including: failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture and values; the increasing size and geographic diversity of our workforce; competitive pressures to move in directions that may divert us from our culture and values; the continued challenges of a rapidly-evolving industry; the increasing need to develop expertise in new areas of business that affect us; a negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and the integration of new personnel and businesses from acquisitions. If we are not able to maintain our culture, we could lose the innovation, passion, and dedication of our team and as a result, our business, financial condition, and results of operations could be adversely affected.

If we do not successfully or cost-effectively invest in, establish, and maintain awareness of the AppLovin brand, our business, financial condition, and results of operations could be adversely affected.

We believe that establishing and maintaining the AppLovin brand is critical to maintaining and creating favorable relationships with, and our ability to attract, new business clients, particularly Enterprise Clients, and key personnel. Increasing awareness of the AppLovin brand will depend largely upon our marketing efforts and our ability to successfully differentiate our Software from the offerings of our competitors. In addition, successfully globalizing and extending our brand requires significant investment and extensive management time. If we fail to maintain and increase brand awareness and recognition of our Software, our business, financial condition, and results of operations could be adversely affected.

We generally do not have long-term agreements with our business clients.

Our business clients are not required to enter into long-term agreements with us and may choose to stop using our Software at any time. For example, our advertising agreements can be executed in as little as one day and can be terminated for convenience on two days’ notice. In order to continue to grow our Software, we must consistently provide offerings that clients see as valuable and choose to use. If we fail to maintain our relationships with our clients, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, as certain of our Enterprise Clients are also our competitors, these clients may choose to invest in their own offerings rather than continue to use our Software. Any failure to maintain our relationships with business clients could adversely affect our business, financial condition, and results of operations.

If our Apps do not meet user expectations, or contain objectionable content, our reputation, business, financial condition, and results of operations could be adversely affected.

Expectations regarding the quality, performance, and integrity of our Apps are high. We must continually adapt to changing user preferences including the popularity of various game categories, style of play, and IAP options. Users may be critical of our Apps, business models, or business practices for a wide variety of reasons, including perceptions about gameplay, fairness, game content, features, or services. Independent industry analysts may publish reviews of our Apps from time to time, as well as those of our competitors, and perception of our Apps in the marketplace may be significantly influenced by these reviews. We have no control over what users or these industry analysts report. If users and industry analysts negatively respond to our Apps or changes that we make to our Apps, or provide negative reviews of our Apps, our reputation, business, financial condition, and results of operations could be adversely affected.

Further, despite reasonable precautions, some users may be offended by certain mobile app content, advertisements displayed in our Apps or by the treatment of other users. For example, if users believe that an advertisement displayed in an App contains objectionable content, we could experience damage to our brand and reputation and users could refuse to play such game and pressure platform providers to remove the App from their platforms. While such content may violate our terms and we may subsequently remove it, our brand and reputation may nonetheless be harmed and our clients may become dissatisfied with our services. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of a user to our Apps, could adversely affect our business and results of operations. Any failure to meet user expectations or provide our Apps without objectionable content could adversely affect our reputation, business, financial condition, and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain a customer support ecosystem may enhance these risks.

Our users rely on our customer support organization to resolve any issues relating to our mobile games. Customer support is important for satisfying user expectations regarding the quality, performance, and integrity of our mobile games. We currently have limited customer support operations, which we recently acquired through Machine Zone. If we do not effectively train, supplement, and manage our customer support organization to assist our users, and if that support organization does not succeed in helping users quickly resolve issues or provide effective ongoing support, we could experience decreased user engagement and harm to our reputation with potential new users.

Additionally, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable users to exploit vulnerabilities in our mobile games, play them in an automated way, collude to alter the intended game play, or obtain unfair advantages over other users who do play fairly. These programs harm the experience of users who play fairly and may disrupt the virtual economies of our mobile games and reduce the demand for certain IAPs. In addition, unrelated third parties have attempted to scam our users with fake offers for virtual goods or other game benefits. These unauthorized or fraudulent transactions are usually arranged on third-party websites and the virtual goods offered may have been obtained through unauthorized means, such as exploiting vulnerabilities in our mobile games, or may be fraudulent offers. We do not generate any revenue from these transactions. These unauthorized purchases and sales from third-party sellers have in the past and could in the future impede our revenue and profit growth.

There can be no assurance that our customer support and other efforts to detect, prevent, or minimize these unauthorized or fraudulent transactions will be successful, that these actions will not increase over time or that our customer support efforts will be successful in resolving user issues. Any failure to maintain adequate customer support or success of third-party cheating programs or scams may negatively affect game-playing experiences and lead users to stop playing our mobile games, which could adversely affect our business, financial condition, and results of operations.

Our business is subject to economic, market, public health, and geopolitical conditions as well as to natural disasters beyond our control.

Our business is subject to economic, market, public health, and geopolitical conditions, as well as natural disasters beyond our control. Our revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macro-economic conditions, such as a recession or economic slowdown in the United States or internationally, including those resulting from the COVID-19 pandemic and geopolitical issues, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. Uncertain economic conditions may also adversely affect our business clients. As a result, we may be unable to continue to grow in the event of future economic slowdowns. We are particularly susceptible to market conditions and risks associated with the mobile app ecosystem, which also include the popularity, price, and timing of our Apps, changes in user demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

Additionally, our principal offices are located in the San Francisco Bay Area, an area known for earthquakes and susceptible to fires, and are thus vulnerable to damage. All of our facilities are also vulnerable to damage from natural or manmade disasters, including power loss, earthquakes, fires, explosions, floods, communications failures, terrorist attacks, contagious disease outbreak (such as the COVID-19 pandemic), and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, recovery from which may require substantial time and expense.

Risks Related to Legal and Regulatory Matters

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

We receive, store, and process personal information and other user data, and we enable our users to share their personal information with each other and with third parties, including within our Apps. There are numerous federal, state, and local laws around the world regarding privacy and the collection, storing, sharing, use, processing, disclosure, deletion, and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. With regard to transfers to the United States of personal data (as such term is used in the GDPR and applicable EU member state legislation, and as similarly defined under the proposed ePrivacy Regulation) from our employees and European users and other third parties, we have relied upon the EU-U.S. and Swiss-U.S. Privacy Shield as well as certain standard contractual clauses approved by the EU Commission (the SCCs); however, both the EU-U.S. Privacy Shield and the EU Model Clauses have been subject to legal challenge, and on July 16, 2020, the Court of Justice of the European Union, Europe’s highest court, held in the Schrems II case that the E.U.-U.S. Privacy Shield was invalid, and imposed additional obligations in connection with the use of the SCCs. EU regulators since have issued additional guidance regarding these additional requirements that we and other companies must consider and undertake when using the SCCs. We are in the process of assessing this decision and related guidance and their impact on our data transfer mechanisms. The SCCs and other cross-border data transfer mechanisms may face additional legal challenges or be the subject of additional legislative activity and regulatory guidance. This decision imposes restrictions on the ability to transfer personal data from the European Union and Switzerland to the United States, and with the exit of the United Kingdom from the EU, we and other companies face additional restrictions on transfers of personal data from the United Kingdom. We and many other companies may need to implement different or additional measures to establish or maintain legitimate means for the transfer and receipt of personal data from the European Economic Area and the United Kingdom to the United States, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our clients face the potential for regulators to apply different standards to the transfer of personal data from the European Economic Area and the United Kingdom to the United States, and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the European Economic Area and the United Kingdom to the United States. We and our clients may face a risk of enforcement actions by data protection authorities in the European Economic Area and the United Kingdom relating to personal data transfers. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, and adversely affect our business, financial condition, and results of operations. Any of these developments may have an adverse effect on our business.

Another example is the State of California’s passage of the CCPA, which went into effect on January 1, 2020, with implementing regulations taking effect August 14, 2020, and which created new privacy rights for users residing in the state. The California Privacy Rights Act was approved by California voters in November 2020 and will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. There is also increased attention being given to the collection of data from minors. For instance, COPPA requires companies to obtain parental consent before collecting personal information from children under the age of 13. Compliance with the GDPR, CCPA, COPPA, and similar legal requirements, such as Law no. 13.709/2018 of Brazil, the Lei Geral de Proteção de Dados Pessoais, has required us and will continue to require us to devote significant operational resources and incur significant expenses. Our privacy compliance and oversight efforts will require significant time and attention from our management and board of directors.

Further, children’s privacy has been a focus of recent enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. Enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of thirteen, has increased in recent years. In addition, the GDPR prohibits certain processing of the personal information of children under the age of thirteen to sixteen (depending on jurisdiction) without parental consent. The CCPA requires companies to obtain the consent of children in California under the age of sixteen (or parental consent for children under the age of thirteen) before selling their personal information. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, or other laws relating to children’s privacy.

All of our mobile games are subject to our privacy policy and our terms of service located in application storefronts, within our mobile games, and on our corporate website. We generally comply with industry standards and are subject to the terms of our privacy-related obligations and commitments to users and third parties. We strive to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with laws and regulations concerning privacy, information security, data protection, consumer protection, and protection of minors; our privacy policy and terms of service; our or other privacy-

related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as users, developers, vendors, service providers, or other business partners violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, competition, taxation, intellectual property, money transmission, money laundering, investment screening, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our Platform grows and evolves and our Software and our Apps are used in a greater number of countries, we may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

With respect to our Apps, we are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as content that depicts violence, the social casino game genre, or loot boxes, many of which are ambiguous or still evolving and could be interpreted in ways that could adversely affect our business or expose us to liability. Some state attorney generals as well as other international regulatory bodies have brought and may continue to bring legal actions against social casino app developers and the third-party distribution platforms for such apps. Further, several jurisdictions have been regulating and continue to regulate the use of loot boxes in mobile games. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a user can acquire a virtual loot box, typically through mobile game play or by using virtual goods, but the user does not know which virtual good(s) he or she will receive (which may be a common, rare, or extremely rare item, and may be a duplicate of an item the user already has in his or her inventory) until the loot box is opened. The user will always receive one or more virtual goods when he or she opens the loot box, but the user does not know exactly which item(s) until the loot box is opened. In April 2018, each of the Belgian Gaming Commission and the Dutch Gambling Authority declared that loot boxes as implemented in certain games by other companies that they reviewed constituted illegal gambling under each country’s laws. Further, the Federal Trade Commission (the FTC) has examined consumer protection issues related to loot boxes and various other jurisdictions, including certain U.S. states, Australia, and the United Kingdom are reviewing or have indicated that they intend to review the legality of loot boxes and whether they constitute gambling. Additionally, in May 2019, a bill was introduced to the Senate that would prohibit loot boxes and pay-to-win micro-transactions in “minor oriented” games. In some of our mobile games, certain mechanics may be deemed as “loot boxes”. New regulation by the FTC, U.S. states, or other international jurisdictions could require that these game mechanics be modified or removed from games or that such apps be changed entirely, both of which could increase the costs of operating our mobile games, impact user engagement and monetization, or otherwise adversely affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics or genres. Further, laws or regulations may vary significantly across jurisdictions.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the mobile app ecosystem, including user privacy, advertising, communications, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of IAPs, labeling of free-to-play mobile games, or regulation of currency, banking institutions, unclaimed property or money transmission may be interpreted to cover our mobile games and the virtual currency, goods, or payments that we receive. If that were to occur we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app ecosystem. Any costs incurred as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, and results of operations.

We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti-bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to the Foreign Corrupt Practices Act (the FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our Core Technologies, Software, and Apps may be subject to U.S. export controls. Exports of our products and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies to embargoed jurisdictions or sanctioned parties without the required export authorizations. If we need to obtain any necessary export license or other authorization for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products.

We take precautions to prevent our products and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws, including implementation of IP address blocking and sanctioned person screening, and are in the process of further enhancing our policies and procedures relating to export control and sanctions compliance. However, we cannot assure you that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of U.S. sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarcerations for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our clients’ ability to implement our products in those countries. Changes in our Core Technologies, Software, or Apps, or future changes in export and import regulations may create delays in the introduction of our products and the underlying technology in international markets, prevent our clients with global operations from deploying our products globally, or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our growth strategy includes further expanding our operations and client and user base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential clients with global operations. Any decreased use of our products or limitation on our ability to export or sell our products in major international markets could adversely affect our business, financial condition, and results of operations.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws (including in response to the COVID-19 pandemic) or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these or other new rules could result in double taxation of our international earnings. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property and the valuation of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure and intercompany agreements, including through acquisitions, could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

In addition, we are subject to federal, state, and local taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

We do not collect sales and use, value added, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable in certain jurisdictions. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest or future requirements may adversely affect our financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under the Wayfair decision, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of the Wayfair decision) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition, and results of operations.

If we are found liable for content that is distributed through or advertising that is served through our Software or Apps, our business could be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the DMCA) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business. Similarly, Section 230 of the Communications Decency Act (Section 230) protects online distribution platforms, such as ours, from actions taken under various laws that might otherwise impose liability on the platform provider for what content creators develop or the actions they take or inspire.

However, the DMCA, Section 230, and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA and Section 230 provide protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content that is included in our Apps or the advertisements that are served through our Software, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

In addition, regardless of any legal protections that may limit our liability for the actions of third parties, we may incur significant legal expenses and other costs if copyright holders assert claims, or commence litigation, alleging copyright infringement against our third-party developers. While we prohibit mobile apps without distribution rights from the copyright holder, and we maintain processes and systems for the reporting and removal of infringing mobile apps, such prohibitions, processes, and systems may not always be successful. If other developers, licensees, platform providers, business partners, and personnel are influenced by the existence of types of claims or proceedings and are deterred from working with us as a consequence, our ability to maintain or expand our business, including through international expansion plans, could be adversely affected.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations.

As a public company, we will incur greater legal, accounting, and other expenses than we incurred as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act), and the rules and regulations of the SEC and the Nasdaq listing standards. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Compliance with these requirements has increased and will continue to increase our legal, accounting, and financial compliance costs and increase demand on our systems, making some activities more time-consuming and costly. We expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. As a public company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.

As a result of disclosure of information in our public filings with the SEC as required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and our board of directors and adversely affect our business, financial condition, and results of operations.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries from government authorities and regulators, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. We may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States, Europe, and around the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition, as we continue to grow and expand our operations. In addition, we are currently, and may in the future be, subject to regulatory orders or consent decrees. For example, data protection, competition, and consumer protection authorities in the European Union have initiated actions, investigations, or administrative orders seeking to restrict the ways in which we collect and use information, or impose sanctions, and other authorities may do the same.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Many of our products and services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

We use open source software in our Core Technologies, Software, and Apps and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, and results of operations.

Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

While most of the intellectual property we use in our Core Technologies, Software, and Apps is created by us, from time to time, we also acquire rights to third-party intellectual property. Proprietary licenses may limit our use of intellectual property to specific uses and for specific time periods, require time and attention of licensors in providing guidance and related approvals, and include other contractual obligations with which we must comply. Additionally, competition for these licenses is intense and often results in increased advances, minimum payment guarantees, and royalties to the licensor, and as such we may be unable to identify suitable licensing targets or complete licensing arrangements. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our business and results of operations could be adversely affected. Further, if the mix of IAPs shifts toward mobile games in which we use licensed intellectual property or if we develop additional Apps that require licensing of third-party intellectual property, our overall margins may be reduced due to royalty obligations.

In addition, many of our Apps are built on proprietary source code of third parties, such as Unity Software. Unity Software offers certain solutions that may compete with our offerings. If we are unable to renew licenses to proprietary source code underlying our mobile games, or the terms and conditions of these licenses change at the time of renewal, our business, financial condition, and results of operations could be adversely affected. We rely on third parties, including Unity, to maintain versions of their proprietary engines that allow us to distribute our mobile games on multiple platforms. If a third party from whom we license source code discontinues support for one or more of these platforms, our business, financial condition, and results of operations could be adversely affected.

Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

We regard our Core Technologies, Software, and Apps and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and employee and third-party non-disclosure agreements, to protect our proprietary rights. We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and business practices may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We own or license, and pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our creative works.

We are aware that some unauthorized copying of our Apps occurs, and if a significantly greater amount of unauthorized copying of our Apps were to occur, it could adversely affect our business. In addition, even if authorized copying of our Apps occurs, third-party platforms may not remove infringing material. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including from our competitors, non-practicing entities and former employers of our personnel. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to alter our Platform or Apps, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

In certain of our agreements we also indemnify our licensees and other business partners. We may incur significant expenses defending these business partners if they are sued for intellectual property infringement based on allegations related to our technology. If a business partner were to lose a lawsuit and in turn seek indemnification from us, we also could be subject to significant monetary liabilities. In addition, because our Core Technologies, Software, and Apps often involve the use of third-party technology, this increases our exposure to litigation in circumstances where there is a claim of infringement asserted against one of our mobile games or other products and services in question, even if the claim does not pertain to our technology.

Risks Related to Financial and Accounting Matters

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable Nasdaq listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience further deficiencies in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of controls and we may discover deficiencies. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely cause the market price of our Class A common stock to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. Prior to this offering, we were not required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and were therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause the market price of our Class A common stock to decline.

Our results of operations could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported results of operations are impacted by the accounting standards promulgated by the SEC and accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. A change in accounting standards could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. The frequency of accounting standards changes could accelerate, including conversion to unified international accounting standards. Accounting standards affecting revenue recognition have affected, and could further significantly affect, the way we account for revenue. Any future changes to accounting standards may cause our results of operations to fluctuate. For example, if the accounting standards for revenue derived from free-to-play mobile games were to change, particularly with respect to revenue generated from digital storefronts, our results of operations could be adversely affected.

Further, although we believe our estimates are reasonable based on available user information, we may revise such estimates in the future in the event our users’ average playing period changes. Any adjustments arising from changes in the estimates of the lives of these virtual goods would be applied to the current quarter and prospectively on the basis that such changes are caused by new information indicating a change in the user behavior patterns of our users. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards could adversely our results of operations.

We rely on assumptions, estimates and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics presented herein are calculated using internal company data that has not been independently verified, data from third-party attribution partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our worldwide client base and user base. Additionally, certain figures relating to our strategic acquisitions and partnerships are based on unaudited financial information that has been prepared by the management of such companies and has not been independently reviewed or audited. We cannot assure you that such financial information would not be materially different if such information was independently reviewed or audited. We regularly review and may adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could harm our reputation and adversely affect our business.

Conversion of key internal systems and processes, particularly our enterprise resource planning system, and problems with the design, implementation, or operation of these systems and processes could interfere with, and therefore adversely affect, our business and operations.

We converted certain key internal business systems and processes, including our enterprise resource planning, system to a cloud-based system. We have invested, and will continue to invest, significant capital and human resources in the design, implementation, and operation of these business systems and processes. Any problems in the functioning of these systems or processes, particularly any that impact our operations, could adversely affect our ability to process payments, record and transfer information in a timely and accurate manner, recognize revenue, file SEC reports in a timely manner, or otherwise run our business and could adversely affect our business, financial condition, and results of operations.

We may be required to record a significant charge to earnings if our goodwill becomes impaired.

We are required under GAAP to review our goodwill for impairment at least annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances, indicating a requirement to reevaluate whether our goodwill continues to be recoverable, include a significant decline in the market price of our Class A common stock and our market capitalization, slower growth rates in our industry, or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined.

We have substantial indebtedness under our senior secured credit facilities and our obligations thereunder may limit our operational flexibility or otherwise adversely affect our business, financial condition, and results of operations.

We are party to a credit agreement that provides for senior secured credit consisting of term loans and a revolving credit facility, which are scheduled to mature in 2025. As of December 31, 2020, the aggregate principal amount of our outstanding indebtedness under our credit facilities was

$1.64 billion, consisting of $1.49 billion in aggregate principal amount of term loans and $150.0 million in aggregate principal amount of borrowings under our revolving credit facility. On February 12, 2021, our credit agreement was amended to, among other things, increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total revolving commitments to $600.0 million, and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as all other term loans. On March 31, 2021, we borrowed an additional $250.0 million under our revolving credit facility and following such draw down we had an aggregate amount of $400.0 million outstanding under this facility. There can be no assurance that we will be able to repay this indebtedness when due, or that we will be able to refinance this indebtedness on acceptable terms or at all.

Our indebtedness could adversely impact us. For example, these obligations could among other things:

•	make it difficult for us to pay other obligations;

•	increase our cost of borrowing;

•

make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, strategic acquisitions and partnerships, debt service requirements, or other purposes;

•	restrict us from making strategic acquisitions and partnerships or cause us to make divestitures or similar transactions;

•	adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;

•	increase our vulnerability to adverse and economic conditions;

•	increase our exposure to interest rate risk from variable rate indebtedness;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	limit our flexibility in planning for and reacting to changes in our business.

In addition, from time to time we have entered into interest rate swap instruments to limit our exposure to changes in variable interest rates. While our hedging strategy is designed to minimize the impact of increases in interest rates applicable to our variable rate debt, including our credit facility, there can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances.

Our credit agreement also imposes restrictions on us and requires us to maintain compliance with specified covenants. Our ability to comply with these covenants may be affected by market, economic, financial, competitive, legislative, and regulatory factors, as well as other factors that are beyond our control. A breach of any of the covenants in the credit agreement governing our credit facilities could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. In addition, we have granted a security interest in a significant portion of our assets to secure our obligations under our credit facility. During the existence of an event of default under our credit agreement, the applicable lenders could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under the credit facility. The acceleration of the indebtedness under our credit agreement or under any other indebtedness could have a material and adverse effect on our business, financial condition, and results of operations. See the section titled “Description of Certain Indebtedness” for additional information.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay strategic acquisitions and partnerships, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facility or the exercise by the applicable lenders of their rights under the security documents could have a material and adverse effect on our business.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop our Platform and Software, enhance our existing Apps and develop new Apps and features, improve our operating infrastructure, or enter into strategic acquisitions and partnerships. Accordingly, we may need to engage in equity, equity-linked, or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In August 2018, we entered into a credit agreement, which provides for a term loan and revolving credit facility, and we must adhere to financial covenants therein. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations could be adversely affected.

The London Interbank Offered Rate calculation method may change and LIBOR is expected to be phased out after 2021.

Interest on our term loan and revolving credit facility, which are scheduled to mature in 2025, may be calculated based on the London Interbank Offered Rate (LIBOR). On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our credit facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated credit facility or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

Risks Related to Ownership of Our Class A Common Stock and Governance

The multi-class structure of our common stock and the Voting Agreement among the Class B Stockholders will have the effect of concentrating voting power with the Class B Stockholders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Following this offering, we will have three classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. Upon the closing of this offering, Adam Foroughi, our co-founder, CEO, and Chairperson; Herald Chen, our President and Chief Financial Officer, and a member of our board of directors; and KKR Denali (collectively with certain affiliates, the Class B Stockholders) will together hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the closing of this offering, the Class B Stockholders will collectively hold approximately 93.4% of the voting power of our outstanding capital stock in the aggregate. The Class B Stockholders have entered into the Voting Agreement whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Class B Stockholders, in particular, Mr. Foroughi, Mr. Chen, and KKR Denali, will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. The Class B Stockholders may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning, transfers among KKR affiliates, or other transfers among the Class B Stockholders. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon certain events specified in our amended and restated certificate of incorporation. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. See the section titled “Description of Capital Stock” for additional information about our multi-class structure.

In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

Following the completion of this offering, we will be considered a “controlled company” within the meaning of the Nasdaq corporate governance requirements, and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As a result of our multi-class common stock structure and the Voting Agreement among the Class B Stockholders, the Class B Stockholders will collectively hold greater than a majority of the voting power of our outstanding capital stock following the completion of this offering and the Class B Stockholders will have the authority to vote the shares of all Class B common stock, subject to the terms of the Voting Agreement, at their discretion on all matters to be voted upon by stockholders. Therefore, we will be considered a “controlled company” as that term is set forth in the Nasdaq corporate governance requirements. Under these corporate governance requirements, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

For at least a period following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors and our compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transaction periods.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

There has been no prior public trading market for our Class A common stock, and an active trading market may not develop or be sustained following this offering.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “APP”. However, prior to this offering, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The initial public offering price of our Class A common stock was determined through negotiation between us, the selling stockholder, and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering.

The market price of our Class A common stock could be volatile, and you could lose all or part of your investment.

The market price of our Class A common stock following this offering may fluctuate substantially and be higher or lower than the initial public offering price, depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•

price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic uncertainty or negative market sentiment, in particular related to the COVID-19 pandemic;

•	volatility in the market and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	rumors and market speculation involving us or other companies in our industry;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or perceived significant data breaches involving our Platform or Apps;

•	the financial or non-financial metric projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	third-party data published about us or other mobile gaming companies, whether or not such data accurately reflects actual levels of usage;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	fluctuations in the trading volume of shares of our Class A common stock or the size of our public float;

•	short selling of our Class A common stock or related derivative securities;

•	actual or anticipated changes or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	our issuance of shares of our Class A common stock;

•	litigation or regulatory action involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	major catastrophic events in our domestic and foreign markets;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our Class A common stock could decline for reasons unrelated to our business, financial condition, or results of operations. The market price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares of our Class A common stock.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If the market price of our Class A common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. Such litigation could adversely affect our business, financial condition, and results of operations.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. In addition, our credit agreement contains, and any future credit facility or financing we obtain may contain, terms limiting the amount of dividends that may be declared or paid on our Class A common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and applicable contractual restrictions. As a result, stockholders should rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We have broad discretion over the use of the proceeds from this offering and we may not use them effectively.

We intend to use the proceeds received by us from this offering, net of underwriting discounts and commissions and expenses payable by us, for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments. Accordingly, our management will have broad discretion in the application of the proceeds from this offering and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used effectively. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our investments may not yield a favorable return to our investors and may negatively impact the market price of our Class A common stock. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations.

A substantial portion of the outstanding shares of our Class A common stock after this offering will be restricted from immediate resale, but may be sold in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering and the perception that these sales could occur may also depress the market price of our Class A common stock. Following the completion of this offering, based on 185,033,746 shares of our Class A common stock outstanding and 150,421,563 shares of our Class B common stock outstanding (after giving effect to the Capital Stock Conversions and the Class B Stock Exchange) as of December 31, 2020, we will have 210,033,746 shares of our Class A common stock and 147,921,563 shares of our Class B common stock outstanding after this offering.

All of our directors and executive officers, and the holders of substantially all of our outstanding equity securities have entered into market standoff agreements with us or have entered into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock during the period ending 180 days after the date of this prospectus; provided that:

•

up to 15% of the shares of common stock (including shares issuable upon exercise of vested options) held as of the date of this prospectus by current and former employees (as such term is defined for purposes of Form S-8), but excluding current executive officers and directors, subject to the lock-up agreements may be sold at the commencement of trading on the first trading day on which our Class A common stock is traded on the Nasdaq Global Select Market (the First Trading Day Release); and

•

up to 20% of the shares held as of the date of this prospectus (including shares issuable upon the exercise of options that are scheduled to be vested as of the date that is 90 days thereafter provided, however, the lock-up signatory continues to be a service provider to us through such date) subject to the lock-up agreements may be sold at the commencement of trading on the second trading day after we announce earnings for our second quarter of 2021 (the Earnings-Related Release). The Earnings-Related Release will not occur unless we have announced earnings, either through a major news service or on a Form 8-K, at least five trading days in advance of the date of such earnings announcement. This Earnings-Related Release will not apply to shares owned by any limited liability company, partnership, corporation, trust, or other entity (including, without limitation, any investment fund), unless all of the equity interests and other economic interests in such entity are owned exclusively by lock-up signatory and immediate family members of such lock-up signatory.

To the extent not released on the First Trading Day Release or Earnings-Related Release described above, pursuant to the lock-up agreements, if (i) at least 120 days have elapsed since the date of this prospectus, and (ii) the lock-up period is scheduled to end during or within five trading days prior to a regularly-scheduled blackout period under our insider trading policy, the lock-up period will end 10 trading days prior to the commencement of such blackout period (the Blackout-Related Release); provided that in the event the lock-up period will end during such period, we will notify the representatives of the date of the impending Blackout-Related Release promptly upon our determination of the date of the Blackout-Related Release and in any event at least seven trading days in advance of the date of the Blackout-Related Release, and will announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two trading days in advance of the Blackout-Related Release. In addition, beginning 181 days after the date of this prospectus, the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will become eligible for sale in the public market.

If not earlier released, all of our outstanding shares of Class A common stock, other than those sold in this offering which are freely tradable, will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. See the section titled “Shares Eligible for Future Sale” for additional information.

Upon completion of this offering, stockholders owning an aggregate of up to 210.9 million shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock and the exercise of certain warrants) will be entitled, under our IRA, to certain demand registration rights. Holders of shares of our Class A common stock issued upon conversion of the convertible securities to be issued in connection with our pending acquisition of Adjust will also be entitled to these rights with respect to such shares. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans and a registration statement to register shares of Class A common stock issued pursuant to our 2011 Plan for resale in connection with the First Trading Day Release. Upon effectiveness of these registration statements, subject to the satisfaction of applicable exercise periods and compliance with the market standoff agreements and lock-up agreements referred to above, the registered shares, including those issued upon exercise of outstanding stock options, will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Although we ceased to be an emerging growth company, we have continued to take advantage of certain reduced disclosure requirements in the registration statement of which this prospectus forms a part, which may make our Class A common stock less attractive to investors.

We ceased to be an emerging growth company, as defined in the JOBS Act, on December 31, 2020. However, because we ceased to be an emerging growth company after we confidentially submitted our draft registration statement related to this offering to the SEC, we will continue to be treated as an emerging growth company for certain purposes until the earlier of the date on which we complete this offering or December 31, 2021. As such, we have continued to take advantage of certain exemptions that allow us to comply with reduced disclosure obligations regarding selected financial data and executive compensation arrangements in the registration statement of which this prospectus forms a part that are not available to non-emerging growth companies. We cannot predict if investors will find our Class A common stock less attractive because we have relied on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be less demand for our Class A common stock and the market price of our Class A common stock may fall.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering authorizes us to issue up to 1,500,000,000 shares of Class A common stock, up to 150,000,000 shares of Class C common stock, and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans, or otherwise. For example, in connection with our pending acquisition of Adjust, we expect to issue convertible securities that are convertible into an aggregate number of shares of our Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of our Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day our Class A common stock is first traded on the Nasdaq Global Select Market. See the section titled “Description of Capital Stock—Adjust Convertible Securities” for additional information. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

Our multi-class stock structure, the Voting Agreement, and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•

our multi-class common stock structure and the Voting Agreement, which provide the Class B Stockholders with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders will only be able to be called by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President;

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	our amended and restated certificate of incorporation will allow stockholders to remove directors only for cause;

•

our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders;

•

after the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the Voting Threshold Date), our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter; and

•	certain litigation against us will only be able to be brought in Delaware.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the market price of our Class A common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders,

(iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants, and provided that this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include statements about:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	the demand for our Software and Apps;

•	our ability to attract and retain business clients and users;

•	our ability to develop new products, features, and enhancements for our Core Technologies and Software and to launch or acquire new Apps and successfully monetize them;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to successfully acquire and integrate companies and assets and to expand and diversify our operations through strategic acquisitions and partnerships;

•	our ability to maintain the security and availability of our Core Technologies, Software, and Apps;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation and privacy and data protection;

•	our ability to manage risk associated with our business;

•	our expectations regarding new and evolving markets;

•	our ability to develop and protect our brand;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to attract and retain employees and key personnel;

•	our ability to maintain, protect and enhance our intellectual property;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates, and market and industry data contained in this prospectus include App Annie and Sensor Tower, as well as the sources provided below:

•	App Annie, The State of Mobile 2019;

•	App Annie, The State of Mobile 2020;

•	eMarketer, Average US Time Spent with Mobile in 2019 Has Increased, June 2019;

•	International Data Corporation, Worldwide Mobile In-Game Advertising Forecast, 2020-2024, December 2020;

•	International Data Corporation, Worldwide Mobile and Handheld Gaming Forecast, 2020–2024, March 2020;

•	Sensor Tower, The Top 1% of App Publishers Generate 80% of All New App Installs, November 2019;

•	Statista, Number of apps available in leading app stores as of 3rd quarter 2020; and

•	Statista, Number of available apps in the Apple App Store from 2008 to 2020.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale by us of shares of our Class A common stock in this offering will be approximately $1.74 billion, based upon the initial public offering price of $80.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholder.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate an orderly distribution of shares for the selling stockholder, and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We intend to use approximately $400.0 million of the net proceeds from this offering to repay the entire outstanding amount under our revolving credit facility. An affiliate of KKR Capital Markets LLC is a lender under our revolving credit facility. Because KKR Capital Markets LLC is an underwriter for this offering, it is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5). See the section titled “Underwriters (Conflicts of Interest)” for additional information. Additionally, we expect to use a portion of the net proceeds we receive from this offering to enter into strategic acquisitions and partnerships. However, other than our pending acquisition of Adjust, we do not have definitive agreements or commitments for any material acquisitions or partnerships at this time.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of our credit agreement place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding. See the section titled “Description of Certain Indebtedness” for additional information.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversions, as if such conversions had occurred on December 31, 2020, (ii) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (iii) the increase in our senior secured term loan facility by $300.0 million in February 2021, as if such transaction had occurred on December 31, 2020, (iv) the borrowing of an additional $250.0 million under our revolving credit facility in March 2021, as if such transaction had occurred on December 31, 2020 (such transactions in clauses (iii) and (iv), the Recent Debt Transactions), and (v) the Class B Exchange, as if such exchange had occurred on December 31, 2020; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of 22,500,000 shares of our Class A common stock in this offering, based upon the initial public offering price of $80.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us (with respect to these offering expenses, $2.7 million had been paid at December 31, 2020 and $0.9 million had been accrued as of December 31, 2020), (iii) the sale by the selling stockholder of 2,500,000 shares of our Class A common stock in this offering (including the conversion of such shares from Class B common stock to Class A common stock in connection with such sale), and (iv) the application of the estimated net proceeds from the offering, as described in the section titled “Use of Proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes, our unaudited pro forma condensed combined statement of operations, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except for share and per share data)
Cash and cash equivalents	$317,235	$863,741	$2,211,326

Long-term debt	$1,599,200	$2,165,498	$1,765,498
Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.00003 per share: 109,090,908 shares authorized, issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	399,589	—	—
Preferred stock, par value $0.00003 per share: no shares authorized, issued, and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.00003 per share: 386,400,000 shares authorized, 183,800,251 shares issued and outstanding, actual; 1,500,000,000 shares authorized, 185,033,746 shares issued and outstanding, pro forma; and 1,500,000,000 shares authorized, 210,033,746 shares issued and outstanding, pro forma as adjusted	6	6	6
Class B common stock, par value $0.00003 per share: no shares authorized, issued, and outstanding, actual; 200,000,000 shares authorized, 150,421,563 shares issued and outstanding, pro forma; and 200,000,000 shares authorized, 147,921,563 shares issued and outstanding, pro forma as adjusted.	—	5	5
Class C common stock, par value $0.00003 per share: no shares authorized, issued, and outstanding, actual; 150,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class F common stock, par value $0.00003 per share: 43,200,000 shares authorized, 42,564,150 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	1	—	—
Additional paid-in capital	453,655	853,240	2,598,080
Accumulated other comprehensive loss	604	604	604
Accumulated deficit	(1,012,400)	(1,032,192)	(1,032,192)

Total stockholders’ equity (deficit)	(158,545)	(178,337)	1,566,503

Total capitalization	$1,440,655	$1,987,161	$3,332,001

The pro forma and pro forma as adjusted columns in the table above are based on 185,033,746 shares of our Class A common stock, 150,421,563 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of December 31, 2020 (after giving effect to the Capital Stock Conversions and the Class B Stock Exchange), and exclude the following:

•

20,867,025 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $6.25 per share;

•

254,200 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after December 31, 2020, with a weighted-average exercise price of $27.03 per share;

•

7,424,256 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $11.48 per share;

•	any shares of our Class A common stock issuable following this offering upon conversion of an outstanding convertible security that was issued in connection with our asset acquisition from Athena FZE;

•	any shares of our Class A common stock issuable following this offering upon conversion of convertible securities to be issued in connection with our pending acquisition of Adjust;

•	the effect of the transactions described in the section titled “Certain Relationships and Related Party Transactions—Other Transactions;” and

•	47,190,000 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	39,000,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Plan, which became effective prior to the completion of this offering;

•	390,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Partner Plan, which became effective prior to the completion of this offering; and

•	7,800,000 shares of our Class A common stock to be reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us. See the sections titled “Executive Compensation—Employee Benefit and Stock Plans,” “Description of Capital Stock—Adjust Convertible Securities,” and “Description of Capital Stock—Athena Convertible Security” for additional information.

In addition, following the completion of this offering, we may issue up to 2,360,400 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock (after giving effect to the Capital Stock Conversions) pursuant to the Equity Award Exchange Agreement.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our Class A common stock outstanding (not including any shares of our convertible preferred stock). Our historical net tangible deficit as of December 31, 2020 was $(1.5) billion, or $(6.62) per share. Our pro forma net tangible book value as of December 31, 2020 was $(1.5) billion, or $(4.53) per share, based on the total number of shares of our common stock outstanding as of December 31, 2020, after giving effect to the Capital Stock Conversions, the Class B Stock Exchange, the Recent Debt Transactions, and the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering.

After giving effect to the sale of by us of 22,500,000 shares of our Class A common stock in this offering at the initial public offering price of $80.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of estimated net proceeds from the offering, as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $226.4 million, or $0.63 per share. This represents an immediate increase in pro forma net tangible book value of $5.16 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $79.37 per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$80.00
Historical net tangible deficit per share as of December 31, 2020	$(6.62)
Increase per share attributable to the pro forma adjustments described above	2.09

Pro forma net tangible book value per share as of December 31, 2020	(4.53)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	$5.16

Pro forma as adjusted net tangible book value per share immediately after this offering		0.63

Dilution in pro forma net tangible book value per share to new investors in this offering		$79.37

The following table presents, as of December 31, 2020, after giving effect to the Capital Stock Conversions and the Class B Stock Exchange, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received by us from the issuance of our Class A common stock, and the average price per share paid or to be paid to us at the initial public offering price of $80.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percentage
Existing stockholders	335,455,309	94%	$688,836	28%	$2.05
New investors	22,500,000	6	1,800,000	72	80.00

Totals	357,955,309	100%	$2,488,836	100%

The foregoing table does not reflect any sales by the selling stockholder in this offering. Sales by the selling stockholder in this offering will cause the number of shares held by existing stockholders to be reduced to 332,955,309 shares, or approximately 93.0% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 25,000,000 shares, or approximately 7.0% of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment is exercised in full, our existing stockholders would own 92.0% and our new investors would own 8.0% of the total number of shares of our Class A common stock and Class B common stock outstanding upon completion of this offering.

The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on 185,033,746 shares of our Class A common stock, 150,421,563 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of December 31, 2020 (after giving effect to the Capital Stock Conversions and the Class B Stock Exchange), and excludes:

•

20,867,025 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $6.25 per share;

•

254,200 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after December 31, 2020, with a weighted-average exercise price of $27.03 per share;

•

7,424,256 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of December 31, 2020, with a weighted-average exercise price of $11.48 per share;

•	any shares of our Class A common stock issuable following this offering upon conversion of an outstanding convertible security that was issued in connection with our asset acquisition from Athena FZE;

•	any shares of our Class A common stock issuable following this offering upon conversion of convertible securities to be issued in connection with our pending acquisition of Adjust;

•	the effect of the transactions described in the section titled “Certain Relationships and Related Party Transactions—Other Transactions;” and

•	47,190,000 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	39,000,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Plan, which became effective prior to the completion of this offering;

•	390,000 shares of our Class A common stock to be reserved for future issuance under our 2021 Partner Plan, which became effective prior to the completion of this offering; and

•	7,800,000 shares of our Class A common stock to be reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of our Class A common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us. See the sections titled “Executive Compensation—Employee Benefit and Stock Plans,” “Description of Capital Stock—Adjust Convertible Securities,” and “Description of Capital Stock—Athena Convertible Security” for additional information.

Following the completion of this offering, we expect to issue up to 1.75% of the authorized shares under our 2021 Plan to certain key management, current and acquired company employees, and Partner Studio employees. In addition, we may issue up to 2,360,400 shares of Class B common stock in exchange for an equivalent number of shares of Class A common stock pursuant to the Equity Award Exchange Agreement.

To the extent that any outstanding options to purchase our Class A common stock or warrants are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for 2018 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes, and our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except for share and per share amounts)
Revenue	$483,363	$994,104	$1,451,086
Costs and expenses:
Cost of revenue(1)(2)	53,758	241,274	555,578
Sales and marketing(1)(2)	166,799	481,781	627,796
Research and development(1)	16,270	44,966	180,652
General and administrative(1)	14,854	31,712	66,431
Lease modification and abandonment of leasehold improvements	—	—	7,851
Extinguishments of acquisition-related contingent consideration	(10,763)	—	74,820

Total cost and expenses	240,918	799,733	1,513,128

Income (loss) from operations	242,445	194,371	(62,042)
Other income (expense):
Interest expense and loss on settlement of debt	(484,644)	(73,955)	(77,873)
Other income (expense), net	1,940	5,818	4,209

Total other income (expense)	(482,704)	(68,137)	(73,664)

Income (loss) before income taxes	(240,259)	126,234	(135,706)
Provision for (benefit from) for income taxes	19,736	7,194	(9,772)

Net income (loss)	(259,995)	119,040	(125,934)
(Loss) attributable to noncontrolling interest	—	—	(747)

Net income (loss) attributable to AppLovin shareholders	(259,995)	119,040	(125,187)

Less: Income attributable to participating securities	—	(42,664)	—

Net income (loss) attributable to common stock—Basic	(259,995)	76,376	(125,187)

Net income (loss) attributable to common stock—Diluted	$(259,995)	$76,561	$(125,187)

Net income (loss) per share attributable to common stockholders:(3)

Basic	$(1.37)	$0.36	$(0.58)

Diluted	$(1.37)	$0.36	$(0.58)

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:(3)
Basic	189,533,630	210,937,147	214,936,545

Diluted	189,533,630	212,365,429	214,936,545

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except for share and per share amounts)
Pro forma net income (loss) per share attributable to common stockholders (unaudited):(3)
Basic			$(0.39)

Diluted			$(0.39)

Pro forma weighted average common shares used to compute net income (loss) per share attributable to common stockholders (unaudited):(3)
Basic			324,102,590

Diluted			324,102,590

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$517	$124	$982
Sales and marketing	2,582	1,922	10,668
Research and development	1,009	5,009	36,852
General and administrative	1,357	3,167	13,885

Total stock-based compensation	$5,465	$10,222	$62,387

(2)	Includes amortization expense related to acquired intangibles as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$7,932	$74,787	$228,339
Sales and marketing	495	7,641	11,587

Total amortization expense related to acquired intangibles	$8,427	$82,428	$239,926

(3)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical net income (loss) per share and the number of shares used in the computation of the per share amounts. Unaudited pro forma basic net loss per share attributable to common stockholders is computed to give effect to the automatic conversion of all outstanding shares of our preferred stock into 109,090,908 shares of Class A common stock and the automatic conversion of the convertible security issued in connection with a strategic partnership with Athena FZE (see Note 6 to our consolidated financial statements included in this prospectus) into 625,000 shares of common stock at $64.00 per share, which is the initial public offering price per share multiplied by 0.8, weighted for the part of the year when the convertible security was outstanding.

Consolidated Balance Sheet Data

	Year Ended December 31,
	2019	2020
	(in thousands)
Cash and cash equivalents	$396,247	$317,235
Working capital(1)	347,346	64,942
Total assets	1,202,485	2,154,593
Total debt	1,180,584	1,599,200
Convertible preferred stock	399,589	399,589
Accumulated deficit	(887,213)	(1,012,400)
Total stockholders’ deficit	(256,567)	(158,545)

(1)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the following financial measures that were not prepared in accordance with GAAP to evaluate our business. We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except percentages)
Net income (loss)	$(259,995)	$119,040	$(125,934)
Adjusted EBITDA	$255,618	$301,197	$345,495
Net income (loss) margin	(53.8)%	12.0%	(8.7)%
Adjusted EBITDA margin	52.9%	30.3%	23.8%

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a description of Adjusted EBITDA and Adjusted EBTIDA margin and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and the related notes, and our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Our mission is to grow the mobile app ecosystem by enabling the success of mobile app developers. Our software solutions provide advanced tools for mobile app developers to grow their businesses by automating and optimizing the marketing and monetization of their apps. Since inception, our platform has driven over six billion mobile app installs for mobile app developers. Our software, coupled with our deep industry knowledge and expertise, has allowed us to rapidly scale a successful and diversified portfolio of owned mobile apps. We have also accelerated our market penetration through an active acquisition and partnership strategy. Our scaled and integrated business model sits at the nexus of the mobile app ecosystem, which creates a durable competitive advantage that has fueled our clients’ success and our strong growth.

Since our founding in 2011, we have been focused on building a software-based platform for mobile app developers to improve the marketing and monetization of their apps. Our founders, who are mobile app developers themselves, quickly realized the real impediment to success and growth in the mobile app ecosystem was a discovery and monetization problem—breaking through the congested app stores to efficiently find users and successfully grow their business. Their first-hand experience with these developer challenges led to the development of our infrastructure and software—AppLovin Core Technologies and AppLovin Software. We capitalized on our success and understanding of the mobile app ecosystem by launching AppLovin Apps in 2018. Our Apps now consist of a globally diversified portfolio of over 200 free-to-play mobile games across five genres, run by twelve studios.

As an early leader in the mobile app ecosystem, we have achieved significant growth through a number of milestones:

•	2011: Designed and built the first generation of our Core Technologies and Software.

•	2012: Introduced an early version of AppDiscovery, our marketing Software solution, on Android. We launched AppDiscovery on iOS later that year.

•	2014: Expanded internationally with our first office in Europe and have since grown to fourteen offices worldwide.

•	2017: Introduced additional developer services and tools offering distributed development and creative services to develop and test ads.

•	2018: Launched AppLovin Apps by creating Lion Studios, and then acquired PeopleFun, a mobile games studio; acquired or partnered with more than ten mobile game studios to date.

•	2018: Strategically enhanced our Software by acquiring MAX, an in-app bidding platform, which improves monetization on apps.

•	2019: Added brand safety features to MAX by acquiring and integrating SafeDK, and augmented MAX through the development of our Compass analytics tool.

•	2020: Expanded our portfolio of casual mobile games, and also diversified into the mid-core genre through the acquisition of Machine Zone.

•	2020: Launched our AXON machine-learning recommendation engine, enhancing the efficacy of our marketing software solution, AppDiscovery.

Revenue $1,500 $1,400 $1,200 $1,000 $800 $600 $400 $200 $0 MILLIONS FOUNDED 2011 SCALED THE BUSINESS, TEAM, AND LARGE SCALE DATA INFRASTRUCTURE LAUNCHED CONTEXTUAL AD NETWORK AppDiscovery 2012 2013 2014 2015 2016 2017 ADDED PUBLISHING AND VERTICALLY INTEGRATED CONTENT AppLovin Apps $483 2018 LAUNCHED MONETIZATION SOLUTIONS MAX $994 2019 NEW ML-BASED RECOMMENDATION ENGINE AXON $1451 2020

Our focus on building a market-leading software platform, coupled with our unique approach to developing and growing our Apps portfolio, has produced a business model characterized by rapid growth and strong cash flow generation. Our revenue has grown at a 76% CAGR from 2016 to 2020. For 2020, our revenue grew 46% year-over-year from 2019, from $994.1 million in 2019 to $1.45 billion in 2020. For 2019, our revenue grew 106% year-over-year from 2018, from $483.4 million in 2018 to $994.1 million in 2019. We generated a net loss of $260.0 million in 2018, net income of $119.0 million in 2019, and a net loss of $125.9 million in 2020. We generated Adjusted EBITDA of $255.6 million, $301.2 million, and $345.5 million in 2018, 2019, and 2020, respectively. Additionally, we have generated strong cash flows, with net cash provided by operating activities of $139.0 million, $198.5 million, and $222.9 million in 2018, 2019, and 2020, respectively. This has allowed us to reinvest in our expansion and growth and consummate strategic acquisitions and partnerships. See the section titled “—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

Our Business Model

We collect revenue from two sources—business clients and consumers. In 2020, Business Revenue represented 49% of total revenue and Consumer Revenue represented 51% of total revenue.

Business Revenue

We generate Business Revenue from fees paid by mobile app advertisers, or business clients, that use our Software to grow and monetize their apps. We also collect Business Revenue from business clients that purchase the digital advertising inventory of our portfolio of Apps. We are able to grow our Business Revenue by improving our Software, adding more apps to our Apps portfolio and increasing engagement on our existing Apps.

Business clients include a wide variety of advertisers, from indie developer studios to some of the largest global internet platforms, such as Facebook and Google. While we have nearly 1,400 business clients as of December 31, 2020, the vast majority of our revenue is derived from our Enterprise Clients. See “—Key Metrics” below for additional information on how we calculate Enterprise Clients. Approximately 99% of our 2020 Business Revenue came from our 172 Enterprise Clients as of December 31, 2020. Our Enterprise Clients had a Net Dollar-Based Retention Rate of approximately 118% in 2020.6 We see multiple opportunities to gain new business clients, and to increase spend from existing business clients, as we help them grow their businesses and make them more successful.

Our Software includes AppDiscovery and MAX. Business clients use AppDiscovery to automate, optimize, and manage their user acquisition investments. They set marketing and user growth goals, and AppDiscovery optimizes their ad spend in an effort to achieve their return on advertising spend targets and other marketing objectives. AppDiscovery comprises the vast majority of revenue from our Software. Revenue is generated from our advertisers, typically on a performance-based, cost-per-install basis, and shared with our advertising publishers, typically on a cost per impression model.

Business clients use MAX to optimize purchases of app ad inventory. The Compass Analytics tool within MAX provides insights to manage against key performance indicators, understand the long-term value of users, and help manage profitability. Revenue from MAX is generated based on a percentage of client spend. As more developers move to in-app bidding monetization, we expect growth in the adoption of, and revenue from, MAX.

Business clients that purchase advertising inventory from our Apps are able to target highly relevant users from our diverse and global portfolio of over 200 mobile games. Our clients leverage a broad set of high-performing mobile ad formats, including playable and rewarded video, and are able to match these ads with relevant users resulting in a better return on their advertising spend. By increasing the number of users and their engagement, as well as better matching ads with the appropriate target audience, we are able to increase our revenue from business clients that purchase advertising inventory from our Apps. Revenue from business clients related to our Apps is generated from ads purchased by advertisers, as well as from revenue-sharing agreements between some of our studios and a selection of third-party studios for which they publish and monetize games.

Business Client Case Study: Geisha Tokyo

Geisha Tokyo is an independent game studio located in Japan, focused on casual games. Geisha was struggling to scale and monetize their business, in particular on a global basis, and turned to us for help.

Geisha Tokyo deployed MAX to increase ad revenue in May 2019, and within two weeks, its leading game, Traffic Run, saw a 31% increase in average ad revenue per installation. Geisha Tokyo was then able to reinvest its earnings into AppDiscovery, funding user acquisition campaigns to drive even more users to its game. Traffic Run subsequently reached over two million installs in those first two weeks and became a top 10 free game in the U.S. app store rankings for iPhone. Several weeks after a significant campaign push, Geisha Tokyo reached scale with AppDiscovery on MAX in August 2019. The combined effect of gaining more users and making more with MAX led to a 101% increase in the studio’s daily average ad revenue for Traffic Run when comparing the first two weeks of August to the last two weeks.

[6]

We measure Net Dollar-Based Retention Rate in 2020 for our Enterprise Clients as current period revenue divided by prior period revenue. Prior period revenue is measured as revenue in 2019 from our Enterprise Clients as of December 31, 2019. Current period revenue is revenue in 2020 from our Enterprise Clients as of December 31, 2020, and excludes revenue from any new Enterprise Clients during 2020.

Given this immediate success, Geisha Tokyo moved its entire portfolio of 78 games to our software by December 2019. With the increased ad revenue across its full portfolio of apps on our Software, Geisha Tokyo’s user acquisition spend on our Software grew by 425% and our revenue from Geisha Tokyo increased by 133% when comparing the month of December 2019 to the month of December 2020.

Consumer Revenue

Consumer Revenue is generated when a user of one of our Apps makes an in-app purchase (IAP). Our Apps are generally free-to-play mobile games and generate Consumer Revenue through IAPs. IAPs consist of virtual goods used to enhance gameplay, accelerate access to certain features or levels, and augment other mobile game progression opportunities for the user. IAPs drive more engagement and better economics from our Apps. The vast majority of our IAP revenue flows through two app stores, Apple App Store and Google Play, which charge us a standard commission on IAPs.

During the three months ended December 31, 2020, we had an average of 2.1 million Monthly Active Payers (MAPs) across our portfolio of Apps. Over that period, we had an Average Revenue Per Monthly Active Payer (ARPMAP) of $41. Leveraging the benefit of our integrated Platform and Apps, we see opportunities to grow our App-related revenue streams by increasing MAPs and expanding ARPMAP within existing games and through new game development, acquisitions and partnerships. See “—Key Metrics” below for additional information on how we calculate MAPs and ARPMAP.

GEISHA

31
32
1933

Installs driven in first two weeks on MAX

2M+
installs
0
installs
PRE-DEPLOYMENT
WEEK 2

101% increase daily ad revenue[(1)]

425% growth in UA spend[(2)]

78 games in their portfolio, moved to AppLovin solutions

APPLOVIN

Tokyo-based Geisha was struggling to scale and monetize their business on a global basis, so they deployed AppLovin 360° solution. Installs driven in 2M+ ?TUV_VYQ_YGGMU i t ll QP_/#: 0 i t ll (1) WEEK 2 24’_&‘2.1;/‘06 101% 425% 78 games increase daily growth in in their portfolio, ad revenue(1) UA spend(2) moved to AppLovin solutions (1) Increase in average daily ad revenue from first half to second half of August, reflecting full deployment of our Software. (2) Increase in Geisha Tokyo’s UA spend on our Software from December 2019 to December 2020, after moving all games to AppLovin solutions.

Key Metrics

We review the following key metrics on a regular basis in order to evaluate the health of our business, identify trends affecting our performance, prepare financial projections, and make strategic decisions.

Enterprise Clients. We focus on the number of Enterprise Clients, which are third-party business clients from whom we have collected greater than $125,000 of revenue in the trailing 12 months to a given date. Enterprise Clients generate the vast majority of our Business Revenue and Business Revenue growth. We expect to increase the revenue from Enterprise Clients over time.

Revenue Per Enterprise Client (RPEC). We define RPEC as (i) the total revenue derived from our Enterprise Clients in a twelve-month period, divided by (ii) Enterprise Clients as of the end of that same period. RPEC shows how efficiently we are monetizing each Enterprise Client. We expect to increase RPEC over time as we enhance our Software and Apps.

The following table shows our Enterprise Clients as of December 31, 2018, 2019, and 2020, and our RPEC for 2018, 2019, and 2020.

	Year Ended December 31,
	2018	2019	2020
Enterprise Clients	192	167	172
Revenue Per Enterprise Client (in thousands)	$2,184	$3,515	$4,081

Monthly Active Payers (MAPs). We define a MAP as a unique mobile device active on one of our Apps in a month that completed at least one IAP during that time period. A consumer who makes IAPs within two separate Apps on the same mobile device in a monthly period will be counted as two MAPs. MAPs for a particular time period longer than one month are the average MAPs for each month during that period. We estimate the number of MAPs by aggregating certain data from third-party attribution partners. Some of our Apps do not utilize such third-party attribution partners, and therefore our MAPs figure for any period does not capture every user that completed an IAP on our Apps. We estimate that our counted MAPs generated approximately 98% of our Consumer Revenue during the year ended December 31, 2020, and as such, management believes that MAPs are still a useful metric to measure the engagement and monetization potential of our games. We expect to increase our MAPs over time as we increase the number of our Apps and enhance the engagement and monetization of our Apps.

Average Revenue Per Monthly Active Payer (ARPMAP). We define ARPMAP as (i) the total Consumer Revenue derived from our Apps in a monthly period, divided by (ii) MAPs in that same period. ARPMAP for a particular time period longer than one month is the average ARPMAP for each month during that period. ARPMAP shows how efficiently we are monetizing each MAP. We expect to increase ARPMAP over time as we enhance the monetization of our Apps.

The following table shows our Monthly Active Payers and Average Revenue Per Monthly Active Payer for 2018, 2019, and 2020.

	Year Ended December 31,
	2018	2019	2020
Monthly Active Payers (millions)	0.3	1.0	1.5
Average Revenue Per Monthly Active Payer	$11	$32	$41

Non-GAAP Financial Metrics

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA for a particular period as net income (loss) before interest expense and loss on settlement of debt, other (income) expense, net, provision for (benefit from) income taxes, amortization, depreciation and write-offs and as further adjusted for stock-based compensation expense, acquisition-related expense, loss (gain) on extinguishments of acquisition related continent consideration, non-operating foreign exchange losses, lease modification and abandonment of leasehold improvements, and change in the fair value of contingent consideration. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the same period.

Adjusted EBITDA and Adjusted EBITDA margin are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts, and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors, and other interested parties to evaluate and assess performance. We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, our Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

The following table provides our Adjusted EBITDA and Adjusted EBITDA margin for 2018, 2019, and 2020, and a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except percentages)
Net income (loss)	$(259,995)	$119,040	$(125,934)
Adjusted as follows:
Interest expense and loss on settlement of debt	484,644	73,955	77,873
Other (income) expense, net	(1,940)	(5,818)	(6,183)
Provision for (benefit from) income taxes	19,736	7,194	(9,772)
Amortization, depreciation and write-offs	16,061	92,806	254,951
Non-operating foreign exchange losses	—	—	1,210
Stock-based compensation	5,465	10,222	62,387
Acquisition-related expense	2,410	3,798	7,850
Loss (gain) on extinguishments of acquisition related contingent consideration	(10,763)	—	74,820
Change in the fair value of contingent consideration	—	—	442
Lease modification and abandonment of leasehold improvements	—	—	7,851

Adjusted EBITDA	$255,618	$301,197	$345,495

Net income (loss) margin	(53.8)%	12.0%	(8.7)%

Adjusted EBITDA margin	52.9%	30.3%	23.8%

In 2019 and 2020, our net income (loss) and Adjusted EBITDA included $0.2 million and $62.0 million related to the fair value adjustment of the deferred revenue balance assumed as a result of the acquisitions of SafeDK in 2019 and Machine Zone in 2020.

Factors Affecting Our Performance

We believe that the future success of our business depends on many factors, including the factors described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to continue to grow profitably while maintaining strong cash flow.

Continue to invest in innovation

We have made, and intend to continue to make, significant investments in our Core Technologies and Software to enhance their effectiveness and value proposition for our business clients. We expect that these investments will require spending on research and development, and acquisitions and partnerships related to technology components and products. We believe investments in our Core Technologies, such as our launch of AXON and acquisition of MAX, will further improve their effectiveness for developers. Our investments will also allow us to enter new mobile app sectors outside of gaming. While our investments in research and development and acquisitions and partnerships may not result in revenue in the near term, we believe these investments position us to increase our revenue over time.

Retain and grow existing business clients

We rely on existing business clients for a significant portion of our revenue. As we improve our Software and Apps, we can attract additional spend from these business clients. Our business clients include indie studio developers and some of the largest mobile advertising platforms in the world. We believe there is significant room for us to further expand our relationships with these clients and increase their usage of our Software. We have invested in targeted sales and account-based marketing efforts to identify and showcase opportunities to business clients and plan to continue to do so in the future.

In the past, our business clients have generally increased their usage of our Software and Apps, and as a result, growth from existing business clients has been a primary driver of our revenue growth. Our Enterprise Clients had a Net Dollar-Based Retention Rate of approximately 118% in 2020. We must continue to retain our existing business clients and expand their spend with us over time to continue to grow our revenue, increase profitability and drive greater cash flow.

Add new business clients globally

Our future success depends in part on our ability to acquire new business clients. We recently increased our focus on markets outside the United States to serve the needs of business clients globally. In 2020, only 39% of our revenue from business clients was generated from outside of the United States. We believe that the global opportunity is significant and will continue to expand as developers and advertisers outside the United States adopt our Software and advertise on our Apps. We also see opportunities to acquire new business clients outside of mobile gaming, as the capabilities of our Core Technologies and Software are relevant to the broader mobile app ecosystem. We are investing in direct sales, product development, education, and other capabilities to drive increased awareness and adoption of our Software and Apps, which investments may impact our profitability in the near term as we seek further scale. We must continue to acquire new business clients to grow our revenue, increase profitability, and drive greater cash flow.

Optimization, growth, and expansion of our AppLovin Apps

We plan to continue to invest in developing new Apps and enhancing existing Apps. Because our Apps are typically free to download and use, economically acquiring users and monetizing through advertising and IAPs is critical to the future success of our Apps. We plan to launch several new Apps per year, as well as continue to make investments by acquiring and partnering with studios in mobile gaming and other mobile app sectors.

Given our expertise in app marketing, we are able to pursue a highly-optimized and scaled user acquisition investment playbook. For 2020, we invested $627.8 million in sales and marketing, a large percentage of which was invested in user acquisition to grow the number of users engaging with our Apps. We believe the scale, insights, and effective monetization strategies provided through our Software and integrated business model allow us to optimize ad spend across our portfolio of Apps. We also invest in the growth of our Apps by improving in-game monetization, optimizing game economies and in-game conversion, and opt-in business services, such as creative services and localization. We must continue to optimize, grow, and expand our Apps portfolio to grow our revenue, increase profitability, and drive greater cash flow.

Continued execution of strategic acquisitions and partnerships

We intend to continue to make strategic acquisitions and enter into strategic partnerships to grow our portfolio of Apps and add complementary software and tools to our Core Technologies. Since the beginning of 2018, we have invested over $1 billion in 15 strategic acquisitions and partnerships with mobile app developers and for technologies to enhance our Core Technologies. We have been very successful in growing mobile apps that we have added to our Apps portfolio. We estimate that a year after joining our portfolio, Apps we acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average.7 We have also invested strategically to enhance our Core Technologies. For example, in 2018 we acquired MAX, an in-app bidding platform, which improves monetization on apps.

While we have a strong pipeline of strategic acquisition and partnership opportunities, we believe our future results of operations will be affected by our ability to continue to identify and execute such transactions that are accretive to our growth and profitability.

Growth and structure of the mobile app ecosystem

Our business and results of operations will be impacted by industry factors that drive overall performance of the mobile app ecosystem. The mobile app ecosystem has grown rapidly in recent years. We expect that any acceleration, or slowing, of this growth would affect our business and results of operations. In addition, even if the mobile app ecosystem continues to grow at its current rate, our ability to position ourselves within the market will impact our business and results of operations.

Mobile app developers, including AppLovin, rely on third-party platforms, such as the Apple App Store and Google Play Store, among others, to distribute games, collect payments made for IAPs, and target users with relevant advertising. We expect this to continue for the foreseeable future. These third-party platforms have significant market power and discretion to set platform fees, select which apps to promote, and decide how much consumer information to provide to advertising networks that enable our Platform to target users with personalized and relevant advertising and allocate marketing campaigns in an efficient and cost-effective manner. Any changes made in the policies of third-party platforms could drive rapid change across the mobile app ecosystem. For example, in June 2020, Apple announced a plan to overhaul IDFA, which anonymously profiles users for targeted advertising, as part of a new proposed application tracking transparency framework that, among other things, would require opt-in consent for certain types of tracking. We rely in part on IDFA to provide us with data that helps our Software better market and monetize Apps and to the extent we are unable to utilize IDFA or a similar offering, our Software may not be as effective, and we may not be able to continue to efficiently generate revenue for our Apps.

New tools for developers, industry standards, and platforms may emerge in the future. We believe our focus on the mobile app ecosystem has allowed us to understand the needs of our business clients and our relentless innovation has enabled us to quickly adapt to changes in the industry and pioneer new solutions. We must continue to innovate and stay ahead of developments in the mobile app ecosystem in order for our business to succeed and our results of operations to continue to improve.

Definitive Agreement to Acquire Adjust

In February 2021, we signed a share purchase agreement with Adjust, a leading mobile app attribution, measurement, and analytics company in Germany, which we amended and restated and then further amended in March 2021. We have agreed to acquire all the outstanding shares of Adjust for an estimated purchase price of approximately $1.0 billion, consisting of (i) $598.0 million in cash, subject to certain purchase price adjustments; (ii) convertible securities that are convertible into an aggregate number of shares of our Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of our Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day our Class A common stock is first traded on the Nasdaq Global Select Market; and (iii) the assumption of up to $40.0 million in the aggregate of debt, accrued interest, and fees of Adjust, in each case upon the terms and subject to the conditions of the share purchase agreement. The Adjust acquisition is subject to customary closing conditions and is

[7]	Based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against our revenue from such Apps in the same period in the subsequent year.

expected to close in the second quarter of 2021. The acquisition of Adjust will provide us with a set of strategic SaaS mobile marketing solutions that expand our suite of innovative tools for mobile app developers. Adjust tracks over $11.0 billion of mobile media spend through its platform and has over 500 employees globally.

Certain Summary Consolidated Statement of Profit or Loss and Other Comprehensive income Data

The following table presents certain summary consolidated statement of profit or loss and other comprehensive income data prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for Adjust for the years ended December 31, 2019 and 2020 (unaudited):

	Year Ended December 31,
	2019	2020
	(in EUR thousands)
Revenue	€71,130	€85,299
Total comprehensive income (loss)	(40,307)	(81,329)

Impact of COVID-19

The COVID-19 pandemic and resulting social distancing and shelter-in-place orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets and have altered the way in which we conduct our day-to-day business. As a result of the COVID-19 pandemic we have temporarily closed our offices around the world, including our corporate headquarters in Palo Alto, California, and implemented travel restrictions. Our Software and Apps do not require physical interaction, thus, our ability to meet the needs of our clients and users has not been materially affected. The full impact of the COVID-19 pandemic on the global economy and the extent to which the pandemic may impact our business, financial condition, and results of operations in the future remains uncertain. See the section titled “Risk Factors—The COVID-19 pandemic and responses thereto across the globe have altered how individuals interact with each other and affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations remains uncertain” for additional information.

Components of Results of Operations

Revenue

We collect Business Revenue from advertisers spending on our Software and Apps. Business Revenue from our Software is generated from our advertisers, typically on a performance-based, cost-per-install basis, then shared with our advertising publishers, typically on a cost per impression model. Business Revenue generated from our Apps comes from advertisers that purchase ad inventory from our diverse portfolio of Apps. Business Revenue from our Apps was 71% of total Business Revenue in 2020.

We generate Consumer Revenue from IAPs made by users within our Apps.

Cost of Revenue and Operating Expenses

Cost of revenue. Cost of revenue consists primarily of third-party payment processing fees for distribution partners, amortization of acquired technology related intangible assets, and expenses associated with operating our network infrastructure. Third-party payment processing fees relate to

Consumer Revenue. The fees for IAPs are processed and collected by third-party distribution partners. Network operating costs include bandwidth, energy, and other equipment costs related to our co-located data centers and also to costs for third-party cloud service providers. We expect our cost of revenue to increase in absolute dollars over the long term as our business and revenue continue to grow. We also expect our cost of revenue as a percentage of revenue to fluctuate period-over-period.

Sales and marketing. Sales and marketing expenses consist primarily of user acquisition costs, other advertising expenses, personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, and amortization of acquired user-related intangible assets, marketing programs, travel, customer service costs, and allocated facilities and information technology costs.

We plan to continue to invest in sales and marketing to grow our customer base and increase brand awareness. As a result, we expect sales and marketing expenses to increase in absolute dollars. We also expect our sales and marketing expenses as a percentage of revenue to fluctuate period-over-period in the near term as we invest to grow our customer base and increase brand awareness, and to decrease over the long term as we benefit from greater scale.

Research and development. Research and development expenses consist primarily of product development costs, including personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in research and development, professional services costs related to development of new apps by third parties, consulting costs, regulatory compliance costs, and allocated facilities and information technology costs.

We plan to continue to invest in research and development to continue to enhance our Core Technologies and Software, and to improve existing games and develop new games. As a result, we expect research and development expenses to increase in absolute dollars. We also expect our research and development expenses as a percentage of revenue to fluctuate period-over-period in the near term as we invest to enhance our Core Technologies and Software and improve our existing Apps and develop new Apps, and to decrease over the long term as we benefit from greater scale.

General and administrative. General and administrative expenses consist primarily of costs incurred to support our business, including personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in finance, accounting, legal, human resources and administration, professional services fees for legal, accounting, recruiting, and administrative services (including acquisition-related expenses), insurance, travel, and allocated facilities and information technology costs.

We plan to continue to invest in our general and administrative function to support the growth of our business. In addition, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of a public company, increased insurance and investor relations expenses, and increased professional services fees (including acquisition-related expenses). As a result, we expect general and administrative expenses to increase in absolute dollars. We also expect our general and administrative expenses as a percentage of revenue to fluctuate period-over-period in the near term as we invest to support the growth of our business, and to decrease over the long term as we benefit from greater scale.

Interest expense and loss on settlement of debt. Interest expense and loss on settlement of debt consists primarily of loss related to debt extinguishment, interest expense associated with our outstanding debt, including accretion of debt discount, and changes in fair value of interest rate swap accounted for as a cash flow hedge related to the stream of variable interest payments associated with a portion of our outstanding debt.

Other income (expense), net. Other income (expense), net, includes interest earned on our cash and cash equivalents, gains and losses related to embedded derivatives and other financial instruments accounted for at fair value, and foreign currency exchange gains (losses), which consist primarily of remeasurement of transactions and monetary assets and liabilities denominated in currencies other than the functional currency at the end of the period.

Provision for (benefit from) income taxes. We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, impacts from acquisition restructuring, deduction benefits related to foreign-derived intangible income, future changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. Additionally, our effective tax rate can vary based on the amount of pre-tax income or loss.

Results of Operations

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for 2019 and 2020 and summary consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for 2018 from our audited consolidated financial statements not included in this prospectus.

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Revenue	$483,363	$994,104	$1,451,086
Costs and expenses:
Cost of revenue(1)(2)	53,758	241,274	555,578
Sales and marketing(1)(2)	166,799	481,781	627,796
Research and development(1)	16,270	44,966	180,652
General and administrative(1)	14,854	31,712	66,431
Extinguishments of acquisition-related contingent consideration	(10,763)	—	74,820
Lease modification and abandonment of leasehold improvements			7,851

Total costs and expenses	240,918	799,733	1,513,128

Income (loss) from operations	242,445	194,371	(62,042)
Other income (expense):
Interest expense and loss on settlement of debt	(484,644)	(73,955)	(77,873)
Other income (expense), net	1,940	5,818	4,209

Total other expense	(482,704)	(68,137)	(73,664)

Income (loss) before income taxes	(240,259)	126,234	(135,706)
Provision for (benefit from) income taxes	19,736	7,194	(9,772)

Net income (loss)	$(259,995)	$119,040	$(125,934)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$517	$124	$982
Sales and marketing	2,582	1,922	10,668
Research and development	1,009	5,009	36,852
General and administrative	1,357	3,167	13,885

Total stock-based compensation	$5,465	$10,222	$62,387

(2)	Includes amortization expense related to acquired intangibles as follows:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Cost of revenue	$7,932	$74,787	$228,339
Sales and marketing	495	7,641	11,587

Total amortization expense related to acquired intangibles	$8,427	$82,428	$239,926

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue(1):

	Year Ended December 31,
	2018	2019	2020
Revenue	100%	100%	100%
Costs and expenses:
Cost of revenue	11%	24%	38%
Sales and marketing	35%	48%	43%
Research and development	3%	5%	12%
General and administrative	3%	3%	5%
Extinguishments of acquisition-related contingent consideration	(2)%	—%	5%
Lease modification and abandonment of leasehold improvements	—%	—%	1%

Total costs and expenses	50%	80%	104%

Income (loss) from operations	50%	20%	(4)%
Other income (expense):
Interest expense and loss on settlement of debt	(100)%	(7)%	(5)%
Other income (expense), net	0%	1%	0%

Total other expense	(100)%	(7)%	(5)%

Income (loss) before income taxes	(50)%	13%	(9)%
Provision for (benefit from) income taxes	4%	1%	(1)%

Net income (loss)	(54)%	12%	(9)%

(1)	Totals of percentages of revenue may not foot due to rounding.

Comparison of Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Business Revenue	$595,948	$711,152	19%
Consumer Revenue	398,156	739,934	86%

Total revenue	$994,104	$1,451,086	46%

Total revenue increased $457.0 million, or 46%, in 2020 compared to 2019 due to an increase in Business Revenue of 19% and an increase in Consumer Revenue of 86%.

Our Business Revenue increased by $115.2 million from 2019 to 2020. Our revenue from Enterprise Clients drove the vast majority of this increase, as revenue from Enterprise Clients represented 99% of Business Revenue in 2020. RPEC increased from approximately $3.5 million to $4.1 million from 2019 to 2020, while the number of Enterprise Clients increased from 167 to 172 over the same period. The increase in our Business Revenue from Apps of $106.2 million was primarily as a result of increased advertising revenue from Apps acquired in 2020 which contributed 57% of the increase, as well as increased advertising revenue from our existing Apps and new Apps developed by our Owned and Partner Studios, which together contributed 43% of the increase. Our Business Revenue from Apps grew due to a 27% increase in the volume of advertising impressions in 2020 compared to 2019 while price per advertising impression remained consistent with 2019. Our Business Revenue from our Software increased by $9.0 million from 2019 to 2020 primarily due to a 45% increase in installations, partially offset by a 34% decrease in price per installation. Our Business Revenue from our Software was also negatively impacted by increased usage of advertising inventory by our growing portfolio of Owned Studios and Partner Studios as this inventory was consumed by such studios rather than being sold to third-parties. Usage of advertising inventory by our Owned Studios and Partner Studios represented 22% of installations in 2020. We do not recognize Business Revenue from transactions with our Owned Studios and Partner Studios.

Our Consumer Revenue increased by $341.8 million from 2019 to 2020, primarily due to a 41% increase in the volume of in-app purchases, as well as a 32% increase in price per in-app purchase. Apps acquired during 2020 generated $194.7 million of the increase, with Apps that were part of our portfolio prior to the beginning of 2020 and newly developed Apps accounting for the remainder.

Cost of revenue

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Cost of revenue	$241,274	$555,578	130%
Percentage of revenue	24%	38%

Cost of revenue increased by $314.3 million, or 130%, in 2020 compared to 2019. The increase was primarily due to a $153.6 million increase in amortization of acquired-technology driven by an increase in acquisition activity, a $112.0 million increase in third-party payment processing fees as a result of the growth in Consumer Revenue, a $28.6 million increase in expenses associated with operating our network infrastructure driven by the growth in our operations, and a $10.4 million increase in professional service fees.

Sales and marketing

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Sales and marketing	$481,781	$627,796	30%
Percentage of revenue	48%	43%

Sales and marketing expenses increased by $146.0 million, or 30%, in 2020 compared to 2019. The increase was primarily due to a $115.1 million increase in user acquisition costs, a $18.2 million increase in personnel-related expenses primarily due to an increase in stock-based compensation due to higher fair value of our common stock and increase in headcount, and a $7.0 million increase in professional service fees.

Research and development

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Research and development	$44,966	$180,652	302%
Percentage of revenue	5%	12%

Research and development expenses increased by $135.7 million, or 302%, in 2020 compared to 2019. The increase was primarily due to a $79.4 million increase in personnel-related expenses primarily due to acquisitions, an increase in stock-based compensation due to higher fair value of our common stock and an increase in headcount, a $46.5 million increase in professional services costs related to development of new games by third parties, and a $4.6 million increase in rent and facilities costs.

General and administrative

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
General and administrative	$31,712	$66,431	109%
Percentage of revenue	3%	5%

General and administrative expenses increased by $34.7 million, or 109%, in 2020 compared to 2019. The increase was primarily due to a $25.0 million increase in personnel-related expenses primarily related to acquisitions and an increase in stock-based compensation due to higher fair value of our common stock, and a $6.7 million increase in professional service fees.

Extinguishments of acquisition-related contingent consideration

In 2020, we reached an agreement to amend the terms of an asset acquisition agreement to settle the acquisition holdback and a portion of the earn-out due to the seller 12 months following the acquisition’s closing in 2019. We agreed to such amendment in order to provide equity ownership that would better align the interests of the sellers with ours in light of their ongoing obligations to us as part of a development and services agreement. We recorded an extinguishment loss of $74.8 million in 2020 in connection with this subsequent agreement and recognized a loss equal to the excess of the fair value of consideration paid to the seller and the fair value of the contingent consideration determined immediately prior to this amendment. We agreed to settle for a combination of a cash payment of $3.4 million and issuance of certain shares of our Class A common stock at a fair value of $106.1 million as of the settlement date.

Lease modification and abandonment of leasehold improvements

We recognized a net loss of $7.9 million in 2020 in connection with the termination of one of Machine Zone’s leases and the write-off of leasehold improvements and other assets related to this real estate lease.

Interest expense

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Interest expense	$(73,955)	$(77,873)	5%
Percentage of revenue	(7)%	(5)%

Interest expense increased by $3.9 million, or 5%, in 2020 compared to 2019. This increase was primarily due to higher interest expense related to term loans issued in 2020.

Other income (expense), net

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Other income (expense), net	$5,818	$4,209	(28)%
Percentage of revenue	1%	0%

Other income (expense), net decreased by $1.6 million, or 28%, in 2020 compared to 2019. The change is mainly due to a $1.2 million increase in foreign exchange loss attributable to a license asset obligation assumed as part of the Machine Zone acquisition, a $4.6 million decrease in interest earned, a $1.5 million increase in remeasurement losses offset by a $5.7 million increase due to a term loan embedded derivative gain.

Provision for (benefit from) income taxes

	Year Ended December 31,		2019 to 2020 % Change
	2019	2020
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$7,194	$(9,772)	(236)%
Percentage of revenue	1%	(1)%

The change from a $7.2 million provision for income taxes in 2019 to a $9.8 million benefit from income taxes in 2020 is primarily due to pre-tax losses in 2020 as compared to pre-tax income in 2019. Our benefit from income taxes in 2020 was also impacted by foreign income taxed at different rates, a change in foreign deferred tax rates resulting from restructuring of the Company, a reduction in foreign-derived intangible income deduction, an increase in non-deductible stock-based compensation expense, and an increase in non-deductible loss related to extinguishments of acquisition-related contingent consideration.

Comparison of Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Business Revenue	$429,256	$595,948	39%
Consumer Revenue	54,107	398,156	636%

Total revenue	$483,363	$994,104	106%

Total revenue increased $510.7 million, or 106%, in 2019 compared to 2018 due to an increase in Business Revenue of 39% and an increase in Consumer Revenue of 636%.

Our Business Revenue increased by $166.7 million from 2018 to 2019. Our revenue from Enterprise Clients drove the vast majority of this increase, as revenue from Enterprise Clients represented 98% of Business Revenue in 2019. RPEC increased from approximately $2.2 million to $3.5 million from 2018 to 2019, which more than offset the decrease in Enterprise Clients from 192 to 167 over the same period. The increase in our Business Revenue from Apps of $231.4 million was primarily as a result of increased advertising revenue from our existing Apps and advertising revenue from new Apps developed by our Owned Studios and Partner Studios, which together contributed over 90% of the increase, as well as increased advertising revenue from Apps acquired in 2019. Our Business Revenue from Apps grew due to a 412% increase in the volume of advertising impressions in 2019 compared to 2018, partially offset by a 53% decrease in price per advertising impression. Our Business Revenue from our Software declined by $64.7 million from 2018 to 2019 primarily due to a 57% decrease in price per installation, partially offset by a 72% increase in installations. Our Business Revenue from our Software was also negatively impacted by increased usage of advertising inventory by our growing portfolio of Owned Studios and Partner Studios as this inventory was consumed by such studios rather than being sold to third-parties. Usage of advertising inventory by our Owned Studios and Partner Studios represented 21% of installations in 2019. We do not recognize Business Revenue from transactions with our Owned Studios and Partner Studios.

Our Consumer Revenue increased by $344.0 million from 2018 to 2019, primarily due to a 576% increase in the volume of in-app purchases, as well as a 9% increase in price per in-app purchase. Apps acquired during 2019 generated $277.0 million of the increase, with Apps that were part of our portfolio prior to the beginning of 2019 and newly developed Apps accounting for the remainder.

Cost of revenue

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Cost of revenue	$53,758	$241,274	349%
Percentage of revenue	11%	24%

Cost of revenue increased $187.5 million, or 349%, in 2019 compared to 2018. The increase was primarily due to a $105.7 million increase in third-party payment processing fees as a result of the growth in Consumer Revenue, a $66.7 million increase in amortization of acquired-technology driven by an increase in acquisition activity, and a $6.9 million increase in expenses associated with operating our network infrastructure driven by the growth in our operations.

Sales and marketing

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Sales and marketing	$166,799	$481,781	189%
Percentage of revenue	35%	48%

Sales and marketing expenses increased $315.0 million, or 189%, in 2019 compared to 2018. The increase was primarily due to a $292.2 million increase in user acquisition costs, a $9.9 million increase in professional service fees, a $7.1 million increase in amortization of acquired intangible assets driven by an increase in acquisition activity, a $3.3 million increase in personnel-related expenses primarily due to an increase in headcount, and a $2.5 million increase in other advertising and marketing expenses.

Research and development

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Research and development	$16,270	$44,966	176%
Percentage of revenue	3%	5%

Research and development expenses increased $28.7 million, or 176%, in 2019 compared to 2018. The increase was primarily due to an $18.9 million increase in personnel-related expenses primarily due to an increase in headcount, and a $9.2 million increase in professional services costs related to development of new games by third parties.

General and administrative

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
General and administrative	$14,854	$31,712	113%
Percentage of revenue	3%	3%

General and administrative expenses increased by $16.9 million, or 113%, in 2019 compared to 2018. The increase was primarily due to a $6.6 million increase in personnel-related expenses primarily due to an increase in headcount, a $4.0 million increase in professional service fees, and a $2.0 million write-off of certain intangible game assets.

Extinguishments of acquisition-related contingent consideration

In March 2018, we closed the acquisition of PeopleFun, Inc. In December 2018, we reached an agreement with the sellers to amend the terms of an earn-out payment to provide for a one-time payment of cash and the issuance of shares of our Class A common stock. We recognized a gain of $10.8 million in 2018 in connection with this subsequent agreement, representing the difference between the carrying value of the contingent consideration liability and the fair value of the amended payment. As the amendment to the terms of the earn-out payment was based on facts and circumstances that did not exist as of the acquisition date, a modification was made to the original terms and conditions, and we recognized the gain in the period the amendment was made rather than recording a change to the purchase price.

Interest expense and loss on settlement of debt

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Interest expense and loss on settlement of debt	$(484,644)	$(73,955)	(85)%
Percentage of revenue	(100)%	(7)%

Interest expense and loss on settlement of debt decreased by $410.7 million, or 85%, in 2019 compared to 2018. This decrease was primarily due to a $422.7 million loss related to debt extinguished in 2018, partially offset by higher interest expense related to term loans issued in 2018 and 2019.

Other income (expense), net

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Other income (expense), net	$1,940	$5,818	200%
Percentage of revenue	0%	1%

Other income (expense), net increased by $3.9 million, or 200%, in 2019 compared to 2018 primarily due to an increase in cash and cash equivalents and higher interest rates.

Provision for income taxes

	Year Ended December 31,		2018 to 2019 % Change
	2018	2019
	(in thousands, except percentages)
Provision for income taxes	$19,736	$7,194	(64)%
Percentage of revenue	4%	1%

Provision for income taxes decreased by $12.5 million primarily due to a reduction of a deferred tax liability resulting from restructuring of an entity. Our income tax provision in 2019 was also impacted by foreign income taxed at different rates, an increase in foreign-derived intangible income deduction, and a reduction in global intangible low-taxed income.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the quarterly periods for the years ended December 31, 2019 and 2020. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. You should read the following unaudited quarterly consolidated results of operations in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands)
Revenue	$206,241	$248,452	$260,597	$278,814	$260,178	$299,331	$381,740	$509,837
Costs and expenses:
Cost of revenue(1)(2)	46,063	55,613	66,661	72,937	76,453	118,051	163,060	198,014
Sales and marketing(1)(2)	105,330	114,282	127,869	134,300	128,667	135,319	153,014	210,796
Research and development(1)	6,845	10,522	12,243	15,356	19,112	29,702	51,136	80,702
General and administrative(1)	7,337	6,637	6,446	11,292	10,810	15,170	15,276	25,175
Lease modification and abandonment of leasehold improvements	—	—	—	—	—	7,851	—	—
Extinguishments of acquisition-related contingent consideration	—	—	—	—	—	—	74,712	108

Total costs and expenses	165,575	187,054	213,219	233,885	235,042	306,093	457,198	514,795

Income (loss) from operations	40,666	61,398	47,378	44,929	25,136	(6,762)	(75,458)	(4,958)
Other income (expense):
Interest expense	(14,421)	(19,245)	(20,929)	(19,360)	(18,629)	(18,809)	(20,110)	(20,325)
Other income (expense), net	367	1,929	2,112	1,410	1,021	3,157	1,169	(1,138)

Total other expense	(14,054)	(17,316)	(18,817)	(17,950)	(17,608)	(15,652)	(18,941)	(21,463)

Income (loss) before income taxes	26,612	44,082	28,561	26,979	7,528	(22,414)	(94,399)	(26,421)
Provision for (benefit from) income taxes	5,092	8,602	5,553	(12,053)	2,864	(703)	(4,485)	(7,448)

Net income (loss)	21,520	35,480	23,008	39,032	4,664	(21,711)	(89,914)	(18,973)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands)
Cost of revenue	$30	$30	$31	$33	$29	$49	$126	$778
Sales and marketing	489	524	533	376	452	789	1,571	7,856
Research and development	1,197	1,245	1,261	1,306	1,527	2,342	6,823	26,160
General and administrative	832	683	534	1,118	1,454	1,852	2,348	8,231

Total stock-based compensation	2,548	2,482	2,359	2,833	3,462	5,032	10,868	43,025

(2)	Includes amortization expense related to acquired intangibles as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands)
Cost of revenue	$11,573	$15,495	$21,538	$26,181	$27,576	$44,562	$65,535	$90,666
Sales and marketing	—	2,438	2,438	2,765	2,694	2,726	3,050	3,117

Total amortization expense related to acquired intangibles	$11,573	$17,933	$23,976	$28,946	$30,270	$47,288	$68,585	$93,783

The following table sets forth the components of our unaudited quarterly consolidated results of operations for each of the periods presented as a percentage of revenue(1):

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	22%	22%	26%	26%	29%	39%	43%	39%
Sales and marketing	51%	46%	49%	48%	49%	45%	40%	41%
Research and development	3%	4%	5%	6%	7%	10%	13%	16%
General and administrative	4%	3%	2%	4%	4%	5%	4%	5%
Lease modification and abandonment of leasehold improvements	—%	—%	—%	—%	—%	3%	—%	—%
Extinguishments of acquisition-related contingent consideration	—%	—%	—%	—%	—%	—%	20%	—%

Total costs and expenses	80%	75%	82%	84%	90%	102%	120%	101%

Income (loss) from operations	20%	25%	18%	16%	10%	(2)%	(20)%	(1)%
Other income (expense):
Interest expense	(7)%	(8)%	(8)%	(7)%	(7)%	(6)%	(5)%	(4)%
Other income (expense), net	0%	1%	1%	1%	0%	1%	0%	0%

Total other expense	(7)%	(7)%	(7)%	(6)%	(7)%	(5)%	(5)%	(4)%

Income (loss) before income taxes	13%	18%	11%	10%	3%	(7)%	(25)%	(5)%
Provision for (benefit from) income taxes	2%	3%	2%	(4)%	1%	(0)%	(1)%	(1)%
Net income (loss)	10%	14%	9%	14%	2%	(7)%	(24)%	(4)%

(1)	Totals of percentages of revenue may not foot due to rounding.

The following table provides our Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands, except percentages)
Net income (loss)	$21,520	$35,480	$23,008	$39,032	$4,664	$(21,711)	$(89,914)	$(18,973)
Adjusted as follows:
Interest expense	14,421	19,245	20,929	19,360	18,629	18,809	20,110	20,325
Other (income) expense, net	(367)	(1,929)	(2,112)	(1,410)	(1,110)	(3,413)	(1,658)	(2)
Provision for (benefit from) income tax	5,092	8,602	5,553	(12,053)	2,864	(703)	(4,485)	(7,448)
Amortization, depreciation and write-offs	13,880	20,339	25,877	32,710	32,279	51,425	73,519	97,728
Non-operating foreign exchange losses	—	—	—	—	—	40	691	479
Stock-based compensation	2,548	2,482	2,359	2,833	3,462	5,032	10,868	43,025
Acquisition-related expense	1,091	1,132	423	1,152	1,657	3,554	422	2,217
Loss on extinguishments of acquisition related contingent consideration	—	—	—	—	—	—	74,712	108
Change in the fair value of contingent consideration	—	—	—	—	—	—	—	442
Lease modification and abandonment of leasehold improvements	—	—	—	—	—	7,851	—	—

Adjusted EBITDA	58,185	85,351	76,037	81,624	62,445	60,884	84,265	137,901

Net income (loss) margin	10.4%	14.3%	8.8%	14.0%	1.8%	(7.3)%	(23.6)%	(3.7)%

Adjusted EBITDA margin	28%	34%	29%	29%	24%	20%	22%	27%

As a result of the acquisitions of SafeDK in 2019 and Machine Zone in 2020, our assumed deferred revenue balance was adjusted to fair value in the amount of $101 thousand, $74 thousand, $48 thousand, $20,468 thousand, $31,659 thousand, and $9,635 thousand in the six quarterly periods ending from September 30, 2019 through December 31, 2020, respectively.

Quarterly Trends

Revenue. Our revenue has increased sequentially in each period presented, except for the quarter ended March 31, 2020, through a combination of growth in our Consumer Revenue and growth in our Business Revenue from our Apps and Software. Our revenue in the quarter ended March 31, 2020 decreased by 7% as compared to the prior quarter, primarily due to seasonality and other factors including testing our new AXON machine-learning recommendation engine. Our Consumer Revenue increased by 123% from the quarter ended March 31, 2020 to the quarter ended December 31, 2020, primarily driven by increased in-app purchases relating to acquired Apps as well as new Apps developed by our Owned and Partner Studios in 2020. Our Business Revenue from Apps increased over the same period by 76% as a result of increased advertising revenue from acquired Apps as well as new Apps developed by our Owned and Partner Studios in 2020. In the quarter ended December 31, 2020, our Business Revenue from Software increased by 101% compared to the prior quarter, primarily as a result of the launch of AXON, our machine-learning recommendation engine, in such prior quarter.

Cost of revenue. Our quarterly cost of revenue has generally increased sequentially in each period presented primarily due to increases in third party payment processing fees driven by our growing Consumer revenue, amortization of acquired-technology driven by an increase in acquisition activity and hosting costs associated with the launch of AXON.

Sales and marketing. Our quarterly sales and marketing expenses increased sequentially from a low in the quarter ended March 31, 2020 primarily driven by the seasonal nature of our gaming business as well as growth in our existing, newly developed and acquired Apps. Sales and marketing expenses declined in the quarter ended March 31, 2020 primarily due to a 5% decrease in our user acquisition spend due to seasonality.

Research and development. Research and development costs increased significantly in the second half of the year ended December 31, 2020 as a result of our investments in the development of our Software, including Axon, and new Apps.

General and administrative. General and administrative costs increased throughout 2020 as a result of headcount expansion and increased professional services costs to prepare for public company readiness.

Interest expense. Interest expense, net, did not substantially change as an increase in our indebtedness was offset by a decrease in interest rates during the year.

Provision for (benefit from) income taxes. On a quarterly basis, the provision for income taxes remained relatively consistent as a percentage of income before tax in 2019, with the exception of the quarter ended December 31, 2019, during which the Company recognized an income tax benefit related to restructuring of the Company. On a quarterly basis, the provision for (benefit from) income taxes fluctuated from quarter to quarter as a percentage of income (loss) before tax in 2020 primarily due to fluctuations in income (loss) before taxes and a change in tax status election made in the first quarter of 2020. Additionally, in the fourth quarter of 2020, we recognized an income tax benefit related to restructuring of the Company.

Liquidity and Capital Resources

Since inception, we financed our operations primarily through payments received from business clients using our Software and advertising on our Apps, and from user IAPs from our Apps, and through net proceeds we received from the sales of our convertible preferred stock and debt borrowings, including borrowings made under our credit agreement. As of December 31, 2020, we had cash and cash equivalents of $317.2 million.

We believe that our existing cash and cash equivalents would be sufficient to satisfy our anticipated working capital and capital expenditures needs for at least the next 12 months. Our future capital requirements, however, will depend on many factors, including our growth rate; expansion of sales and marketing activities; timing and extent of spending to support our research and development efforts; capital expenditures to purchase hardware and software; and our continued need to invest in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in teams and technologies, including intellectual property rights, which could increase our cash requirements. For example, in 2020, we completed a number of asset and business acquisitions, which reduced our year-end 2020 cash balance by $674.7 million. As a result of these and other factors, we may be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing from outside sources is required, we may not be able to raise it on terms acceptable to us, or at all. In particular, the recent COVID-19 pandemic has caused a disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and results of operations could be adversely affected.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by operating activities	$139,030	$198,462	$222,883
Net cash used in investing activities	(67,169)	(411,554)	(679,891)
Net cash provided by financing activities	1,638	333,160	377,855

Operating Activities

Net cash provided by operating activities was $222.9 million for 2020, primarily consisting of a $125.9 million of net loss, adjusted for certain non-cash items, which included $255.0 million of depreciation and amortization expense, $62.4 million of stock-based compensation expense, $74.8 million of loss on extinguishments of acquisition related contingent consideration, $8.2 million of amortization of debt issuance costs and discount, and $7.9 million of lease modification and abandonment of leasehold improvement partially offset by a $67.0 million increase in cash consumed by working capital. The increase in cash consumed by working capital was primarily driven by an increase in accounts receivable, prepaid expenses and other assets and decrease in operating lease liabilities partially offset by higher accounts payable and deferred revenue.

Net cash provided by operating activities was $198.5 million for 2019, primarily consisting of $119.0 million of net income, adjusted for certain non-cash items, which included $92.8 million of depreciation and amortization expense, $10.2 million of stock-based compensation expense and $5.0 million of amortization of debt issuance costs and discount partially offset by a $31.2 million increase in cash consumed by working capital. The increase in cash consumed by working capital was primarily driven by an increase in accounts receivable and prepaid expenses and other current assets partially offset by higher accounts payable and accrued and other liabilities.

Net cash provided by operating activities was $139.0 million for 2018, primarily consisting of $260.0 million of net loss, adjusted for certain non-cash items, which included $428.2 million of amortization of debt issuance costs and loss on settlement of debt, $16.1 million of depreciation and amortization expense, and $5.5 million of stock-based compensation expense partially offset by a $39.9 million increase in cash consumed by working capital and a $10.8 million gain in extinguishments of acquisition related contingent consideration. The increase in cash consumed by working capital was primarily driven by an increase in accounts receivable and decrease in accounts payable partially offset by lower prepaid expenses and other current assets.

Investing Activities

Net cash used in investing activities was $679.9 million for 2020, consisting of $674.7 million related to acquisitions, $3.2 million in purchases of property and equipment, and $2.0 million in purchases of non-marketable securities.

Net cash used in investing activities was $411.6 million for 2019, consisting of $404.2 million related to acquisitions, $4.0 million in purchases of non-marketable securities and $3.4 million in purchases of property and equipment.

Net cash used in investing activities was $67.2 million for 2018, primarily consisting of $65.9 million related to acquisitions.

Financing Activities

Net cash provided by financing activities was $377.9 million for 2020, primarily consisting of $481.3 million of proceeds from debt issuance and $9.3 million proceeds from issuance of common stock partially offset by $64.3 million of principal repayment of debt, $18.9 million payment of licensed asset obligation, $17.6 million of payment of deferred acquisition costs, and $9.7 million of payment under finance leases.

Net cash provided by financing activities was $333.2 million for 2019, primarily consisting of $388.9 million of proceeds from debt issuance partially offset by $41.5 million of payment of deferred acquisition costs, $11.2 million of principal repayment of debt and $5.7 million of payment under finance leases.

Net cash provided by financing activities was $1.6 million for 2018, primarily consisting of $791.1 million of proceeds from debt issuance and $399.6 million in proceeds from the issuance of preferred stock partially offset by $1,183.0 million of principal repayment of debt and $5.9 million of payment under finance leases.

Credit Agreement

On August 15, 2018, we entered into a credit agreement with the lenders party thereto and Bank of America, N.A., as administrative agent for the lenders (the credit agreement), which provided for $820.0 million of senior secured term loans and a $50.0 million senior secured revolving loan facility. The credit agreement was amended on April 23, 2019 to increase the senior secured term loan facility by $400.0 million to an aggregate principal amount of $1.22 billion. The credit agreement was further amended on April 27, 2020 to modify certain negative covenants contained therein. The credit agreement was further amended on May 6, 2020 to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.52 billion. The credit agreement was further amended on October 27, 2020 to add an additional $541.7 million in aggregate principal amount of revolving commitments and reduce the existing commitments by $1.7 million, increasing the total revolving commitments to $590.0 million, reduce the interest rate on the revolving loans, and extend the maturity date of the revolving loans.

The credit agreement was further amended on February 12, 2021 to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total revolving commitments to $600.0 million and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as all other term loans. On March 31, 2021, we borrowed an additional $250.0 million under our revolving credit facility and following such draw down we had an aggregate amount of $400.0 million outstanding under this facility.

As of December 31, 2020, our total outstanding indebtedness under the credit agreement was $1.64 billion, consisting of $1.49 billion of outstanding term loans and $150.0 million of outstanding revolving loans. See the section titled “Description of Certain Indebtedness” for additional information.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Long-term debt(1)	$1,644,332	$15,210	$30,420	$30,420	$1,568,282
Convertible security(2)	40,000	40,000	—	—	—
Deferred acquisition costs(3)	185,214	166,158	19,056	—	—
Operating lease commitments(4)	110,948	26,123	30,153	24,889	29,783
Finance lease commitments(5)	6,192	3,581	2,611	—	—
License asset obligations(6)	18,760	18,760	—	—	—
Licensor commitments(7)	5,000	2,000	3,000	0	0
Non-cancelable purchase obligations(8)	131,247	14,389	52,858	64,000	0

Total	$2,141,693	$286,221	$138,098	$119,309	$1,598,065

(1)

Consists of borrowings under our credit agreement. The table above does not include interest payments which vary based on changes in the interest rate index. See the section titled “Description of Certain Indebtedness” and Note 9 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our long-term debt obligations.

(2)

Represents a convertible security issued in connection with a strategic partnership with Athena FZE. Such security is convertible into shares of our Class A common stock starting 61 days following this offering. The convertible security may be converted, at the option of the holder, into a number of shares of our Class A Common Stock equal to $40.0 million divided by a conversion price equal to (i) the 20-day volume-weighted average trading price per share of Class A Common Stock multiplied by (ii) 0.8. If any portion of the convertible security is converted by November 12, 2021, we have agreed to redeem in cash such remaining portion of the convertible security. If the holder does not convert the entire maximum conversion amount by November 18, 2021, we are required to redeem the remaining conversion amount for cash. If this offering does not close on or prior to November 18, 2021, we are required to redeem the convertible security for $40.0 million in cash. The convertible security does not entitle the holder to any voting rights or other rights as a stockholder prior to conversion. The fair value of the convertible security was determined to be $45 million as of the issuance date.

(3)	Deferred acquisition costs represent part of the consideration related to games acquired in asset acquisition transactions.
(4)

Consists of non-cancellable commitments for real estate leases and lease of networking equipment colocation space. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for additional information.

(5)

Consists of payments related to finance leases of networking equipment. One of the leases is under month-to-month lease arrangement with renewal options. The amounts include payments attributable to optional renewal periods if it is reasonably certain that we will exercise such options. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for additional information.

(6)	Represents an obligation under a technology license agreement assumed as part of Machine Zone acquisition.
(7)	Licensor commitments include minimum guarantee royalty payments due to licensors for use of their mobile game products.
(8)	The contractual commitment obligations in the table above are associated with agreements that are enforceable and legally binding.

Several of the definitive agreements governing our acquisitions of our Owned Studios and arrangements with Partner Studios provide for payment contingent upon future performance metrics. The table above does not include any amounts related to these obligations. These contingent consideration arrangements include payouts based on a percentage of revenue or profitability metrics, payouts of fixed amounts based on the achievement of certain operating targets, and revenue share arrangements for specific apps, and some of these arrangements do not have a maximum limit of contingent consideration achievable. Because these contingent consideration arrangements are based on the success of relevant Apps and are not guaranteed, we do not expect our results of operations would be materially and adversely effected by the payment of amounts under any such arrangement. The table below presents a summary of the significant contingent consideration arrangements:

Relevant Transaction	Contingent Consideration Summary

Recoded asset acquisition (January 2019)

Future one-time earn-out payments, based on a service agreement, of either $60.0 million or $30.0 million per game depending on the nature of the new game App developed, subject to the achievement of a certain monthly revenue milestone in the initial thirty-six months following the launch of a new game App. The term of the service agreement is initially three years, after which time the agreement is terminable by either party upon thirty days’ written notice. We are also required to make future one-time earn-out payments, based on a development agreement during the term of six years, of $10.0 million to each of two additional new game Apps developed, subject to the achievement of the same monthly revenue milestone in the initial thirty-six months following the launch of such game Apps.

Samfinaco Games asset acquisition (August 2019)

Future earn-out payments for each of the four years from the date of the transaction based on the greater of (i) a predetermined percentage of revenue or (ii) a predetermined percentage of earnings before interest, taxes, depreciation and amortization generated by the acquired game Apps over each such year. We are also required to make future earn-out payments based on performance metrics of the newly developed game Apps which are similar to the performance metrics of the initially acquired mobile game Apps during the four years from the date of the transaction.

Zenlife asset acquisition (June 2020)

Future earn-out payments for each of the four years from the date of the transaction based on the excess, if any, of revenue generated by the initially acquired game App for such year above the sum of (i) an annual fixed baseline revenue and (ii) the aggregate earn-out payments made in prior years. We are also required to make future earn-out payments for newly developed game Apps determined under the similar approach as for the initially acquired mobile game Apps.

Other asset acquisition (March 2020)

Future earn-out payments based on a predetermined percentage of revenue net of certain direct costs generated by the initially acquired game App, or additional game Apps developed under a service and development agreement, over the term of the agreement, which is initially two years, but which may renew for an additional two-year term.

Other asset acquisition (April 2020)

Future earn-out payments for each of the four years from the date of the transaction are based on (i)(a) the revenue generated by the initially acquired game App and any additional game Apps developed under a service and development agreement over the term of four years in excess of (b) a baseline revenue threshold, multiplied by (ii) tiered revenue multiples, up to a cumulative amount of $45.0 million.

Athena acquisition (November 2020)

Future earn-out payments for each of the four years from the date of the transaction based on (i)(a) the revenue generated by the initially acquired game Apps in each such year in excess of (b) a certain revenue threshold, multiplied by (ii) a predetermined revenue multiple.

For acquisitions of Owned Studios that are accounted for as business combinations, contingent consideration is initially recognized at fair value. For our other transactions, we generally recognize contingent consideration only on the date when the related performance metrics are achieved. See Notes 2, 6, and 19 to our consolidated financial statements included elsewhere in this prospectus for additional information.

As of December 31, 2020, we had recorded liabilities of $15.1 million related to uncertain tax positions. Due to uncertainties in the timing of potential tax audits, the timing of the resolution of these positions is uncertain and we are unable to make a reasonable estimate of the timing of payments in individual years particularly beyond 12 months. As a result, this amount is not included in the table above.

In April 2020, we entered into a share purchase agreement with Redemption Games, Inc. (Redemption Games). We purchased a majority of the outstanding common stock of Redemption Games and entered into agreements with the equityholders of Redemption Games that, among other things, provide for call/put rights whereby such holders can elect to require us to purchase all or a portion of their vested securities on a specified date in February of each year from 2022 to 2025 and we can require such holders to sell to us all of their remaining securities on or after February 19, 2025, each for a purchase price per share of the then current fair market value per share of common stock of Redemption Games. Based on the fair market value of the common stock of Redemption Games at December 31, 2020, the purchase price for an exercise in full of such call options would have been $6.7 million.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates.

As of December 31, 2020, we had unrestricted cash and cash equivalents of $317.2 million. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our cash equivalents.

As of December 31, 2020, we had a term loan balance of $1.64 billion. A hypothetical 50 basis point change in interest rates as of December 31, 2020 would have resulted in a change in net income of $8.0 million in 2020.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity and are critical to understanding and evaluating our consolidated financial condition and results of our operations. An accounting policy is considered to be critical if it requires judgment on a significant accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the reported amounts of assets, liabilities, revenue and expenses, and related disclosures in our audited consolidated financial statements. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Revenue from Contracts with Customers

We generate revenue from two types of customers—Business and Consumer. Business Revenue includes fees paid by mobile app advertisers that use our Software, and revenue generated from the sale of digital advertising inventory of our Apps. Consumer Revenue consists of IAPs made by users within our Apps.

Business Revenue

Our Software provides the technology to match advertisers and third-party owners of digital advertising inventory via auctions at large scale and microsecond-level speeds. The pricing and terms for all mobile advertising arrangements are governed by our terms and conditions and generally stipulate payment terms of 30 days subsequent to the end of the month. The contract is fully cancellable at any time.

For Business Revenue generated through the placement of advertisements on mobile game apps owned by publishers, our performance obligation is to provide an advertiser with access to our Software which facilitates the advertiser’s purchase of advertising inventory from publishers. We do not control the advertising inventory prior to its transfer to the advertiser, our customer, because we do not have the substantive ability to direct the use of, nor obtain substantially all of the remaining benefits from, the advertising inventory. We are not primarily responsible for fulfillment and do not have any inventory risk. We are an agent as it relates to the sale of third-party advertising inventory and present revenue on a net basis. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit with the advertiser less consideration paid or payable to publishers.

Advertisers also purchase the advertising inventory of our Apps either through our Software or through third-party advertising networks. Revenue from the sale of advertising inventory through third-party advertising networks is recognized net of the amounts retained by third-party advertising networks as we are unable to determine the gross amount paid by the advertisers to the third-party advertising networks.

We recognize mobile advertising revenue when the agreed upon action is completed or when the ad is displayed to users, depending on the agreed upon pricing mechanism with an advertiser or third-party advertising network. The number of advertisements delivered and completions of agreed upon actions is determined at the end of each month, which resolves any uncertainty in the transaction price during the reporting period.

Consumer Revenue

IAPs include fees collected from users for the purchase of virtual goods to enhance their gameplay experience. The identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items over the estimated period of time the virtual items are available to the user or until the virtual item is consumed. We categorize our virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action in gameplay; accordingly, we recognize revenue from the sale of consumable virtual goods as the goods are consumed and our performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the user over an extended period of time; accordingly, we recognize revenue from the sale of durable virtual goods ratably over the period of time the goods are available to the user and our performance obligation is satisfied, which is generally the estimated average user life (EAUL). Payment is required at the time of purchase and the purchase price is a fixed amount. Users make IAPs through our distribution partners. The transaction price is equal to the gross amount charged to users because we are the principal in the transaction. IAPs fees are non-refundable. Such payments are initially recorded to deferred revenue.

The EAUL represents our best estimate of the expected life of paying users for the applicable game. The EAUL begins when a user makes a first purchase of durable virtual goods and ends when a user is determined to be inactive. We determine the EAUL on a game-by-game basis. For a newly launched game that has limited playing data, we determine our EAUL based on the EAUL of a game that has sufficiently similar characteristics. We determine the EAUL on a quarterly basis and apply such calculated EAUL to all bookings in the respective quarter. Determining the EAUL is subjective and requires management’s judgment. Future playing patterns may differ from historical playing patterns, and therefore the EAUL may change in the future. The EAULs are generally between six and nine months.

We present taxes collected from customers and remitted to governmental authorities on a net basis.

Asset Acquisitions and Business Combinations

We perform an initial test to determine whether substantially all of the fair value of the gross assets transferred are concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would not represent a business. If that test suggests that the set of assets and activities is a business, we then perform a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, we account for the transaction as a business combination.

For transactions accounted for as business combinations, we allocate the fair value of acquisition consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Acquisition consideration includes the fair value of any promised contingent consideration. The excess of the fair value of acquisition consideration over the fair values of acquired identifiable assets and liabilities is recorded as goodwill. Contingent consideration is remeasured to its fair value each reporting period with changes in the fair value of contingent consideration recorded in general and administrative expenses. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when we receive final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs are expensed as incurred.

For transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. We generally include contingent consideration in the cost of the assets acquired only when the uncertainty is resolved. We recognize contingent consideration adjustments to the cost of the acquired assets prospectively using the straight-line method over the remaining useful life of the assets. No goodwill is recognized in asset acquisitions.

Services and Development Agreements

We enter into strategic agreements with Partner Studios. We have historically allowed these Partner Studios to continue their operations with a significant degree of autonomy. In some cases, we bought Apps from Partner Studios and entered into service and development agreements whereby Partner Studios provide support in improving existing Apps and developing new Apps. The substantial majority of payments associated with service agreements for existing Apps are expensed to research and development when the services are rendered as the payments primarily relate to developing enhancements for the Apps. Payments for new Apps associated with development agreements are generally made in connection with the development of a particular App, and therefore, we are subject to development risk prior to the release of the App. Accordingly, payments that are due prior to completion of an App are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of an App are generally capitalized and expensed as cost of revenue. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Software Development Costs

We incur development costs related to internal-use software and the development of Apps. We review software development costs on a quarterly basis to determine if the costs qualify for capitalization. As a result of an agile and iterative development process, the preliminary project stage remains ongoing until just prior to launch, at which time final feature selection occurs. As such, software development costs do not meet the criteria for capitalization and are expensed as incurred to research and development expenses. We did not capitalize any software development costs during the years ended December 31, 2018, 2019, and 2020.

Goodwill

Goodwill is allocated to reporting units and tested for impairment on an annual basis during the fourth quarter or more frequently if we believe indicators of impairment exist. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. When conducting quantitative annual goodwill impairment assessments, we compare the fair value of its reporting units to their carrying value. If the carrying value of a reporting unit exceeds its fair value, then we record a goodwill impairment. Commencing January 1, 2019, the lesser of (i) the entire amount by which the carrying value of a reporting unit exceeds its fair value or (ii) the carrying value of goodwill allocated to such reporting unit is recorded as an impairment to goodwill. As of December 31, 2018, 2019, and 2020, no impairment of goodwill has been identified.

Intangible Assets

This consists of identifiable intangible assets, primarily Apps, user base, developed technology and intellectual property licenses resulting from acquisitions. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, generally 2 to 7 years. Our estimates of useful lives of intangible assets are based on cash flow forecasts which incorporate various assumptions, including forecasted user acquisition costs, user attrition rates and level of user engagement.

Intangible assets also include costs of intellectual property that we license from third parties for use of their content in our game. The licensing agreements include license payments, which are due over the terms of the agreements. We recognize these license payments as a license asset and a license obligation at the fair value on the contract date, based on a discounted cash flow model. The amortization of the licensed asset commences when the game with licensed content is launched and when licensed agreement is executed; and is recorded in cost of revenue on a straight-line method over the remaining license terms or estimated useful life of the game with licensed content, whichever is shorter. The classification of the license obligations between current and long-term is based on the expected timing of the payments to the licensor.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. If such circumstances are present, we assess the recoverability of the long-lived assets by comparing the carrying value to the undiscounted future cash flows associated with the related assets. If the future net undiscounted cash flows are less than the carrying value of the assets, the assets are considered impaired and an expense equal to the amount required to reduce the carrying value of the assets to the estimated fair value is recorded as an impairment of intangible assets in the consolidated statements of operations. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if future operating results do not meet current forecasts, we may be required to record future impairment charges for acquired intangible assets. Additional factors which significantly affect future cash flows related to long-lived assets include, but are not limited to, forecasted user acquisition costs, user attrition rates, and level of user engagement. Significant changes in these factors may require us to reassess recoverability of long-lived assets and record impairment. Impairment charges could materially decrease future net income and result in lower asset values on our consolidated balance sheet. There were no material impairment charges recorded for the years ended December 31, 2018, 2019, and 2020.

Stock-Based Compensation

We estimate the fair value of employee stock-based compensation awards on the grant date using the Black-Scholes option pricing model and recognize the grant date fair value as compensation expense on a straight-line basis over the requisite service period. The Black-Scholes option pricing model requires use of various assumptions, including expected option life and expected stock price volatility. We determine the expected option life as the average of the options’ contractual term and the options’ vesting period. We estimate the options’ volatility using volatilities of public companies in a comparable industry, stage of life cycle, and size. We use the straight-line method for recording stock-based compensation expense and recognize forfeitures as they occur.

After the adoption of the Accounting Standards Update 2018-07—Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, we account for non-employee stock-based compensation awards similar to employee stock-based compensation awards. Prior to 2019, options and other equity awards granted to non-employees were subject to periodic remeasurement over the period during which services were rendered based on the remaining contractual term.

The following tables summarize the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

The weighted average assumptions used to estimate the fair value of employee and non-employee stock options granted are as follows:

	Year Ended December 31,
	2018	2019	2020
Weighted-average expected term	6.50	6.05	5.94
Expected volatility	62%	43%	39%
Risk-free interest rate	2.59%	1.91%	0.56%
Dividend yield	0%	0%	0%

Given the absence of a public trading market for our Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our Class A common stock, including:

•	independent third-party valuations of our Class A common stock;

•	the price of sales of our Class A common stock and preferred stock in recent secondary sales by existing stockholders to investors;

•	our capital resources and financial condition;

•	the preferences held by our preferred stock classes relative to those of our Class A common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	the price paid by us to repurchase outstanding shares;

•	the relative lack of marketability of our Class A common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

Prior to this offering, in valuing our Class A common stock, our board of directors determined the fair value of our Class A common stock using both the income and market approach valuation methods, in addition to giving consideration to recent secondary sales of our Class A common stock. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital, and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to our company’s financial forecasts to estimate the value of the subject company.

Following this offering, it will not be necessary to determine the fair value of our Class A common stock, as the shares will be traded in the public market.

Based upon the initial public offering price of $80.00 per share, the aggregate intrinsic value of our stock options outstanding as of December 31, 2020 was $2.14 billion, with $589.6 million related to vested stock options.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which determinations are made (i) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in our consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

LETTER FROM ADAM FOROUGHI, CO-FOUNDER, CEO, AND CHAIRPERSON

From the beginning, we built AppLovin differently.

When we founded AppLovin in 2011, we thought our vision for solving the mobile app discovery problem was exactly the kind of big idea that every venture capitalist would love. Maybe it just wasn’t the right timing, but not a single VC chose to invest with us after countless meetings. At AppLovin, we love a challenge, and rather than being discouraged, we were motivated. We knew that mobile apps were changing the world, and that the importance of the app ecosystem would only increase. We believed that if we could help developers get their apps discovered by the right end users, we would build a meaningful business that would simultaneously better the lives of consumers around the world.

Without venture capital, we committed to profitable growth from Day 1. We remained intensely focused on the things that mattered most—our people, our products, and our technology. Every dollar and every resource were allocated with care. Looking back, we have had positive cash flows from operating activities each year since 2013 and we still treat every dollar like it is our own.

Our lean, entrepreneurial approach means that we can make fast decisions, be flexible and creative, and deliver more value for our customers. We keep our technology at the core of everything we do and are always thinking about what comes next. While we have grown significantly over the years, we have maintained this hungry, smart, and focused culture—a culture that is embedded in our DNA. This approach has fueled our success to date and will continue to carry us into the future.

We thank you for considering an investment in AppLovin, and we are excited to share our story with you.

Our Mission

Our mission is to grow the mobile app ecosystem.

When we started in 2011, mobile was in its early days, but it was clear the smartphone had unlocked a new world of possibility. Apps—with their endless use cases and potential – were the future, and we wanted to be in the middle of it.

So, we set out to build our own apps. The first one was an app discovery product for the consumer. We were so excited to share our work with the world, but soon realized there were no great alternatives to do this cost effectively. We realized that getting our app to the user was actually the hard part, and that this was a big problem. With that one foundational insight, we rebuilt our business around the developer—creating products that made the developers’ lives easier, and enabling them to reach users in every corner of the globe. AppDiscovery was born.

The success of AppDiscovery and the products that came after it, stems from our belief that when our partners succeed, we succeed. At AppLovin, we wake up every day to build the best tools and products in the market, and to provide our business clients with measurable gains that fuel growth in their enterprises.

In 2018, we created AppLovin Apps to further extend our reach in the mobile app ecosystem. Today, AppLovin Apps has grown into a portfolio of over 200 leading mobile apps that entertain tens of millions of happy consumers every day. When we build our tools, we build for our business clients and for our AppLovin Apps. Our experience as an app developer allows us to better understand and better serve, the needs of our business clients—which, in turn, creates more growth in their business, and in ours.

Our People and Our Culture

Every day, I am humbled by the talent and dedication of our team, and the passion they bring to our business. To the AppLovin team, thank you.

We believe that great people and great culture is the bedrock for our success. Today, we still maintain the same nimble approach that kickstarted our business when AppLovin was bootstrapped with a few developers in a small Palo Alto office:

We seek excellence. We want to be the best. We keep the bar high and we hold each other accountable. We aim to work harder and smarter than the rest.

We are entrepreneurial. We haven’t forgotten our roots. We hire exceptional people and we let them build. We are always looking for new ways to do things, always investing, always improving.

We are inclusive and excel through our culture of diversity. We believe in giving each person the opportunity to advance themselves based on the merits of their work. We are a company where every person has the opportunity to grow, learn, and contribute. Diverse cultures bring diverse viewpoints, which fosters innovation. Often, our best leaders don’t have traditional backgrounds and challenge the most conventional of wisdom.

We are fast and deliver. Our business is about performance. We feel immense responsibility to our customers, our users, and our fellow AppLovin teammates to deliver on our mission each and every day.

We do it all with integrity. We are open and honest, even if it is not the easy thing to do. We build for the long-term, and we strive to do it the right way. We know that our reputation takes a lifetime to build and a moment to lose.

Our Future

Writing this letter, I am even more optimistic than I was when I first took that trip down Sand Hill Road in 2011. The mobile app economy is bigger than we had ever imagined, and our platform is stronger.

From the beginning, we built AppLovin differently, and we promise to continue building differently. We always put innovation first and strive to deliver market leading solutions to the mobile app ecosystem.

With all the progress that we have made so far, we feel that AppLovin’s journey is just beginning. We hope you join us.

BUSINESS

Our mission is to grow the mobile app ecosystem by enabling the success of mobile app developers.

Our software solutions provide advanced tools for mobile app developers to grow their businesses by automating and optimizing the marketing and monetization of their apps. Since inception, our platform has driven over six billion mobile app installs for mobile app developers. Our software, coupled with our deep industry knowledge and expertise, has allowed us to rapidly scale a successful and diversified portfolio of owned mobile apps. We have also accelerated our market penetration through an active acquisition and partnership strategy. Our scaled and integrated business model sits at the nexus of the mobile app ecosystem, which creates a durable competitive advantage that has fueled our clients’ success and our strong growth.

Over the past two decades, mobile apps have become integral to our lives. Mobile apps offer a wide array of applications, such as allowing users to seamlessly share ideas, make purchases, monitor health, and access entertainment. Based on data from IDC, we estimate our total market opportunity to be $189 billion in 2020, growing to $283 billion in 2024, or a 10.6% CAGR. Growth of the mobile app ecosystem benefits mobile app users, but makes it harder for mobile app developers, and particularly indie developers, to scale and succeed in a crowded market. Most developers lack access to the marketing, monetization, and data analytics tools required to stand out among the more than 4.8 million mobile apps available on the Apple App Store and Google Play Store, according to Statista, or attract sufficient numbers of mobile app users to create and sustain a successful long-term business. Underscoring how difficult it is to create a successful mobile app, SensorTower estimates that 80% of all mobile app downloads were generated by 1% of the total developers across Apple App Store and Google Play Store in the third quarter of 2019.

The marketing and monetization challenges faced by mobile app developers are particularly acute for developers of mobile games, which is one of the largest and fastest-growing segments within the mobile app ecosystem. According to IDC, there are more than 2 billion mobile gamers worldwide—and, according to Statista, there are more than 1.3 million mobile gaming apps on the Apple App Store and Google Play Store. Mobile gaming accounts for 39% of worldwide app downloads and for 72% of all app store consumer spend by value, according to Sensor Tower.

AppLovin is critical to the success of mobile app developers, in particular mobile game developers, solving key marketing and monetization challenges. Through our technologies and scaled distribution, developers are able to manage, optimize, and analyze their marketing investments, and improve the monetization of their apps. The key elements of our solutions are delivered through the AppLovin Platform, which is comprised of AppLovin Core Technologies and AppLovin Software:

•

AppLovin Core Technologies: Our foundational technology infrastructure which powers our Software and, in turn, our Apps. Our Core Technologies consist of our AXON machine-learning recommendation engine, our App Graph, and our elastic cloud infrastructure. Our Core Technologies are robust, having processed over 3 petabytes of data per day on average, as many as 3 trillion predictions per day, and up to 6.5 trillion events per day in January 2021, while remaining flexible enough to rapidly adjust to our clients’ evolving needs. Our App Graph stores and manages anonymized data from hundreds of millions of mobile devices we reach every day, which our AXON engine then leverages to better predict and match users to relevant advertising content.

•	AppLovin Software: A comprehensive suite of tools for developers to get their mobile apps discovered and downloaded by the right users, optimize return on marketing spend, and maximize monetization of engagement. Our Software reaches an audience of over 410 million users every day.[8] Our Software is comprised of three solutions:

•

AppDiscovery, our marketing software solution, is the cornerstone of our Software, augmented by our rapidly growing MAX monetization solution and Compass analytics tools. AppDiscovery is powered by AXON and provides the technology to match advertiser demand with publisher supply through auctions at vast scale and microsecond-level speeds, peaking at 3.5 million requests processed per second in January 2021.

•

MAX utilizes an advanced in-app bidding technology that optimizes the value of a developer’s advertising inventory by running a real-time competitive auction, driving more competition and higher returns for publishers.

•	Compass is the analytics tool within MAX which gives developers the testing capabilities, insights, and intelligence needed to stay competitive and manage profitability.

In 2018, given an opportunity to scale our own apps using our Software, insights, and expertise in the mobile app ecosystem, we launched our first-party content strategy, AppLovin Apps. Today, our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games across five genres, run by twelve studios including Owned Studios and Partner Studios. Our Apps provide data and insights as users play games, thus improving our App Graph and AXON recommendation engine. Since 2018, 31 of our games have ranked in the Top 10 Free Games overall, according to Sensor Tower. Our studios generally focus on low-risk development of easy to learn and play games, which appeal to a broad range of demographics, but also develop several games for other genres. This approach mitigates risk that traditional games face and replaces it with a more predictable and repeatable economic model.

The combination of our Platform and Apps forms a strategic flywheel that drives growth across our business and furthers our competitive advantages. As more developers use our Platform’s Software to market and monetize their mobile apps, we gain access to more users and more user engagement further strengthening our scaled distribution. As our distribution grows, we gain better insights for our App Graph and AXON recommendation engine, which then further enhances our Software. This continuously improving flywheel helps developers that use our Software to create and sustain successful businesses, growing both our own business and the mobile app ecosystem.

We accelerate our capabilities and enhance our strategic position in the mobile app ecosystem by actively pursuing acquisitions and partnerships for new technologies and apps. Insights that we derive from our strategic position and flywheel allow us to proactively identify attractive acquisition and partnership opportunities across the mobile app ecosystem. Since the beginning of 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships with app studios, games, and technologies. In the case of new apps, we are able to deploy our Software and expertise to accelerate revenue growth, enabling us to generate strong returns on investment. We estimate that a year after joining our portfolio, Apps we acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average.9 Strategic acquisitions and partnerships will continue to be a part of our growth strategy going forward.

[8]

For the three months ended December 31, 2020. We calculate this audience as the average number of unique device identities that open a mobile app (whether that mobile app our own or a third party’s) which has our software development kit (SDK) on each day in a period. We measure this figure through our SDK. An individual who uses an app in more than one country on a particular day will be counted as more than one unique device identity; however, if an individual uses more than one app in the same day, such individual is only counted once. This figure does not include any users who have opted out of allowing apps to track on their mobile phone.

[9]	Based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against our revenue from such Apps in the same period in the subsequent year.

Our focus on building market-leading technology, coupled with our unique approach to developing and growing our Apps portfolio, has produced a business model characterized by rapid growth and strong cash flow generation. Our revenue has grown at a 76% CAGR from 2016 to 2020. For 2020, our revenue grew 46% year-over-year from 2019, from $994.1 million in 2019 to $1.45 billion in 2020. For 2019, our revenue grew 106% year-over-year from 2018, from $483.4 million in 2018 to $994.1 million in 2019. We generated a net loss of $260.0 million in 2018, net income of $119.0 million in 2019, and a net loss of $125.9 million in 2020. We generated Adjusted EBITDA of $255.6 million, $301.2 million, and $345.5 million in 2018, 2019, and 2020, respectively. Additionally, we have generated strong cash flows, with net cash provided by operating activities of $139.0 million, $198.5 million, and $222.9 million in 2018, 2019, and 2020, respectively. This has allowed us to reinvest in our expansion and growth. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Adjusted EBITDA” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

Industry Background

Key Trends within the Mobile App Ecosystem

The mobile app ecosystem is growing rapidly and is increasingly defining how we interact with the world. Increasing global penetration of smartphones, the cloud, and faster data has fueled a rapid expansion in the mobile app ecosystem. In 2019, for the first time Americans consumed more content on mobile devices than on TV according to eMarketer, providing a significant growth opportunity for the mobile app ecosystem. Mobile apps offer an amazing array of applications, such as allowing users to seamlessly share ideas, make purchases, monitor their health, and access entertainment. Based on data from IDC, we estimate that our market opportunity within the mobile app ecosystem will grow from $189 billion in 2020 to $283 billion in 2024, or a 10.6% CAGR. In 2019, over 204 billion applications were downloaded globally, and the average consumer spent 3.7 hours per day on mobile, according to App Annie.

The proliferation of accessible and affordable advanced development tools has led to lower cost and shorter development times for new apps. A broad selection of high quality, easy to use, commoditized development kits has decreased the time, capital, and expertise required to make an app. App stores have removed distribution barriers by seamlessly delivering apps to billions of users. Through live operations efforts, developers regularly update and tailor their in-market apps to optimize engagement, usage, and monetization.

Mobile gaming has become one of the largest and fastest-growing sectors within the mobile app ecosystem. Mobile gaming accounts for 39% of worldwide app downloads and for 72% of all app store consumer spend by value, according to Sensor Tower. Improvements in processors, displays, battery life, and connectivity have attracted users to mobile devices from other platforms and fueled the acceleration of growth across mobile gaming. With the creation of new gaming genres that have a wide appeal, the profile of gamers has broadly expanded.

Key Challenges for Developers

Today’s app developer journey has three key steps – make, market, and monetize. The ‘make’ step has never been easier, but developers still face key challenges in marketing and monetizing their apps.

The abundance of apps today creates a discovery and marketing challenge for mobile app developers. The ease of making apps has created a highly fragmented market with over 2.87 million apps available through the Google Play Store and 1.96 million apps available through the Apple App Store, according to Statista. Of these, there are more than 1.3 million mobile games for users to choose from, according to Statista. As the number of apps has grown, so have the number of mobile app users, creating an incredibly complex matching dilemma. To further amplify the problem, even after a user downloads an app, for the average consumer in the United States, that app is now just one of the nearly 100 apps on the average smartphone according to App Annie, meaning developers must compete for user engagement and screen time. As a result, developers must overcome both a crowded marketplace and home screen to successfully market and monetize their apps, and this is especially difficult for indie developers. Today, only approximately 4,000 mobile apps generate more than $1 million annually, according to IDC.

Many developers lack access to marketing and monetization tools required to build a successful business in the mobile app ecosystem. Most mobile apps are free to install and many rely on in-game advertising and IAPs for monetization. To be successful, a developer’s app must not just be discovered but also generate user engagement to effectively sell ad inventory or create compelling content for IAPs. To generate advertising revenue, developers must navigate a complicated partner ecosystem with revenue leakage at each step. Effective marketing spend that matches a targeted ad, priced accurately and for the right user, leads to better results. These small efficiency gains differentiate apps in the highly fragmented and inefficient broader mobile app ecosystem.

Our Market Opportunity

Based on data from IDC, we estimate our total market opportunity in the mobile app ecosystem to be $189 billion. We calculated this estimate by aggregating worldwide total in-app advertising revenue of $101 billion (including both gaming and non-gaming in-app display, video, and other advertising, but excluding in-app search advertising) and worldwide direct game spending of $88 billion for 2020.

Today, many of our customers come from the mobile gaming market. We initially focused on this market because we saw a sophisticated yet fragmented market, which would appreciate the need for highly effective marketing spending that leads to improved customer retention, customer lifetime value, and return on investment. Based on data from IDC, we estimate the mobile gaming market opportunity for developers/publishers to be $110 billion in 2020, comprised of both direct game spending of $88 billion and mobile gaming advertising payouts to developers/publishers of $22 billion.

Our Software can also serve the rapidly growing, broader mobile app market. Our Software is already used by several non-gaming apps and we will continue to expand our value proposition for these apps going forward. As such, we believe we have an attractive opportunity to capture market share in the broader mobile advertising market.

How We Grow the Mobile App Ecosystem

We have built and invested in our Platform, which expands the mobile app ecosystem by solving key developer growth challenges. We deliver value to mobile app developers by helping scale their businesses and maximize their revenue through our marketing and monetization technologies and expertise. Our uniquely integrated Platform —comprised of our Core Technologies and Software—combines marketing, monetization, and analytics into a single unified technology stack.

AppLovin’s Integrated Approach

Applovin software Platform marketing appdiscovery monetization max analytics compass applovin core technologies axon machine learning app graph flexible, robust, cloud infrastructure apps Applovin apps client apps

AppLovin Core Technologies

Our Core Technologies are our foundational technology infrastructure, which powers our Software and, in turn, our Apps. Our Core Technologies consist of our AXON machine-learning recommendation engine, our App Graph data management layer, and our elastic cloud infrastructure. Our Core Technologies catalogue and consolidate billions of interactions globally every day into our proprietary App Graph. AXON receives information from our App Graph and uses its machine-learning algorithms to match each user to relevant advertising content, driving better engagement and monetization.

Our flexible, robust cloud infrastructure is the backbone of our Core Technologies. This proprietary system allows us to operate at massive scale and process significant data while maintaining a high degree of flexibility, so that we may keep pace with the ever-evolving needs of our customers. Our Core Technologies operate at high scale and speed, having processed over 3 petabytes of data per day on average, as many as 3 trillion predictions per day, and up to 6.5 trillion events per day in January 2021. Our globally distributed data infrastructure ensures we are able to connect with devices worldwide and process aggregate user activity across our Software.

AppLovin Software

Our Software provides a comprehensive suite of tools for developers, primarily indie developers, to grow their businesses by automating and optimizing the marketing and monetization of their apps. This suite is made up of three key solutions:

•

AppDiscovery is our marketing software solution, which matches advertiser demand with publisher supply through auctions at vast scale and microsecond-level speeds, peaking at 3.5 million requests processed per second in January 2021. AppDiscovery is powered by our AXON machine-learning recommendation engine with predictive algorithms that enable developers to match their apps to users that are more likely to download them.

•

MAX is our in-app bidding software that optimizes the value of an app’s advertising inventory by running a real-time competitive auction, driving more competition and higher returns for publishers. Many developers that integrate MAX have experienced a measurable increase in their average revenue per daily active user over traditional monetization tools and save countless hours because they are able to automate manual monetization work through its advanced feature set.

•	Compass is our analytics software solution which is integrated into MAX, gives developers insights from deep analytics, allowing developers to optimize ad-based monetization, improve user engagement, and manage their return on investment. Compass delivers advanced analytics such as advanced reporting and profitability analysis to developers in an easy-to-use, integrated solution.

When deployed together, our Software helps developers better reach and monetize a more precisely targeted and valuable user base.

Our Software is delivered through an integrated and seamless user interface, allowing developers to accelerate their revenue opportunities, reduce the time they spend on marketing and monetization, and focus on what they do best—developing apps.

AppLovin Apps

Our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games run by twelve studios with a deep bench of talented developers. These Apps are accessed by nearly 32 million users every day.10 In addition, 31 of our games have reached the Top Ten Free Games, according to Sensor Tower. Our diversified portfolio covers five gaming genres, the most frequent of which is casual games, and appeals to a broad global audience across different ages, genders, and locations.

Our Owned Studios and Partner Studios utilize our Software to market and monetize our Apps. When using our Software, our Apps have an economic advantage, which benefits our business as a whole. The strategy of our studios is to allow developers to focus on creating great Apps, while leveraging our Software and expertise to unlock the potential of those Apps.

For example, PeopleFun was acquired in March 2018 and after a year, we estimate PeopleFun had increased its quarterly revenue by over five times and monthly installs on AppDiscovery by nearly seven times.11

Similarly, in November 2019, we acquired Clipwire Games, which was not a business client. After its first year using our Software, we estimate Clipwire Games increased its quarterly revenue by four times and monthly installs on AppDiscovery from zero to 254,000.12

[10]

For the three months ended December 31, 2020. We calculate this figure as the average number of unique device identities that opens one of our Apps on each day in a period. We use third-party attribution partners to measure this figure. An individual who opens more than one App on a particular day will be counted as more than one user for this purpose.

[11]

The quarterly revenue measurement is based on a comparison of the unaudited revenue of PeopleFun for January through March 2018 compared to our unaudited revenue generated by PeopleFun for the same period in 2019. The monthly installs measurement is based on internal data from AppDiscovery for the same periods.

[12]

The quarterly revenue measurement is based on a comparison of the unaudited revenue of Clipwire Games for August through October 2019 compared to our unaudited revenue generated by Clipwire Games for the same period in 2020. The monthly installs measurement is based on internal data from AppDiscovery for the same periods.

peoplefun

Acquired in Q1 2018

100
INK
THINK
HINT
TIN
N
I K
H T

Installs on AppDiscovery

PRE-ACQUISITION VS.
+12 MONTHS INSTALLS

1.4M
+12 months installs
214k
monthly installs

Total Quarterly Revenue

PRE-ACQUISITION VS.
+12 MONTHS POST

5.4x
1x

APPLOVIN

Acquired in Q1 2018 Texas-based PeopleFun was acquired in early 2018. The team previously founded Ensemble Studios, the developer behind Age of Empires. 1.4M st s 12 th i t ll A Dis v y 214k PRE-ACQUISITION VS. th +12 MONTHS INSTALLS i t ll T t l 5.4x Q rt ly R v 1x PRE-ACQUISITION VS. +12 MONTHS POST The quarterly revenue measurement is based on a comparison of the unaudited revenue of PeopleFun for January through March 2018 compared to our unaudited revenue generated by PeopleFun for the same period in 2019. The monthly installs measurement is based on internal data from AppDiscovery for the same periods.

Clipwire GAMES

Acquired in Q4 2019

282
Bingos Left
755 Players
2,826 Cards
B I N G O

Installs on AppDiscovery

PRE-ACQUISITION VS. +12 MONTHS INSTALLS

0 installs

254k +12 months installs

Total Quarterly Revenue

PRE-ACQUISITION VS. +12 MONTHS POST

1x

4x

APPLOVIN

Acquired in Q4 2019 Acquired Toronto, Canada-based studio in late 2019 after identifying Bingo Story as a potential category leader. 254k t +12 months A Di i t ll PRE-ACQUISITION VS. 0 +12 MONTHS INSTALLS i t ll T t l 4x Q rt ly R 1x PRE-ACQUISITION VS. +12 MONTHS POST The quarterly revenue measurement is based on a comparison of the unaudited revenue of Clipwire Games for August through October 2019 compared to our unaudited revenue generated by Clipwire Games for the same period in 2020. The monthly installs measurement is based on internal data from AppDiscovery for the same periods.

Our Strategic Flywheel

The mutually reinforcing combination of our Software’s scaled distribution, our App’s first-party content, and our Core Technologies’ recommendation engine creates a powerful flywheel effect that enhances each component and importantly improves our overall strategic position and capabilities. As our Software improves and is able to deliver more effective ads to more relevant users, more developers use and integrate their apps with our Software, growing our scaled distribution. This grows the number of users on and level of engagement with our Apps and third-party apps. With a larger number of users engaged with our Software and our Apps, our App Graph gains more insights and data. The enhanced App Graph feeds our AXON machine-learning recommendation engine, improving its insights and matching capabilities. As the insights generated by AXON improve, the effectiveness of our Software is enhanced in real-time. Better Software leads to more developer demand, restarting the virtuous cycle of our strategic flywheel.

Our Software benefits from more apps and users from both our Apps and those of third-party developers. Through more volume and better underlying software, our Software can better match and price the supply of advertising inventory and demand from advertisers, helping users discover the apps they love and delivering better returns for developers. Apps—whether third party or our own—benefit from the improved marketing and monetization capabilities of our Software, driving growth in users and revenue. With greater scale and resources, developers can reinvest to create new apps, improve existing apps, and further invest in user acquisition, thereby growing the overall mobile app ecosystem.

We derive highly strategic insights from our flywheel. As the largest user of our Software, our Apps benefit from the expertise and cost savings of our Software, leading to greater returns on user acquisition spend. This allows our Apps to make significant investments in user acquisition, giving us further insights into the effectiveness of our tools and monetization strategies across the ecosystem.

MORE USERS SERVED RELEVANT ADS Scaled Distribution First Party Content AppDiscovery MARKETING MAX MONETIZTION APPLOVIN AppLovin Apps CONTINUOUSLY IMPROVING SOFTWARE INCREASED INSIGHTS AND MORE DATA AXON App Graph Infrasturcture Recommendation Engine

Higher monetization and more users more users served relevant ads more likely to download more users download relevant apps more usage and data better insights and more engagement appdiscovery marketing max monetization applovin apps & client apps infrastructure app graph axon

Our Strategic Acquisitions and Partnerships

We accelerate our technical capabilities, strategic positioning, and growth through strategic acquisitions and partnerships. We have developed a proven and repeatable process for acquiring highly sophisticated technology that enhances our Platform and for selecting and scaling our Apps global portfolio. Our business sits at the nexus of the mobile app ecosystem, which gives us deep insights into potential acquisitions and partnerships. Additionally, as a first-hand participant in the mobile app ecosystem, we have developed a strong relationship with other participants, allowing us to more easily identify and enter into partnerships or acquire companies and technologies. Our acquisitions and partnerships include investments in software, such as our acquisitions of MAX and SafeDK, and game studios, such as our acquisition of PeopleFun and partnership with Belka Games.

Our unique and active role in the ecosystem allows us to make informed, data-driven decisions regarding which tools best address developer pain points. As part of AppLovin, our strategic acquisitions and partnerships benefit from our software and expertise, typically achieving step-function improvements in performance. Once we have acquired or partnered with a studio, we allow the studio to maintain its creative autonomy and help the studio to manage its business needs by leveraging all of the tools and capabilities of our Platform. Given our strategic insights and long-standing relationships with many game studios, we are able to identify highly attractive acquisitions and partnerships. Since the beginning of 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships. We estimate that a year after joining our portfolio, Apps we acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average.13

Benefits to Mobile App Developers

Our Platform enables mobile app developers to:

•

Reach and attract users at scale. Our Software reaches over 410 million users per day, enabling developers to target and find the right users for their apps worldwide. Developers are able to set their user acquisition and revenue goals to target the most relevant, highest value users.

•

Maximize monetization of engagement. Developers use our Software to generate incremental revenue by maximizing the monetization of their mobile app ad inventory. Our tools operate at nearly instantaneous speeds and at vast scale to enhance monetization for developers while preserving the end user experience.

•

Leverage proprietary data and insights. Developers benefit from accessing comprehensive real-time insights through our customized user dashboards, helping them optimize campaigns, improve user engagement, and manage their return on investment.

•

Automate time consuming and manual processes. Our Software automates marketing and monetization, allowing developers to focus on improving their apps rather than managing complex go-to-market processes manually.

•

Seamlessly adapt to industry innovation. Our cloud-based Core Technologies and Software are continuously updated as the mobile app ecosystem evolves. Developers on our Software benefit from this ongoing advancement and optimization, and are able to rapidly adapt to industry changes in marketing and monetization without losing focus on mobile app creation.

[13]	Based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against our revenue from such Apps in the same period in the subsequent year.

Our Strengths

•

Unique and improving position. Our competitive advantages, overall growth, and strong financial profile are a direct result of our integrated portfolio and strategic flywheel. We leverage insights across our flywheel to optimize our strategic position and business, in particular with regard to the allocation of development resources and investments.

•

Proven and optimized mobile app discovery and monetization technologies. For almost a decade, we have been improving our Platform. Powered by our AXON machine-learning recommendation engine and our App Graph, we leverage deep insights and technical expertise to create powerful software platforms and a significant competitive advantage. It is built using a scalable, globally distributed framework with an elastic architecture that allows us to rapidly build new technologies and adapt to changing industry demands. We automate marketing and monetization, freeing developers to focus on what they do best—app development.

•

An advantaged approach to the mobile apps market. Our Apps leverage the strength of our Platform and expertise to achieve strong discovery and monetization, leading to a differentiated approach and business model. As part of the AppLovin flywheel, our Apps provide more users and insights for our Platform. This advantaged approach to the mobile apps market provides the opportunity to expand into other mobile app sectors.

•

Highly accretive approach to strategic acquisitions and partnerships. We have a proven and repeatable playbook approach to our strategic acquisitions and partnerships. Since the beginning of 2018, we have invested over $1 billion across 15 strategic acquisitions and partnerships with app studios, games, and technologies. The mobile app ecosystem remains highly fragmented and provides an ongoing growth opportunity for us.

•

Strong business model drives rapid growth and cash flow. Based on our integrated assets and scale, we have a strong business model that has produced rapid revenue growth and an attractive margin profile. We take a capital-efficient approach to growth, resulting in significant cash flow. We are able to reinvest this cash flow to fuel sustainable growth.

•

Founder-led business, with a proven and experienced team to execute. Our co-founder, CEO, and Chairperson Adam Foroughi, leads a tenured management team with significant experience in the mobile app industry and scaling successful businesses. We believe the most critical element to our success is our ability to attract and retain the best talent. Our CEO and AppLovin have earned numerous awards, including a Top CEO award from Glassdoor, Entrepreneur of the Year Award in 2018 in Northern California from Ernst & Young, and multiple “best places to work” awards.

Our Strategy for Growth

We have a comprehensive strategy to continue our growth and further enhance our market position in the mobile app ecosystem.

•	Existing market expansion. We have an attractive market opportunity within our growing mobile app segments and will continue to invest across our Core Technologies, Software, and Apps:

•

Enhance and extend machine-learning platform technologies. As we increase our scale and reach, we benefit from compounding improvements to our AXON machine-learning recommendation engine, which in turn improves the efficacy and growth of our Software solutions.

•

Expand distribution reach and software capabilities. Improvements to AXON and our App Graph help to accelerate AppDiscovery’s growth. We also see an opportunity to increase market adoption of our MAX monetization solution, which is relatively new, and build out the distribution reach of our Software by developing direct sales and partner channels.

•

Grow AppLovin Apps. We intend to grow our AppLovin Apps portfolio by making appropriate user acquisition investments, using live-ops to enhance engagement and monetization of our Apps, and launching new titles.

•	New market extensions. We believe our technology and expertise are applicable to other market segments and geographies that we do not currently address:

•

Expand into other mobile app segments and industries. Our long-term objective is to power and operate mobile apps across multiple verticals such as e-commerce, entertainment, and health and wellness. We believe our deep expertise and capabilities in the complex mobile gaming sector will allow us to successfully apply our technology in other verticals.

•

Geographic expansion and industry partnerships. We have a large international expansion opportunity given only 38% of our total revenue came from outside of the United States in 2020. To expand our reach, we plan to further invest in our sales and marketing to increase penetration among new and existing clients.

•	Other performance marketing and yield marketing categories. We believe our technology and expertise are applicable to other large and growing performance marketing categories beyond mobile apps.

•

Pursue accretive strategic acquisitions and partnerships. Given our proven track record, long-standing relationships with key industry players, and reputation as a partner of choice, we have a deep pipeline of software and app investment opportunities which we will continue to pursue. We have successfully invested over $1 billion across 15 strategic acquisitions and partnerships across app studios, games, and technologies.

Our Platform and Apps

We solve the marketing and monetization challenges facing mobile app developers through our Platform, which includes our Core Technologies and Software. Our Platform helps grow the worldwide mobile app ecosystem by enabling developers to scale their businesses while remaining focused on creating and improving their apps. We scale our own Apps by fully utilizing our Software and expert insights, while continuously improving our software for the benefit of all developers.

AppLovin Core Technologies

applovin core technologies axon machine learning app graph flexible, robust, cloud infrastructure

Our Core Technologies power our client-facing Software and consist of our AXON machine-learning recommendation engine, our App Graph, and a flexible, robust cloud infrastructure. The underlying elastic architecture is managed through multiple cloud providers and our own co-located data centers, handling massive amounts of data while remaining flexible enough to rapidly add new solutions and technology in response to changing market and customer needs. Our Core Technologies process device-level data from hundreds of millions of devices. Our App Graph stores and manages this anonymized data allowing AXON to then leverage it to better predict and match users to relevant advertising content. These insights fuel our Software, which better matches users to content and create a more personalized experience.

Our Software also enables real-time auctions that optimize the value for each impression, while simultaneously enabling developers to attain an attractive value for each of the impressions from their inventory. The sum total of these mutually reinforcing software elements has created a robust and successful marketing and monetization engine that processed over 3 petabytes of data per day on average and up to 6.5 trillion events per day in January 2021. Our Core Technologies operate at high scale and speed, processing on average over 200 billion requests per day and as many as 3 trillion predictions per day in January 2021.

AppLovin Software

applovin software marketing appdiscovery monetization max analytics compass

Our comprehensive Software suite enables app developers to automate their mobile app marketing, engagement, and monetization efforts in three core ways. First, we provide marketing technology that allows developers to reach more of the most suitable users with personalized content, in order to increase the number of users who download and engage with their apps. Second, we provide developers with monetization and analytics technology to maximize the value of their inventory by obtaining a high price for each impression. Third, we provide developers a set of capabilities to optimize their apps and help streamline their businesses.

Our key Software offerings are AppDiscovery, MAX, and Compass, which is part of MAX.

AppDiscovery

AppDiscovery is a suite of marketing solutions that enables developers to automate, optimize, and manage their marketing efforts. AppDiscovery is powered by machine-learning with predictive algorithms that enable developers to match their apps to users that are more likely to download them. This form of personalized advertising focuses on the end user, enabling the advertisers to find the right users and delivering to users more of what they are likely to be interested in. AppDiscovery leverages our AXON machine-learning recommendation engine to target the right users with the right marketing campaign, at scale. Advertisers not only attract users that download, but also find a high volume of users that stay and engage with their apps for greater retention and ultimately, increased opportunities for better monetization. Revenue from AppDiscovery comprises a vast majority of revenue from our Software.

With AppDiscovery, advertisers can define the framework of their campaigns in the following ways:

•	Reach: Advertisers identify what they are willing to pay to acquire their target users. Our technology finds the users at that value who are most likely to download and engage with the app.

•	Global scale: Advertisers can choose to connect with users in different regions around the world, and our technology suggests the best locations based on their parameters.

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Retain and engage: Our algorithms automatically adjust based on the likelihood users will engage. Our clients can analyze by retention periods from initial app download onwards, so that advertisers understand the effectiveness of their marketing investments.

•	Targeted returns: Advertisers set their goals and target return on ad sales and our algorithms adjust cost and campaign specifics to meet them.

AppDiscovery includes the following features:

•	Advanced campaign management: An interface to create, manage, and automatically optimize campaigns based on return on ad sales goals.

•	Real-time analytics: An interface to see results and optimize against them with our ROI-based analytics environment.

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Life-Time-Value (LTV) reporting: A tool that breaks down campaign results by source and location, allowing advertisers to make real-time, informed decisions about the value and longevity of their campaigns.

•	High quality and quantity creatives: Advertisers can make and test as many creatives as needed. They also have access to our in-house creative team for expert ad creation and testing strategies.

MAX

MAX is a suite of monetization solutions that optimize the value of a developer’s traffic by running a single unbiased auction in which advertisers bid simultaneously, driving more competition and higher prices for publishers. MAX auctions are more effective than historical tools and approaches because MAX yields more targeted users for advertisers and enables publishers to achieve better prices for each impression. MAX has become the preferred in-app bidding solution for many developers worldwide, helping drive meaningful growth and momentum for MAX.

MAX includes the following features:

•

Advanced in-app bidding technology: MAX’s competitive auctions happen in real time with the most bidding platforms in the industry bidding simultaneously for developers’ inventory at high volume. The competitive global demand helps maximize average revenue per user on each impression with many developers experiencing a measurable increase when moving to MAX.

•	Automated monetization: MAX saves developers time through its extensive suite of APIs for automation.

•	Ad quality assurance and review: MAX drives superior user experience with exclusive features that automatically flag risky content to keep developers’ brands safe.

•	Powerful insights: MAX helps developers better understand the LTV for each user and increase revenue to maximize yield for each ad opportunity.

Compass

The Compass Analytics tool within MAX provides insights to manage against key performance indicators, understand the long-term value of users, and help manage profitability. Through advanced reporting and profitability analysis, Compass allows developers to measure their performance holistically: moving from traditional campaign-level reports to lifetime user performance reporting, and from single app insights to reporting across revenue streams.

AppLovin Apps

applovin apps final fantasy xv word bingo

Today, our Apps consist of a globally diversified portfolio of over 200 free-to-play mobile games across five genres, run by twelve studios with a deep bench of talented developers. Our Owned Studios and Partner Studios have developed and published more than 200 games across a number of genres including: casual, hypercasual, match-three, midcore, and card/casino. Within our Apps, no single game contributed more than 16% of our total revenue in 2020. Our Apps contribute a highly predictable and diversified stream of revenue which we leverage to invest into acquiring more users and driving continued growth.

A diverse portfolio allows us to reach multiple user demographics and diversify our mobile game development across many different genres. We have a broad audience on our Apps and this allows our Software to connect users to a wide range of content. Today, a large segment of our portfolio is casual games which have a lower risk of development and generally have more predictable revenue streams and return on investments. Casual games can be played a few minutes at a time and appeal to a wide range of users across many highly attractive demographics.

Our Owned Studios and Partner Studios leverage live ops to quickly iterate and increase in-game monetization by optimizing app economies and improving in-game conversion on items and offers. Our Software and expertise provide analytical tools, testing capabilities, and tools for apps like distributed development, competitive insights, localizations resources, creative services to develop and test ads and resource centers to access design and development expertise.

We also provide a set of services that help both our Apps and third-party developers optimize their games and leverage our expertise to better streamline their business operations.

Our Apps are operated by twelve Owned Studios and Partner Studios located worldwide:

STUDIO Lion Studios peoplerun Magic Ant Firecraft Studios BELKA GAMES Clipwire GAMES GeeWa Redemption GAMES machine zone zenlife GAMES KRYSS ATHENA STUDIO YEAR 2018 2018 2018 2019 2019 2019 2020 2020 2020 2020 2020 2020 LOCATION United States United States United States China Cyprus Canada Czech Republic United States United States Singapore Denmark Vietnam GENRE Hypercasual Word Puzzle Mathc-three Casual Bingo PvP Match-three Mid-core Resource Management Card Word APP Hooked Inc. Wordscapes Fill - one-line Matchington Mansion Clockmaker Bingo Story Smashing Four Sweet Escapes Final Fantasy XV Cooking Madness Kryss - The Battle of Words Woody Block Puzzle #1 Top Grossing Sports Game in 17 countries #q Top Grossing Word Game in 106 countries #1 Top Grossing Trivia Game in 28 countries #1 Top Grossing Family Game in 145 countries Top 100 Grossing Game in 101 countries Top 5 Grossing Board Game in 32 countries #1 Top Grossing Strategy Game in 15 countries Top 5 Grossing Puzzle Game in 51 countries #1 Top Grossing Role Playing Game in 105 countries Top 5 Grossing Strategy Game in 46 countries Top 5 Grossing Word Game in 16 countries #1 Top Grossing Board Game in 103 countries According to App Annie these are the best grossing ranks ever achieved on iOS.

Competition

We operate in a fragmented mobile app ecosystem composed of divisions of large, well-established companies as well as privately-held companies. The large companies in our ecosystem may play multiple different roles given the breadth of their businesses.

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Advertisers typically engage with several advertising platforms and networks to purchase advertisements on mobile games and other mobile apps, looking to optimize their marketing investments. Such advertising platform companies vary in size and include players such as Facebook, Google, Amazon, and Unity Software, as well as various private companies. Several of these platforms, including Facebook, Google, Amazon, and Unity Software, are also our partners and clients.

•

There are many companies that develop online and mobile games and other mobile apps. The larger gaming companies in our ecosystem include Activision Blizzard, Tencent, and Zynga, as well as other public and private companies. Many of these companies are also our partners and clients. We also expect new players to enter the market and existing companies to allocate more resources to develop and market more mobile games and apps.

We believe that the principal competitive factors in our market are:

•	the ability to enhance and improve technologies and offerings;

•	knowledge, expertise, and experience in the mobile app ecosystem;

•	relationships with third parties in the mobile app ecosystem;

•	the ability to reach and target a large number of users;

•	the ability to identify and execute on strategic transactions;

•	the ability to successfully launch and monetize mobile apps;

•	the pricing and perceived value of offerings;

•	brand and reputation; and

•	ability to expand into new offerings and geographies.

We believe we compete favorably with respect to these factors.

Our Values

Our AppLovin Values capture our company’s culture and guide our approach on how we build and grow our business with all stakeholders:

We seek excellence, together. We know that our customers trust us to deliver immersive experiences and best-in-class tools. We take this very seriously, challenging one another to always do better. We are our toughest critics and most loyal fans. While we value individual initiative, we collaborate to drive forward as one team.

We are tenacious, move fast, and deliver. We move quickly and intentionally. Together we set a fast pace with high expectations, and then move beyond. We leverage all of our resources so we do not miss opportunities and find ways to deliver exceptional solutions.

We operate with integrity and intellectual honesty. We may move quickly and deliver, but we do it the right way. We do what is fair and operate with integrity because that is always the best course for customers, partners and all other stakeholders.

We foster entrepreneurship to challenge what is next. Taking risks and embracing challenges are part of our DNA. We empower our employees to try new things, question others, and innovate. This opens doors to new opportunities, which leads to more successful outcomes.

We excel through our culture of equality. Diversity and inclusion are principles that guide how we build our teams, grow our employees, and develop our company. We celebrate different approaches, points of view, and our diverse voices. It connects us with the players, developers, and global communities we serve.

Our employees are a key reason for our success and are essential for our continued growth. We benefit from a distributed global workforce and we plan to continue investing in hiring employees in our many locations worldwide. Our culture, industry success, and competitive compensation enable us to successfully retain our employees and to effectively recruit and retain new talent. We have been awarded multiple “best places to work” awards and our CEO was recognized as a Top CEO by Glassdoor and Entrepreneur of the Year in Northern California by Ernst & Young in 2019 and 2018, respectively.

In addition, following our initial public offering, we intend to use $75.0 million of our Class A common stock for charitable purposes, which will allow us to amplify our impact in our industry and the communities in which we work.

Research and Development

Continued investment in research and development is important to advancing our Core Technologies, Software, and Apps. These advancements are key to attaining our strategic objectives and meeting the evolving needs of our customers. The underlying elastic architecture of our Core Technologies allows us to create, test, and deploy new features rapidly while distributing them globally. We also continue to invest in new and existing Apps.

Our research and development team is working on cutting edge technologies, which allows us to attract top talent globally. As of December 31, 2020, we had approximately 571 employees, or 63% of our total headcount, involved in research and development and related activities. Our research and development organization is based in Palo Alto, California with additional resources around the world.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property rights with respect to our Core Technologies, Software, and Apps, and to operate without infringing, misappropriating or otherwise violating valid and enforceable third-party intellectual property. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. Though we rely in part upon these legal and contractual protections, we believe that factors, such as our unique position in the mobile app ecosystem and as one of the largest mobile game publishers, our flywheel advantage, our expertise and determination of our employees, and the functionality and flexibility of our Platform in an ever-evolving industry, are also key contributors to our success.

As of December 31, 2020, we owned the following patents related to the business: 64 issued U.S. patents, 18 U.S. patent applications, 28 non-U.S. issued patents, and 37 non-U.S. pending patent applications. Our issued U.S. patents, and any patents that may issue from our pending applications, are scheduled to expire at dates ranging between 2022 and 2039, excluding any additional term for patent term adjustments or extensions. In addition, as of December 31, 2020, we owned the following trademarks related to the business: 40 registered trademarks in the United States, 21 pending trademark applications in the United States, as well as 443 registered trademarks in non-U.S. jurisdictions, and 78 pending trademark applications in various non-U.S. jurisdictions. Finally, we have registered domain names for websites that we use in our business, such as www.applovin.com.

We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. We take steps to protect our proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, developers, and vendors, and generally limiting access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our proprietary rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our Core Technologies, Software, or Apps or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and time consuming. Further, our intellectual property rights may be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. See the section titled “Risk Factors—Risks Related to Intellectual Property” for more information regarding risks related to intellectual property.

Employees and Additional Team Members

As of December 31, 2020, we had a total of 902 full-time employees located in eight countries. As a result of our 15 strategic acquisitions and partnerships, we also have access to approximately 1,100 additional team members, approximately 71% of whom are research and development resources and all of whom are located outside of the United States. Our geographic diversification enhances our ability to retain and attract highly skilled talent as well as manage our headcount costs. As of December 31, 2020, approximately 23% of our full-time employees were located outside of the United States. None of our employees are represented by a labor union. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good. We work to identify, attract, and retain employees who are aligned with and will help us progress towards our mission, and we seek to provide competitive cash and equity compensation.

Compliance with Government Regulation

We are subject to various federal, state, and international laws and regulations that affect companies conducting business on mobile platforms, including those relating to privacy, data protection, and the use and protection of data from employees, users and others (including minors), the internet, behavioral advertising, mobile apps, content, advertising and marketing activities, sweepstakes and giveaways, and anti-corruption. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we can collect and process data of users, employees and others, communicate with users, and operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our Platform, Apps, or business practices, and may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. As our business expands to include additional Software and Apps, and our operations continue to expand internationally, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

Data Privacy and Security Laws

The data we collect and otherwise process is integral to our Platform and Apps, providing us with insights to improve our developer tools, to optimize app discovery and monetization and to improve our Apps. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state and federal laws and regulations, and foreign laws and regulations, addressing privacy, data protection and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, the European Union General Data Protection Regulation, the Children’s Online Privacy Protection Act, Section 5(a) of the Federal Trade Commission Act, and the California Consumer Privacy Act. We work to comply with, and to help allow developers and ecosystem partners to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to ecosystem partners and clients. See the section titled “Risk Factors—Risks Related to Our Business—We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations” for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Facilities

Our corporate headquarters is in Palo Alto, California, where we currently lease approximately 72,812 square feet under a lease agreement that expires in March 2027. We also lease and license facilities in the United States in Carlsbad, San Francisco, San Jose, and Santa Clara, California; Las Vegas, Nevada; Secaucus, New Jersey; and Richardson, Texas; and internationally in Toronto, Canada; Beijing and Shanghai, China; Limassol, Cyprus; Prague, Czech Republic; Berlin, Germany; Dublin, Ireland; Herzliya, Israel; Tokyo, Japan; and Seoul, South Korea.

We believe that our facilities are suitable to meet our current needs. However, we intend to expand our facilities and add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material adverse effect on our business, financial condition, results of operations, or cash flows. Future litigation may be necessary to defend ourselves and our business partners and to determine the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 28, 2021:

Name	Age	Position(s)

Executive Officers:

Adam Foroughi	40	Chief Executive Officer and Chairperson

Herald Chen	51	President, Chief Financial Officer, and Director

Katie Jansen	42	Chief Marketing Officer

Vasily (Basil) Shikin	35	Chief Technology Officer

Victoria Valenzuela	47	Chief Legal Officer and Corporate Secretary

Non-Employee Directors:

Craig Billings(1)(2)	48	Director

Margaret Georgiadis(1)(3)	57	Director

Edward Oberwager(2)	36	Director

Cathy Sun(1)	31	Director

Eduardo Vivas(3)	35	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Adam Foroughi. Mr. Foroughi is one of our co-founders and has served as our Chief Executive Officer and a member of our board of directors since December 2011. He was designated as Chairperson of our board of directors in March 2021. He previously co-founded two advertising technology companies, Lifestreet Media Inc. and Social Hour Inc. Mr. Foroughi holds a B.A. in Business Administration from the University of California, Berkeley.

Mr. Foroughi was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and co-founder.

Herald Chen. Mr. Chen has served as our President and Chief Financial Officer since November 2019 and as a member of our board of directors since August 2018. Prior to joining us, he served as the head of Technology, Media and Telecom at Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, KKR), an investment firm that manages multiple alternative asset classes, from 2007 to 2019, having previously worked for the firm from 1995 to 1997. He also currently serves on the board of directors of GoDaddy, Inc., an online solutions provider, and Internet Brands Inc., an integrated digital media and software services company. Mr. Chen holds a B.S. in Economics (Finance) and a B.S.E. in Mechanical Engineering from the University of Pennsylvania and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Chen was selected to serve on our board of directors because of his extensive operating and management experience, his knowledge of technology companies and his experience serving on the boards of directors of other public and private technology companies.

Katie Jansen. Ms. Jansen has served as our Chief Marketing Officer since October 2012. Prior to joining us, she served as Vice President of Marketing, Marketing Director at PlayFirst, Inc., a publisher of casual games, from October 2009 to March 2012. She holds a B.S. in Psychology from California Polytechnic State University, San Luis Obispo and an M.B.A. from San Francisco State University.

Vasily (Basil) Shikin. Mr. Shikin has served as our Chief Technology Officer since January 2020 and prior to that served as our Vice President of Engineering since January 2012. Prior to joining us, from May 2008 to January 2012, he served as Senior Software Engineer at DeviceAnywhere, Inc., a cloud-based platform for testing and monitoring mobile websites and applications acquired by Keynote Systems, Inc. Mr. Shikin holds a Masters in Mathematics from Saint-Petersburg State University.

Victoria Valenzuela. Ms. Valenzuela has served as our Chief Legal Officer and Corporate Secretary since May 2020. Ms. Valenzuela joined us through our acquisition of Machine Zone where she served as Chief Legal Officer from January 2015 to April 2020. From May 2004 to December 2014, she served as General Counsel, Vice President, Legal Affairs, and Corporate Secretary of Cypress Semiconductor Corporation, a semiconductor company acquired by Infineon Technologies AG. Prior to Cypress Semiconductor, she was a corporate and technology attorney with Brobeck, Phleger & Harrison, LLP and Clifford Chance LLP. She holds a B.A. in Political Science from California State University, Fullerton and a J.D. from Stanford University Law School.

Non-Employee Directors

Craig Billings. Mr. Billings has served as a member of our board of directors since December 2020. Mr. Billings has served as Chief Financial Officer and Treasurer since March 2017 and as President since May 2019 at Wynn Resorts, Limited, a developer and operator of hotels and casinos. He has also served as a Non-Executive Director of Wynn Macau, Limited, a majority owned subsidiary of Wynn Resorts since August 2018. From December 2015 to January 2018, Mr. Billings served as Non-Executive Chairman of NYX Gaming Ltd., a developer of digital gaming systems which was acquired by Scientific Games Corporation in January 2018. Mr. Billings has been a Certified Public Accountant since 1999. He holds a B.S. in Business Administration from the University of Nevada, Las Vegas and an M.B.A. from Columbia Business School.

Mr. Billings was selected to serve on our board of directors because of his significant operational experience as an executive and his financial expertise.

Margaret Georgiadis. Ms. Georgiadis has served as a member of our board of directors since January 2021. Ms. Georgiadis served as President and Chief Executive Officer of Ancestry, a global family history and consumer genomics company, from May 2018 to December 2020. From February 2017 to May 2018, she served as Chief Executive Officer of Mattel, Inc., a global children’s entertainment company specializing in toys and consumer products. She also has served as President, Americas, from 2011 to 2017 and Vice President, Global Sales Operations, from 2009 to 2011, at Google Inc., a global technology company. She currently serves on the board of directors of McDonald’s Corporation and several private companies, and previously served on the board of directors of Amyris, Inc. and Mattel, Inc. She holds an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Ms. Georgiadis was selected to serve on our board of directors because of her significant operational experience, her experience serving on the boards of directors of other public companies, and her financial expertise.

Edward Oberwager. Mr. Oberwager has served as a member of our board of directors since November 2019. He joined KKR in 2008 where he is a Managing Director, Private Equity.

Mr. Oberwager currently serves on the board of directors of several privately-held companies. Mr. Oberwager holds a B.A. in Classics from Georgetown University and an M.B.A. from Harvard Business School.

Mr. Oberwager was selected to serve on our board of directors because of his extensive experience as an investment professional and his experience serving on the boards of directors of other technology companies.

Cathy Sun. Ms. Sun has served as a member of our board of directors since November 2019. She has also served on the board of Internet Brands Inc. since March 2020. She joined KKR in September 2016 where she is a Director. From August 2014 to August 2016, she was a member of the investing team at TPG Capital, a private equity firm. She holds a B.A. in Economics from Harvard University.

Ms. Sun was selected to serve on our board of directors because of her experience and perspective as an investment professional in the technology industry.

Eduardo Vivas. Mr. Vivas has served as a member of our board of directors since August 2018. He has served as Chief Executive Officer at Deal.com, Inc. (d/b/a Curated.com), an online outdoor sports retailer he co-founded, since August 2017. From March 2014 to April 2017, Mr. Vivas served as Head of Product, Talent Solutions at LinkedIn Corporation, a business and employment-oriented online service. He joined LinkedIn through its acquisition of Bright.com, an employment website company he co-founded and served as Chief Product Officer from October 2011 to February 2014.

Mr. Vivas was selected to serve on our board of directors because of his significant operational experience as an executive with technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. Pursuant to our current certificate of incorporation and voting agreement dated November 12, 2019 (the Prior Voting Agreement), our current directors were elected as follows:

•	Messrs. Foroughi, Chen, Billings, and Vivas were elected as the designees nominated by holders of our common stock; and

•	Mr. Oberwager and Ms. Sun were elected as the designees nominated by holders of our Series A convertible preferred stock.

The Prior Voting Agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. Pursuant to the terms of such agreement, we have entered into an agreement with KKR Denali (the Director Nominations Agreement). See “Description of Capital Stock—Director Nominations Agreement” for a description of the Director Nominations Agreement. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.

KKR Board Designee

Pursuant to the Director Nominations Agreement, KKR Denali will have the right to designate a nominee to our board of directors subject to the maintenance of certain ownership requirements in us. See the section titled “Description of Capital Stock—Director Nominations Agreement” for additional information. The initial designee by KKR Denali is Mr. Oberwager.

Director Independence and Controlled Company Exemption

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that each of Messrs. Billings and Vivas and Ms. Georgiadis do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq corporate governance requirements. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

After the consummation of this offering, the Class B Stockholders will control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance requirements. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

For at least a period following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors and our compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock and

Governance—Following the completion of this offering, we will be considered a “controlled company” within the meaning of the Nasdaq corporate governance requirements, and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.” In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transaction periods.

Lead Independent Director

Our board of directors has adopted, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Mr. Billings to serve as our lead independent director. As lead independent director, Mr. Billings will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will consist of Mr. Billings and Mses. Georgiadis and Sun, with Mr. Billings serving as chairperson. Mr. Billings and Ms. Georgiadis will meet the requirements for independence under the Nasdaq corporate governance requirements and SEC rules and regulations. We intend to utilize the transition period under the Nasdaq corporate governance requirements and SEC rules and regulations, which provides that we must have a fully independent audit committee within one year of listing on the Nasdaq Global Select Market and the effective date of the registration statement of which this prospectus forms a part, respectively. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the Nasdaq listing standards. In addition, our board of directors has determined that each of Mr. Billings and Mses. Georgiadis and Sun is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the Nasdaq listing standards.

Compensation Committee

Following the completion of this offering, our compensation committee will consist of Messrs. Oberwager and Billings, with Mr. Oberwager serving as chairperson. Mr. Billings will meet the requirements for independence under the Nasdaq corporate governance requirements. We intend to utilize the “controlled company” exemption from having a compensation committee composed entirely of independent directors. Each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act (Rule 16b-3). Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the Nasdaq listing standards.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will consist of Ms. Georgiadis and Mr. Vivas, with Ms. Georgiadis serving as chairperson, and each of whom will meet the requirements for independence under the Nasdaq corporate governance requirements. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Our employee directors, Adam Foroughi and Herald Chen, have not received any compensation for their services as directors for the year ended December 31, 2020. The compensation received by Adam Foroughi as an employee is set forth in the section titled “Executive Compensation—2020 Summary Compensation Table.”

Other than Craig Billings, who was granted an option award under our 2011 Plan in connection with his appointment to our board of directors in December 2020, our non-employee directors did not receive any compensation for their service as directors for the year ended December 31, 2020 and did not hold any outstanding equity awards as of December 31, 2020.

The following table provides information regarding the compensation of Craig Billings for service as a director for the year ended December 31, 2020:

Name	Option Awards ($)(1)		Total ($)
Craig Billings	971,447	(2)	971,447

(1)

The amount reported represents the aggregate grant-date fair value of the stock option, calculated in accordance with ASC 718. The assumptions used in calculating the aggregate grant-date fair value of the stock option are set forth in Note 13 to our consolidated financial statements included elsewhere in this prospectus. Note that the amount reported in this column reflects the accounting cost for this stock option and does not correspond to the actual economic value that may be received by Mr. Billings from this stock option.

(2)

As of December 31, 2020, Mr. Billings had 21,000 shares subject to this stock option award outstanding. This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this stock option vest, subject to Mr. Billings’ continued role as a service provider to us, as to 1/12th of the total shares on January 1, 2021, with 1/12th of the total shares vesting every three months thereafter; provided that 100% any unvested shares covered by the option will vest immediately prior to the closing of an Acquisition or Other Combination (each as defined in our 2011 Plan).

On January 15, 2021, Craig Billings received an option to purchase 12,950 shares of our Class A common stock under our 2011 Plan. All of the shares subject to the option were fully vested on the date of grant and the option was exercised in full in January 2021.

On January 23, 2021, Margaret Georgiadis received options to purchase a total of 206,000 shares of our Class A common stock under our 2011 Plan. With respect to 21,000 shares, 1/12th of the shares will vest, subject to Ms. Georgiadis’s continued role as a service provider to us, on April 21, 2021 with 1/12th of the shares vesting every three months thereafter; provided that 100% of any unvested shares covered by the option will vest immediately prior to the closing of an Acquisition or Other Combination (each as defined in our 2011 Plan). The options to purchase 185,000 shares were fully vested on the date of grant and such options were exercised in full in January 2021.

Outside Director Compensation Policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors or non-employee director stock ownership guidelines.

From time to time, we have granted equity compensation awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors.

In February 2021, our board of directors adopted, and our stockholders have since approved, a new outside director compensation policy (the Director Compensation Policy) for our non-employee directors that became effective the date of the effectiveness of the registration statement of which this prospectus forms a part. The Director Compensation Policy was developed with input from our independent compensation consultant, Radford (Aon plc), regarding practices and compensation levels at comparable companies. The Director Compensation Policy is designed to attract, retain, and reward non-employee directors.

Under the Director Compensation Policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will reimburse our non-employee directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committee and other expenses.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to a non-employee director in any fiscal year (increased to $1,000,000 in the non-employee director’s initial year of service as a non-employee director). For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity compensation awards granted to a person for their service as an employee, or for their service as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their service under the Director Compensation Policy:

•	$50,000 per year for service as a board member;

•	$60,000 per year for service as chairperson of the board;

•	$20,000 per year for service as lead director of the board;

•	$25,000 per year for service as chairperson of the audit committee;

•	$10,000 per year for service as member of the audit committee;

•	$20,000 per year for service as chairperson of the compensation committee;

•	$10,000 per year for service as member of the compensation committee;

•	$10,000 per year for service as chairperson of the nominating committee; and

•	$5,000 per year for service as member of the nominating committee.

Each non-employee director who serves as the chairperson of a committee will receive only the annual cash fee as the chairperson of the committee, and not the additional annual cash fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Initial Award

Each person who first becomes a non-employee director after the date of the effectiveness of the registration statement of which this prospectus forms a part will receive, on the first trading date on or after the date on which such individual first becomes a non-employee director, an initial award of RSUs (the Initial Award) (and, the date the Initial Award is granted, the Grant Date). The Initial Award will cover a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $337,500, rounded to the nearest whole share (the New Hire Award). The New Hire Award will vest in 12 equal quarterly installments beginning on the first Quarterly Vesting Date to occur after such individual first becomes a non-employee director and each subsequent Quarterly Vesting Date thereafter, subject to the non-employee director continuing to be a service provider through the applicable vesting date. Our Quarterly Vesting Dates are February 20, May 20, August 20, and November 20. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each non-employee director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the Director Compensation Policy, an annual award of RSUs (an Annual Award) covering a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $225,000, rounded to the nearest whole share. The Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Annual Award is granted, in each case, subject to the non-employee director continuing to be a service provider through the applicable vesting date.

In the event of a “change in control” (as defined in our 2021 Plan), each non-employee director’s outstanding awards will fully vest, provided that the non-employee director continues to be a non-employee director through the date of the change in control.

EXECUTIVE COMPENSATION

Although we ceased to be an emerging growth company on December 31, 2020, we will continue to be treated as an emerging growth company for certain purposes, including executive compensation disclosure rules through the completion of this offering. This section provides an overview of the compensation of our named executive officers (our principal executive officer and the next two most highly compensated executive officers) for 2020 as well as our President and Chief Financial Officer. These individuals are:

•	Adam Foroughi, our Chief Executive Officer and Chairperson of our board of directors;

•	Herald Chen, our President and Chief Financial Officer;

•	Katie Jansen, our Chief Marketing Officer; and

•	Victoria Valenzuela, our Chief Legal Officer.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers and Mr. Chen for the year ended December 31, 2020:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Adam Foroughi Chief Executive Officer	2020	400,000	—		—	—	9,462	409,462
	2019	400,000	—		—	—	9,800	409,800

Herald Chen(4) Chief Financial Officer	2020	400,000	—		—	—	7,467	407,467
	2019	65,385	—		9,610,238	—	333	9,675,956

Katie Jansen Chief Marketing Officer	2020	400,000	—		5,960,742	100,000	9,975	6,470,717

Victoria Valenzuela(5) Chief Legal Officer	2020	252,083	62,192	(6)	2,331,657	—	4,120	2,650,052

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 13 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers from the stock options.

(2)	The amounts reported represent the amounts earned based upon achievement of certain performance goals under our executive bonus program.
(3)	Represents, in each case, amounts paid in connection with 401(k) matching by us.
(4)	Mr. Chen became our President and Chief Financial Officer in November 2019.
(5)	Ms. Valenzuela became our Chief Legal Officer in May 2020 in connection with our acquisition of Machine Zone.
(6)

The amount of Ms. Valenzuela’s bonus for 2020 was granted in connection with her employment in May 2020 and reflects the pro-rated amount of $100,000 for the period of her employment by us in 2020. In connection with Ms. Valenzuela’s employment, we entered into an agreement for her to participate in our executive bonus program. For 2020, we guaranteed the payment of her bonus on a pro-rated basis absent our experiencing unexpected and significantly diminished financial performance.

Outstanding Equity Awards at 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers and Mr. Chen as of December 31, 2020:

			Option Awards					Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of shares or units of stock that have not vested (#)(3)		Market value of shares or units of stock that have not vested ($)(4)
Adam Foroughi	—	—	—		—	—	—	—		—
Herald Chen	11/5/2019	11/4/2019	2,400,000	(5)	—	$5.05	11/4/2029	—		—
	11/5/2019	11/4/2019	—		—	—	—	1,119,801	(8)	89,584,080
Katie Jansen	11/18/2020	11/13/2020	75,000	(6)	—	$19.52	11/17/2030	—		—
	11/18/2020	11/13/2020	—		—	—	—	75,000	(9)	6,000,000
	1/22/2019	1/1/2019	—		—	—	—	156,249	(10)	12,499,920
	1/12/2018	1/1/2018	—		—	—	—	65,001	(11)	5,200,080
Victoria Valenzuela	5/19/2020	5/19/2020	187,500	(7)	—	$7.45	5/18/2030	—		—
	5/19/2020	5/19/2020	—		—	—	—	562,500	(12)	45,000,000
	5/19/2020	5/19/2020	—		—	—	—	90,000	(13)	7,200,000

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2011 Plan.
(2)	This column represents the option exercise price per share of our Class A common stock on the grant date, as determined by our board of directors.
(3)	The amounts in this column reflect shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture.
(4)	The market price for our Class A common stock is based upon the initial public offering price of $80.00 per share.
(5)

This option is subject to an early exercise provision and is immediately exercisable. The vesting conditions are satisfied, subject to Mr. Chen’s continued role as a service provider to us, as to 1/4th of the total shares on November 4, 2020 with 1/48th of the total shares vesting monthly thereafter.

(6)

This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this stock option vest, subject to Ms. Jansen’s continued role as a service provider to us, as to 1/4th of the total shares on November 13, 2021 with 1/48th of the total shares vesting monthly thereafter.

(7)

This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this stock option vest, subject to Ms. Valenzuela’s continued role as a service provider to us, as to 1/4th of the total shares on May 19, 2021 with 1/48th of the total shares vesting monthly thereafter.

(8)

The vesting conditions are satisfied, subject to Mr. Chen’s continued role as a service provider to us, as to 1/4th of the total shares on November 4, 2020 with 1/48th of the total shares vesting monthly thereafter.

(9)

The vesting conditions are satisfied, subject to Ms. Jansen’s continued role as a service provider to us, as to 1/4th of the total shares on November 13, 2021 with 1/48th of the total shares vesting monthly thereafter.

(10)

The vesting conditions are satisfied, subject to Ms. Jansen’s continued role as a service provider to us, as to 1/4th of the total shares on January 22, 2020 with 1/48th of the total shares vesting monthly thereafter.

(11)

The vesting conditions are satisfied, subject to Ms. Jansen’s continued role as a service provider to us, as to 1/4th of the total shares on January 12, 2018 with 1/48th of the total shares vesting monthly thereafter.

(12)

The vesting conditions are satisfied, subject to Ms. Valenzuela’s continued role as a service provider to us, as to 1/4th of the total shares on May 19, 2021 with 1/48th of the total shares vesting monthly thereafter.

(13)	The vesting conditions are satisfied, subject to Ms. Valenzuela’s continued role as a service provider to us, as to 100% of the total shares on May 19, 2021.

Executive Employment Agreements

We have entered into employment letters setting forth the terms and conditions of employment for each of our named executive officers and Mr. Chen as described below.

Adam Foroughi

We have entered into a confirmatory employment letter agreement with Mr. Foroughi. The letter agreement does not have a specific term and provides that Mr. Foroughi is an at-will employee. Mr. Foroughi’s current annual base salary is $100,000.

Herald Chen

We have entered into a confirmatory employment letter agreement with Mr. Chen. The letter agreement does not have a specific term and provides that Mr. Chen is an at-will employee. Mr. Chen’s current annual base salary is $400,000.

Katie Jansen

We have entered into a confirmatory employment letter agreement with Ms. Jansen. The letter agreement does not have a specific term and provides that Ms. Jansen is an at-will employee. Ms. Jansen’s current annual base salary is $400,000.

Victoria Valenzuela

We have entered into a confirmatory employment letter agreement with Ms. Valenzuela. The letter agreement does not have a specific term and provides that Ms. Valenzuela is an at-will employee. Ms. Valenzuela is also eligible for a $1.0 million cash retention bonus that is earned once she has been employed with us for one year (the Retention Bonus). Ms. Valenzuela’s current annual base salary is $400,000.

Potential Payments upon Termination or Change in Control

Executive Change in Control and Severance Plan

In March 2021, our board of directors adopted an Executive Change in Control and Severance Plan (the Executive Severance Plan) pursuant to which our executive officers and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Executive Severance Plan. This Executive Severance Plan was developed with input from Radford (Aon plc), regarding severance practices at comparable companies. It will be designed to attract, retain, and reward senior level employees. The Executive Severance Plan generally will be in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, except as specifically provided under that employee’s participation agreement under the Executive Severance Plan.

Our board of directors has designated each of our executive officers as a participant under our Executive Severance Plan eligible for the rights to the applicable payments and benefits described below.

In the event of a “termination” of the employment of a named executive officer by us for a reason other than “cause” or the named executive officer’s death or “disability” (as such terms are defined in our Executive Severance Plan), that occurs outside the change in control period (as described below), the named executive officer will be entitled to the following payments and benefits:

•	a lump sum payment equal to 12 months of the named executive officer’s annual base salary, or 18 months in the case of Mr. Foroughi; and

•

reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended (COBRA) for a period of 12 months, or 18 months in the case of Mr. Foroughi.

In the event of a “termination” of the employment by us for a reason other than “cause” or the named executive officer’s death or “disability” or by the named executive officer for “good reason” (as such terms are defined in our Executive Severance Plan), in either case, occurring within a period beginning three months prior to and ending 12 months following a “change in control” (as defined in our Executive Severance Plan) (such period, the change in control period), the named executive officer will be entitled to the following payments and benefits:

•	a lump sum payment equal to 18 months of the named executive officer’s annual base salary, or 24 months in the case of Mr. Foroughi;

•

reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended (COBRA) for a period of 18 months, 24 months in the case of Mr. Foroughi; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

Notwithstanding the foregoing, in the case of Mr. Chen, if his employment is involuntarily terminated without “cause“ or he resigns for “good reason” within the twelve months following a “change of control” (as such terms are defined in his participation agreement), then he will automatically vest in 100% of the option award granted to him on November 5, 2019. In the case of Ms. Valenzuela, if her employment is terminated by the Company without “cause” or she resigns for “good reason” (as such terms are defined in her participation agreement) on or prior to May 19, 2021, in addition to the benefits described above: (A) if such termination occurs within the change in control period, then she will receive a lump sum payment of her Retention Bonus (less applicable withholding taxes); and (B) if such termination occurs outside of the change in control period, then she will receive the benefit described in the preceding clause (A) and (2) she will fully vest in her stock option covering 90,000 shares granted on May 19, 2020.

In addition, in the case of Mr. Chen, upon an “acquisition” (as such term is defined in his participation agreement), 50% of the unvested portion of his stock option granted to him on November 5, 2019 (the “Original Option”) will become vested.

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the named executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named executive officer’s involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with any confidentiality, proprietary information, and inventions agreement applicable to the named executive officer.

In addition, if any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Except as discussed above, the Executive Severance Plan does not require us to provide any tax gross-up payments to the named executive officers.

Employee Benefit and Stock Plans

2021 Equity Incentive Plan

Our board of directors has adopted and our stockholders have approved our 2021 Plan. Our 2021 Plan became effective on the business day immediately prior to the date of this prospectus. Our 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), to our employees and any parent and subsidiary companies’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units (RSUs), stock appreciation rights (SARs), performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary companies’ employees and consultants. Our board of directors is expected to approve the termination of our 2011 Plan immediately prior to the effectiveness of our 2021 Plan with respect to the grant of future awards.

Authorized Shares

A total of 39,000,000 shares of our Class A common stock are reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan also include any shares subject to stock options, RSUs, or similar awards granted under our 2011 Plan that, after the date our board of directors approved our 2021 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding and remittance obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to the foregoing is 19,840,000 shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2021, equal to the least of:

•	39,000,000 shares;

•	five percent (5%) of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or SARs, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan. With respect to SARs, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under SARs will remain available for future grant or sale under the 2021 Plan. Shares that have actually been issued under the 2021 Plan under any award will not be returned to the

2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors is expected to administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including, but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend, and rescind rules, regulations, and sub-plans relating to our 2021 Plan, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The administrator will determine the term of each option, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

SARs may be granted under our 2021 Plan. SARs allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. SARs may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her SARs agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the SARs will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the SARs will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of SARs, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2021 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares of our Class A common stock, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied. Participants will have no voting rights with respect to RSUs until the date shares are issued with respect to such RSUs. The administrator may provide that a participant is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable RSUs are settled or forfeited in accordance with our 2021 Plan.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. Participants will have no voting rights with respect to performance units and/or performance shares until the date shares are issued with respect to such performance units and/or performance shares. The administrator may provide that a participation is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable performance shares are settled or forfeited in accordance with our 2021 Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2021 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2021 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2021 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all participants, awards, all awards a participant holds, or all awards of the same type, similarly in the transaction.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of their outstanding options and SARs, all restrictions on restricted stock and RSUs will lapse and, for awards with performance-based vesting, unless specifically provided for in the award agreement, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards are subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend, or terminate our 2021 Plan provided such action does not impair the existing rights of any participant. Our 2021 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2021 Plan was adopted by our board of directors and (ii) the annual increase to the number of shares available for issuance under our 2021 Plan will operate only until the tenth anniversary of the date our 2021 Plan was adopted by our board of directors.

2011 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our Amended and Restated 2011 Equity Incentive Plan (our 2011 Plan) in October 2011. Our 2011 Plan was most recently amended in September 2020. Our 2011 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees or ours and of a parent and subsidiary of ours, and for the grant of nonstatutory stock options, RSUs, SARs, and restricted stock to employees, officers, directors and consultants of ours or any parent or subsidiary of ours.

Authorized Shares

Our 2011 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2011 Plan following the completion of this offering. Our 2011 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2020, there were options to purchase 20,867,025 shares of our Class A common stock outstanding at a weighted-average exercise price of $6.25 per share.

Plan Administration

Our board of directors or a committee created and appointed by our board of directors, in either case the administrator, administers our 2011 Plan. Subject to general purposes, terms and conditions of our 2011 Plan, and to the direction of our board of directors, the administrator has full power to implement and carry out our 2011 Plan.

The administrator may, at any time or from time to time, authorize the Company, with the consent of the respective participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. Without prior stockholder approval the administrator may reprice options or SARs (and where such repricing is a reduction in the exercise price of outstanding options or SARs, the consent of the affected participants is not required provided written notice is provided to them). The administrator may at any time buy from a participant an award previously granted with payment in cash, shares (including Restricted Stock) or other consideration, based on such terms and conditions as the administrator and the participant may agree.

Eligibility

Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards under our 2011 Plan, except that only employees of ours or our parent or subsidiary companies are eligible to receive incentive stock options.

Options

The administrator may grant options under our 2011 Plan to eligible persons and will determine whether such options will be incentive stock options or nonqualified stock options, the number of shares subject to the option, the exercise price of the option, the period during which the option may be exercised, and all other terms and conditions of the option, subject to our 2011 Plan. Our 2011 Plan provides that the exercise price of an option is determined by the administrator when the option is granted and generally is not less than the fair market value per share, except that the exercise price of an incentive stock option granted to a person who directly or by attribution owns more than 10% of the total combined voting power of all classes of stock of ours or any parent or subsidiary of ours, or a 10% Stockholder, will not be less than one 110% of the fair market value of the shares on the date of grant. Our 2011 Plan also provides that the term of a stock option may not exceed 10 years, and the term of an incentive stock option granted to a 10% Stockholder may not exceed 5 years. If the employment or service of an option recipient is terminated for any reason other than cause, then the recipient (or the recipient’s legal representative or authorized assignee) generally may exercise the vested portion of his or her option within 3 months following the termination date (or such other period determined by the administrator, provided that such period extends at least 30 days following the termination date), except that if the termination is a result of the recipient’s death or recipient dies within 3 months following his or her termination date, then such period generally will be 12 months (or such other period determined by the administrator, provided that such period extends at least 6 months following the termination date), subject in all cases to the expiration date of the option. The administrator may modify, extend or renew outstanding options and authorize the grant of new options in substitution for outstanding options, provided that any such action may not, without the written consent of the recipient of an option, impair such person’s rights under any option previously granted. Any outstanding incentive stock option that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to our 2011 Plan, the administrator may reduce the exercise price of outstanding options without the consent of option recipients by a written notice to them, except the exercise price may not be reduced below the fair market value of a share on the date of reduction.

Restricted Stock

A restricted stock award is an offer by us to sell to an eligible person shares of our Class A common stock that are subject to certain specified restrictions. The administrator determines to whom an offer will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the terms and conditions of our 2011 Plan. Our 2011 Plan provides that holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such restricted stock, unless provided otherwise by the administrator. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Our 2011 Plan permits the grant of awards of RSUs, which may be settled in cash, or by issuance of shares at a date in the future. No purchase price shall apply to an RSU settled in shares. To the extent permissible under applicable law, the administrator may permit a participant to defer payment under an RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code (or any successor). Payment may be made in the form of cash or whole Shares or a combination thereof, all as the administrator determines.

Transferability of Awards

Except as permitted by the administrator, awards granted under our 2011 Plan, and any interest therein, will not be transferable or assignable by any participant, other than by will or by the laws of descent and distribution, except that nonstatutory stock options may be transferred by instrument to an inter vivos or testamentary trust in accordance with the terms of our 2011 Plan.

Certain Adjustments

In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in our capital structure affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2011 Plan (i) the number of shares reserved for issuance under our 2011 Plan, (ii) the exercise prices of and number of shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or our stockholders and compliance with applicable securities laws. However, fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or will be rounded down to the nearest whole share, as determined by the administrator.

Corporate Transactions

Our 2011 Plan provides that, in the event that we are subject to an acquisition or other combination, outstanding awards acquired under our 2011 Plan will be subject to the agreement evidencing the acquisition or other combination. The agreement need not treat all outstanding awards in an identical matter.

Amendment; Termination

Our board of directors may amend, suspend, or terminate our 2011 Plan at any time, provided that such action will not affect outstanding awards previously issued or granted without the written consent of the recipient of such award. As noted above, immediately prior to the effectiveness of the 2021 Plan, our 2011 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2021 Partner Studio Incentive Plan

Our board of directors has adopted and our stockholders have approved our 2021 Partner Plan. Our 2021 Partner Plan became effective on the business day immediately prior to the date of this prospectus. Our 2021 Partner Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units (RSUs), stock appreciation rights (SARs), performance units, and performance shares to individuals or entities engaged by us or a parent or subsidiary of ours to render bona fide services to the party engaging such individual or entity.

Authorized Shares

A total of 390,000 shares of our Class A common stock are reserved for issuance pursuant to our 2021 Partner Plan.

If an award granted under the 2021 Partner Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or SARs, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Partner Plan. With respect to SARs, only the net shares actually issued will cease to be available under the 2021 Partner Plan and all remaining shares under SARs will remain available for future grant or sale under the 2021 Partner Plan. Shares that have actually been issued under the 2021 Partner Plan under any award will not be returned to the 2021 Partner Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2021 Partner Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2021 Partner Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Partner Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors may administer our 2021 Partner Plan. The compensation committee of our board of directors administers our 2021 Partner Plan. Subject to the provisions of our 2021 Partner Plan, the administrator has the power to administer our 2021 Partner Plan and make all determinations deemed necessary or advisable for administering the 2021 Partner Plan, including, but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Partner Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Partner Plan and awards granted under it, prescribe, amend, and rescind rules, regulations, and sub-plans relating to our 2021 Partner Plan, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2021 Partner Plan. The exercise price of options granted under our 2021 Partner Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The administrator will determine the term of each option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of participant, it, he or she may exercise its, his or her option for the period of time stated in its, his or her option agreement. In the absence of a specified time in an award agreement, the option will remain exercisable three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Partner Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

SARs may be granted under our 2021 Partner Plan. SARs allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. SARs may not have a term exceeding ten years. After the termination of service of a participant, it, he or she may exercise its, his or her stock appreciation right for the period of time stated in its, his or her SARs agreement. In the absence of a specified time in an award agreement, the SARs will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Partner Plan, the administrator determines the other terms of SARs, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2021 Partner Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any eligible individual or entity and, subject to the provisions of our 2021 Partner Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2021 Partner Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2021 Partner Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares of our Class A common stock, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied. Participants will have no voting rights with respect to RSUs until the date shares are issued with respect to such RSUs. The administrator may provide that a participant is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable RSUs are settled or forfeited in accordance with our 2021 Partner Plan.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2021 Partner Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. Participants will have no voting rights with respect to performance units and/or performance shares until the date shares are issued with respect to such performance units and/or performance shares. The administrator may provide that a participation is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable performance shares are settled or forfeited in accordance with our 2021 Partner Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2021 Partner Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during its, his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Partner Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Partner Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Partner Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2021 Partner Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2021 Partner Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all participants, awards, all awards a participant holds, or all awards of the same type, similarly in the transaction.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

Clawback

Awards are subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend, or terminate our 2021 Partner Plan provided such action does not impair the existing rights of any participant. Our 2021 Partner Plan will continue in effect until terminated by the administrator.

Employee Stock Purchase Plan

Our board of directors has adopted and our stockholders have approved, our Employee Stock Purchase Plan (our ESPP). Our ESPP became effective on the business day immediately prior to the date of this prospectus. However, no offering period or purchase period will begin unless and until otherwise determined by our board of directors.

Authorized Shares

A total of 7,800,000 shares of our Class A common stock are available for sale under our ESPP. The number of shares of our Class A common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with fiscal year 2022, equal to the least of:

•	7,800,000 shares;

•	one percent (1%) of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration

Our board of directors, or a committee appointed by our board of directors, will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP, and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans, and appendices to the ESPP enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator’s findings, decisions, and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, all of our employees are eligible to participate if they are customarily employed by us, or any participating subsidiary, and unless determined otherwise by the administrator, in its discretion, prior to an enrollment date for all options granted on such enrollment date in an offering, (i) have completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily work more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily work more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) are not a highly compensated employee within the meaning of Section 414(q) of the Code, and (v) are not a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act.

However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

hold rights to purchase shares of our Class A common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our Class A common stock for each calendar year.

Offering Periods

Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP will provide for consecutive, overlapping 24-month offering periods. The offering periods will be scheduled to start on the first trading day on or after May 20 and November 20 of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before November 20, 2023, and the second offering period will commence on the first trading day on or after November 20, 2021. Each offering period will include purchase periods, which, unless the administrator provides otherwise, will (i) commence on the first trading day on or after May 20 and November 20 and (ii) terminate on the last trading day on or before November 20 of the same year and May 20 of the following year, respectively, except that the first purchase period under our ESPP will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the last trading day on or before November 20, 2021.

Contributions

Our ESPP permits participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. A participant may purchase a maximum of 590 shares of our Class A common stock during a purchase period.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each 6-month purchase period. The purchase price of the shares will be 15% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the exercise date. If the fair market value of our Class A common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be automatically withdrawn from such offering period immediately following their purchase of shares of our Class A common stock on the exercise date and will be automatically re-enrolled in the next offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer rights granted under our ESPP (other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP).

Merger or Change in Control

Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP automatically will terminate in 2039, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors has adopted an Executive Incentive Compensation Plan (the Bonus Plan). The Bonus Plan will be administered by a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation committee will be the administrator of the Bonus Plan. The Bonus Plan will allow our compensation committee to provide incentive awards to selected employees, including our named executive officers, determined by our compensation committee, based upon performance goals established by our compensation committee. Our compensation committee, in its sole discretion, may establish target awards for participants under the Bonus Plan.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales goals, business divestitures and acquisitions, cash flow, including but not limited to unlevered free cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization, and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, individual objectives such as peer reviews or other subjective or objective criteria, and attainment of specified performance goals. As determined by our compensation committee, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as our compensation committee determines. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, or increase, reduce, or eliminate the amount allocated to the bonus pool. The actual award may be below, at, or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but no later than the dates set forth in the Bonus Plan.

All awards under our Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we (or any parent or subsidiary of ours) are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable laws. In addition, our compensation committee may impose such other clawback, recovery, or recoupment provisions with respect to an award under the Bonus Plan as it determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us or any parent or subsidiary of ours. Additionally, our compensation committee may specify when providing for an award under the Bonus Plan that the participant’s rights, payments, and benefits with respect to the award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award.

Our board of directors or our compensation committee will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis (the 401(k) Plan). Plan participants are able to defer eligible compensation on a pre-tax or after tax (Roth) basis, subject to applicable annual Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Series A Convertible Preferred Stock Financing

In August 2018, we sold 109,090,908 shares of our Series A convertible preferred stock to KKR Denali Holdings L.P. (KKR Denali) for an aggregate purchase price of $399,999,996.00. KKR Denali currently holds more than 5% of our outstanding Class A common stock. Edward Oberwager, a member of our board of directors, is a Managing Director of KKR and Cathy Sun, a member of our board of directors, is a Director of KKR. Herald Chen, our President and Chief Financial Officer and a member of our board of directors, was affiliated with KKR at the time of this transaction and is a limited partner in KKR Denali as well as other entities affiliated with KKR.

Investors’ Rights Agreement

We are party to our IRA, pursuant to which certain holders of our capital stock, including KKR Denali, Adam Foroughi and an entity affiliated with Mr. Foroughi, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Mr. Oberwager and Ms. Sun, members of our board of directors, are affiliated with KKR and Mr. Chen, our President and Chief Financial Officer and a member of our board of directors, was previously affiliated with KKR and is a limited partner in KKR Denali. Adam Foroughi, our CEO and Chairperson, and an entity affiliated with him are parties to our IRA.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, dated August 15, 2018, with certain holders of our capital stock, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. KKR Denali is party to the right of first refusal and co-sale agreement. Mr. Oberwager and Ms. Sun, members of our board of directors, are affiliated with KKR and Mr. Chen, our President and Chief Financial Officer and a member of our board of directors, was previously affiliated with KKR and is a limited partner in KKR Denali. Mr. Foroughi, our Chief Executive Officer and a member of our board of directors, and an entity affiliated with him are parties to the right of first refusal and co-sale agreement.

Prior Voting Agreement

We are a party to a voting agreement, dated November 12, 2019 (the Prior Voting Agreement) under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. The Prior Voting Agreement will terminate upon the completion of this offering. Mr. Oberwager and Ms. Sun, members of our board of directors, are affiliated with KKR and Mr. Chen, our President and Chief Financial Officer and a member of our board of directors, was previously affiliated with KKR and is a limited partner in KKR Denali. Mr. Foroughi, our CEO and Chairperson, and an entity affiliated with him are parties to the Prior Voting Agreement.

Pursuant to the terms of the Prior Voting Agreement, we have entered into an agreement with KKR Denali in which we have agreed to use commercially reasonable efforts to cause one person designated by KKR Denali to serve on and be elected to the board of directors. See “Description of Capital Stock—Director Nominations Agreement.”

Credit Facility

In August 2018, we entered into a credit agreement, which provided for term loans in an aggregate principal amount of $820.0 million and a revolving credit facility of $50.0 million. The credit agreement was amended to increase the principal amount of the term loan by an aggregate amount of $400.0 million on April 23, 2019 and amended again on April 27, 2020, May 6, 2020 and October 27, 2020. The credit agreement was further amended on February 12, 2021 to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total revolving commitments to $600.0 million, and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as all other term loans.

KKR Capital Markets LLC, an affiliate of KKR, acted as joint lead arranger and joint bookrunner for the credit agreement. In 2018, 2019, 2020, and in connection with the amendment in February 2021, we paid $6.5 million, $2.0 million, $1.5 million, and $0.8 million, respectively, in fees to KKR Capital Markets LLC in connection with the credit agreement. KKR Corporate Lending (CA) LLC, an affiliate of KKR, has provided revolving credit commitments in the amount of $15.0 million under our revolving credit facility. See the section titled “Description of Certain Indebtedness” for additional information.

Promissory Notes

Former Promissory Notes with Executive Officers

The following table sets forth a summary of promissory notes that we have entered into with certain of our executive officers, in consideration of our advancing amounts to allow them to early exercise their stock options. On August 7, 2020, we amended the promissory notes with Herald Chen, Katie Jansen, and Basil Shikin to lower the interest rate on the outstanding balance of such notes to the applicable IRS annual mid-term rate of 0.41%. These promissory notes previously had an interest rate of 2.59% (except with respect to our promissory note with Herald Chen, which had an interest rate of 1.59%). Each of Messrs. Chen and Shikin and Mses. Jansen and Valenzuela repaid their notes in February 2021.

Borrower	Date	Principal Amount ($)	Interest Rate (%)
Herald Chen	11/22/2019	12,120,000	0.41
Katie Jansen	3/8/2019	503,000	0.41
	3/8/2019	673,600	0.41
	11/23/2020	1,464,000	0.39
Basil Shikin	3/8/2019	505,200	0.41
	3/8/2019	503,000	0.41
Victoria Valenzuela	7/6/2020	4,863,343	0.45

Promissory Note with Related Party

Additionally, on March 8, 2019, we entered into a promissory note with Rafael Vivas, the brother of Eduardo Vivas, a member of our board of directors, for the same purpose as the promissory notes described above, which was also amended on August 7, 2020 to lower the interest rate on the outstanding balance of such note to the applicable IRS annual mid-term rate of 0.41%. This note previously had an interest rate of 2.59%. The note has a principal amount of $2,273,400 and remains outstanding.

Promissory Notes as Payment for Repurchases of Class A Common Stock

The following table sets forth a summary of promissory notes that we have entered into with certain of our directors and executive officers as payment for our repurchase of Class A common stock from the applicable directors and executive officers pursuant to certain stock repurchase agreements.

Seller	Date	Principal Amount ($)	Interest Rate (%)	Number of Repurchased Class A Common Stock
Eduardo Vivas	12/19/2019	1,212,000	2.00	300,000
Adam Foroughi	12/20/2019	9,999,000	2.00	2,475,000

Relationship with KKR

We have utilized and may continue to utilize KKR and/or its affiliates, including a team of operating professionals who work exclusively with KKR’s investment professionals and portfolio company management teams, and paid to KKR fees and expenses of $0.7 million in 2018.

Compensation to Related Party

The Chairperson and former President of our subsidiary, Lion Studios, LLC, Rafael Vivas, is the brother of Eduardo Vivas, a member of our board of directors. Rafael Vivas received annual salary and other cash compensation of $375,000, $500,000, and $266,667 in 2018, 2019, and 2020, respectively, and received a cash bonus of $25,000 in 2020. He also receives benefits consistent with other employees serving in similar roles. In addition, we granted Rafael Vivas a stock option to purchase 810,000 shares of our Class A common stock at a purchase price of $2.806667 per share during the year ended December 31, 2018 and a stock option to purchase 600,000 shares of our Class A common stock at an exercise price of $5.05 per share during the year ended December 31, 2019.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, certain employees, and their friends and family members, as well as certain of our partners and clients.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Additionally, except in the case of shares purchased by any director or officer, shares purchased through the directed share program will not be subject to a lock-up restriction. Other than the underwriting discount described on the front covered of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

Executive Compensation

We have granted stock options to our executive officers. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2020 Year-End” for a description of these stock options.

Exchange Agreements

To facilitate the Class B Stock Exchange, we have entered into exchange agreements with the Class B Stockholders and certain related entities, pursuant to which immediately following the effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, all outstanding shares of our Class A common stock beneficially owned by the Class B Stockholders (after giving effect to the Capital Stock Conversions) and certain related entities will automatically be exchanged for an equivalent number of shares of our Class B common stock. In addition, following the completion of this offering, and pursuant to an Equity Award Exchange Agreement entered into between us and Herald Chen, Mr. Chen will have a right (but not an obligation), to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. This Equity Award Exchange applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of our amended and restated certificate of incorporation. There are 2,360,400 shares of our Class A common stock subject to options held by Mr. Chen that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock following this offering.

Other Transactions

In February 2021, we repurchased 153,541 and 60,968 shares from Mr. Chen and Ms. Valenzuela for aggregate purchase prices of $12.3 million and $4.9 million, respectively.

Cookie Monster Capital, LLC (Cookie Monster) is a mobile game developer owned by Eduardo Vivas, a member of our board of directors. We published an App developed by Cookie Monster under a game assignment and revenue share agreement entered in October 2020. In 2021, we have made payments to Cookie Monster in the amount of $0.1 million.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Limitation of Liability and Indemnification of Officers and Directors

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of February 28, 2021, and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholder in this offering assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A and Class B common stock; and

•	the selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 185,470,265 shares of our Class A common stock outstanding, 150,268,022 shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of February 28, 2021 (assuming the Capital Stock Conversions and Class B Stock Exchange had occurred on such date).

We have based our calculation of the percentage of beneficial ownership and voting power after this offering on the foregoing numbers of shares after adjusting for sales by us and the selling stockholder in our initial public offering, resulting in a total of (i) 210,470,265 shares of our Class A common stock and 147,768,022 shares of our Class B common stock, assuming no exercise by the underwriters of their over-allotment option from the selling stockholder and (ii) 214,220,265 shares of our Class A common stock and 144,018,022 shares of our Class B common stock, assuming full exercise by the underwriters of their over-allotment option from the selling stockholder.

We have deemed shares of our Class A common stock and Class B common stock (after giving effect to the Equity Award Exchange Agreement) subject to stock options that, as of February 28, 2021, were currently exercisable or scheduled to vest and become exercisable within 60 days to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person.

The table below does not reflect any shares of Class A common stock that may be purchased in this offering, including through our directed share program described in the section titled “Underwriters (Conflicts of Interest)—Directed Share Program.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Applovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304.

	Beneficial Ownership Prior to this Offering				% of Total Voting Power Before the Offering	Class A Shares Being Offered (No Option Exercise)	Beneficial Ownership After this Offering (No Option Exercise)				% of Total Voting Power After the Offering (No Option Exercise)	Class A Shares Being Offered (Full Option Exercise)	Beneficial Ownership After this Offering (Full Option Exercise)				% of Total Voting Power After the Offering (Full Option Exercise)
	Class A		Class B				Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%			Shares	%	Shares	%
Executive Officers and Directors:
Adam Foroughi(1)	—	—	27,936,907	18.6	17.5	—	—	—	27,936,907	18.9	17.6	—	—	—	27,936,907	19.4	18.1
Katie Jensen(2)	1,442,016	*	—	—	*	—	1,422,016	*	—	—	*	—	1,442,016	*	—	—	*
Victoria Valenzuela(3)	779,032	*	—	—	*	—	779,032	*	—	—	*	—	779,032	*	—	—	*
Craig Billings(4)	33,950	*	—	—	*	—	33,950	*	—	—	*	—	33,950	*	—	—	*
Herald Chen(5)	—	—	4,646,459	3.0	2.9	—	—	—	4,646,459	3.1	2.9	—	—	—	4,646,459	3.2	3.0
Margaret Georgiadis(6)	206,000	*	—	—	*	—	206,000	*	—	—	*	—	206,000	*	—	—	*
Edward Oberwager	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Eduardo Vivas	10,865,818	5.9	—	—	*	—	10,865,818	5.2	—	—	*	—	10,865,818	5.1	—	—	*
Cathy Sun	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)(7)	15,891,752	8.5	32,583,366	21.3	20.6	—	15,891,752	7.5	32,583,366	21.7	20.8	—	15,891,752	7.4	32,583,366	22.3	21.2
Shares to be subject to the Voting Agreement(8)	—	—	152,668,022	100	94.3	2,500,000	—	—	150,168,022	100	93.5	6,250,000	—	—	146,418,022	100	93.2
5% Stockholders:
KKR Denali Holdings L.P.(9)	—	—	110,550,489	73.6	69.3	2,500,000	—	—	108,050,489	73.1	68.3	6,250,000	—	—	104,300,489	72.4	67.4
Hontai App Fund Limited Partnership(10)	26,167,242	14.1	—	—	*	—	26,167,242	12.4	—	—	*	—	26,167,242	12.2	—	—	*
Angel Pride Holdings Limited(11)	26,021,583	14.0	—	—	*	—	26,021,583	12.4	—	—	*	—	26,021,583	12.1	—	—	*
John Krystynak	24,062,858	13.0	—	—	*	—	24,062,858	11.4	—	—	*	—	24,062,858	11.2	—	—	*
Andrew Karam	21,957,897	11.8	—	—	*	—	21,957,897	10.4	—	—	*	—	21,957,897	10.3	—	—	*
Entities affiliated with Nimble Ventures(12)	11,480,000	6.2	—	—	*	—	11,480,000	5.5	—	—	*	—	11,480,000	5.4	—	—	*

*	Represents beneficial ownership or voting power of less than 1%.
(1)

Mr. Foroughi, Mr. Chen, and KKR Denali (collectively, with certain affiliates, the Class B Stockholders), have entered into the Voting Agreement, pursuant to which two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) will have the authority to direct the vote of all shares of Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

(2)

Consists of (i) 1,230,000 shares of Class A common stock held by Ms. Jansen, (ii) 137,016 shares of Class A common stock held by The Jansen Family Trust, for which Ms. Jansen serves as trustee, and (iii) 75,000 shares subject to stock options exercisable within 60 days of February 28, 2021.

(3)	Consists of (i) 591,532 shares of Class A common stock held by Ms. Valenzuela and (ii) 187,500 shares subject to stock options exercisable within 60 days of February 28, 2021.
(4)

Consists of (i) 7,400 shares held by The CSB 2012 Living Trust, for which Mr. Billings serves as trustee, (ii) 5,550 shares held by The CMB 2016 Trust, for which Mr. Billings’ spouse serves as trustee, and (iii) 21,000 shares subject to stock options exercisable within 60 days of February 28, 2021.

(5)

Consists of (i) 1,946,459 shares of Class B common stock held by Mr. Chen, (ii) 300,000 shares of Class B common stock held by The Chen Family 2012 Irrevocable Trust, Herald Y. & Mei K. Chen as Trustees, for which Mr. Chen and his spouse serve as trustees, and (iii) 2,400,000 shares of Class B common stock subject to stock options exercisable within 60 days of February 28, 2021 (after giving effect to the Equity Award Exchange Agreement). Subsequent to February 28, 2021, Mr. Chen exercised options to purchase 39,600 shares of Class A common stock, which shares would increase the number of shares in clause (i) of the prior sentence and decrease the number of shares in clause (iii) of the prior sentence by the same amount. The Class B Stockholders have entered into the Voting Agreement, pursuant to which two of the three Class B Stockholders (one of which must be Mr. Foroughi) will have the authority to direct the vote and vote the shares of all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

(6)	Consists of (i) 21,000 shares held by Ms. Georgiadis and (ii) 185,000 shares held by Blue Sage Partners, LLC, for which Ms. Georgiadis and her spouse share voting and dispositive power.
(7)

Consists of (i) 15,202,251 shares of Class A common stock and 30,183,366 shares of Class B common stock (assuming the occurrence of the Class B Stock Exchange as of February 28, 2021) beneficially owned by our executive officers and directors, and (ii) 689,501 shares of Class A common stock and 2,400,000 shares of Class B common stock subject to stock options exercisable within 60 days of February 28, 2021. Subsequent to February 28, 2021, Mr. Shikin exercised options to purchase 39,600 shares of Class A common stock, and Mr. Chen exercised options as described in footnote 5 above.

(8)

Consists of (i) 150,268,022 shares of Class B common stock (assuming the occurrence of the Class B Stock Exchange as of February 28, 2021) beneficially owned by the Class B Stockholders, and (ii) 2,400,000 shares of Class B common stock subject to stock options exercisable within 60 days of February 28, 2021 by the Class B Stockholders.

(9)

Consists of 110,550,489 shares of Class B common stock directly owned by KKR Denali. Each of KKR Denali Holdings GP LLC (as the general partner of KKR Denali); KKR Americas Fund XII L.P. (as the managing member of KKR Denali Holdings GP LLC); KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.); KKR Americas XII Limited (as general partner of KKR Associates Americas XII L.P.); KKR Group Partnership L.P. (as sole member of KKR Americas XII Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The Class B Stockholders have entered into the Voting Agreement, pursuant to which two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) will have the authority to direct the vote and vote the shares of all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(10)

Consists of 26,167,242 shares of Class A common stock directly owned by Hontai App Fund Limited Partnership. The general partner of Hontai App Fund Limited Partnership is Hontai Capital Cayman Inc. and the controlling stockholder of Hontai Capital Cayman Inc. is Yunjoy Capital Cayman Inc. Each of Hontai App Fund Limited Partnership, Hontai Capital Cayman Inc. and Yunjoy Capital Cayman Inc. may be deemed to have voting or dispositive power with respect to the shares and the address for each is c/o Maricorp Services Ltd., P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

(11)	Consists of 26,021,583 shares of Class A common stock held by Angel Pride Holdings Limited, or Angel Pride. Tang Ling is the shareholder and sole director of Angel Pride.
(12)

Consists of (i) 150,000 shares of Class A common stock held by Nimble Partners Fund I, LP (NP Fund I), (ii) 665,271 shares of Class A common stock held by Nimble Partners Opportunities, L.P.—Series 1 (NP Opp Series 1), (iii) 684,729 shares of Class A common stock held by Nimble Partners Opportunities, L.P.—Series 2 (NP Opp Series 2 and, together with NP Fund I and NP Opp Series 1, the NP Funds), and (iv) 9,980,000 shares of Class A common stock held by Nimble Ventures, LLC. The investment manager for the NP Funds is Nimble Partners, LLC. Mr. John H. Burbank III has sole voting and investment power over Nimble Ventures, LLC. The members of the investment committee of Nimble Partners, LLC, are Mr. Burbank, Ken Wallace, Seth Spalding and Julie Kim, each of whom disclaim beneficial ownership of the shares held by the NP Funds except to the extent of any pecuniary interest therein. The address for each of these persons and entities is 1 Letterman Drive, Building A, Suite 4900, San Francisco, CA 94129.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 1,950,000,000 shares of capital stock, $0.00003 par value per share, of which:

•	1,500,000,000 shares are designated as Class A common stock;

•	200,000,000 shares are designated as Class B common stock;

•	150,000,000 shares are designated as Class C common stock; and

•	100,000,000 shares are designated as preferred stock.

Assuming the occurrence, as if each had occurred on December 31, 2020, of (i) the Capital Stock Conversions and (ii) the Class B Stock Exchange, as of December 31, 2020, there were 185,033,746 shares of our Class A common stock outstanding, held by 310 stockholders of record, 150,421,563 shares of our Class B common stock outstanding, held by 10 stockholders of record, no shares of our Class C common stock outstanding, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the Nasdaq listing standards, to issue additional shares of our Class A common stock and Class C common stock. Until the Final Conversion Date, any issuance of additional shares of Class B common stock, other than pursuant to agreements outstanding as of the date of this offering, requires the approval of the holders of at least two-thirds of the outstanding shares of Class B common stock voting as a separate class.

Common Stock

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our

Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date, approval of at least two-thirds of the outstanding shares of our Class B common stock voting as a separate class will be required to amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of the amended and restated certificate of incorporation to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Following the completion of this offering, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in our amended and restated certificate of incorporation, including transfers for estate planning, transfers among KKR Denali and its affiliates, or other transfers among the Class B Stockholders. Withdrawal from the Voting Agreement constitutes a transfer.

Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which (i) the Voting Agreement is terminated or (ii) Adam Foroughi is no longer involved with us as a member of our board of directors or as an executive officer.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2020, we had outstanding options to purchase an aggregate of 20,867,025 shares of our Class A common stock, with a weighted-average exercise price of approximately $6.25 per share, which includes outstanding options of held by the Mr. Chen subject to the Equity Award Exchange. There are 2,360,400 shares of our Class A common stock subject to options held by Mr. Chen that may be exchanged, upon exercise and pursuant to the Equity Award Exchange, for an equivalent number of shares of our Class B common stock following this offering.

Warrants

As of December 31, 2020, we had outstanding warrants to purchase an aggregate of 7,424,256 shares of our Class A common stock, with a weighted-average exercise price of approximately $11.48 per share.

Voting Agreement

The Class B Stockholders have entered into the Voting Agreement, which will cover an aggregate of up to 93.4% of the voting power of our outstanding capital stock following this offering.

The Voting Agreement provides that all shares of Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (the Key Holders) (one of which must be

Mr. Foroughi). In the event that Mr. Chen or KKR Denali is no longer party to the Voting Agreement, all shares of Class B common stock subject to the Voting Agreement will be voted by the mutual decision of the remaining parties, or, if the parties disagree, the shares of Class B common stock will be voted by each party in their own discretion. If Mr. Chen is no longer party to the Voting Agreement, Mr. Foroughi and KKR Denali may, upon mutual agreement, permit a then-member of management become a party to the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the Final Conversion Date, (ii) the liquidation, winding up, or dissolution of the Company, (iii) the consent of a majority of the Key Holders then party to the Voting Agreement (one of which must be Mr. Foroughi), (iv) the date that Mr. Foroughi is no longer a member of management or the board of directors, or (v) the date that Mr. Foroughi withdraws from the Voting Agreement.

Director Nominations Agreement

In connection with this offering, we have entered into the Director Nominations Agreement with KKR Denali. The Director Nominations Agreement grants KKR Denali the right to nominate to our board of directors one designee as long as KKR Denali and its affiliates collectively beneficially own at least 25% of the shares of the Class B common stock that KKR Denali held immediately prior to this offering. In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a KKR Denali director designee, KKR Denali shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new KKR Denali director-designee.

Further, for so long as KKR Denali and its affiliates hold at least 5% of the outstanding shares of our common stock, one of the candidates selected by the nominating and corporate governance committee for nomination to our board of directors shall be subject to the approval of KKR Denali prior to the nomination of such candidate for election by our stockholders.

Adjust Convertible Securities

In connection with our pending acquisition of Adjust, we expect to issue convertible securities that are convertible into an aggregate number of shares of our Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of our Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day our Class A common stock is first traded on the Nasdaq Global Select Market. The convertible securities convert automatically, without any further action by the holders. The convertible securities do not entitle the holders to any voting rights or other rights as a stockholder prior to conversion.

Assuming the volume-weighted average trading price per share of our Class A common stock for the selected 10 consecutive full trading day period is $80.00, which is the initial public offering price per share, we expect to issue 4,400,000 shares of our Class A common stock upon conversion of these convertible securities. For illustrative purposes only, the table below shows the number of shares of our Class A common stock that would be issuable at various conversion prices:

Assumed Conversion Price	Shares of Class A Common Stock Issuable Upon Conversion of Convertible Securities
$70.00	5,028,571
$75.00	4,693,333
$80.00	4,400,000
$85.00	4,141,176
$90.00	3,911,111

Athena Convertible Security

In November 2020, we issued a convertible security in connection with a strategic partnership with Athena FZE. Such security is convertible into shares of our Class A common stock starting 61 days following this offering. The convertible security may be converted, at the option of the holder, into a number of shares of our Class A Common Stock equal to $40.0 million divided by a conversion price equal to (i) the preceding 20-day volume-weighted average trading price per share of Class A Common Stock multiplied by (ii) 0.8. If any portion of the convertible security is converted by November 12, 2021, we have agreed to redeem in cash such remaining portion of the convertible security. If the holder does not convert the entire maximum conversion amount by November 18, 2021, we are required to redeem the remaining conversion amount for cash. If this offering does not close on or prior to November 18, 2021, we are required to redeem the convertible security for $40.0 million in cash. The convertible security does not entitle the holder to any voting rights or other rights as a stockholder prior to conversion.

Assuming the preceding 20-day volume-weighted average trading price per share of our Class A common stock is $64.00, which is the initial public offering price per share multiplied by 0.8, and the convertible security is converted in full, the convertible security would convert into 625,000 shares of our Class A common stock. For illustrative purposes only, the table below shows the number of shares of our Class A common stock that would be issuable upon conversion of the convertible security at various conversion prices:

Assumed Conversion Price	Shares of Class A Common Stock Issuable Upon Conversion of Convertible Security
$56.00	714,285
$60.00	666,666
$64.00	625,000
$68.00	588,235
$72.00	555,555

Registration Rights

After the completion of this offering, the holders of up to 210.9 million shares of our Class A common stock (including shares issuable upon conversion of shares of our Class B common stock and the exercise of certain warrants), or certain transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Holders of shares of our Class A common stock issued upon conversion of the convertible securities to be issued in connection with our pending acquisition of Adjust will also be entitled to these rights with respect to such shares. We refer to such parties as holders in this subsection. These registration rights are contained in our IRA. We and certain holders of our capital stock are parties to our IRA. The registration rights set forth in our IRA shall terminate upon the earliest to occur of: (i) with respect to any particular holder, when such holder is able to sell without any restriction on volume or manner of sale in any three month period all of its shares pursuant to Rule 144 under the Securities Act or (ii) upon the consummation of a sale of the company. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include. Our stockholders have waived their rights under our IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.

Demand Registration Rights

After the completion of this offering, the holders will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of shares then registrable under our IRA can request that we register the offer and sale of any of their shares in an underwritten offering, if the anticipated aggregate offering price, net of underwriting discounts, selling commissions and stock transfer taxes, would exceed $50 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our Class A common stock or if such holders propose to dispose of shares that may be immediately registered on Form S-3 as described below.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock the holders will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to an equity incentive, stock option, stock purchase or similar plan, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares of our Class A common stock or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

The holders will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register any of their shares then registrable under our IRA on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $10 million. We will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to the public offering of our Class A common stock. Additionally, we will not be required to effect more than two registrations on Form S-3 within any 12-month period; provided, that if at any time we are eligible to file an automatic shelf registration statement and we do not have an effective automatic shelf registration statement for the benefit of KKR Denali, this sentence shall not limit the rights of KKR Denali to demand the filing of an automatic shelf registration statement.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a multi-class common stock structure, as a result of which the Class B Stockholders will collectively hold 93.4% of the voting power of our outstanding capital stock. The Class B Stockholders have entered into a voting agreement whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Class B Stockholders, in particular, Mr. Foroughi, Mr. Chen, and KKR Denali will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

Separate Class B Vote for Certain Transactions

Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affect the rights of our Class B common stock. See the section titled “—Common Stock—Voting Rights.”

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that until the Voting Threshold Date, our stockholders may only take action by written consent if such action is first recommended or approved by our board of directors. After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, following the Voting Threshold Date, a holder or holders controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock. Our amended and restated bylaws will provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common voting together as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court, subject to applicable law Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note that stockholders cannot waive compliance (or consent to non-compliance) with the federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or stockholders or their respective affiliates, other than those directors who are our employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of KKR Denali, any of its affiliates, or any director who is not employed by us or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of KKR Denali or any of its affiliates, or any director who is not employed by us or his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to legally and contractually undertake the opportunity, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “APP”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Agreement

General

On August 15, 2018, we entered into a credit agreement with the lenders party thereto and Bank of America, N.A., as administrative agent for the lenders (the Credit Agreement; as amended, the Amended Credit Agreement), which provided for $820.0 million of senior secured term loans (the Closing Term Loans) and a $50.0 million senior secured revolving loan facility. The Credit Agreement was amended on April 23, 2019 to increase the senior secured term loan facility by $400.0 million to an aggregate principal amount of $1.22 billion (together with the Closing Term Loans, the Initial Term Loans). The Credit Agreement was further amended on April 27, 2020 to modify certain negative covenants contained therein. The Credit Agreement was further amended on May 6, 2020 (the Third Amendment) to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.52 billion (the Third Amendment Term Loans and together with the Initial Term Loans, the Term Loans). The Credit Agreement was further amended on October 27, 2020 to add an additional $541.7 million in aggregate principal amount of revolving commitments and reduce the existing commitments by $1.7 million, increasing the total revolving commitments to $590.0 million, reduce the interest rate on the revolving loans, and extend the maturity date of the revolving loans. As of October 27, 2020, the aggregate principal amount of the senior term loan facility under the Amended Credit Agreement was $1.52 billion and the aggregate principal amount of the revolving loan commitments under the Credit Agreement was $590.0 million (the Revolving Credit Facility). The revolving loan facility has a $50.0 million letter of credit sublimit.

The Credit Agreement was further amended on February 12, 2021 to, among other things, increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total revolving commitments to $600.0 million, and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as the Initial Term Loans. On March 31, 2021, we borrowed an additional $250.0 million under our revolving credit facility and following such draw down we had an aggregate amount of $400.0 million outstanding under this facility.

As of December 31, 2020, our total outstanding indebtedness under the Amended Credit Agreement was $1.64 billion, consisting of $1.49 billion of outstanding term loans and $150.0 million of outstanding revolving loans.

The Amended Credit Agreement provides us with the right to request additional commitments for new incremental term loans and revolving loans, in an aggregate principal amount that can be incurred without causing (x) if such indebtedness is secured by a lien on an equal priority basis with the liens securing the obligations under the Amended Credit Agreement (1) the consolidated first lien secured debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to exceed 4.50 to 1.00 or (2) if such indebtedness is incurred to consummate a permitted acquisition or other permitted investment, the consolidated first lien secured debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to exceed the greater of (A) 4.50 to 1.00 or (B) the consolidated first lien secured debt to consolidated EBITDA ratio immediately prior to the consummation of such permitted acquisition or other permitted investment; (y) if such indebtedness is secured by a lien on a junior priority basis with the liens securing the obligations under the Amended Credit Agreement either (1) (A) the consolidated senior secured debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to exceed 6.25 to 1.00 or (B) if such indebtedness is incurred to consummate a permitted acquisition or other permitted investment, the consolidated senior secured debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to exceed the greater of (I) 6.25 to 1.00 or (II) the consolidated senior secured debt to consolidated EBITDA ratio immediately prior to the consummation of such permitted acquisition or other permitted investment or (2) either (A) the fixed charge coverage ratio after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to be less than 2.00 to 1.00 or (B) if such indebtedness is incurred to consummate a permitted acquisition or other permitted investment, the fixed charge coverage ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to be less than the lesser of (I) 2.00 to 1.00 or (II) the fixed charge coverage ratio immediately prior to the consummation of such permitted acquisition or other permitted investment; or (z) if such indebtedness is unsecured either (1) either (A) the consolidated total debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis to exceed 6.25 to 1.00 or (B) if such indebtedness is incurred to consummate a permitted acquisition or other permitted investment, the consolidated total debt to consolidated EBITDA ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to exceed the greater of (I) 6.25 to 1.00 or (II) the consolidated total debt to consolidated EBITDA ratio immediately prior to the consummation of such permitted acquisition or other permitted investment or (2) either (A) the fixed charge coverage ratio after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to be less than 2.00 to 1.00 or (B) if such indebtedness is incurred to consummate a permitted acquisition or other permitted investment, the fixed charge coverage ratio, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, on a pro forma basis, to be less than the lesser of (I) 2.00 to 1.00 or (II) the fixed charge coverage ratio immediately prior to the consummation of such permitted acquisition or other permitted investment; plus, the sum of (x) the greater of (i) $180 million and (ii) consolidated EBITDA on a pro forma basis for the most recently ended period of four fiscal quarters for which financial statements are available prior to such date of determination and (y) the aggregate amount of voluntary prepayments of loans. Certain debt obligations outside of the Amended Credit Agreement are counted against the availability amount for incremental loans. Such incremental loans are uncommitted and subject to certain minimum amount requirements.

The Revolving Loan Facility will mature on February 15, 2025 and the Term Loans will mature on August 15, 2025.

Amortization, Interest Rates, and Fees

As of December 31, 2020, the Amended Credit Agreement required equal quarterly repayments of (i) with respect to the Initial Term Loans, $3.1 million and (ii) with respect to the Third Amendment Term Loans, 0.25% of the aggregate principal amount of the Third Amendment Term Loans made on the effective date of the Third Amendment.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (i) an adjusted LIBOR rate for a specified interest period plus an applicable margin of 2.50% (which steps down to 2.25% after the consummation of this offering) or (ii) a base rate plus an applicable margin of 1.50% (which steps down to 1.25% after the consummation of this offering). The applicable margins for LIBOR rate and base rate borrowings are subject to reductions to 2.25% and 1.25% (2.00% and 1.00%, after the consummation of this offering), respectively, based on our consolidated first lien secured debt to consolidated EBITDA ratio. The LIBOR rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.00%.

The Initial Term Loans bear interest at a floating rate which can be, at our option, either (i) an adjusted LIBOR rate for a specified interest period plus an applicable margin of 3.75% (which steps down to 3.50% after the consummation of this offering) or (ii) a base rate plus an applicable margin of 2.75% (which steps down to 2.50% after the consummation of this offering). The applicable margins for LIBOR rate and base rate borrowings are subject to reductions to 3.50% and 2.50% (3.25% and 2.25%, after the consummation of this offering), respectively, based on our consolidated first lien secured debt to consolidated EBITDA ratio. The LIBOR rate applicable to the Initial Term Loans is subject to a “floor” of 0.00%.

The Third Amendment Term Loans bear interest at a rate which can be, at our option, either (i) an adjusted LIBOR rate for a specified interest period plus an applicable margin of 4.00% (which steps down to 3.75% after the consummation of this offering) or (ii) a base rate plus an applicable margin of 3.00% (which steps down to 2.75% after the consummation of this offering). The LIBOR rate applicable to the Third Amendment Term Loans is subject to a “floor” of 0.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.50%, (ii) the rate of interest in effect for such day as publicly announced by the administrative agent as its “prime rate,” and (iii) the adjusted LIBOR rate for a one-month interest period, plus 1.00%.

In addition to paying interest on loans outstanding under the Revolving Credit Facility and the Term Loans, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to reductions to 0.375% per annum and 0.25% per annum based on our consolidated first lien secured debt to consolidated EBITDA ratio. We are also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin for LIBOR loans under the Revolving Credit Facility on a per annum basis. We are also required to pay customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or Term Loans at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to LIBOR loans. Amounts prepaid under the Revolving Credit Facility may subsequently be reborrowed.

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The Amended Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loans with:

•

100% of net cash proceeds above a threshold amount of certain asset sales, certain debt incurrences and casualty events, subject to, in the case of asset sales, casualty events, and sale leasebacks, (i) step-downs to (x) 50% if our consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 3.50 to 1.00, but greater than 2.50 to 1.00 and (y) 0% if our consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 2.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•

50% of annual excess cash flow above a threshold amount, subject to (i) a step-down to 25% if our consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 4.00 to 1.00, but greater than 3.50 to 1.00, and (ii) a step-down to 0% if our first lien net leverage ratio is less than or equal to 3.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $10 million in such fiscal year. The amount of excess cash flow is subject to certain deductions and exceptions, including a dollar-for-dollar reduction based on the amount of voluntary prepayments of Term Loans and loans under the Revolving Credit Facility (to the extent accompanied by a permanent commitment reduction); and

•	100% of the net cash proceeds of certain other debt incurrences.

Guarantees

Subject to certain exceptions, all obligations under the Amended Credit Agreement, including certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by certain of our existing and future direct and indirect subsidiaries (other than unrestricted subsidiaries, foreign subsidiaries, foreign subsidiary holding companies, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the Amended Credit Agreement are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s subsidiaries, subject to certain limitations and exceptions and (ii) substantially all of our and each guarantor’s tangible and intangible assets, in each case, subject to certain exceptions.

Certain Covenants

The Amended Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and certain of our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions;

•	sell, transfer, or otherwise dispose of assets;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions; and

•	create negative pledges or restrictions on the payment of dividends.

In addition, the Amended Credit Agreement includes a springing financial covenant solely with respect to the revolving credit facility which requires that for so long, as of the last day of the applicable test period, (i) the aggregate principal amount of all outstanding revolving credit loans plus (ii) the aggregate principal amount of all undrawn letters of credit in excess of $15 million then outstanding, exceeds 35.0% of the amount of the Revolving Credit Facility as of such date (the Revolving Credit Facility Test Condition), our consolidated first lien secured debt to consolidated EBITDA ratio cannot exceed 6.75 to 1.00, tested quarterly on the last day of any test period for which the Revolving Credit Facility Test Condition is applicable.

Events of Default

The Amended Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest, or other amounts (subject to grace periods); material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; invalidity of guarantees or grants of security interest; certain undischarged judgments; and change of control.

Definitive Agreement to Acquire Adjust

In February 2021, we signed a share purchase agreement with Adjust, which we amended and restated and then further amended in March 2021, to acquire all the outstanding shares of Adjust for an estimated purchase price of approximately $1.0 billion, consisting of, among other consideration, the assumption of up to $40.0 million in the aggregate of debt, accrued interest, and fees of Adjust, in each case upon the terms and subject to the conditions of the share purchase agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Definitive Agreement to Acquire Adjust” for a description of the share purchase agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020, we will have a total of 210,033,746 shares of our Class A common stock, 147,921,563 shares of our Class B common stock, and no shares of our Class C common stock outstanding. Of these outstanding shares, all 25,000,000 shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock (including shares issued upon conversion of our Class B common stock) will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares issued upon conversion of our Class B common stock) will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 25.0 million shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning on the first day our Class A common stock trades on the Nasdaq Global Select Market, approximately 6.5 million shares of our Class A common stock (including shares issuable upon exercise of certain options) held by current and former employees (as such term is defined for purposes of Form S-8), but excluding current executive officers and directors, will be immediately available for sale in the public market from time to time thereafter;

•

beginning on the Earnings-Related Release, approximately 68.7 million shares of our Class A common stock (including shares issuable upon exercise of certain options) will be immediately available for sale in the public market from time to time thereafter subject in some cases to the volume and other restrictions of Rule 144; and

•

beginning on the earlier of the Blackout-Related Release and 181 days after the date of this prospectus, all remaining shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will become eligible for sale in the public market, of which approximately 163.0 million shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We and all of our directors and executive officers, as well as the holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, during a period ending 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash, or otherwise; or (iv) or publicly disclose the intention to do any of the foregoing. See the section titled “Underwriters (Conflicts of Interest)” for additional information.

First Trading Day Release

The terms of the lock-up agreements release 15% of the shares of common stock (including shares issuable upon exercise of vested options) held as of the date of this prospectus by current and former employees (as such term is defined for purposes of Form S-8), but excluding current executive officers and directors, subject to the lock-up agreements at the commencement of trading on the first trading day on which our Class A common stock is traded on the Nasdaq Global Select Market.

Earnings-Related Release

The terms of the lock-up agreements release 20% of the shares held as of the date of this prospectus (and including shares issuable upon the exercise of options that are scheduled to be vested as of the date that is 90 days thereafter provided, however, the lock-up signatory continues to be a service provider to us through such date) subject to the lock-up agreements at the commencement of trading on the second trading day after we announce earnings for our second quarter of 2021. The Earnings-Related Release will not occur unless we have announced earnings, either through a major news service or on a Form 8-K, at least five trading days in advance of the date of such earnings announcement. This Earnings-Related Release will not apply to shares owned by any limited liability company, partnership, corporation, trust or other entity (including, without limitation, any investment fund), unless all of the equity interests and other economic interests in such entity are owned exclusively by lock-up signatory and immediate family members of such lock-up signatory.

Blackout-Related Release

To the extent not released on the First Trading Day Release or Earnings-Related Release described above, pursuant to the lock-up agreements, if (i) at least 120 days have elapsed since the date of this prospectus, and (ii) the lock-up period is scheduled to end during or within five trading days prior to a regularly-scheduled blackout period under our insider trading policy, the lock-up period will end 10 trading days prior to the commencement of such blackout period; provided that in the event the lock-up period will end during such period, we will notify the representatives of the date of the impending Blackout-Related Release promptly upon our determination of the date of the Blackout-Related Release and in any event at least seven trading days in advance of the date of the Blackout-Related Release, and will announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two trading days in advance of the Blackout-Related Release.

Final Lock-Up Expiration

Beginning 181 days after the date of this prospectus, the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will become eligible for sale in the public market.

The following table summarizes the potential lock-up expiration dates:

Type of Release	Conditions	Expiration Date	Shares Released
First Trading Day Release	Our Class A common stock begins trading on the Nasdaq Global Select Market	The first trading day on which our Class A common stock is traded on the Nasdaq Global Select Market	15% of the shares (approximately 6.5 million shares) subject to the lock-up agreements (including shares issuable upon exercise of vested options) held as of the date of this prospectus by current and former employees (as such term is defined for purposes of Form S-8), but excluding current executive officers and directors,

Earnings-Related Release	We have publicly announced earnings for a quarter after the 90th day following the date of this prospectus	The commencement of trading on the second trading day after we make such earnings announcement	20% of the shares (approximately 68.7 million shares) held as of the date of this prospectus (and including shares issuable upon exercise of options that are scheduled to be vested within 90 days thereafter) by each stockholder subject to the lock-up agreements

Blackout-Related Release

Both:

•   At least 120 days have elapsed since the date of this prospectus; and

•   The lock-up period is scheduled to end during or within five trading days prior to a regularly-scheduled blackout period under our insider trading policy

		The lock-up period will end 10 trading days prior to the commencement of the blackout period under our insider trading policy	All remaining shares

Final Lock-Up Expiration	Time-based condition	181 days after the date of this prospectus	All remaining shares

In addition, our executive officers, directors, and holders of a substantial majority of all of our capital stock and securities convertible into or exchangeable for our capital stock, except in certain cases to the extent they have otherwise signed lock-up agreements described above have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our Class A common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal 2,100,337 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to 210.9 million shares of our Class A common stock (including shares issuable upon conversion of shares of our Class B common stock and the exercise of certain warrants), or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. Holders of shares of our Class A common stock issued upon conversion of the convertible securities to be issued in connection with our pending acquisition of Adjust will also be entitled to these rights with respect to such shares. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the date of this prospectus to register shares of our Class A common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. In addition, we intend to file an additional registration statement on Form S-8 as soon as practicable after the date of this prospectus covering shares of Class A common stock issued pursuant to our 2011 Plan. This registration statement on Form S-8 will cover the shares released pursuant to the First Day Trading Release described above and permit the resale of such shares in the public market without restriction under the Securities Act. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR

CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, which may result in U.S. federal income tax consequences different from those set forth below. We have not requested a ruling from the U.S. Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•

controlled foreign corporations (as defined in Section 957 of the Code), passive foreign investment companies (as defined in Section 1297 of the Code) and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	partnerships, or entities or arrangements treated as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships, or other entities or arrangements treated as partnerships, that hold our Class A common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of our Class A common stock.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal gift or estate tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person under the applicable Treasury Regulations.

Distributions

We do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale or other disposition of property as described below under “—Gain on Disposition of Our Class A Common Stock.”

Except as otherwise described below in the paragraph on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. If we or another withholding agent over-withhold or if a non-U.S. holder does not timely provide us with the required documentation, but that qualifies for a reduced treaty rate, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

In order to receive a reduced treaty rate, you must timely provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe, and this discussion assumes, that we currently are not, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC at some point in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax treaty that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding generally will be reduced by the amount withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act (FATCA) as reflected in Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder, generally imposes U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The U.S. Treasury Department has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	6,800,000
J.P. Morgan Securities LLC	5,075,000
KKR Capital Markets LLC	2,800,000
BofA Securities, Inc.	2,800,000
Citigroup Global Markets Inc.	2,800,000
Credit Suisse Securities (USA) LLC	1,650,000
UBS Securities LLC	1,650,000
Oppenheimer & Co. Inc.	250,000
Stifel, Nicolaus & Company, Incorporated	250,000
Truist Securities, Inc.	250,000
William Blair & Company, L.L.C.	250,000
LionTree Advisors LLC	75,000
LUMA Securities LLC	75,000
Raine Securities LLC	75,000
Blaylock Van, LLC	50,000
Guzman & Company	50,000
R. Seelaus & Co., LLC	50,000
Roberts & Ryan Investments, Inc.	50,000

Total:	25,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 3,750,000 shares of Class A common stock from the selling stockholder.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$80.00	$2,000,000,000	$2,300,000,000
Underwriting discounts and commissions to be paid by us	$2.096	$47,160,000	$47,160,000
Underwriting discounts and commissions to be paid by the selling stockholder	$2.096	$5,240,000	$13,100,000
Proceeds, before expenses, to us	$77.904	$1,752,840,000	$1,752,840,000
Proceeds, before expenses, to selling stockholder	$77.904	$194,760,000	$486,900,000

The estimated offering expenses, exclusive of the underwriting discounts and commissions, are approximately $8.0 million. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $50,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the trading symbol “APP”.

We and all of our directors and executive officers, as well as the holders of substantially all of our outstanding equity securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters and subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash, or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters and subject to certain exceptions, we or such other person will not, during the lock-up period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

First Trading Day Release

The terms of the lock-up agreements release 15% of the shares of common stock (including shares issuable upon exercise of vested options) held as of the date of this prospectus by current and former employees (as such term is defined for purposes of Form S-8), but excluding current executive officers and directors, subject to the lock-up agreements at the commencement of trading on the first trading day on which our Class A common stock is traded on the Nasdaq Global Select Market.

Earnings-Related Release

The terms of the lock-up agreements release 20% of the shares held as of the date of this prospectus (and including shares issuable upon the exercise of options that are scheduled to be vested as of the date that is 90 days thereafter provided, however, the lock-up signatory continues to be a service provider to us through such date) subject to the lock-up agreements at the commencement of trading on the second trading day after we announce earnings for our second quarter of 2021. The Earnings-Related Release will not occur unless we have announced earnings, either through a major news service or on a Form 8-K, at least five trading days in advance of the date of such earnings announcement. This Earnings-Related Release will not apply to shares owned by any limited liability company, partnership, corporation, trust or other entity (including, without limitation, any investment fund), unless all of the equity interests and other economic interests in such entity are owned exclusively by the lock-up signatory and immediate family members of such lock-up signatory.

Blackout-Related Release

To the extent not released on the First Trading Day Release or Earnings-Related Release described above, pursuant to the lock-up agreements, if (i) at least 120 days have elapsed since the date of this prospectus, and (ii) the lock-up period is scheduled to end during or within five trading days prior to a regularly-scheduled blackout period under our insider trading policy, the lock-up period will end 10 trading days prior to the commencement of such blackout period; provided that in the event the lock-up period will end during such period, we will notify Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC of the date of the impending Blackout-Related Release promptly upon our determination of the date of the Blackout-Related Release and in any event at least seven trading days in advance of the date of the Blackout-Related Release, and will announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two trading days in advance of the Blackout-Related Release.

Final Lock-Up Expiration

Beginning 181 days after the date of this prospectus, the remainder of the shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) will become eligible for sale in the public market.

The restrictions described above do not apply in certain cases, including:

(i)

to transactions relating to shares of Class A common stock or other securities acquired from the underwriters in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act or other public announcement is required or voluntarily made during the lock-up period in connection with subsequent sales of Class A common stock or other securities acquired in this offering or in such open market transactions;

(ii)	to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (1) upon death or by will, testamentary document or intestate succession, (2) as a bona fide gift, charitable contribution or for bona fide estate planning purposes, (3) to an immediate family member of the lock-up signatory or to any trust for the direct or indirect benefit of the lock-up signatory or the immediate family of the lock-up signatory, or (4) if the lock-up signatory is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(iii)

if the lock-up signatory is a corporation, partnership, limited liability company, trust or other business entity, to (1) distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to its partners (general or limited), members, managers, stockholders or holders of similar equity interests in the lock-up signatory (or in each case, its nominee or custodian), or (2) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to another corporation, partnership, limited liability company, trust, or other business entity (or in each case, its nominee or custodian) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up signatory, or to any investment fund or other entity controlled or managed by the lock-up signatory;

(iv)

to transfers of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (iv); provided further that no other public announcement or filing is required or voluntarily made during the lock-up period;

(v)

to (1) the receipt by the lock-up signatory from us of shares of common stock upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under an equity incentive plan or other equity award arrangement described in this prospectus, or the exercise or conversion of warrants, convertible securities or other shares of convertible capital stock, or (2) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock upon a vesting or settlement event or upon the exercise of options, restricted stock units, warrants or other rights, on a “net exercise” or “cashless” basis, in each case, equity awards or warrants, and only in an amount necessary to cover the applicable exercise price or tax withholding obligations, including estimated taxes, of the lock-up signatory in connection with the vesting, to the extent permitted by the instruments representing such securities, options, restricted stock units or warrants (and any transfer necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding securities, options, restricted stock units or warrants (or the common stock issuable upon the exercise thereof) to us or our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations; provided that, (A) in the case of either (1) or (2), any shares of common stock received upon exercise, vesting or settlement of the security, option, restricted stock unit or warrant are subject to the terms of the lock-up agreements and (B) that in the case of either (1) or (2), no filing under Section 16(a) of the Exchange Act or other public announcement or filing will be required or will be voluntarily made within 60 days after the date of this prospectus, and after such 60th day, any filing under Section 16(a) of the Exchange Act during the lock-up period will clearly indicate in the footnotes thereto that (i) such transfer relates to the circumstances described in this clause (v) and (ii) no shares were sold by the reporting person; and (3) the shares of common stock received upon such vesting, settlement or exercise are subject to the terms of the lock-up agreements;

(vi)	to transfers to us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the repurchase by us from the lock-up signatory of shares of common stock or any security convertible into or exercisable or exchangeable for common stock at the lower of cost or fair market value pursuant to a repurchase right arising in connection with the termination of the lock-up signatory’s employment with or provision of services to us; provided that any public announcement or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (vi);

(vii)

to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction after the offering that is approved by our board of directors and made to all holders of common stock; provided that in the event the transaction is not completed, the common stock or securities convertible into or exercisable or exchangeable for common stock held by the lock-up signatory will remain subject to the lock-up agreements;

(viii)

to (1) the conversion of outstanding preferred stock into shares of common stock in connection with the consummation of this offering or (2) any conversion, reclassification, exchange or swap of preferred stock or common stock as described herein, provided that (A) such shares of common stock received upon conversion, reclassification, exchange or swap will remain subject to the terms of the lock-up agreements and (B) any filing required by Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (viii);

(ix)

to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that (1) such 10b5-1 plan does not provide for the transfer of common stock during the lock-up period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up signatory or us regarding the establishment of such 10b5-1 plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such 10b5-1 plan during the lock-up period;

(x)	to the sales of shares of common stock pursuant to the underwriting agreement; or

(xi)

provided that (A) in the case of any transfer or distribution pursuant to clauses (ii)-(iv), each donee, distributee, transferee or acquirer will sign and deliver a lock-up agreement and (B) in the case of any transfer or distribution pursuant to clauses (ii)-(iii), (1) no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of common stock, will be required or will be voluntarily made during the lock-up period and (2) such transfer or disposition will not involve a disposition for value.

The lockup restrictions described above do not apply to us with respect to certain transactions including (i) the sale of shares of Class A common stock to the underwriters pursuant to the underwriting agreement, (ii) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security, in each case outstanding on or prior to the execution of the underwriting agreement and described in this prospectus, (iii) grants of equity awards and the issuance of securities (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an employee benefit plan in effect as of the execution of the underwriting agreement and described in this prospectus, provided that any recipient of such common stock pursuant to this clause (iii) will enter into a lock-up agreement substantially in the form described above, (iv) the filing by us with the SEC of a registration statement on Form S-8 relating to the issuance, vesting, exercise, or settlement of equity awards granted or to be granted pursuant to any of our employee benefit plans in effect on or prior to the execution of the underwriting agreement and disclosed in this prospectus, (v) the establishment of a trading plan on behalf of our stockholders, officers, or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (a) such plan does not provide for the transfer of common stock during the lock-up period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the lock-up period, or (vi) the sale or issuance of or entry into an agreement to sell or issue, common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with one or more mergers; acquisition of securities, businesses, property or other assets, products or technologies; joint ventures; commercial relationships or other strategic corporate transactions or alliances, provided that the aggregate number of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (on an as-converted, as-exercised, or as-exchanged basis) that we may sell or issue pursuant to this clause (vi) shall not exceed 10% of the aggregate number of shares of our common stock issued and outstanding immediately following the completion of this offering determined on a fully-diluted basis. The limitation in clause (vi) will not apply to shares of common stock and securities convertible into common stock to be issued by us in connection with our acquisition of Adjust; provided that the number of shares of common stock issued thereunder will not exceed the quotient of $352.0 million and the preceding 15-day volume weighted average price per share of our Class A common stock measured as of the thirtieth (30) trading day following the first date our Class A common stock is traded on a national stock exchange.

On August 15, 2020, KKR Denali, an affiliate of KKR Capital Markets LLC, purchased 1,459,581 shares of our Class A common stock in a secondary transaction and is entitled to certain rights with respect to the registration of the offer and sale of such shares as described under the section titled “Description of Capital Stock—Registration Rights.”

These shares have been deemed to be underwriting compensation in connection with this offering pursuant to FINRA Rule 5110(c)(2) and are subject to a lock-up under FINRA Rule 5110(e)(1) pursuant to which the shares shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effectiveness or the commencement of sales of this offering, except as provided in FINRA Rule 5110(e)(2).

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Conflicts of Interest

KKR Denali Holdings L.P., an affiliate of KKR Capital Markets LLC, owns more than 10% of our outstanding common stock and is a party to the Voting Agreement and the Director Nominations Agreement. KKR Denali Holdings L.P. is also the selling stockholder in this offering. In addition, we intend to use approximately $400.0 million of the net proceeds from this offering to repay the entire outstanding amount under our revolving credit facility, under which an affiliate of KKR Capital Markets LLC is a lender. Because KKR Capital Markets LLC is an underwriter for this offering, it is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121(f)(5). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Since KKR Capital Markets LLC is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. KKR Capital Markets LLC will not confirm sales to discretionary accounts without the prior written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. See the sections titled and “Certain Relationships and Related Party Transactions” and “Description of Certain Indebtedness” for additional information.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Directed Share Program and Company Allocations

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price through a directed share program available to directors, officers, certain employees, and their friends and family members, as well as certain of our partners and clients. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Additionally, except in the case of shares purchased by any director or officer, shares purchased through the directed share program will not be subject to a lock-up restriction. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. The sales will be administered by Morgan Stanley & Co. LLC, an underwriter in this offering, except for sales to certain Canadian participants, which will be administered by Canaccord Genuity LLC as a dealer for such participants.

Three investors will receive allocations directed by us, representing an aggregate of 5,790,000 shares of our Class A common stock. These shares will not be subject to a lock-up agreement.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been determined by negotiations among us, the selling stockholder, and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a Relevant State), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (QII)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106

Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of Class A common stock.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common stock, offer, transfer, assign, or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Hong Kong

The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of Class A common stock or caused the shares of Class A common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of Class A common stock or cause the shares of Class A common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(d)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(e)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, Chapter 289 of Singapore, the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

China

This prospectus will not be circulated or distributed in the People’s Republic of China (PRC) and the shares of Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The shares of Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (FSCMA) and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (FETL). The shares of Class A common stock have not been listed on any securities exchange in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of Class A common stock. By the purchase of the shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of Class A common stock has been or will be registered with the Securities Commission of Malaysia (as used in this paragraph, the Commission) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares of Class A common stock, as principal, if the offer is on terms that the shares of Class A common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of Class A common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares of Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding, or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares of Class A common stock may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the Dubai Financial Services Authority.

Bermuda

Shares of Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The shares of Class A common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of

Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the South African Companies Act)) is being made in connection with the issue of the shares of Class A common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of Class A common stock are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

(i)	the offer, transfer, sale, renunciation, or delivery is to:

(a)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorised financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)

the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Chile

These shares of Class A common stock are privately offered in Chile pursuant to the provisions of law 18,045, the Securities Market Law of Chile, and Norma de Carácter General No. 336 (Rule 336), dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (the SVS), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in rule 216 of June 12, 2008 issued by the SVS.

Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:

1.	The initiation of the offer in Chile is April 7, 2021.

2.	The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

3.	The offer refers to securities that are not registered in the Registro de Valores (securities registry) or the Registro de Valores Extranjeros (foreign securities registry) of the SVS and therefore:

a.	The securities are not subject to the oversight of the SVS; and

b.	There issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

4.	The securities may not be publicly offered in Chile unless and until they are registered in the Securities Registry of the SVS.

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock have not been, and will not be, registered with the Comissão de Valores Mobiliários.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters have been represented by Fenwick & West LLP, Mountain View, California. An investment fund associated with Fenwick & West LLP owns less than 1% of our outstanding capital stock as of December 31, 2020.

EXPERTS

The financial statements of Applovin Corporation and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Machine Zone, Inc. as of December 31, 2018 and 2019 and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP (KPMG), independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

Applovin has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the inclusion of its audit report on Machine Zone, Inc.’s past financial statements included in this registration statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.applovin.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

APPLOVIN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Applovin Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Applovin Corporation and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), redeemable noncontrolling interest and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 2, 2021

We have served as the Company’s auditor since 2014.

Applovin Corporation

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2019	December 31, 2020

Assets
Current assets:
Cash and cash equivalents	$396,247	$317,235
Accounts receivable, net	161,346	296,964
Prepaid expenses and other current assets	28,628	48,795

Total current assets	586,221	662,994
Property and equipment, net	7,901	28,587
Operating lease right-of-use assets	14,895	84,336
Goodwill	137,121	249,773
Intangible assets, net	440,905	1,086,332
Other assets	15,442	42,571

Total assets	$1,202,485	$2,154,593

Liabilities, redeemable noncontrolling interest, and stockholders’ deficit
Current liabilities:
Accounts payable	$70,522	$147,275
Accrued liabilities	37,299	95,057
Licensed asset obligation	—	18,760
Short-term debt	12,210	15,210
Deferred revenue	8,198	86,886
Operating lease liabilities	2,510	22,206
Deferred acquisition costs, current	108,136	212,658

Total current liabilities	238,875	598,052
Non-current liabilities:
Long-term debt	1,168,374	1,583,990
Operating lease liabilities, noncurrent	12,745	71,755
Other non-current liabilities	39,058	59,032

Total liabilities	1,459,052	2,312,829
Commitments and contingencies (Note 5)
Redeemable noncontrolling interest	—	309
Stockholders’ deficit:
Convertible preferred stock, 109,090,908 shares authorized, issued, and outstanding at December 31, 2019 and 2020; respectively	399,589	399,589
Common stock A, $0.00003 par value—360,000,000 and 386,400,000 shares authorized, 177,593,772 and 183,800,251 shares issued and outstanding at December 31, 2019 and 2020, respectively	6	6
Common stock F, $0.00003 par value—43,200,000 shares authorized, 42,564,150 shares issued and outstanding at December 31, 2019 and 2020, respectively	1	1
Additional paid-in capital	235,190	453,655
Accumulated other comprehensive income (loss)	(4,140)	604
Accumulated deficit	(887,213)	(1,012,400)

Total stockholders’ deficit	(256,567)	(158,545)

Total liabilities, redeemable noncontrolling interest, and stockholders’ deficit	$1,202,485	$2,154,593

See Accompanying Notes to Consolidated Financial Statements.

Applovin Corporation

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years ended December 31,
	2019	2020
Revenue	$994,104	$1,451,086
Costs and expenses:
Cost of revenue	241,274	555,578
Sales and marketing	481,781	627,796
Research and development	44,966	180,652
General and administrative	31,712	66,431
Lease modification and abandonment of leasehold improvements	—	7,851
Extinguishments of acquisition-related contingent consideration	—	74,820

Total costs and expenses	799,733	1,513,128

Income (loss) from operations	194,371	(62,042)
Other income (expense):
Interest expense	(73,955)	(77,873)
Other income (expense), net	5,818	4,209

Total other income (expense)	(68,137)	(73,664)

Income (loss) before income taxes	126,234	(135,706)
Provision for (benefit from) income taxes	7,194	(9,772)

Net income (loss)	119,040	(125,934)
(Loss) attributable to noncontrolling interest	—	(747)

Net income (loss) attributable to common shareholders	119,040	(125,187)

Less: Income attributable to participating securities	(42,664)	—

Net income (loss) attributable to common stock—Basic	76,376	(125,187)

Net income (loss) attributable to common stock—Diluted	$76,561	$(125,187)

Net income (loss) per share attributable to common stockholders:
Basic	$0.36	$(0.58)

Diluted	$0.36	$(0.58)

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:
Basic	210,937,147	214,936,545

Diluted	212,365,429	214,936,545

See Accompanying Notes to Consolidated Financial Statements.

Applovin Corporation

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Years ended December 31,
	2019	2020
Net income (loss) attributable to common stockholders	$119,040	$(125,187)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(11)	579
Interest rate swap—(loss), net of tax provision (benefit) of $0.4 million and $1.7 million, respectively	(1,511)	4,165

Total other comprehensive income (loss)	(1,522)	4,744

Total comprehensive income (loss) attributable to common stockholders	$117,518	$(120,443)

See Accompanying Notes to Consolidated Financial Statements.

Applovin Corporation

Consolidated Statements of Redeemable Noncontrolling Interest and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable noncontrolling interest	Series A Preferred Stock		Class A Common Stock		Class F Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
		Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	$—	109,090,908	$399,589	135,881,937	$4	42,564,150	$1	$230,922	$(2,618)	$(1,006,253)	$(378,355)
Exercises and vesting of early exercised Class A common stock options	—	—	—	6,771,873	1	—	—	2,939	—	—	2,940
Issuance of Class A common stock in connection with acquisitions	—	—	—	3,267,792	—	—	—	192	—	—	192
Repurchase of unvested Class A common stock related to early exercised stock options	—	—	—	(8,595)	—	—	—	(11)	—	—	(11)
Repurchase of unvested restricted stock awards	—	—	—	(360,552)	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	(2,775,000)	—	—	—	(9,074)	—	—	(9,074)
Exercise of warrant	—	—	—	34,816,317	1	—	—	—	—	—	1
Stock-based compensation	—	—	—	—	—	—	—	10,222	—	—	10,222
Other comprehensive loss	—	—	—	—	—	—	—	—	(1,522)	—	(1,522)
Net income	—	—	—	—	—	—	—	—	—	119,040	119,040

Balance as of December 31, 2019	—	109,090,908	399,589	177,593,772	6	42,564,150	1	235,190	(4,140)	(887,213)	(256,567)
Exercises and vesting of early exercised Class A common stock options	—	—	—	3,559,168	—	—	—	2,303	—	—	2,303
Issuance of Class A common stock in connection with acquisitions	—	—	—	2,479,996	—	—	—	106,133	—	—	106,133
Issuance of Class A common stock	—	—	—	764,472	—	—	—	9,318	—	—	9,318
Repurchase of unvested Class A common stock related to early exercised stock options	—	—	—	(425,001)	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	(249,000)	—	—	—	(1,766)	—	—	(1,766)
Issuance of common stock warrants and options in connection with an acquisition	—	—	—	—	—	—	—	39,040	—	—	39,040
Issuance of common stock warrants in connection with lease modification	—	—	—	—	—	—	—	433	—	—	433
Acquisition of noncontrolling interest	2,556	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	61,504	—	—	61,504
Other comprehensive income	—	—	—	—	—	—	—	—	4,744	—	4,744
Issuance of Class A common stock in exchange for noncontrolling equity interest	(1,500)	—	—	76,844	—	—	—	1,500	—	—	1,500
Net loss	(747)	—	—	—	—	—	—	—	—	(125,187)	(125,187)

Balance as of December 31, 2020	$309	109,090,908	$399,589	183,800,251	$6	42,564,150	$1	$453,655	$604	$(1,012,400)	$(158,545)

See Accompanying Notes to Consolidated Financial Statements.

Applovin Corporation

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31
	2019	2020
Operating Activities
Net income (loss)	$119,040	$(125,934)
Adjustments to reconcile net income (loss) to operating activities:
Amortization, depreciation and write-offs	92,806	254,951
Amortization of debt issuance costs and discount	4,979	8,152
Stock-based compensation	10,222	62,387
Change in operating right-of-use asset	2,602	9,333
Lease modification and abandonment of leasehold improvements	—	7,851
Loss on extinguishments of acquisition related contingent consideration	—	74,820
Gain on embedded derivative	—	(5,680)
Change in the fair value remeasurement of convertible security	—	1,500
Change in the fair value of contingent consideration	—	442
Foreign exchange losses, net	14	2,097
Changes in operating assets and liabilities:
Accounts receivable	(33,524)	(113,234)
Prepaid expenses and other current assets	(19,867)	(13,289)
Other assets	(1,485)	(19,092)
Accounts payable	13,534	49,120
Operating lease liabilities	(2,242)	(8,812)
Accrued and other liabilities	5,661	2,783
Deferred revenue	6,722	35,488

Net cash provided by operating activities	198,462	222,883

Investing Activities
Purchase of property and equipment	(3,358)	(3,241)
Acquisitions, net of cash acquired	(404,196)	(674,650)
Purchase of non-marketable securities	(4,000)	(2,000)

Net cash used in investing activities	(411,554)	(679,891)

Financing Activities
Proceeds from debt issuance, net of issuance costs	388,859	481,273
Payments of debt principal	(11,208)	(64,295)
Payments of finance leases	(5,663)	(9,708)
Proceeds from exercise of stock options	2,637	2,303
Proceeds from issuance of common stock	—	9,318
Payments of deferred acquisition costs	(41,454)	(17,586)
Payments of licensed asset obligation	—	(18,940)
Repurchases of common stock	(11)	(1,766)
Payments of deferred IPO costs	—	(2,744)

Net cash provided by financing activities	333,160	377,855

Effect of exchange rate on changes on cash and cash equivalents	60	141

Net increase (decrease) in cash and cash equivalents	120,128	(79,012)
Cash and cash equivalents at beginning of the period	276,119	396,247

Cash and cash equivalents at end of the period	$396,247	$317,235

See Accompanying Notes to Consolidated Financial Statements.

Applovin Corporation

Consolidated Statement of Cash Flows

(In thousands)

	Years Ended December 31,
	2019	2020
Supplemental non-cash investing and financing activities disclosures:
Issuance of convertible security related to asset acquisition	$—	$45,000

Acquisitions of business through issuance of common stock and common stock warrants	$192	$38,167

Settlement of contingent consideration through issuance of common stock	$—	$31,422

Assets acquired under finance leases	$3,061	$7,475

Common stock issued in exchange for redeemable noncontrolling interest	$—	$1,500

Deferred IPO costs not yet paid	$—	$888

Accretion of interest on related party promissory notes	$48	$553

Common stock warrant issued in connection with lease modification	$—	$433

Repurchases of common stock from related parties financed by promissory notes	$9,074	$—

Interest expense offset by non-cash financing activities	$3,549	$—

Supplemental disclosure of cash flow information:
Cash paid for interest on debt	$62,278	$59,360

Cash paid for income taxes	$30,474	$12,666

See Accompanying Notes to Consolidated Financial Statements.

APPLOVIN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Applovin Corporation (the “Company” or “Applovin” or “we”) was incorporated in the state of Delaware on July 18, 2011. The Company is a leader in the mobile app industry with a focus on building a software-based platform for mobile app developers to improve the marketing and monetization of their apps. The Company also has a globally diversified portfolio of apps—free-to-play mobile games that it operates through its own or partner studios.

The Company’s operations are headquartered in Palo Alto, California, and has several operating locations in the U.S. as well as various international office locations in North America, Asia and Europe.

In May 2020, the Company amended its restated certificate of incorporation (“Restated Certificate of Incorporation”) to implement a 3-for-1 stock split of its common and preferred stock. The amendment also changed the par value in connection with the stock split and increased the number of authorized common stock shares. All disclosures of common shares, convertible preferred shares and per share data in the accompanying financial statements and related notes reflect the stock split for all periods presented.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Consolidated financial statements reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. We engage in business relationships with certain entities in the ordinary course of business to develop game Apps. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We evaluate our relationships with all VIEs on an ongoing basis. All intercompany transactions and balances have been eliminated upon consolidation.

Reclassification—Certain balances in previously issued consolidated financial statements have been reclassified to be consistent with the current period presentation. The reclassification had no impact on total financial position, net income (loss), or stockholder’s deficit.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, the Company evaluates its estimates, including those related to fair values of intangible assets and goodwill, useful lives of intangible assets and property and equipment, expected period of consumption of virtual goods, expected life of paying users, income and indirect taxes, contingent liabilities, evaluation of recoverability of intangible assets and long-lived assets, goodwill impairment, and fair value of derivatives and other financial instruments among others. The Company bases its estimates on assumptions, both historical and forward-looking, that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Risk and Uncertainties—The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. As of the issuance date of these consolidated financial statements, the Company’s results of operations have not been materially impacted. However, the future impact of the COVID-19 pandemic remains uncertain as the response to the pandemic is in its incipient stages and information is rapidly evolving. Economies worldwide have been negatively impacted by the COVID-19 pandemic. A weakened global economy may negatively impact in-app purchasing decisions and consumer buying decisions across the globe generally, which could adversely affect advertiser activity. The full impact of the COVID-19 pandemic on the global economy and the extent to which the pandemic may impact the Company’s business, financial condition, and results of operations in the future remains uncertain. The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. The Company’s future results of operations and liquidity could be adversely impacted by delays in payments of outstanding receivable amounts beyond normal payment terms and uncertain demand.

Revenue from Contracts with Customers—The Company generates Business and Consumer revenue. Business Revenue includes fees paid by mobile app advertisers that use the Company’s software (“Software”), and revenue generated from the sale of digital advertising inventory of the Company’s apps (“Apps”). Consumer Revenue consists of mobile in-app purchases (“IAPs”) made by users within Apps.

Business Revenue

Software provides the technology to match advertisers and third-party owners of digital advertising inventory (“Publishers”) via auctions at large scale and microsecond-level speeds. The pricing and terms for all mobile advertising arrangements are governed by the Company’s terms and conditions and generally stipulate payment terms of 30 days subsequent to the end of the month. The contract is fully cancellable at any time.

For Business Revenue generated through placement of advertisements on mobile applications owned by Publishers, the Company’s performance obligation is to provide an advertiser with access to Software which facilitates the advertiser’s purchase of advertising inventory from Publishers. The Company does not control the advertising inventory prior to its transfer to the advertiser, the Company’s customer, because the Company does not have the substantive ability to direct the use of, nor obtain substantially all of the remaining benefits from the advertising inventory. The Company is not primarily responsible for fulfillment and does not have any inventory risk. The Company is an agent as it relates to the sale of third-party advertising inventory and presents revenue on a net basis. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit with the advertiser less consideration paid or payable to Publishers.

Advertisers also purchase Apps advertising inventory either through Software or through third-party advertising networks (“Ad Networks”). Revenue from the sale of advertising inventory through Ad Networks is recognized net of the amounts retained by Ad Networks as the Company is unable to determine the gross amount paid by the advertisers to Ad Networks.

The Company recognizes mobile advertising revenue when the agreed upon action is completed or when the ad is displayed to users, depending on the agreed upon pricing mechanism with an advertiser or Ad Network. The number of advertisements delivered and completions of agreed upon actions is determined at the end of each month, which resolves any uncertainty in the transaction price during the reporting period.

Consumer Revenue

IAPs include fees collected from users for the purchase of virtual goods to enhance their gameplay experience. The identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items over the estimated period of time the virtual items are available to the user or until the virtual item is consumed. The Company categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action in gameplay; accordingly, the Company recognizes revenue from the sale of consumable virtual goods as the goods are consumed and the Company’s performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the user over an extended period of time; accordingly, the Company recognizes revenue from the sale of durable virtual goods ratably over the period of time the goods are available to the user and the Company’s performance obligation is satisfied, which is generally the estimated average user life (“EAUL”). Payment is required at the time of purchase and the purchase price is a fixed amount. Users make IAPs through the Company’s distribution partners. The transaction price is equal to the gross amount charged to users because the Company is the principal in the transaction. IAPs fees are non-refundable. Such payments are initially recorded to deferred revenue.

The EAUL represents the Company’s best estimate of the expected life of paying users for the applicable game. The EAUL begins when a user makes a first purchase of durable virtual goods and ends when a user is determined to be inactive. The Company determines the EAUL on a game-by-game basis. For a newly launched game that has limited playing data, the Company determines its EAUL based on the EAUL of a game that has sufficiently similar characteristics. The Company determines the EAUL on a quarterly basis and applies such calculated EAUL to all bookings in the respective quarter. Determining the EAUL is subjective and requires management’s judgment. Future playing patterns may differ from historical playing patterns, and therefore the EAUL may change in the future. The EAULs are generally between six and nine months.

The Company presents taxes collected from customers and remitted to governmental authorities on a net basis.

Disaggregation of Revenue

The following table present revenue disaggregated by type (in thousands):

	Year Ended December 31,
	2019	2020
Business Revenue	$595,948	$711,152
Consumer Revenue	398,156	739,934

Total Revenue	$994,104	$1,451,086

Revenue disaggregated by geography, based on user location, consists of the following (in thousands):

	Year Ended December 31,
	2019	2020
United States	$622,051	$895,987
United Kingdom	60,073	78,681
Rest of the World	311,980	476,418

Total Revenue	$994,104	$1,451,086

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of cash on deposit with banks and investments in money market funds with maturities of 90 days or less from the date of purchase.

Accounts Receivable, net—The Company records accounts receivable at the invoiced amount, maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables, and reviews accounts receivable periodically to identify specific customers with known disputes or collectability issues. As of December 31, 2019 and 2020, the allowance for doubtful accounts was not material.

Derivatives—The Company accounts for derivative instruments at fair value. Interest rate swaps may qualify as cash flow hedges. Changes in the interest rate swaps that qualify as cash flow hedges are recorded within accumulated other comprehensive income (loss). Amounts recorded within accumulated other comprehensive income (loss) are reclassified to earnings in a manner that matches the earnings impact of the hedged interest expense. The Company’s policy for classifying cash flows from derivatives is to report the cash flows consistent with the underlying hedged item.

Fair Value of Financial Instruments—The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3—Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Concentration of Credit Risk and Uncertainties—The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash deposits with large, reputable financial institutions. As of December 31, 2019 and 2020, the Company maintained cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limits. Cash equivalents consist of money market funds that are composed of U.S. Treasury and U.S. Government securities.

The Company’s accounts receivable balance is derived from both domestic and international sales. The Company reviews its exposure to accounts receivable credit risk and generally requires no collateral for its accounts receivable.

The Company uses various distribution partners to collect and remit payments from users of Apps for virtual goods. As of December 31, 2019, one distribution partner accounted for 12% of the accounts receivable, net. As of December 31, 2020, two distribution partners accounted for 20% and 13% of the accounts receivable, net.

No individual customer accounted for 10% or more of the Company’s accounts receivable or revenue during the years ended December 31, 2019 and 2020.

Property and Equipment, net—Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:

Useful Life
Computer equipment	3 - 5 years
Software and licenses	3 years
Furniture and fixtures	3 - 5 years
Leasehold improvements	Over the shorter of useful life (up to 10 years) or lease term

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

Deferred Offering Costs—Deferred offering costs, which consist primarily of accounting, legal and other fees directly attributable to the Company’s proposed initial public offering (“IPO”), are capitalized in other assets on the Company’s consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is aborted, the deferred offering costs will be expensed. There were nil and $3.6 million of deferred offering costs capitalized as of December 31, 2019 and 2020, respectively.

Segment Reporting—The Company’s chief operating decision-maker is the Chief Executive Officer who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, the Company has a single reportable and operating segment structure.

Asset Acquisitions and Business Combinations—The Company performs an initial test to determine whether substantially all of the fair value of the gross assets transferred are concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would not represent a business. If that test suggests that the set of assets and activities is a business, the Company then performs a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, the Company accounts for the transaction as a business combination.

For transactions accounted for as business combinations, the Company allocates the fair value of acquisition consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Acquisition consideration includes the fair value of any promised contingent consideration. The excess of the fair value of acquisition consideration over the fair value of acquired identifiable assets and liabilities is recorded as goodwill. Contingent consideration is remeasured to its fair value each reporting period with changes in the fair value of contingent consideration recorded in general and administrative expenses. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs are expensed as incurred.

For transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. The Company generally includes contingent consideration in the cost of the assets acquired only when the uncertainty is resolved. The Company recognizes contingent consideration adjustments to the cost of the acquired assets prospectively using the straight-line method over the remaining useful life of the assets. No goodwill is recognized in asset acquisitions.

Services and Development Agreements—The Company enters into strategic agreements with mobile gaming studios (“Partner Studios”). The Company has historically allowed these Partner Studios to continue their operations with a significant degree of autonomy. In some cases, the Company bought Apps from Partner Studios and entered into service and development agreements whereby Partner Studios provide support in improving existing Apps and developing new Apps. The substantial majority of payments associated with service agreements for existing Apps are expensed to research and development when the services are rendered as the payments primarily relate to developing enhancements for the Apps. Payments for new Apps associated with development agreements are generally made in connection with the development of a particular App, and therefore, the Company is subject to development risk prior to the release of the App. Accordingly, payments that are due prior to completion of an App are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of an App are generally capitalized and expensed as cost of revenue. See Note 6, “Acquisitions” for additional information.

Software Development Costs—The Company incurs development costs related to internal-use software and the development of Apps. The Company reviews software development costs on a quarterly basis to determine if the costs qualify for capitalization. As a result of an agile and iterative development process, the preliminary project stage remains ongoing until just prior to launch, at which time final feature selection occurs. As such, software development costs do not meet the criteria for capitalization and are expensed as incurred to research and development expenses. The Company did not capitalize any software development costs during the years ended December 31, 2019 and 2020.

Goodwill—Goodwill is allocated to reporting units and tested for impairment on an annual basis during the fourth quarter, or more frequently if the Company believes indicators of impairment exist. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. When conducting quantitative annual goodwill impairment assessments, the Company compares the fair value of its reporting units to their carrying value. If the carrying value of a reporting unit exceeds its fair value, then the Company records a goodwill impairment. Commencing January 1, 2019, the lesser of (i) the entire amount by which the carrying value of a reporting unit exceeds its fair value or (ii) the carrying value of goodwill allocated to such reporting unit is recorded as an impairment to goodwill. As of December 31, 2019 and 2020, no impairment of goodwill has been identified.

Intangible Assets—This consists of identifiable intangible assets, primarily Apps, user base, developed technology and intellectual property licenses resulting from acquisitions. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, generally 2 to 7 years. The Company’s estimates of useful lives of intangible assets are based on cash flow forecasts which incorporate various assumptions, including forecasted user acquisition costs, user attrition rates and level of user engagement.

Intangible assets also include costs of intellectual property that the Company licenses from third parties for use of their content in the Company’s game. The licensing agreements include license payments, which are due over the terms of the agreements. The Company recognizes these license payments as a license asset and a license obligation at the fair value on the contract date, based on a discounted cash flow model. The amortization of the licensed asset commences when the game with licensed content is launched and when licensed agreement is executed and is recorded in cost of revenue on a straight-line method over the remaining license terms or estimated useful life of the game with licensed content, whichever is shorter. The classification of the license obligations between current and long-term is based on the expected timing of the payments to the licensor.

Impairment of Long-Lived Assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. If such circumstances are present, the Company assesses the recoverability of the long-lived assets by comparing the carrying value to the undiscounted future cash flows associated with the related assets. If the future net undiscounted cash flows are less than the carrying value of the assets, the assets are considered impaired and an expense equal to the amount required to reduce the carrying value of the assets to the estimated fair value is recorded as an impairment of intangible assets in the consolidated statements of operations. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company’s business strategy and internal forecasts. For example, if future operating results do not meet current forecasts, the Company may be required to record future impairment charges for acquired intangible assets. Additional factors which significantly affect future cash flows related to long-lived assets include, but are not limited to, forecasted user acquisition costs, user attrition rates and level of user engagement. Significant changes in these factors may require the Company to reassess recoverability of long-lived assets and record impairment. Impairment charges could materially decrease future net income and result in lower asset values on the Company’s consolidated balance sheet. There were no material impairment charges recorded for the years ended December 31, 2019 and 2020.

Cost of Revenue—Cost of revenue consists primarily of third-party payment processing fees related to Consumer Revenue and paid to the Company’s distribution partners, amortization of intangible assets related to acquired technology and Apps, and expenses associated with operating network infrastructure which include bandwidth, energy, and other equipment costs related to the co-located data centers and costs for third-party cloud service providers.

Sales and Marketing—Sales and marketing expenses consist primarily of user acquisition costs, other advertising expenses, sales incentives, and amortization of acquired separately-identifiable user-related intangible assets. Related costs associated with these functions such as, marketing programs, travel, customer service costs as well as allocated facilities and information technology costs are also included in sales and marketing expenses. Costs for advertising are expensed as incurred. Advertising costs, which consist primarily of user acquisition costs, totaled $436.1 million and $550.9 million for the years ended December 31, 2019 and 2020, respectively.

Research and Development—Research and development expenses include new product development costs such as salaries and employee benefits, consulting costs, stock-based compensation, regulatory compliance costs as well as allocated facilities and information technology costs.

General and Administrative—General and administrative expenses include costs associated with the Company’s finance, accounting, legal, human resources, and administrative personnel. Related costs associated with these functions, such as attorney and accounting fees, recruiting services, administrative services, insurance, travel, as well as allocated facilities and information technology costs are also included in general and administrative expenses.

Stock-Based Compensation—The Company estimates the fair value of employee stock-based compensation awards on the grant date using the Black-Scholes option pricing model and recognizes the grant date fair value as compensation expense on a straight-line basis over the requisite service period. The Black-Scholes option pricing model requires use of various assumptions, including expected option life and expected stock price volatility. The Company determines the expected option life as the average of the options’ contractual term and the options’ vesting period. The Company estimates the options’ volatility using volatilities of public companies in a comparable industry, stage of life cycle, and size. The Company is using the straight-line method for recording stock-based compensation expense and recognizes forfeitures as they occur. The Company accounts for non-employee stock-based compensation awards similar to employee stock-based compensation awards. Additionally, stock-based compensation also includes liability classified options to employees that may be settled in the stock of one of the Company’s subsidiaries.

Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process in which determinations are made (1) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Foreign Currency Transactions—Generally, the functional currency of our international subsidiaries is the U.S. dollar. In cases where the functional currency is not the U.S. dollar, the Company translates the financial statements of these subsidiaries to U.S. dollars using the exchange rate at the prevailing consolidated balance sheet date for assets and liabilities, and average exchange rates during the period for revenue and costs and expenses. The Company records translation gains and losses in accumulated other comprehensive income (loss) as a component of stockholders’ equity. The Company reflects foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency, which includes gains and losses from the remeasurement of assets and liabilities, as a component of other income (expense), net.

Comprehensive Income (Loss)—Comprehensive income (loss) is composed of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of gains and losses on cash flow hedges and foreign currency translation adjustments.

Net Income (Loss) Per Share Attributable to Common Stockholders—Basic and diluted net income (loss) per share attributable to common stockholders is presented under the two-class method required for participating securities. The Company considers its convertible preferred stock, options exercised in exchange for nonrecourse promissory notes, early exercised unvested stock options and unvested restricted stock awards to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to convertible preferred stock, options exercised in exchange for nonrecourse promissory notes, early exercised unvested common stock options and unvested restricted stock awards as the holders of these instruments do not have a contractual obligation to share in the Company’s losses. Net income is attributed to common stockholders and participating securities based on their participation rights. Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options.

Noncontrolling Interests and Redeemable Noncontrolling Interests—For less-than-wholly-owned consolidated subsidiaries, noncontrolling interest is the portion of equity not attributable, directly or indirectly, to Applovin. We evaluate whether noncontrolling interests possess any redemption features outside of our control. If such features exist, the noncontrolling interests are presented outside of permanent equity on the consolidated balance sheets within redeemable noncontrolling interest. We report revenues, expenses and net income (loss) from less-than-wholly-owned consolidated subsidiaries at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests; the income or loss attributable to the noncontrolling interest holders is reflected in net income or loss attributable to noncontrolling interest on the consolidated statements of operation. Redeemable noncontrolling interests are adjusted to the greater of their fair value or carrying value as of each balance sheet date.

Recent Accounting Pronouncements (Issued and Not Yet Adopted)— In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU impacts various topic areas within ASC 740, including accounting for taxes under hybrid tax regimes, accounting for increases in goodwill, allocation of tax amounts to separate company financial statements within a group that files a consolidated tax return, intra period tax allocation, interim period accounting, and accounting for ownership changes in investments, among other minor codification improvements. These changes become effective for the Company on January 1, 2021. The Company is currently evaluating the potential impact of these changes.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. These changes become effective for the Company on January 1, 2021. The Company is currently evaluating the potential impact of these changes.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard eliminates beneficial conversion feature and cash conversion models resulting in more convertible instruments being accounted for as a single unit; and simplifies classification of debt on the balance sheet and earnings per share calculation. These changes will become effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact of these changes.

Recent Accounting Pronouncements (Issued and Adopted)—In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU and subsequently issued amendments require a lessee to recognize leases with the term greater than 12 months on the consolidated balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018, and early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Targeted Improvements—Leases (Topic 842). This update provides an optional transition method, by which entities may elect not to recast the comparative periods presented in financial statements in the period of adoption and recognize a cumulative effect adjustment in the period of adoption. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Company adopted the new standard as of January 1, 2019 using the optional transition method that provides for a cumulative-effect adjustment to retained earnings upon adoption. There was no impact on the Company’s accumulated deficit as of January 1, 2019 as a result of the adoption of this standard. On January 1, 2019, the adoption of the new lease standard resulted in the recognition of operating lease right-of-use assets of $10.1 million and operating lease liabilities, including operating lease liabilities—current and non-current, of $2.2 million and $7.9 million, respectively.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. This standard is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard on January 1, 2019 using the prospective transition approach, with no material financial statement impact upon adoption.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment change. ASU 2017-04 is effective prospectively for fiscal years, and the interim periods within those years, beginning after December 15, 2019 with early adoption permitted. The Company adopted the standard on January 1, 2019, with no material financial statement impact upon adoption.

In August 2017, the FASB issued ASU 2017-12 Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities, which improves the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities; and reduces the complexity of and simplifies the application of hedge accounting by preparers. This standard is effective for interim and annual reporting periods beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 with no material financial statement impact upon adoption.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This standard expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 with no material financial statement impact upon adoption.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which added a new impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including trade receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. The Company adopted ASU 2016-13 on January 1, 2020 with no material financial statement impact upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amended the fair value measurement guidance by removing or clarifying certain existing disclosure requirements, while also adding new disclosure requirements. Specifically, this update removed certain disclosures related to Level 1 and Level 2 transfers. It also removed the discussion regarding valuation processes of Level 3 fair value measurements. The update modifies guidance related to investments in certain entities that calculate net asset value to explicitly require disclosure regarding timing of liquidation of the investee’s assets and timing of redemption restrictions. The update adds disclosures around the changes in gains and losses in other comprehensive income for recurring Level 3 investments held at the end of the reporting period and adds disclosures regarding certain unobservable inputs on Level 3 fair value measurements. The Company adopted ASU 2018-13 on January 1, 2020 with no material financial statement impact upon adoption.

In March 2020, the FASB issued ASU No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848). The ASU provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU is effective for all companies as of March 12, 2020 through December 31, 2022. The FASB also issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope in January 2021. It clarifies that certain optional expedients and exceptions in Topic 848 apply to derivatives that are affected by the discounting transition. The amendments in this ASU affect the guidance in ASU No. 2020-04 and are effective in the same timeframe as ASU No. 2020-04. The Company elected to adopt this guidance prospectively as of March 31, 2020 as it has LIBOR-based contracts extending beyond the expected discontinuation of LIBOR, including its senior secured term loan facility and revolving credit facility. The adoption of this guidance did not materially impact the Company’s consolidated financial statements.

3. Fair Value Measurements

The following table sets forth the Company’s financial instruments that were measured at fair value by level within the fair value hierarchy on a recurring basis as of the dates indicated (in thousands):

			As of December 31, 2019
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Financial Asset:
Money market funds	Cash and cash equivalents	$340,532	$340,532	$—	$—

Financial Liability:
Interest rate swap	Accrued liabilities	$5,336	$—	$5,336	$—

			As of December 31, 2020
	Balance Sheet Location	Total	Level 1	Level 2	Level 3
Financial Assets:
Money market funds	Cash and cash equivalents	$6,413	$6,413	$—	$—
Embedded derivative	Long-term debt	5,680	—	—	5,680

Total financial assets		$12,093	$6,413	$—	$5,680

Financial Liability:
Convertible security	Deferred acquisition costs, current	$46,500	$—	$—	$46,500

Convertible Security

In November 2020, the Company issued a convertible security as part of the consideration exchanged for certain mobile game Apps acquired from an independent foreign-based mobile game developer, as discussed in Note 6. The Company has elected to account for the convertible security using the fair value option. Under the fair value option, the financial liability is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the convertible security was determined using the probability-weighted expected return method (“PWERM”). This valuation methodology is based on unobservable estimates and judgements, and therefore is classified as a Level 3 fair value measurement. The significant unobservable input used in the fair value measurement of the convertible security is the expected timing of occurrence of an IPO, which was estimated to be 50% and 25% probable of occurring in the first and second half of 2021, respectively, as of December 31, 2020. Fair value measurements are highly sensitive to changes in this input and significant changes in this input would result in a significantly higher or lower fair value. The fair value of the convertible security was determined to be $45 million as of the issuance date. For the year ended December 31, 2020, the Company recorded a total loss of $1.5 million in other income (expense), net in the Company’s consolidated statements of operations due to the change in fair value of the convertible security. The convertible security is included in deferred acquisition costs, current, in the Company’s consolidated balance sheets.

Embedded Derivative

Loans issued under the Credit Agreement contain certain interest adjustment feature that was determined to be an embedded derivative requiring bifurcation and separate accounting, as discussed in Note 9. The embedded derivative was initially valued and remeasured using a “with-and-without” method. The “with-and-without” methodology involves valuing the whole instrument with and without the embedded derivative using a discounted cash flow approach. The difference of the estimated fair value between the instrument with the embedded derivative and the instrument without the embedded derivative is the fair value of the embedded derivative. This valuation methodology is based on unobservable estimates and judgements, and therefore is classified as a Level 3 fair value measurement. The significant unobservable input used in the fair value measurement of the embedded derivative is the expected timing of occurrence of an IPO, which was estimated to be 50% and 25% probable of occurring in the first and second half of 2021, respectively, as of December 31, 2020. Fair value measurements are highly sensitive to changes in these inputs and significant changes in these inputs would result in a significantly higher or lower fair value. The fair value of the embedded derivative was determined to be nominal as of the respective loan issuance dates. For the year ended December 31, 2020, the Company recorded a total gain of $5.7 million in other income (expense), net in the Company’s consolidated statements of operations due to the change in fair value of the embedded derivative.

The following table presents a reconciliation of the Company’s financial asset and liability measured at fair value as of December 31, 2020 using significant unobservable inputs (Level 3), and the change in fair value (in thousands):

	Embedded Derivative	Convertible Security
Balance as of December 31, 2019	$—	$—
Initial fair value recognition	—	45,000
Change in fair value recognized in earnings	5,680	1,500

Balance as of December 31, 2020	$5,680	$46,500

4. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2019	2020
Computer equipment	$29,505	$33,977
Leasehold improvements	421	18,176
Software and licenses	2,994	3,191
Furniture and fixtures	333	2,824

Total property and equipment	33,253	58,168
Less: accumulated depreciation	(25,352)	(29,581)

Total property and equipment, net	$7,901	$28,587

Depreciation expenses were $7.9 million and $14.2 million for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, networking equipment under finance leases with a cost basis of $20.0 million and $21.0 million, respectively, was included in computer equipment.

5. Commitments and Contingencies

Commitments—In December 2020, the Company entered into a commercial agreement with a cloud service provider under which the Company committed to spend a minimum of $130.0 million on certain cloud platform services over a period of five years. As of December 31, 2020, the Company had $131.2 million and $5.0 million of non-cancelable minimum purchase commitments, primarily related to the cloud service provider, and obtaining rights to intellectual property from third-party developers, respectively. Future minimum payments under these non-cancelable purchase commitments were as follows (in thousands):

2021	$16,389
2022	27,436
2023	28,423
2024	31,000
2025	33,000

Total non-cancelable purchase commitments	$136,248

Payments made under these non-cancelable purchase commitments were not material for the year ended December 31, 2019 and 2020.

Contingencies—From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated.

Letters of Credit—As of December 31, 2020, the Company had outstanding letters of credit in the aggregate amount of $11.1 million, which were issued as security for certain leased office facilities under the Credit Agreement (see Note 9). These letters of credit have never been drawn upon. As of December 31, 2019, the outstanding letter of credit was immaterial.

Legal Proceedings—The Company is involved from time to time in litigation, claims, and proceedings. The outcomes of the Company’s legal proceedings are inherently unpredictable and subject to significant uncertainty.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. If it is determined that a loss is reasonably possible and the loss or range of loss can be estimated, the reasonably possible loss is disclosed. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued, and related reasonably possible losses disclosed, and makes adjustments as appropriate. Significant judgment is required to determine the likelihood of matters and the estimated amount of a loss related to such matters. To date, losses in connection with legal proceedings have not been material.

The Company expenses legal fees in the period in which they are incurred.

Indemnifications—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including certain customers, business partners, investors, contractors and the Company’s officers, directors and certain employees. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. As of December 31, 2020, the Company did not have any material indemnification claims that were probable or reasonably possible.

Non-income Taxes—The Company may be subject to audit by various tax authorities with regard to non-income tax matters. The subject matter of non-income tax audits primarily arises from different interpretations on tax treatment and tax rates applied. The Company accrues liabilities for non-income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities when a loss is probable and reasonably estimable, and the expense is recorded as a reduction of revenue or to general and administrative expenses depending on the nature of the liability.

6. Acquisitions

2019 Acquisitions

Business Combinations—During the year ended December 31, 2019, the Company acquired certain businesses for an aggregate purchase consideration of $54.6 million. The fair value of the acquired components was allocated to goodwill in the amount of $38.5 million, intangible assets in the amount of $15.2 million, and $0.9 million of other tangible net assets. These acquisitions are generally expected to enhance the Company’s Software and expand its Apps. $51.6 million of the aggregate purchase consideration for these acquisitions was paid in cash with the unpaid balance of $3.0 million attributed to the deferred consideration expected to be paid within 12 months. The weighted average amortization period of the acquired intangible assets was 3.5 years at acquisition. Goodwill is not deductible for tax purposes. The $3.0 million deferred consideration was subsequently paid in October 2020.

Recoded asset acquisition—In January 2019, the Company acquired a mobile game App from an independent foreign-based mobile game developer in exchange for an upfront cash consideration of $150.0 million and a deferred cash consideration of $90.0 million. The transaction was accounted for as an asset acquisition with $240.0 million allocated to the acquired mobile game App, which will be amortized over five years. Additionally, the Company entered into service and development agreements with the independent game developer to support the initially acquired game App as well as to develop new game Apps. Based on the service agreement, the Company is required to make future one-time earn-out payments, of either $60.0 million or $30.0 million per game depending on the nature of the new game App developed, subject to the achievement of a certain monthly revenue milestone in the initial thirty-six months following the launch of a new game App. The term of the service agreement is initially three years, after which time the agreement is terminable by either party upon thirty days’ written notice. Based on the development agreement, the Company is also required to make future one-time earn-out payments, during the term of six years, of $10.0 million for each of two additional new game Apps developed, subject to the achievement of the same monthly revenue milestone in the initial thirty-six months following the launch of such game Apps.

Samfinaco games asset acquisition—In August 2019, the Company acquired four mobile game Apps from an entity based in Cyprus, which were developed by an independent foreign-based mobile game developer, in exchange for an upfront cash consideration of $131.6 million, a deferred cash consideration of $22.5 million due in the next 15 months and future earn-out payments for each of the four years from the date of the transaction which are based on the greater of (i) a predetermined percentage of revenue or (ii) a predetermined percentage of earnings before interest, taxes, depreciation and amortization generated by the acquired game Apps. The transaction was accounted for as an asset acquisition with $167.1 million allocated to the acquired mobile game Apps, $17.1 million allocated to deferred tax liability (see Note 15, “Income Taxes,” for subsequent accounting) and the remaining $4.1 million allocated primarily to acquired cash, accounts receivable and assumed accounts payable. The recorded value of acquired mobile game Apps is amortized over five years. During 2019 and 2020, the Company recognized earn-out costs of $4.1 million and $15.3 million, respectively, by increasing the book value of the initially acquired mobile game Apps, which is amortized over the remaining useful life of the acquired game Apps. Additionally, the Company entered into service and development agreements with the independent mobile game developer to support the initially acquired game Apps as well as to develop new game Apps. The Company is required to make future earn-out payments based on performance metrics of the newly developed game Apps which are similar to the performance metrics of the initially acquired mobile game Apps during the four years from the date of the transaction.

Other asset acquisitions—In April 2019, the Company acquired assets from an independent mobile game developer located in the United States in exchange for upfront cash consideration of

$59.4 million and deferred cash consideration of $10.5 million due in the next 15 months. The acquisition was accounted for as an asset acquisition with $68.3 million allocated to user-base, $1.3 million to developed technology and $0.3 million to other assets. The recorded value of the acquired user-base asset is amortized over 7 years. The recorded value of the acquired developed technology is amortized over 2 years.

The Company also acquired certain assets through a number of other asset acquisitions for an aggregated cash consideration of $16.2 million, substantially all of which was attributable to acquired mobile game Apps.

2020 Acquisitions

Geewa—On January 31, 2020, the Company acquired Geewa A.S. (“Geewa”), a privately held company specializing in mobile gaming. The transaction is expected to expand the Company’s Apps portfolio and has been accounted for as a business combination. The Company purchased all of the outstanding shares of the capital stock of Geewa for a total consideration of $25.6 million of which $23.5 million was paid in cash and the unpaid balance was attributed to a $2.1 million indemnity holdback that will be paid in the next 12 months. Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $0.3 million.

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed (in thousands):

Cash	$1,043
Accounts receivable and other current assets	1,457
Intangible assets
Apps—estimated useful life of 5 years	17,040
Tradename—estimated useful life of 5 years	260
Developed Technology—estimated useful life of 2 years	590
Property, equipment and other tangible assets	369
Goodwill	9,805
Accounts payable, accrued liabilities and other liabilities	(4,935)

Total purchase consideration	$25,629

The income approach was used to value the developed Apps and tradename. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and assumed liabilities acquired and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. Goodwill is not deductible for tax purposes.

Pro forma results of operations have not been presented because the effect of the acquisition was not material to the consolidated statements of operations.

Redemption Games—On April 6, 2020, the Company acquired Redemption Games, Inc. (“Redemption Games”), a privately held company specializing in mobile gaming. The transaction is expected to expand the Company’s Apps portfolio and has been accounted for as a business combination. As part of the transaction, the Company purchased 95.5% of the outstanding shares of the capital stock of Redemption Games for an aggregate total consideration of $53.7 million. Based on the consideration paid and the percent acquired, the transaction implied a total value for Redemption of $56.2 million. Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $0.6 million. In November 2020, the Company increased its ownership in Redemption Games to 98.2% by exchanging 2.7% of minority shares for the Company’s Class A common stock. The difference between the $4.5 million in fair value of the Class A common stock issued and the $1.5 million in fair value of the minority shares was recognized as stock-based compensation in research and development expenses.

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed (in thousands):

Cash	$2,787
Accounts receivable, net	1,850
Intangible Assets
Apps—estimated useful life of 5 years	44,000
Tradename—estimated useful life of 5 years	900
Goodwill	20,198
Other tangible assets	131
Accounts payable	(2,492)
Other liabilities	(11,142)

Total valuation	56,232

Redeemable noncontrolling interest	(2,556)

Total purchase consideration	$53,676

The income approach was used to value the developed Apps and tradename. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and assumed liabilities acquired and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. Goodwill is not deductible for tax purposes.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

Machine Zone, Inc.—On May 19, 2020, the Company acquired Machine Zone, Inc. (“Machine Zone”), a privately held company specializing in mobile gaming. The transaction is expected to expand the Company’s Apps portfolio and has been accounted for as a business combination. The Company purchased all of the outstanding shares of the capital stock of Machine Zone and settled all Machine Zone debt for an aggregate acquisition price of $328.6 million comprising $287.1 million cash paid to Machine Zone lenders, common stock warrants issued to Machine Zone lenders and preferred stockholders with the aggregate fair value of $38.2 million and a settlement of the preexisting accounts receivable balance of $3.3 million. Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $2.8 million.

The Company also assumed an IP license agreement with a third-party game content provider that was included in the Machine Zone acquisition. The term of the IP license agreement is set to expire in December 2021 with the option to renew for additional terms by the mutual agreement of the parties. The remaining future fixed payments under the IP license agreement as of the date of the Machine Zone acquisition amounted to $37.1 million.

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed (in thousands):

Cash	$37,767
Accounts receivable and other current assets	27,284
Intangible assets
Tradename—estimated useful life of 10 years	13,000
Apps—estimated useful life of 3—5 years	272,000
IP license—useful life of 2 years	28,551
Goodwill	82,353
Right-of-use assets under operating leases	125,639
Property, equipment and other tangible assets	42,312
Accounts payable, accrued liabilities and other liabilities	(81,591)
Deferred revenue	(43,200)
License obligations	(35,685)
Operating lease liabilities	(139,875)

Total purchase consideration	$328,555

The income approach was used to value the developed Apps and tradename. The replacement cost approach was used to value the IP license asset. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and assumed liabilities acquired and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. Goodwill is deductible for tax purposes.

Contemporaneously with the closing of the acquisition, the Company exited from one of Machine Zone’s real estate leases. The Company accounted for this lease termination as a transaction separate from the business combination since the lease termination was negotiated primarily for the benefit of the combined entity; the Company was the party who directly negotiated this lease amendment with the lessor; and such negotiation took place contemporaneously with the negotiation of the business combination. The Company decreased the operating lease right-of-use asset and operating lease liability by $57.6 million and $63.1 million, respectively. The Company also wrote-off $15.0 million of leasehold improvements and other assets related to this real estate lease. In connection with this transaction the Company issued a common stock warrant with the fair value of $0.4 million.

The Company’s consolidated statements of operations include Machine Zone’s revenue of $113.8 million and pretax loss of $89.7 million for the period from the acquisition date of May 19, 2020 to December 31, 2020.

The following unaudited supplemental pro forma information presents the combined historical results of operations of the Company and Machine Zone as if the business combination had been completed on January 1, 2019. The pro forma financial information includes amortization of fair value adjustments in the appropriate pro forma periods as though the companies were combined as of the beginning of 2019. These adjustments include:

•	An increase in amortization expense of $62.0 million and $23.6 million related to the fair value of acquired identifiable intangible assets in 2019 and 2020, respectively;

•	A decrease in revenue of $61.9 million related to fair value adjustment of the deferred revenue balance in 2019 with a corresponding increase in revenue of $61.9 million in 2020;

•	A decrease in expenses of $8.7 million related to acquisition transaction expenses in 2020; there was no such adjustment necessary for 2019;

•

A decrease in interest expense of $147.9 million in 2019 and $106.0 million in 2020 related to Machine Zone pre-acquisition debt partially offset by interest expense related to additional term loan issued by the Company;

•	A decrease in other income of $9.0 million and $1.7 million to eliminate the fair value adjustments related to embedded derivative and the liability classified warrants in 2019 and 2020, respectively;

•	An increase in provision for income taxes of $3.3 million and $34.7 million in 2019 and 2020, respectively.

The following table includes unaudited pro forma results (in thousands, except per share data):

	Year Ended December 31,
	2019	2020
Revenue	$1,332,476	$1,625,476
Net (loss)	(105,353)	(179,415)
Net (loss) per share — basic and diluted	$(0.50)	$(0.83)

Zenlife asset acquisition—In June 2020, the Company acquired certain mobile game Apps from an independent foreign-based mobile game developer in exchange for an upfront cash consideration of $160.0 million and future earn-out payments for each of the four years from the date of the transaction based on the excess, if any, of revenue generated by the initially acquired game App for such year above the sum of (i) an annual fixed baseline revenue and (ii) the aggregate earn-out payments made in prior years. The transaction was accounted for as an asset acquisition with $173.3 million allocated to the acquired mobile game Apps and $13.3 million to deferred tax liability. The recorded value of acquired mobile game Apps is amortized over five years. Additionally, the Company entered into a service and development agreement with the independent mobile game developer to support the initially acquired game Apps as well as to develop new game Apps during the four-year term of the agreement. The Company is also required to make future earn-out payments for newly developed game Apps determined under the similar approach as for the initially acquired mobile game Apps.

Athena asset acquisition—In November 2020, the Company acquired certain mobile game Apps from an independent foreign-based mobile game developer in exchange for upfront cash consideration of $110.0 million, deferred cash consideration of $20.0 million due in the next 18 months with an acquisition-date fair value of $19.0 million, a convertible security with a principal amount of $40.0 million and the acquisition date fair value of $45.0 million, and future earn-out payments for each of the four years from the date of the transaction based on (i)(a) the revenue generated by the initially acquired game Apps in excess of (b) a certain revenue threshold, multiplied by (ii) a predetermined revenue multiple. In the event the Company closes an IPO within 12 months of the transaction, the sellers may convert the instrument, in whole or in part, into a maximum number of shares of the Company’s Class A common stock equal to $40.0 million divided by a conversion price equal to (i) the preceding 20-day volume-weighted average trading price per share of the Company’s Class A common stock multiplied by (ii) 0.8. In the event that (i) the sellers only convert a portion of the instrument within the applicable conversion period following the IPO or (ii) the IPO does not close within 12 months of the transaction, the Company is required to redeem the then outstanding portion of the convertible security in cash for the remaining principal amount. The convertible security does not entitle the sellers to any voting rights or other rights as stockholders of the Company’s Class A common stock prior to conversion. The Company determined that the convertible security represents predominantly a share-settled obligation and recognized the instrument as a level 3 liability. For details regarding the fair value measurement of the convertible security, see Note 3. The transaction was accounted for as an asset acquisition with $170.7 million allocated to the acquired mobile game Apps, $4.0 million allocated to the acquired tradename, and the remaining $0.7 million allocated to deferred tax liability. The recorded value of acquired mobile game Apps and tradename is amortized over 6 years. Additionally, the Company entered into a service and development agreement with the independent mobile game developer to support the initially acquired mobile game Apps as well as to develop new game Apps during the four-year term of the agreement. The Company is not required to make additional earn-out payments for any new game Apps developed.

Other asset acquisitions—In March and April 2020, the Company completed two asset acquisitions to acquire two mobile game Apps from two separate independent foreign-based mobile game developers in exchange for an aggregate upfront cash consideration of $35.0 million and future earn-out payments. Both transactions were accounted for as asset acquisitions with $35.0 million allocated to the acquired mobile game Apps, which will be amortized over three and five years. Additionally, the Company entered into service and development agreements with the independent mobile game developers to support the initially acquired game Apps as well as to develop new game Apps. With respect to the first asset acquisition, future earn-out payments are based on a predetermined percentage of revenue net of certain direct costs generated by the initially acquired game App, or additional game Apps developed under the service and development agreement, over the term of the agreement, which is initially two years, but which may renew for an additional two-year term. With respect to the second asset acquisition, future earn-out payments for each of the four years from the date of the transaction are based on (i)(a) the revenue generated by the initially acquired game App and any additional game Apps developed under the service and development agreement over the term of four years in excess of (b) a baseline revenue threshold, multiplied by (ii) tiered revenue multiples, up to a cumulative amount of $45.0 million. In 2020, the Company recognized earn-out costs of $0.5 million and $6.0 million related to the first and second asset acquisitions, respectively, by increasing the book value of the initially acquired mobile game Apps, which are amortized over the remaining useful life of the respective game Apps.

The Company also acquired certain assets through a number of other asset acquisitions for an aggregated cash consideration of $46.4 million, substantially all of which was attributable to acquired mobile game Apps.

Modification of asset acquisition-related contingent consideration — In September 2020, the Company amended the terms of an asset acquisition to settle the acquisition holdback and the earn-out due to the sellers 12 months following the acquisition’s closing in 2019. Under the terms of the amendment, the Company agreed to settle a $34.8 million liability related to an acquisition holdback and earn-out, with a combination of a cash payment of $3.4 million and the Company’s Class A common stock at the fair value of $106.1 million as of the settlement date, resulting in a $74.7 million extinguishment loss of the acquisition-related contingent consideration. Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2019, the Company revised the fair value of the Company’s Class A common stock as of the settlement date. As a result of the revision in the fair value, the Company corrected the previously disclosed balances related to the settlement, such that the fair value of the Class A common stock settlement increased from $48.4 million to $106.1 million and the extinguishment loss increased from $17.0 million to $74.7 million. Management considered the correction of the subsequent event disclosure in the year ended December 31, 2019 to be immaterial in nature based on qualitative and quantitative factors.

7. Goodwill and Acquired Intangible Assets, Net

The following table presents goodwill activity (in thousands):

December 31, 2018	$98,645
Goodwill acquired	38,515
Foreign currency translation	(39)
December 31, 2019	$137,121
Goodwill acquired	112,356
Foreign currency translation	296

December 31, 2020	$249,773

Acquired intangible assets, net consisted of the following (in thousands):

	Weighted- Average Remaining Useful Life (Years)	As of December 31, 2019			As of December 31, 2020
		Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Long-lived intangible assets:
Apps	4.3	$433,805	$(65,838)	$367,967	$1,222,417	$(232,832)	$989,585
User base	5.3	68,817	(7,638)	61,179	68,817	(17,617)	51,200
License asset	0.8	—	—	—	28,551	(10,918)	17,633
Developed technology	1.4	14,356	(3,224)	11,132	14,946	(8,489)	6,457
Other	7.5	804	(177)	627	23,321	(1,864)	21,457

Total long-lived intangible assets		517,782	(76,877)	440,905	1,358,052	(271,720)	1,086,332

Short-lived intangible assets:
Apps	0.5	15,511	(13,086)	2,425	29,869	(25,599)	4,270

Total intangible assets		$533,293	$(89,963)	$443,330	$1,387,921	$(297,319)	$1,090,602

As of December 31, 2019 and 2020, short-lived mobile Apps were included in prepaid expenses and other current assets.

The Company recorded amortization expenses related to acquired intangible assets as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenue	$74,787	$228,339
Sales and marketing	7,641	11,587

Total	$82,428	$239,926

As of December 31, 2020, the expected future amortization expense related to acquired intangible assets is estimated as follows (in thousands):

2021	$270,818
2022	246,333
2023	244,396
2024	244,396
2025	75,036
Thereafter	9,623

Total	$1,090,602

8. Leases

Leases (Topic 842) and subsequently issued amendments require a lessee to recognize leases with a term greater than 12 months on the consolidated balance sheets. The Company elected the package of transition practical expedients available for expired or existing contracts, which allowed the Company to carryforward the historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. Also, for leases with a term greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of lease payments over the lease term. The Company does not separate lease and non-lease components of contracts for real estate property leases.

The Company leases real estate property under operating leases. The Company also leases networking equipment under arrangements with certain providers of IT infrastructure services which were accounted as finance leases or short-term operating leases.

The Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company determines its incremental borrowing rate based on the rate of interest it would have to pay to borrow on a collateralized basis with an equal lease payment amount, over a similar term, and in a similar economic environment.

Operating Leases—The Company leases real estate property at approximately 20 locations. These leases are classified as operating leases. As of December 31, 2020, the remaining lease terms varied from 12 months to 9.2 years. For certain leases the Company has an option to extend the lease term for periods varying from 2 to 5 years. These renewal options are not considered in the remaining lease term unless it is reasonably certain that the Company will exercise such options. For leases with an initial term greater than 12 months, the Company has recorded a right-of-use asset and lease liability representing the fixed component of the lease payments.

The Company leases networking equipment from several vendors under month-to-month lease arrangements with renewal options. The renewal options are included in the lease term because it is reasonably certain that the Company will exercise such options. For one of the vendors the lease term is 12 months, and such leases are classified as short-term leases.

Further, the Company leases networking equipment colocation space from one of its vendors located in two sectors. For one of the sectors the lease term is less than 12 months, and such leases are classified as short-term leases.

The table below presents the operating lease-related assets and liabilities (in thousands):

	Year Ended December 31,
	2019	2020	Balance Sheet Classification
Operating lease right-of-use assets	$14,895	$84,336	Operating lease right-of-use assets
Current operating lease liabilities	$2,510	$22,206	Operating lease liabilities
Non-current operating lease liabilities	$12,745	$71,755	Operating lease liabilities, non-current
Weighted-average remaining term (years)	5.0	3.7
Weighted-average discount rate	6.0%	4.7%

The table below presents certain information related to the lease costs for operating leases which are allocated to cost of revenue, sales and marketing, research and development, and general and administrative expenses (in thousands):

	Year Ended December 31,
	2019	2020
Operating lease cost	$3,520	$17,372
Short-term lease cost	3,231	8,196
Variable lease cost	479	2,147

Total lease cost	$7,230	$27,715

Cash paid for amounts included in the measurement of operating lease liabilities was $3.2 million and $23.8 million for the years ended December 31, 2019 and 2020, respectively. Right-of-use assets acquired under operating leases was $7.4 million and $10.8 million for the years ended December 31, 2019 and 2020, respectively.

Networking equipment finance leases—Leases from networking equipment vendors have a term of 32-36 months and are classified as finance leases. The Company has recorded a right-of-use asset and lease liability representing the fixed component of the lease payments.

The table below presents the finance lease-related assets and liabilities (in thousands):

	Year Ended December 31,
	2019	2020	Balance Sheet Classification
Finance lease right-of-use assets	$2,343	$5,067	Property and equipment, net
Current finance lease liabilities	$1,387	$2,821	Accrued liabilities
Non-current finance lease liabilities	$940	$2,340	Other non-current liabilities
Weighted-average remaining term (years)	0.49	0.61
Weighted-average discount rate	6.0%	6.0%

The Company recognized depreciation expenses related to finance lease of networking equipment of $5.5 million and $8.4 million for the years ended December 31, 2019 and 2020, respectively. The Company recognized interest expenses related to finance lease of networking equipment of $0.2 million, and $0.3 million for the years ended December 31, 2019 and 2020, respectively.

Cash paid for amounts included in the measurement of finance lease liabilities was $5.9 million and $9.7 million for the years ended December 31, 2019 and 2020, respectively.

One of the Company’s 2020 acquired companies entered into a sublease agreement in 2017. This agreement is with unrelated third party to occupy approximately 104,852 square feet of the Company’s research and office space. We recorded rent expense on a straight-line basis for the lease, net of sublease income. For the year ended December 31, 2020, we have the following operating sublease information (in thousands):

Year Ended December 31, 2020
Fixed sublease expense	$5,769
Variable sublease expense	836
Sublease income	(5,678)
Variable sublease income	(836)

Net Loss	$91

Undiscounted cash flow—The tables below reconcile the undiscounted cash flows for each of the first five years and total of the remaining years to the operating and finance lease liabilities recorded in the consolidated balance sheets under ASC 842 (in thousands):

	As of December 31, 2020
	Operating Leases	Networking Equipment Finance Leases	Total
2021	$26,123	$3,581	$29,704
2022	17,874	2,015	19,889
2023	12,279	596	12,875
2024	12,288	—	12,288
2025	12,601	—	12,601
Thereafter	29,783	—	29,783

Total lease payments	110,948	6,192	117,140
Less: amount representing interest	16,987	1,031	18,018

Present value of future lease payments	93,961	5,161	99,122
Less: current obligations under leases	22,206	2,821	25,027

Non-current lease obligations	$71,755	$2,340	$74,095

In addition, the Company will receive $9.4 million and $4.8 million of sublease income from one of its real estate leases in 2021 and 2022 respectively.

As of December 31, 2020, we did not have any additional significant lease that had not yet commenced.

9. Credit Agreement

On August 15, 2018, the Company entered into a Credit Agreement which provided for senior secured term loans in an aggregate principal amount of $820.0 million (the “Closing Term Loans”) and a revolving credit facility of $50.0 million.

On April 23, 2019, the Credit Agreement was amended to increase the senior secured term loan facility by $400.0 million, on terms identical to those applicable to the Closing Term Loans (together with the Closing Term Loans, the “Initial Term Loans”).

On April 27, 2020, the Credit Agreement was further amended to modify certain negative covenants.

On May 6, 2020, the Credit Agreement was further amended (the “Third Amendment”) to increase the senior secured term loan facility by an additional $300.0 million (the “Third Amendment Term Loans”, and together with the Initial Term Loans, the “Term Loans”).

On October 27, 2020, the Credit Agreement was further amended to increase the aggregate principal amount of the revolving credit facility by an additional $540.0 million. The revolving loan facility has a $50.0 million letter of credit sublimit. On November 30, 2020, the Company borrowed $150.0 million under the revolving credit facility (the “Revolving Credit Loans”).

The Company is required under the Credit Agreement, as amended, to make equal quarterly repayments of (i) with respect to the Initial Term Loans, $3.1 million, and (ii) with respect to the Third

Amendment Term Loans, 0.25% of the aggregate principal amount of the Third Amendment Term Loans made on the effective date of the Third Amendment. The remaining principal amounts of the Term Loans are due on August 15, 2025. With respect to the Revolving Credit Loans, the principal amount is due on February 15, 2025.

The Term Loans and the Revolving Credit Loans bear interest due on a quarterly basis at a rate equal to an applicable margin plus, at the Company’s option, either (a) a base rate equal to the highest of (i) the prime rate then in effect, (ii) the federal funds rate, plus 0.50% and (iii) the LIBOR rate, plus 1.0% (the “base rate”), or (b) an adjusted LIBOR rate (the “LIBOR rate”). The applicable margin with respect to the Term Loans is equal to 3.50% in the case of LIBOR rate loans and 2.50% in the case of base rate loans. The applicable margin with respect to the Revolving Credit Loans is equal to 2.50% in the case of LIBOR rate loans and 1.50% in the case of base rate loans. The applicable margins for both the Term Loans and the Revolving Credit Loans are subject to a reduction of 0.25% upon the closing of an IPO and an additional reduction of 0.25% based on the Company’s consolidated first lien secured debt to consolidated EBITDA ratio.

The Credit Agreement requires the Company to prepay, subject to certain exceptions, the term loan with:

•

100% of net cash proceeds above a threshold amount of certain asset sales, certain debt incurrences and casualty events, subject to, in the case of asset sales, casualty events, and sale leasebacks, (i) step-downs to (x) 50% if the Company’s consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 3.50 to 1.00, but greater than 2.50 to 1.00 and (y) 0% if the Company’s consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 2.50 to 1.00, and (ii) reinvestment rights and certain other exceptions;

•

50% of annual excess cash flow above a threshold amount, subject to (i) a step-down to 25% if the Company’s consolidated first lien secured debt to consolidated EBITDA ratio is less than or equal to 4.00 to 1.00, but greater than 3.50 to 1.00, and (ii) a step-down to 0% if the Company’s first lien net leverage ratio is less than or equal to 3.50 to 1.00; provided that such prepayment is required only in the amount (if any) by which such prepayment exceeds $10 million in such fiscal year. The amount of excess cash flow is subject to certain deductions and exceptions, including a dollar-for-dollar reduction based on the amount of voluntary prepayments of term loans and loans under the revolving credit facility (to the extent accompanied by a permanent commitment reduction); and

•	100% of the net cash proceeds of certain other debt incurrences.

The Company is permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or Term Loans at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to LIBOR rate loans. Amounts prepaid under the Revolving Credit Facility may subsequently be reborrowed.

The Company’s obligations under the Credit Agreement are secured by substantially all of the assets of the Company and its domestic subsidiary guarantors (other than customarily excluded assets).

The Credit Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of Applovin and its restricted subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental business changes, make investments, pay-out dividends to third parties, dispose of assets, and enter into transactions with affiliates, in each case, subject to limitations and exceptions set forth in the Credit Agreement. The Credit Agreement also contains customary events of default that include, among other things, certain payment defaults, cross defaults to other indebtedness, covenant defaults, change of control defaults, judgment defaults, and bankruptcy and insolvency defaults. If an event of default exists, the lenders may require the immediate payment of all obligations under the Credit Agreement and may exercise certain other rights and remedies provided for under the Credit Agreement, the other loan documents and applicable law. As of December 31, 2020, the Company was in compliance with all of the covenants.

At the time of issuances, the Company evaluated the Term Loans and Revolving Credit Loans and determined that the contingent interest adjustment feature, which reduces the applicable margins for both the Term Loans and the Revolving Credit Loans upon the closing of an IPO, is an embedded derivative that requires bifurcation and separate accounting as the feature is not clearly and closely related to the host instrument. The Company determined that the value of this embedded derivative was nominal as of the issuance dates. The embedded derivative was recorded at fair value each reporting period, with changes in fair value recorded in interest income and other gains in the Company’s consolidated statements of operations. No hedge accounting treatment was applied. For details regarding the fair value measurement of the embedded derivative, see Note 3.

The Company incurred $53.1 million of discounts and debt issuance costs in connection with the Term Loans which were capitalized and recorded as a reduction to the carrying amount of the Term Loan in the consolidated balance sheets. The Company amortizes these costs to interest expense under the effective interest rate method. During the years ended December 31, 2019 and 2020, the Company recognized total interest expense of $65.9 million and $58.8 million, respectively. These amounts are included in interest expense in the Company’s consolidated statements of operations.

The aggregate future maturities of long-term debt as of December 31, 2020 are as follows (in thousands):

2021	$15,210
2022	15,210
2023	15,210
2024	15,210
2025	1,583,492

Total outstanding term loan principal	1,644,332
Embedded derivative	(5,680)
Unaccreted discount and debt issuance costs	(39,452)

Total debt	1,599,200
Less: short-term debt	15,210

Long-term debt	$1,583,990

10. Derivative Instruments

The Company manages exposure to market risk associated with fluctuating interest rates with the use of interest rate derivative financial instruments, namely interest rate swaps. The Company does not use derivatives for trading or speculative purposes. On November 14, 2018, the Company entered into an interest rate swap agreement as part of its interest rate risk management strategy in connection with the term loan (See Note 9). The notional amount for the swap was $410.0 million. The swap was a receive-variable (one-month LIBOR) and pay-fixed (2.9065%) interest rate swap, which expired on December 31, 2020, with settlement date commencing on the last calendar day of each month and reset date on first day of each month beginning December 31, 2018.

The Company applied the hedge accounting provisions of the critical terms match hedge, and formally documented at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the various hedges. The critical terms of the swap and hedged item coincided (notional amount, interest rate reset dates, interest rate payment dates, and underlying index), the hedge was expected to offset changes in expected cash flows due to fluctuations in one-month LIBOR over the term of the hedge. Therefore, the effectiveness of the hedge relationship was assessed each quarter by comparing the current terms of the swap and the debt to assure they continued to coincide and through an evaluation of the continued ability of the counterparty to the swap to honor its obligations under the swap. Had the critical terms no longer matched exactly, hedge effectiveness (both prospective and retrospective) would have to be assessed by evaluating the cumulative dollar-offset ratio for the actual derivative and the hedged item.

Unrealized changes in the fair value of derivatives accounted for as a critical term match hedge were reported in other comprehensive income (loss) and subsequently reclassified to earnings in the same period or periods during which the hedged forecasted transaction affected earnings. For the years ended December 31, 2019 and 2020, the Company recognized $2.7 million and $9.5 million, respectively, of realized loss related to hedged transaction which were recorded in interest expense. As of December 31, 2019, the settlement value of the interest rate swap liability before tax effect was $5.3 million and was included in other accrued liabilities and other non-current liabilities and reported in other comprehensive income (loss). The interest rate swap contract expired on December 31, 2020 and the settlement value of the interest rate swap liability was reclassified to earnings.

11. Convertible Preferred Stock

On July 13, 2018, the Company signed an agreement with KKR Denali Holdings L.P. (“KKR Denali”) for a $400.0 million equity investment by KKR Denali. Pursuant to such agreement, on August 15, 2018, the Company issued 109,090,908 shares of Series A Preferred Stock to KKR Denali in exchange for their investment.

The Company’s Restated Certificate of Incorporation designates and authorizes 109,090,908 shares of Series A Preferred Stock, $0.00003 par value per share, of the Company.

The holders of Series A convertible preferred stock have various rights and preferences as follows:

Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of Series A convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to certain protective provisions which require a majority of holders of preferred stock to approve, among other actions, a liquidation event, an amendment, waiver, or repeal of provisions of the Company’s Restated Certificate of Incorporation or Bylaws in a way that adversely affects the rights, privileges and obligations of the preferred stock, a change to the number of directors of the Company, and a declaration or payment of any dividend.

Holders of Series A convertible preferred stock, voting as a separate class, are entitled to elect two members to the Company’s Board of Directors (the “Board”). Holders of common stock, voting as a separate class, are entitled to elect five members to the Board. Holders of common stock and preferred stock, voting together as a single class on an as converted basis, are entitled to elect all remaining directors.

Dividends—The holders of Series A convertible preferred stock shall be entitled to receive, out of any funds legally available, dividends on a pari-passu basis to any dividends paid on the common stock, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, when, as and if declared by the Board. No dividends have been declared or paid on the Company’s preferred stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share of $3.67 for Series A convertible preferred stock, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any declared but unpaid dividends (the “Liquidation Preference”). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock. If the holders of preferred stock would have been entitled to a larger distribution had they converted their shares to common stock, then the preferred stock will be deemed to have converted to common stock.

Redemption—Series A convertible preferred stock are not redeemable.

Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of Class A common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series A convertible preferred stock is $3.67. The conversion ratio for convertible preferred stock is one-to-one.

Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public not less than $75.0 million or (ii) the consent of holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class on an as-converted basis.

Notwithstanding anything to the contrary herein, in connection with the IPO, if (a) the price per share of common stock sold to the public in such IPO as set forth on the cover of the Company’s final prospectus (prior to underwriting discounts and expenses) (the “IPO Price”) is less than the Conversion Price of the Series A Preferred Stock prior to giving effect to this provision, then the Conversion Price of the Series A Preferred Stock shall be adjusted downward to an amount equal to the IPO Price (the “IPO Conversion Price Adjustment”) and the Conversion Price of the Series A preferred stock as so adjusted shall be used to determine the number of shares of Class A common stock to be received by the holders of Series A Preferred Stock upon conversion of the Series A preferred stock in connection with the IPO. The IPO Conversion Price Adjustment, if any, shall occur as of immediately prior to the effectiveness of the Company’s registration statement for such IPO.

Anti-Dilution Protection—Series A convertible preferred stock have antidilution protection. If the antidilution protection for the preferred stock is triggered, the conversion price will be subject to a broad-based weighted-average adjustment to reduce dilution.

12. Common Stock

The Company’s Restated Certificate of Incorporation, as restated as of May 20, 2020, authorizes the Company to issue 429,600,000 shares of common stock, consisting of 386,400,000 shares of Class A common stock, $0.00003 par value per share, and 43,200,000 shares of Class F common stock, $0.00003 par value per share. The holders of the Class F common stock and the holders of the Class A common stock shall be entitled to receive dividends from time to time when declared by the Board of Directors in the form of shares of common stock or rights to acquire common stock. In the event of any consolidation, merger, or other combination transactions in which shares of common stock are exchanged for or converted into other stock or securities, the shares of Class F common stock and Class A common stock shall be entitled to be exchanged or converted into the same kind.

The number of common stock shares authorized, issued, outstanding and reserved for future issuance as of December 31, 2020 are as follows:

	Shares Authorized	Issued and Outstanding Shares	Options Available for Future Grants
Common Stock A	386,400,000	183,800,251	202,599,749
Common Stock F	43,200,000	42,564,150	635,850

Total shares of Common Stock	429,600,000	226,364,401	203,235,599

Voting Rights—The holders of the Class A and Class F common stock shall vote together as a single class on all matters to be voted on by the holders. Each holder shall vote all Class A and Class F shares held by such holder and has the right to one vote for each share.

So long as a majority of the shares of Class F common stock outstanding as of the date of the Company’s Restated Certificate of Incorporation, as restated as of May 20, 2020, remain outstanding, holders of Class F common stock, voting together as a single class on an as-converted basis, are entitled to certain protective provisions which require a majority of holders of Class F common stock to approve, among other actions, a liquidation event, an amendment, waiver, or repeal of provisions of the Company’s Restated Certificate of Incorporation or Bylaws in a way that adversely affects the rights, privileges and obligations of the Class F stock, a change to the number of directors of the Company, and a declaration or payment of any dividend.

Distribution—Distributions can be made by the Company to holders of the shares in cash, property, dividend, or distributions upon the occurrence of a liquidity event due to insolvency, sale of the Company, or otherwise. Distributions shall be made to the Class A stockholders and Class F stockholders pro rata to each such holder in accordance with the number of Class A and Class F shares held by each such holder, until the cumulative number of distributions made with respect to the Class A and Class F shares equals the sum of their respective capital contributions.

Liquidation—Distributions to the stockholders upon liquidation may be made in cash or noncash property, or partly in cash and partly noncash property, as determined by the Board of Directors; provided, that the allocation between cash and noncash property shall be distribution pro rata in accordance with the number of shares held by the stockholders. The assets of the Company shall be applied first to repay any indebtedness and other liabilities of the Company, second to any reserves with the Board reasonably deems necessary for contingent or unforeseen liabilities or obligations of the Company, and third, the stockholders based on their pro rata share.

Conversion—Each share of Class F common stock is convertible at the option of the holder, at any time after the date of issuance of such share, into one share of Class A common stock.

Additionally, a share of Class F common stock will automatically be converted into one of share of Class A common stock upon (i) the sale of such share of Class F common stock (subject to certain exceptions), or (ii) the death of the holder.

Each share of Class F common stock will automatically be converted into one share of Class A common stock upon the earlier of (i) an initial public offering of the Company’s stock or (ii) the consent of holders of at least a majority of the then-outstanding shares of Class F common stock.

Further, if a share of Class F common stock is purchased by an investor in connection with an equity financing, approved by the Board, in which the aggregate Class F common stock sold does not constitute more than 15% of the preferred stock offered by the Company in the equity financing, a holder may elect to convert such share of Class F common stock into a share of a subsequent series of preferred stock.

Warrant—On January 3, 2019, Applovin entered into a Warrant Transfer Agreement with Applovin Holdings LLC granting the transfer of the common stock warrant issued in connection with prior debt financing to Angel Pride Holdings Limited and Hontai App Fund Limited Partnership in the amount of 26,021,583 shares and 8,794,734 shares of Class A common stock, respectively. Subsequently, Angel Pride Holding Limited and Hontai App Fund Limited Partnership exercised their rights to purchase the Company’s Class A common stock and each paid $868 and $293, respectively.

13. Stock-based Compensation

The Company’s 2011 Equity Incentive Plan (the “Plan”) provides for the granting of stock options to employees, consultants, and advisors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options may be granted to Company employees, consultants and advisors. The Plan also provides for grants of restricted stock. As of December 31, 2020, the Company reserved 125,316,000 shares of Class A common stock for issuance under the Plan. Options remaining available for issuance under the Plan were 3,486,785 as of December 31, 2020. Options under the Plan may be granted for periods of up to 10 years and generally vest over four years.

The Company recognized stock-based compensation expense for the periods indicated as follows (in thousands):

	2019	2020
Cost of revenue	$124	$982
Sales and marketing	1,922	10,668
Research and development	5,009	36,852
General and administrative	3,167	13,885

Total stock-based compensation expense	$10,222	$62,387

For the year ended December 31, 2020 total stock-based compensation expense included $0.9 million associated with awards that may be settled with one of the Company’s subsidiaries.

Stock Options—During the years ended December 31, 2019 and 2020, the Company granted stock options to purchase 12,199,200 and 13,158,430 shares of common stock, with a weighted-average grant date stock fair value of $1.97 and $15.94 per share, respectively.

The weighted-average assumptions used to estimate the fair value of stock options granted are as follows:

	Year Ended December 31,
	2019	2020
Weighted-average expected term	6.05	5.94
Expected volatility	43%	39%
Risk-free interest rate	1.91%	0.56%
Dividend yield	0%	0%

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the average of the options’ contractual term and the options’ vesting period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for its common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

The Company’s activity of the stock options under the Plan for the years ended December 31, 2019 and 2020 was as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)
Balances at December 31, 2018	8,370,552	$2.66	9.2

Granted	12,199,200	4.36
Exercised	(1,011,873)	2.61
Forfeited	(1,158,528)	2.82
Expired	(4,221)	2.81

Balances at December 31, 2019	18,395,130	$3.78	9.2

Granted	13,158,430	8.41
Exercised	(871,668)	2.65
Forfeited	(425,001)	1.68
Expired	(1,367,367)	4.64

Balances at December 31, 2020	28,889,524	$5.92	8.8

Vested and exercisable at December 31, 2020	17,099,956	$5.26	8.6
Vested and expected to vest at December 31, 2020	25,023,502	$6.22	8.9

The intrinsic value of options outstanding as of December 31, 2019 and 2020, was $23.4 million and $1.8 billion, respectively. As of December 31, 2019 and 2020, there was approximately $26.8 million and $132.2 million, respectively, of total unrecognized compensation costs related to unvested options granted, which is expected to be recognized over the weighted-average vesting period of 2.9 years.

Early Exercise of Stock Options—Subject to the Board’s approval, the Plan allows for the early exercise of options granted. Under the terms of the Plan, option holders, upon early exercise, must sign a restricted stock purchase agreement that gives the Company the right to repurchase any unvested shares, at the original exercise price, in the event the optionees’ employment terminates for any reason. The right to exercise options before they are vested does not change existing vesting schedules in any way and the early exercised options may not be sold or transferred before they are vested. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. The cash amounts received in exchange for these early exercised shares are recorded as a liability on the accompanying balance sheets and reclassified into common stock and additional paid-in-capital as the shares vest. The Company’s right to repurchase these shares lapses by 1/4th of the shares on the one-year anniversary of the vesting start date and ratably each month over the next 36-months.

The Company has 11,337 shares and 19,800 shares of Class A common stock subject to repurchase as of December 31, 2019 and 2020, respectively. The liability for the repurchase as of December 31, 2019 and 2020 included in accrued liabilities was $0.1 million and $0.1 million, respectively.

During the years ended December 31, 2019 and 2020, the Company provided financing to certain employees in the form of promissory notes to early exercise stock options. These promissory notes are partially collateralized by shares and in-substance are nonrecourse. For accounting purposes, exercised options via nonrecourse promissory notes are not substantive and are continued to be treated as options.

As of December 31, 2019 and 2020 the Company had 5,760,000 and 8,022,499 shares of Class A common stock options, respectively, that were exercised via nonrecourse promissory notes of which 4,601,877 and 4,136,677 shares, respectively, were unvested and subject to repurchase. The principal balances of nonrecourse promissory notes outstanding amounted to $20.0 million and $40.4 million as of December 31, 2019 and 2020, respectively.

Restricted Stock—Restricted stock awards are classified as equity awards based on the requirements established by the applicable accounting rules for stock-based compensation. The fair value of the restricted stock awards was determined based on the price of the Company’s valuation on the date of grant as approved by the Company’s board of directors.

The Company’s activity of the outstanding restricted stock awards for Class A common stock for the years ended December 31, 2019 and 2020 was as follows:

	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value per Share
Balances at December 31, 2018	3,664,653	$1.68

Granted	3,267,792	1.97
Repurchased	(59,637)	1.68
Vested	(2,948,394)	1.83

Balances at December 31, 2019	3,924,414	$1.81

Granted	—	—
Repurchased	—	—
Vested	(2,687,643)	1.85

Balances at December 31, 2020	1,236,771	$1.71

As of December 31, 2019 and 2020, there was $6.7 million and $1.8 million, respectively, of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.1 years.

14. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended December 31, 2019 and 2020 (in thousands, except share and per share data):

	Year Ended December 31,
	2019	2020
Basic EPS
Numerator:
Net income (loss)	$119,040	$(125,187)
Less:
Income attributable to convertible preferred stock	(39,500)	—
Income attributable to options exercises by promissory notes	(1,088)	—
Income attributable to unvested early exercised options	(39)	—
Income attributable to unvested RSA’s	(2,037)	—

Net income (loss) attributable to common stock	$76,376	$(125,187)

Denominator:
Weighted-average shares used in computing net income (loss) per share: Basic	210,937,147	214,936,545

Net income (loss) per share attributable to common stock: Basic	$0.36	$(0.58)

Diluted EPS
Numerator:
Net income (loss)	$119,040	$(125,187)
Less:
Income attributable to convertible preferred stock	(39,329)	—
Income attributable to options exercises by promissory notes	(1,083)	—
Income attributable to unvested early exercised options	(39)	—
Income attributable to unvested RSA’s	(2,028)	—

Net income (loss) attributable to common stock	$76,561	$(125,187)

Denominator:
Weighted-average shares used in computing net income (loss) per share: Basic	210,937,147	214,936,545
Weighted-average dilutive stock options	1,428,282	—

Weighted-average shares used in computing net income (loss) per share: Diluted	212,365,429	214,936,545

Net income (loss) per share attributable to common stock: Diluted	$0.36	$(0.58)

The following table presents the forms of antidilutive potential common shares:

	Year Ended December 31,
	2019	2020
Convertible preferred stock	109,090,908	109,090,908
Options exercised for promissory notes	5,760,000	8,022,499
Early exercised options	11,337	19,800
Unvested RSAs	3,924,414	1,236,771
Options	7,439,700	20,754,985

The table above does not include the convertible security issued in 2020. This security is convertible into the Company’s common stock starting 61 days following the effective date of an initial public offering of the Company. The convertible security may be converted, at the option of the holder, into a number of shares of the Company’s Class A Common Stock equal to $40.0 million divided by a conversion price equal to (i) the preceding 20-day volume-weighted average trading price per share of Class A Common Stock multiplied by (ii) 0.8.

15. Income Taxes

Net income (loss) before income taxes for the years ended December 31, 2019 and 2020, includes the following components (in thousands):

	Year Ended December 31,
	2019	2020
U.S.	$149,797	$(118,296)
Foreign	(23,563)	(17,410)

Net income (loss) before income tax	$126,234	$(135,706)

Provision for (benefit from) income taxes for the years ended December 31, 2019 and 2020 consist of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal	$23,703	$20,162
State	1,888	4,087
Foreign	568	4,027

	26,159	28,276

Deferred:
Federal	(720)	(29,235)
State	(99)	(4,800)
Foreign	(18,146)	(4,013)

	(18,965)	(38,048)

Total provision for (benefit from) income taxes	$7,194	$(9,772)

The reconciliation of federal statutory income tax rate to the effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Tax provision (benefit) at U.S. federal statutory rate	$26,509	$(28,498)
State income taxes, net of federal benefit	1,412	(1,137)
Foreign income taxed at different rates	2,887	8,710
Change in foreign deferred tax rate	(17,143)	(6,038)
Stock-based compensation	1,671	10,347
Foreign-derived intangible income	(8,600)	(3,518)
Research and development credits	(1,025)	(2,561)
Transaction costs	428	601
Extinguishments of acquisition-related contingent consideration	—	12,237
Other	1,055	85

Total provision for (benefit from) income taxes	$7,194	$(9,772)

In August 2019, the Company acquired certain mobile game apps from an entity based in Cyprus. A deferred tax liability was created due to basis differences of assets acquired. In December 2019, pursuant to a year-end restructuring, the Company changed the tax residency of the operations related to the mobile game apps acquired. Accordingly, the deferred tax liability associated with basis differences in Cyprus was reduced by $17.1 million.

The following summarizes the current and deferred tax assets and liabilities (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Accrued expenses and reserves	$1,871	$4,757
Stock-based compensation	1,134	1,955
Tax credit carryforwards	183	2,526
Federal benefit from state taxes	553	1,047
Net operating loss	2,959	3,787
Interest rate swap	1,171	—
Embedded derivative	—	(1,303)
Identified intangibles	6,028	8,996
Operating lease liability	3,785	20,551
Valuation allowance	—	(531)

Total deferred tax assets	17,684	41,785

Deferred tax liabilities:
Depreciation and amortization	(8,419)	(6,857)
Operating lease right-of-use assets	(3,270)	(20,345)

Total deferred tax liabilities	(11,689)	(27,202)

Net deferred tax assets	$5,995	$14,583

As of December 31, 2019 and 2020, the Company has federal net operating loss carryforwards of $2.8 million and $19.6 million, respectively, to reduce future taxable income. The net operating losses are not subject to expiration. As of December 31, 2019 and 2020, the Company had federal tax credit carryforwards of $0 and $0.9 million, respectively, to offset future tax liability. The credit carryforwards will begin to expire in 2035.

As of December 31, 2019 and 2020, the Company has California net operating loss carryforwards of $3.8 million and $9.2 million, respectively, to reduce future taxable income. The net operating losses will begin to expire in 2037. As of December 31, 2019 and 2020, the Company had California tax credit carryforwards of $1.4 million and $4.8 million, respectively, to offset future tax liability. The credit carryforwards are not subject to expiration. As of December 31, 2019 and 2020, the Company had Texas tax credit carryforwards of $0 and $0.3 million, respectively, to offset future tax liability. The credit carryforwards will begin to expire in 2040.

The valuation allowance increased by $0.5 million during the calendar year 2020.

In assessing the realizability of the Company’s deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management’s assessment is based on the weight of available evidence, including cumulative losses since inception and expected future losses and as such, management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established in the U.S. and all foreign jurisdictions except as noted above.

Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by net operating loss carryforwards and tax credits after a greater than 50% change in control in ownership; California has similar rules. The Company’s capitalization described herein may have resulted in such a change. Utilization of the net operating loss carryforwards may be subject to annual limitations under IRC Section 382 and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2019 and 2020, because it intends to permanently reinvest such earnings outside of the U.S. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will be immaterial, due to the participation exemption put in place in the Tax Act.

Uncertain Tax Positions

The following table summarizes the activity related to the gross unrecognized tax benefits (in thousands):

	As of December 31,
	2019	2020
Balance at beginning of year	$2,858	$6,646
Increases related to prior year positions	2,377	4,681
Increases related to current year positions	1,581	3,498
Decreases related to lapse of statutes	(170)	(424)

Balance at end of year	$6,646	$14,401

The Company accounts for uncertain tax positions under ASC 740. As of December 31, 2019 and 2020, there was approximately $6.6 million and $14.4 million of unrecognized tax benefits, respectively. Of the unrecognized tax benefits, $5.8 million and $13.0 million represents the amount that if recognized, would favorably affect the effective income tax rate in 2019 and 2020, respectively. The Company does not expect a significant change to its unrecognized tax benefits or recorded liabilities over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2019 and 2020, the Company had approximately $0.7 million and $2.3 million of interest and penalties, respectively.

The Company’s primary tax jurisdiction is the United States. The tax return for years 2017 through 2020 remain open to examination for federal purposes, and 2016 through 2020 for the other major domestic taxing jurisdictions to which the Company is subject.

16. Defined Contribution Plan

The Company sponsors a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all full-time U.S. employees. Participating employees may contribute up to 100% of their eligible compensation up to the annual Internal Revenue Service contribution limit. The 401(k) Plan was adopted in 2014. For 2019 and 2020, the Company matched employee contributions 100% for the first 1% and 50% through a maximum of 6%, totaling $0.9 million and $2.2 million, respectively.

17. Geographic Information

The following table presents the property and equipment, net by geographic area (in thousands):

	As of December 31,
	2019	2020
United States	$7,679	$27,942
All other countries	222	645

Total property and equipment, net	$7,901	$28,587

For information regarding revenue disaggregated by geography, see Note 2—Summary of Significant Accounting policies, Revenue from Contracts with Customers.

18. Related Party

KKR Capital Markets LLC, an affiliate of KKR Denali, acted as joint lead arranger and joint bookrunner for the Credit Agreement. KKR Denali is also one of the Company’s principal stockholders. In 2019 and 2020, the Company paid $2.0 million and $1.5 million, respectively, in fees to KKR Capital Markets LLC in connection with the Credit Agreement.

On November 30, 2020, the Company borrowed $150.0 million under the revolving credit facility at a margin of 2.50% (the “Revolving Credit Loan”). A lender of the Revolving Credit Loans is an affiliate of KKR Denali, a principal stockholder of the Company.

In December 2019, the Company purchased 2,475,000 shares and 300,000 shares of the Company’s Class A Common Stock from the Company’s chief executive officer and from the Company’s Board member, respectively. Chief executive officer is also the Company’s principal stockholder. The fair value of the purchased shares was $14.0 million. The purchase of shares was paid through the issuance of two unsecured 5-year promissory notes with the principal amount of $10.0 million and $1.2 million, respectively. The promissory notes are redeemable upon the earlier of (i) maturity, (ii) immediately prior to an acquisition of the Company as defined in the Company’s 2011 Equity Incentive Plan, or (iii) immediately prior to the Company’s filing an S-1 with the Securities and Exchange Commission. The promissory notes bear interest at a rate of 2% per annum paid annually. Both promissory notes were recorded in other non-current liabilities at the aggregated initial fair value of $9.1 million representing a discount of 19% to its principal amount and resulting in a purchase of the Company’s common stock shares below its fair value. The discount is amortized over a period of five years under the effective interest method with amortization expense included in interest expense. The shares of the Company’s Class A Common Stock purchased in exchange for the issuance of the promissory note were added to the pool of shares available for the grant under the Company’s 2011 Equity Incentive Plan. The Company recorded the difference between fair value of the shares purchased and the fair value of promissory notes as an increase to additional paid-in capital.

19. Subsequent Events

The Company has evaluated subsequent events through March 2, 2021, which is the date the consolidated financial statements are available to be issued.

In January 2021 the Company paid $60.0 million to Recoded in relation to a new game App acquired in 2020. In February 2021, the Company paid an additional $90.0 million to Recoded related to deferred cash consideration on the acquisition closed in 2019.

In January, 2021, a new director was elected to serve on the Company’s board of directors and received options to purchase a total of 206,000 shares of the Company’s common stock under the Company’s 2011 Plan. With respect to 21,000 shares, 1/12th of the shares will vest, subject to such director’s continued role as a service provider to the Company, on April 21, 2021 with 1/12th of the shares vesting every three months thereafter; provided that 100% of any unvested shares covered by the option will vest immediately prior to the closing of an Acquisition or Other Combination (each as defined in the Company’s 2011 Plan). The options to purchase 185,000 shares were fully vested on the date of grant and such options were exercised in full in January 2021.

In February 2021, the Company signed a share purchase agreement with Adjust GmbH, a leading mobile app attribution, measurement and analytics company in Germany, to acquire all the outstanding shares of Adjust GmbH for an estimated purchase price of $1.0 billion, consisting of (i) $598.0 million in cash, subject to certain purchase price adjustments, (ii) a number of shares of the Company’s Class A common stock determined by dividing $352.0 million by the 15-day volume-weighted average trading price per share of the Company’s Class A common stock ending on the thirtieth trading day following an IPO; and (iii) the assumption of up to $40.0 million in the aggregate of debt, accrued interest, and fees of Adjust, in each case upon the terms and subject to the conditions of the share purchase agreement. The Adjust acquisition is subject to customary closing conditions and is expected to close in the first half of 2021.

In February 2021, the Company amended the Credit Agreement to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total revolving commitments to $600.0 million and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as all other term loans. In connection with this amendment, the Company paid $0.8 million in fees to KKR Capital Markets LLC, who is one of the Company’s principal stockholders.

In February 2021, promissory notes issued to executive officers in the amount of $20.9 million were settled through either share repurchase, in the amount of $17.2 million, or cash payment, in the amount of $3.7 million. In connection with the repurchase of shares, the Company accelerated vesting of 60,968 shares of Class A common stock for one of the Company’s officers.

Due to the timing of these transactions, as of the date of issuance of these consolidated financial statements, the Company is in the process of finalizing the valuation and related accounting for these transactions.

20. Subsequent Events (Unaudited)

On March 14, 2021, the Company amended and restated its share purchase agreement with Adjust GmbH, which amended provisions relating to certain closing conditions. On March 30, 2021, the Company further amended the share purchase agreement to change, among certain closing conditions, the equity consideration such that if the transaction closes following an IPO, the Company shall issue convertible securities that convert into an aggregate number of shares of the Company’s Class A common stock determined by dividing $352.0 million by the volume-weighted average trading price per share of its Class A common stock over any 10 consecutive full trading day period (chosen by the stockholder representative under the share purchase agreement) within 20 trading days commencing with and following the day the Company’s Class A common stock is first traded on a national (U.S.) exchange.

On March 31, 2021, the Company drew down an additional $250.0 million from the Company’s $600.0 million revolving credit facility. A lender under the revolving credit facility is an affiliate of KKR Denali, a principal stockholder of the Company.

Capital Structure Change

Following the effectiveness of the registration statement on Form S-1 relating to the initial public offering of the Company’s Class A common stock (the “IPO”), the Company will amend its certificate of incorporation to have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock, which will become effective immediately prior to the closing of the IPO (the “IPO Certificate”).

Upon the closing of the IPO, Adam Foroughi, the Company’s co-founder, CEO, and Chairperson; Herald Chen, the Company’s President and Chief Financial Officer, and a member of the Company’s board of directors; and KKR Denali Holdings L.P. (“KKR Denali”) (collectively with certain affiliates, the Class B Stockholders) will together hold all of the issued and outstanding shares of the Company’s Class B common stock. The Class B Stockholders have entered into a voting agreement (the “Voting Agreement”) whereby all Class B common stock held by the Class B Stockholders and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKD Denali (one of which must be Mr. Foroughi). Shares of the Company’s Class C common stock will not be issued and outstanding at the closing of the IPO.

The rights of the holders of Class A common stock, Class B common stock, and Class C common stock (referred to together as the “common stock”) will be identical, except with respect to voting and conversion.

Voting Rights

Holders of the Class A common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of the Class B common stock will be entitled to 20 votes for each share held on all matters submitted to a vote of stockholders, and holders of the Class C common stock will not be entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of the Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law. Under the IPO Certificate, approval of the holders of at least a majority of the outstanding shares of the Class B common stock voting as a separate class will be required to increase the number of authorized shares of the Class B common stock. In addition, Delaware law could require either holders of the Class A common stock, the Class B common stock, or the Class C common stock to vote separately as a single class in the following circumstances:

•

if the Company were to seek to amend the IPO Certificate to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if the Company were to seek to amend the IPO Certificate in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the date on which the final conversion of all outstanding shares of Class B common stock pursuant to the terms of the IPO Certificate occurs, approval of at least two-thirds of the outstanding shares of the Company’s Class B common stock voting as a separate class will be required to amend or modify any provision of the IPO Certificate inconsistent with, or otherwise alter, any provision of the IPO Certificate to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of the Company’s Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company’s common stock will be entitled to receive dividends out of funds legally available if the Company’s board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Company’s board of directors may determine.

No Preemptive or Similar Rights

The Company’s common stock will not be entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of the Company’s common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock will be convertible at any time at the option of the holder into one share of Class A common stock. Following the closing of the IPO, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in the IPO Certificate, including transfers for estate planning, transfers among KKR Denali and its affiliates, or other transfers among the Class B Stockholders. Withdrawal from the Voting Agreement constitutes a transfer.

Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date fixed by the Company’s board of directors that is no less than 61 days and no more than 180 days following the date on which (i) the Voting Agreement is terminated or (ii) Adam Foroughi is no longer involved with the Company as a member of the board of directors or as an executive officer.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of the Company’s Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

MACHINE ZONE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2019 AND MARCH 31, 2020

MACHINE ZONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND MARCH 31, 2020

(In thousands, except share and per share information)	December 31, 2019 [a]	March 31, 2020
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$91,759	$58,128
Accounts receivable, net	20,644	25,918
Deferred cost of revenue	—	—
Prepaid expenses and other current assets	3,815	3,844

Total current assets	116,218	87,890

Property, equipment and software, net	64,701	57,422
License assets, net	35,314	30,894
Goodwill	3,438	3,438
Intangible assets, net	2,270	2,253
Other noncurrent assets	2,991	2,966

Total assets	$224,932	$184,863

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$18,264	$31,358
Accrued liabilities	29,025	19,575
Deferred revenue	100,771	104,774
Loans payable	11,541	226,159
Capital lease obligations	10,464	7,137
License obligations	17,628	17,748
Other current liabilities	29,667	25,114

Total current liabilities	217,360	431,865

Loans payable, long-term	330,232	185,628
Capital lease obligations, long-term	791	—
License obligations, long-term	18,054	18,176
Other long-term liabilities	21,158	19,264

Total liabilities	587,595	654,933

Commitments and contingencies (note 12)
Stockholders’ deficit:
Convertible preferred stock, Series A, $0.00001 par value—113,538,740 shares authorized, issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Convertible preferred stock, Series B, $0.00001 par value—92,502,640 shares authorized at December 31, 2019 and March 31, 2020; 91,145,440 shares issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Convertible preferred stock, Series C, $0.00001 par value—142,499,110 shares authorized at December 31, 2019 and March 31, 2020; 141,180,416 shares issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Convertible preferred stock, Series D, $0.00001 par value—65,709,968 shares authorized at December 31, 2019 and March 31, 2020; 55,526,655 shares issued and outstanding at December 31, 2019 and March 31, 2020	1	1
Common stock, $0.00001 par value—1,450,000,000 shares authorized at December 31, 2019 and March 31, 2020; 647,379,255 and 647,380,255 shares outstanding at December 31, 2019 and March 31, 2020, respectively	7	7
Treasury stock	1	1
Additional paid-in capital	574,197	575,612
Accumulated deficit	(936,872)	(1,045,694)

Total stockholders’ deficit	(362,663)	(470,070)

Total liabilities and stockholders’ deficit	$224,932	$184,863

See notes to unaudited condensed consolidated financial statements

[a]	Derived from audited Consolidated Financial Statements.

MACHINE ZONE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

(In thousands)	March 31, 2019	March 31, 2020
Revenues	$127,451	$73,705

Costs and expenses:
Cost of revenue	48,031	34,798
Research and development	20,630	25,157
Sales and marketing	34,648	28,745
General and administrative	9,661	10,224
Depreciation and amortization	14,890	11,859

Total costs and expenses	127,860	110,783

Loss from operations	(409)	(37,078)

Interest expense	(9,380)	(73,461)
Interest income	90	54
Other income (expense), net	(151)	1,699

Loss before income taxes	(9,850)	(108,786)

Provision from income taxes	30	36

Net loss	$(9,880)	$(108,822)

See notes to unaudited condensed consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

(In thousands, except shares)

	Three Months Ended March 31, 2019
	Convertible Preferred A		Convertible Preferred B		Convertible Preferred C		Convertible Preferred D		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	113,538,740	$1	91,145,440	$1	142,499,110	$1	65,709,968	$1	464,727,830	$5	$3	$766,217	$(961,224)	$(194,995)
Cumulative-effect adjustment from the adoption of ASC 606 (See Note 2)	—	—	—	—	—	—	—	—	—	—	—	—	(38,884)	(38,884)
Issuance of common stock upon exercise of vested stock options	—	—	—	—	—	—	—	—	1,142,580	—	—	68	—	68
Repurchase of restricted stock awards	—	—	—	—	—	—	—	—	(43,899,992)	—	—	—	—	—
Issuance of common stock in connection with waiver of liquidation preference	—	—	—	—	—	—	—	—	185,000,000	2	(2)	(298,186)	298,186	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	2,789	—	2,789
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,880)	(9,880)

Balance at March 31, 2019	113,538,740	$1	91,145,440	$1	142,499,110	$1	65,709,968	$1	606,970,418	$7	$1	$470,888	$(711,802)	$(240,902)

	Three Months Ended March 31, 2020
	Convertible Preferred A		Convertible Preferred B		Convertible Preferred C		Convertible Preferred D		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	113,538,740	$1	91,145,440	$1	141,180,416	$1	55,526,655	$1	647,379,255	$7	$1	$574,197	$(936,872)	$(362,663)
Issuance of common stock upon exercise of vested	—	—	—	—	—	—	—	—	—	—	—	—	—	—
stock options	—	—	—	—	—	—	—	—	1,000	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	1,415	—	1,415
Net toss	—	—	—	—	—	—	—	—	—	—	—	—	(108,822)	(108,822)

Balance at March 31, 2020	113,538,740	$1	91,145,440	$1	141,180,416	$1	55,526,655	$1	647,380,255	$7	$1	575,612	$(1,045,694)	$(470,070)

See notes to unaudited condensed consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

(In thousands)	March 31, 2019	March 31, 2020
Operating activities:
Net loss	$(9,880)	$(108,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,890	11,859
Stock-based compensation	2,529	1,415
Non-cash interest expense	4,445	7,782
Amortization of debt discount and issuance cost	46	61,127
Other non-cash adjustments	(98)	(1,735)
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable, net	(15,012)	(5,239)
Prepaid expenses and other assets	983	(3)
Accounts payable	(8,760)	13,256
Accrued and other current liabilities	(11,816)	(16,544)
Deferred revenue	(5,067)	4,003
Other long-term liabilities	—	(42)

Net cash used in operating activities	(27,740)	(32,943)

Investing activities:
Purchases of property, equipment and software	(3,284)	(326)
Acquisition of license assets and other intangibles	(9,160)	—
Proceeds from sale of property, equipment and software	10	18

Net cash used in investing activities	(12,434)	(308)

Financing activities:
Proceeds from loans, net of issuance costs	11,485	3,733
Principal payments on capital lease obligations	(6,927)	(4,113)
Payments on loans	(11,668)	—
Proceeds from the exercise of stock options	68	—

Net cash used in financing activities	(7,042)	(380)

Net decrease in cash, cash equivalents and restricted cash	(47,216)	(33,631)

Cash, cash equivalents and restricted cash—beginning of period	118,691	91,759

Cash, cash equivalents and restricted cash—end of period	$71,475	$58,128

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$73	$80
Cash paid for interest	$4,889	$4,689
Supplemental disclosure of noncash investing and financing activities:
Acquisition of property, equipment and software included in accounts payable and accrued liabilities	$157	$—
Stock-based compensation included in capitalized internal-use software development costs	$260	$—
Issuance of common stock in connection with waiver of liquidation preference	$298,186	$—

See notes to unaudited condensed consolidated financial statements

MACHINE ZONE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Machine Zone, Inc. (“Machine Zone” or the “Company”), a Delaware corporation, was formed on January 14, 2008, under the name Addmired, Inc. On March 28, 2012, the Company changed its name to Machine Zone, Inc. Machine Zone develops, publishes, and operates free-to-play mid to hardcore mobile games worldwide on mobile app partners’ (“Distribution Partners”) platforms.

The Company generates revenue from sales of in-game virtual goods through Distribution Partners. Machine Zone is headquartered in Palo Alto, California.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2019.

There have been no material changes to the Company’s significant accounting policies as of and for the three months ended March 31, 2020, as compared to the significant accounting policies described in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2019.

The Company’s unaudited condensed financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Liquidity

For the three months ended March 31, 2020, the Company has continued to incur net losses, has negative cash flows from operations, and a significant decline in revenue and has an accumulated deficit of $1.0 billion. As of March 31, 2020, the Company has outstanding loans of approximately $412 million. However, in connection with the merger with Applovin Corporation (the “Acquirer” or “Applovin”, see Note 15) on May 19, 2020, these loans were fully repaid. Furthermore in May 2020, the Company announced a reduction-in-force impacting approximately 140 of the Company’s employees and a restructuring of its lease facilities in Palo Alto (see Note 15) which in combination significantly reduced its operating expenses. The Company is in the process of being fully integrated with the Acquirer as a single combined entity. As a result of these actions, the Company expects to have sufficient liquidity to sustain its operations and satisfy any of its obligations as and when they fall due.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying notes. Significant estimates and assumptions reflected in the unaudited condensed consolidated financial statements include, but are not limited to, the estimated average playing periods of paying players that the Company uses for revenue recognition, estimated fair value of preferred stock, common stock, preferred and common stock warrants, stock options and restricted stock awards issued, useful lives of property and equipment, internal-use software development costs, estimated fair value of licensed assets and obligations, accrued liabilities, capital lease obligations, and deferred tax assets and valuation allowance related to income taxes, as well as the fair value of debt instruments and embedded derivatives. Actual results may differ from those estimates.

Comprehensive Income (Loss)

Comprehensive income (loss) is equal to net income (loss) for all periods presented.

Concentrations of Credit Risk and Significant Partners

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable, net. The Company places its cash and cash equivalents primarily with major financial institutions in the United States, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Distribution Partners accounting for 10% or more of the Company’s accounts receivable, net were as follows:

	December 31, 2019	March 31, 2020 (Unaudited)
Distribution Partner A	55%	63%
Distribution Partner B	35%	29%
Distribution Partner C	10%	9%

Recently Adopted Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue from contracts with customers. The new standard provides principle for recognizing revenue when control of promised goods or services is transferred to customers with the expected consideration in exchange for those goods or services, as well as guidance on the recognition of costs related to obtaining and fulfilling customer contracts. The standard also requires expanded disclosures about the nature, amount, timing, and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted the standard on January 1, 2019 using the modified retrospective method, which was applied to customer contracts that were not completed as of January 1, 2019. The Company’s results of operations beginning after January 1, 2019 are presented in accordance with ASC 606, while prior periods continue to be reported in accordance with ASC 605, Revenue Recognition.

The most significant impact of adopting the new revenue standard was to record the platform service charges as costs of revenue in the period incurred. Although the platform service charges are incremental in nature, these charges are not costs incurred solely in the Company’s effort to obtain the contract and there are no sales or marketing efforts made by the platform providers. As platform service charges do not clearly meet the criteria for capitalization as either incremental costs of obtaining a contract or fulfillment costs, such charges are expensed as incurred.

As a result of adopting the new revenue standard, the following adjustments were made to the Company’s unaudited condensed consolidated balance sheet at January 1, 2019 (in thousands):

Unaudited Condensed Consolidated Balance Sheets	December 31, 2018	Adjustments	January 1, 2019
Deferred cost of revenue	$38,884	$(38,884)	$—
Accumulated deficit	(961,224)	(38,884)	(1,000,108)

The adoption of the new revenue standard had the following impact on the unaudited condensed consolidated statement of operations for the three months ended March 31, 2019 (unaudited, in thousands):

Unaudited Condensed Consolidated Statements of Operations	Amount as reported	Amount without adoption of ASC 606	Changes due to adoption of ASC 606
Cost of revenue	$48,031	$49,575	$(1,544)
Total costs and expenses	127,860	129,404	(1,544)
Loss from operations	(409)	(1,953)	1,544
Loss before income taxes	(9,850)	(11,394)	1,544
Net loss	(9,880)	(11,424)	1,544

The adoption of the new revenue standard had the following impact on the unaudited condensed consolidated balance sheet as of March 31, 2019 (unaudited, in thousands):

Unaudited Condensed Consolidated Balance Sheets	Amount as reported	Amount without adoption of ASC 606	Changes due to adoption of ASC 606
Deferred cost of revenue	$—	$37,340	$(37,340)
Accumulated deficit	(711,802)	(713,346)	1,544

Recently Issued Accounting Standards Not Adopted

Leases

In February 2016, the FASB issued new guidance on lease accounting. Among its provision, the standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheets for operating leases and also requires additional qualitative and quantitative disclosures about lease arrangements. This new guidance will be effective for its fiscal year beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

Income Tax

In December 2019, the FASB issued guidance that simplifies the accounting for incomes taxes by removing certain exceptions to the general principles in ASC 740, Income taxes, and amending existing guidance to improve consistent application. For private entities, the new guidance will be effective for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Most amendments within this standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

3. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2019 and March 31, 2020, consist of the following (in thousands):

	December 31, 2019	March 31, 2020 (Unaudited)
Cash	$44,353	$14,456
Restricted cash (See Note 12)	13,057	13,057
Money market funds	34,349	30,615

Total	$91,759	$58,128

4. Fair Value Measurements

The Company accounts for its financial assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level 2—Quoted prices for similar assets or liabilities or inputs other than quoted prices in active markets that are observable either directly or indirectly.

Level 3—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The following table summarizes the Company’s financial instruments’ classification within the fair value hierarchy as of December 31, 2019 as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Financial assets
Restricted cash	$13,057	$—	$—	$13,057
Money market funds	34,349	—	—	34,349

Total	$47,406	$—	$—	$47,406

Financial liabilities
Stock warrant liabilities	$—	$—	$1,730	$1,730

The following table summarizes the Company’s financial instruments’ classification within the fair value hierarchy as of March 31, 2020 as follows (unaudited, in thousands):

	Level 1	Level 2	Level 3	Total
Financial assets
Restricted cash	$13,057	$—	$—	$13,057
Money market funds	30,615	—	—	30,615

Total	$43,672	$—	$—	$43,672

The Company’s derivative liabilities originated in connection with the issuance of Convertible Notes in July 2019 (See Note 8) and are carried at zero fair value in Level 3 of the fair value hierarchy as of December 31, 2019 and March 31, 2020. For determination of the derivative liabilities and fair value changes for the three months ended March 31, 2020, please see Note 9. Derivative Liabilities.

5. License Assets and License Obligations

The Company entered into an agreement in October 2016 to use a third-party content in the Company’s game. The Company records these license payments as a license asset and a license obligation at the fair value on the contract date, based on a discounted cash flow model. The license asset is amortized on a straight-line method over the license term.

For the three months ended March 31, 2019 and 2020, license asset amortization of $4.4 million and $4.4 million, respectively, were recognized in the unaudited condensed consolidated statements of operations. The expected future amortization expense of license assets as of March 31, 2020 is as follows (unaudited, in thousands):

Years Ending December 31,
Remaining of 2020	$13,261
2021	17,633

Total	$30,894

During the three months ended March 31, 2019 and 2020, the Company recorded interest expense of $0.3 million and $0.2 million for the license obligations, respectively. The unrealized and realized foreign currency gain or loss was not material for the three months ended March 31, 2019 and 2020, respectively.

The following table summarizes the future license payments for the Company’s license obligations at March 31, 2020 (unaudited, in thousands):

Years Ending December 31,
Remaining of 2020	$18,431
2021	18,431

Total license payments	36,862

Less:
Imputed interest	(938)
Current portion of license obligations	(17,748)

License obligations, long-term	$18,176

6. Accrued and Other Current Liabilities

Accrued current liabilities at December 31, 2019 and March 31, 2020, consist of the following (in thousands):

	December 31, 2019	March 31, 2020 (Unaudited)
Payroll related	$23,551	$12,997
Marketing expenses	4,594	5,634
Other	566	484
Legal fees	314	460

Total	$29,025	$19,575

Other current liabilities at December 31, 2019 and March 31, 2020, consist of the following (in thousands):

	December 31, 2019	March 31, 2020 (Unaudited)
Other taxes payable	$12,772	$12,653
Office lease: cease-use obligation	13,769	9,348
Other	3,126	3,113

Total	$29,667	$25,114

7. Debt

Loan Facilities

As of December 31, 2019 and March 31, 2020, the outstanding borrowing under the revolving line of credit was $11.6 million and $15.3 million, respectively. The interest rates were 6% for the three months ended March 31, 2019 and ranging from 3.75% to 5.25% for the three months ended March 31, 2020. The loan facilities are due on July 31, 2020.

Debt Financing

In February 2018, the Company entered into a financing agreement (“Financing Agreement”) with a financial institution for a principal amount of $200.0 million. The agreement was amended in March, June and July 2019 to modify and/or eliminate certain of its financial covenants. Under the terms of the Financing Agreement, as amended, the Company is required to maintain minimum liquidity of $30 million through June 2020, $40 million in July 2020 and then $60 million for the remaining term of the Financing Agreement (February 2021). Interest only monthly payments are due in arrears, and the principal, paid-in-kind and all accrued but unpaid interest is due on February 1, 2021.

For the three months ended March 31, 2019 and 2020, the interest rate was 15.99% and 15.09%, respectively. The Company incurred interest expense of $8.1 million and $8.1 million for the three months ended March 31, 2019 and 2020, respectively.

The Company was in compliance with the covenant requirements through March 31, 2020.

8. Convertible Promissory Notes

On July 12, 2019, the Company issued $142.9 million in convertible promissory notes (“Convertible Notes”). These Convertible Notes are recorded as part of the Loans Payable, Long-term. The Convertible Notes bear interest of 10% per annum and mature on the second anniversary of the issuance date. The following table sets forth the components of the Convertible Notes as of December 31, 2019 and March 31, 2020 (in thousands):

	December 31, 2019	March 31, 2020 (Unaudited)
Principal	$142,857	$142,857
300% settlement amount in excess of principal and paid-in-kind interest at maturity	345,714	345,714
Unamortized debt discount	(374,308)	(313,237)

Net carrying amount	$114,263	$175,334

The following table sets forth interest expense recognized related to the Convertible Notes for the three months ended March 31, 2020 (in thousands):

Three months Ended March 31, 2020 (Unaudited)
Paid-in-kind interest expense	$3,562
Amortization of debt discount	61,071

Total interest expense recognized	$64,633

9. Derivative Liabilities

The Company’s derivative liabilities originated in connection with the issuance of Convertible Notes in July 2019 and are carried at fair value, which is calculated using a model that is based on discounted cash flows. The model stimulates different outcomes for the expected period to maturity, financing or next probable transaction. As of December 31, 2019, the derivative liabilities were deemed to have zero value since the fair value of the convertible note with embedded derivative is lower than the fair value of the convertible note without the embedded derivatives.

Similarly, as of March 31, 2020, the fair value of the derivative liabilities were deemed to still have a zero value as the conversion features of the embedded derivatives still had no incremental value to the holders.

10. Capital Lease Obligations

Capital leases outstanding at March 31, 2020 generally have a three-year term and mature at various dates until 2021, and bear interest rates ranging from 5.53% to 12.31% per annum. The Company recorded $0.5 million and $0.2 million of interest expense in relation to the capital lease arrangements for the three months ended March 31, 2019 and 2020, respectively. The present value of future minimum lease payments under the Company’s capital lease obligations at March 31, 2020 is as follows (unaudited, in thousands):

Years Ending December 31,
Remaining of 2020	$6,523
2021	797

Total minimum lease payments	7,320

Less:
Imputed interest	(183)
Current portion of capital lease obligations	(7,137)

Capital lease obligations, long-term	$—

11. Stock Warrants

As of December 31, 2019 and March 31, 2020, the Company has outstanding warrants for 1,357,200 shares of convertible Series B preferred stock and 3,552,790 shares of common stock, respectively. The fair value of the warrants as of December 31, 2019 and March 31, 2020, respectively:

	December 31, 2019	March 31, 2020 (Unaudited)
Convertible Series B preferred stock warrants	$752	$—
Common stock warrant	978	—

Total warrant liabilities	$1,730	$—

The warrant liabilities are reported in the Other Long-Term Liabilities of the unaudited condensed consolidated balance sheet.

For the three months ended March 31, 2019, the change in the fair value of the warrants was not material. For the three months ended March 31, 2020, the change in the fair value of the warrants was $1.7 million and was recorded in other income (expense), net, in the unaudited condensed consolidated statements of operations.

12. Commitments and Contingencies

Operating Leases

The Company leases office and colocation facilities under non-cancellable operating lease and sublease agreements that expire at various terms through 2028.

The following summarizes the future minimum payments under the Company’s operating leases, subleases, colocation facility, and sublease proceeds under non-cancelable operating leases at March 31, 2020 (unaudited, in thousands):

Years Ending December 31,
Remaining of 2020	$20,589
2021	26,840
2022	21,652
2023	16,747
2024	17,250
Thereafter	63,723

Total minimum lease payments	166,801

Less: non-cancellable sublease income	(21,028)

Total	$145,773

For the three months ended March 31, 2019 and 2020, rent expense was $4.1 million and $4.0 million, respectively.

Letter of Credit Agreements

As of March 30, 2020, the Company has the following three letter of credit agreements (“LOCs”):

•

Two standby LOCs with a bank in lieu of a deposit under the Company’s sublease agreements for certain office buildings. Under these two LOCs, the Company’s landlord can draw up to $13.1 million under certain conditions. These LOCs are required through June 2027.

•

One standby LOC with a bank that provides for a $6.8 million irrevocable LOC for a sublease agreement. The LOCs may not exceed the aggregate loan value of the collateral, which is defined as all assets held or to be held in custody accounts, safeguarding accounts, investment management accounts, and/or other accounts with the bank. The Company is in compliance with this requirement through March 31, 2020. This LOC is required through July 2022.

No amounts were drawn against the LOCs during the periods presented.

Purchase Obligations

As of March 31, 2020, the Company had no additional material purchase obligations.

Legal Matters

The Company is at times involved in claims and legal actions that arise in the normal course of business. Such matters are subject to uncertainties and outcomes and are not predictable with assurance. The Company assesses the probability of incurring any such losses and whether or not those losses are estimable. Amounts are accrued that are believed to be adequate to address any liabilities related to legal proceedings and other loss contingencies that are reasonably estimable.

On October 27, 2020, Machine Zone and Epic Action were served with a complaint for a putative class action alleging statutory claims for violation of California Unfair Competition Law and unjust enrichment—in connection with sales of virtual packs in Final Fantasy XV: A New Empire. The Company intends to vigorously defend against these claims and, based on information currently available, it does not anticipate that this matter will result in a materially unfavorable outcome.

13. Stockholders’ Deficit

Convertible Preferred Stock

The convertible preferred stock authorized, issued, and outstanding at December 31, 2019 and March 31, 2020 (unaudited), is as follows (dollars in thousands):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Aggregate Liquidation Preference
Series A	113,538,740	113,538,740	$4,881	$—
Series B	92,502,640	91,145,440	7,345	—
Series C	142,499,110	141,180,416	134,121	93,370
Series D	65,709,968	55,526,655	62,190	53,667

Total	414,250,458	401,391,251	$208,537	$147,037

Changes of Liquidation Right

In March 2019, the Company completed a recapitalization whereby all holders of Series A and Series B preferred waived 100% of their liquidation preference. The arrangement was accounted as a modification but does not have any impact on the Company’s consolidated financials. Additionally, as part of the recapitalization, all holders of Series C and certain holders of Series D agreed to voluntarily convert at least 75% of the shares of its each Series C and Series D shares into common stock immediately prior to a liquidation event in exchange for an additional 185 million shares of the Company’s Common Stock. The exchange was accounted for as an extinguishment in the Series C and Series D Preferred Stock. The difference between the fair value of the total consideration transferred and the carrying value of the Series C and D extinguished is recorded to retained earnings (accumulated deficit). Accordingly, the Company recorded $298.2 million against the accumulated deficit for the three months ended March 31, 2019.

Stock Incentive Plan

The stock option activity under the Company’s stock plans during the three months ended March 31, 2020 is as follows (unaudited):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—December 31, 2019	136,616,617	$0.42	6.96
Options granted	—	—
Options exercised	(1,000)	$0.49		$—
Options cancelled	(11,974,173)	$0.28

Balance—March 31, 2020	124,641,444	$0.43	6.74

Stock-Based Compensation

Stock Options

The Company’s assumptions used in determining the fair value for grants during the three months ended March 31, 2019 are as follows; there were no stock options granted during the three months ended March 31, 2020.

Three Months Ended March 31, 2019 (Unaudited)
Expected terms (in years)	6.03
Expected volatility	42.98%
Expected dividend yield	—
Risk-free interest rate	2.61%

Expected Term—The Company’s expected term represents the period of time that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method described in the Staff Accounting Bulletin (SAB) No. 107, as amended by SAB No. 110, Share-Based Payment.

Expected Volatility—Expected volatility is estimated using comparable public company volatility for similar expected term.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input, and the Company has never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation model is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Estimated Forfeitures—The Company uses an annual estimated forfeiture rate based on the Company’s actual historical forfeitures.

Restricted Stock Awards

The Company’s Restricted Stock Awards activity for the three months ended March 31, 2020 is as follows (unaudited):

	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value per Share
Unvested balance—December 31, 2019	133,980,508	$0.51
Granted	—	—
Vested	—	—
Cancelled/forfeited	—	—

Unvested balance—March 31, 2020	133,980,508	$0.51

Performance-Based Restricted Stock Units

The Company’s Performance-Based Restricted Stock Units activity for the three months ended March 31, 2020 is as follows (unaudited):

	Number of Performance Based Restricted Stock Units	Weighted Average Grant Date Fair Value per Share
Unvested balance—December 31, 2019	38,005,982	$0.92
Granted	13,459,185	$0.63
Vested	—	—
Cancelled/forfeited	(7,512,338)	$0.42

Unvested balance—March 31, 2020	43,952,829	$0.92

The stock-based compensation expense recognized for the three months ended March 31, 2019 and 2020 are as follows (in thousands):

	Three Months Ended (Unaudited)
	March 31, 2019	March 31, 2020
Cost of revenue	$231	$118
Research and development	1,691	948
Sales and marketing	321	108
General and administrative	546	241

	2,789	1,415
Less: capitalization	(260)	—

Total	$2,529	$1,415

14. Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security, or CARES, Act was enacted and signed into law. The CARES Act did not have a material impact on the income tax provision for the three months ended March 31, 2020.

The Company accounts for income taxes under the asset and liability method. The provision for income taxes recorded in interim periods is recorded by applying the estimated annual effective tax rate to year-to-date income before provision for income taxes, excluding the effects of significant unusual or infrequently occurring discrete items and jurisdictions where annual effective tax rate cannot be reasonably estimated. In these cases, the Company will determine the actual effective tax rate for the year-to-date period. The tax effects of discrete items are recorded in the same period that the related discrete items are reported and results in a difference between the actual effective tax rate and the estimated annual effective tax rate.

The provision for income taxes of $30 thousands and $36 thousands for the three months ended March 31, 2019 and 2020, respectively, represented primarily estimated state income taxes. This diverged from the combined U.S. federal and state statutory tax rate due to the valuation allowance on the Company’s U.S. deferred taxes.

The amount of gross uncertain tax positions was immaterial as of December 31, 2019 and March 31, 2020. The amount of unrecognized tax positions that, if recognized, would affect the rates was immaterial and any change in the uncertain tax over the next twelve months would be immaterial as of December 31, 2019 and March 31, 2020.

The Company and its subsidiaries are subject to US federal and state income taxation as well as foreign income taxation. The Company is not under income tax examinations by any Federal, State or Foreign taxing authorities.

15. Subsequent Events

The Company has evaluated subsequent events through December 2, 2020, the issuance date of the condensed consolidated interim financial statements, to determine whether they should be disclosed to keep the condensed consolidated interim financial statements from being misleading. The Company noted the following subsequent events that should be disclosed:

Reduction in Force

In May 2020, the Company announced a reduction-in-force impacting approximately 140 of the Company’s employees.

Merger

In May 2020, the Company entered into a definitive agreement with Applovin pursuant to which the Company will be a wholly owned subsidiary of the Acquirer (the “Acquisition”). The Acquisition was completed and closed on May 19, 2020. As part of the merger agreement, the Acquirer assumed or extinguished through payments of cash and equity and assumed the Company’s accounts receivable loan and Financing Agreement, outstanding Convertible Notes, capital and operating leases, trade payables and the remaining Series C and Series D liquidation preference.

Lease Termination

In connection with the Acquisition, the Company entered into a lease amendment arrangement with the landlord for the Company’s buildings located at 1100 and 1200 Page Mill Road, Palo Alto, CA. Under the lease amendment, the Company and the landlord agreed to terminate the Company’s sublease arrangement for the 1200 Page Mill Road building, release the Company from its payment obligation under a pre-existing lease termination agreement with landlord and release the letter of credit held by the landlord with respect to the building located at 1200 Page Mill Road. In consideration of the early termination, the Acquirer made a payment in cash equal to the letter of credit currently in place on 1200 Page Mill Road and issued warrants of the Acquirer’s common stock.

MACHINE ZONE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

Independent Auditors’ Report

The Board of Directors

Machine Zone, Inc.

Palo Alto, California:

Report on the Financial Statements

We have audited the accompanying financial statements of Machine Zone, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Machine Zone, Inc. and its subsidiaries as of December 31, 2018 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Santa Clara, California
June 10, 2020

MACHINE ZONE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(In thousands, except share and per share information)	2018	2019
Assets
Current assets:
Cash and cash equivalents	$118,691	$91,759
Accounts receivable, net	28,698	20,644
Deferred cost of revenue	38,884	—
Prepaid expenses and other current assets	5,623	3,815

Total current assets	191,896	116,218

Property, equipment and software, net	93,802	64,701
License assets, net	52,947	35,314
Goodwill	3,438	3,438
Intangible assets, net	3,266	2,270
Other noncurrent assets	3,240	2,991

Total assets	$348,589	$224,932

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$33,390	$18,264
Accrued liabilities	29,091	29,025
Deferred revenue	128,008	100,771
Loans payable	11,668	11,541
Capital lease obligations	23,870	10,464
License obligations	17,099	17,628
Other current liabilities	20,545	29,667

Total current liabilities	263,671	217,360

Loans payable, long-term	213,407	330,232
Capital lease obligations, long-term	10,088	791
License obligations, long-term	35,182	18,054
Other long-term liabilities	21,236	21,158

Total liabilities	543,584	587,595

Commitments and contingencies (Note 14)
Stockholders’ deficit:
Convertible preferred stock, Series A, $0.00001 par value—113,538,740 shares authorized, issued and outstanding at December 31, 2018 and December 31, 2019	1	1
Convertible preferred stock, Series B, $0.00001 par value—92,502,640 shares authorized at December 31, 2018 and December 31, 2019; 91,145,440 shares issued and outstanding at December 31, 2018 and December 31, 2019	1	1
Convertible preferred stock, Series C, $0.00001 par value—142,499,110 shares authorized at December 31, 2018 and December 31, 2019; 142,499,110 shares and 141,180,416 shares issued and outstanding at December 31, 2018 and December 31, 2019, respectively	1	1
Convertible preferred stock, Series D, $0.00001 par value—77,599,580 shares and 65,709,968 shares authorized at December 31, 2018 and December 31, 2019, respectively; 65,709,968 shares and 55,526,655 shares issued and outstanding at December 31, 2018 and December 31, 2019, respectively	1	1
Common stock, $0.00001 par value—1,450,000,000 shares authorized at December 31, 2018 and December 31, 2019; 464,727,830 and 647,379,255 shares outstanding at December 31, 2018 and December 31, 2019, respectively	5	7
Treasury stock	3	1
Additional paid-in capital	766,217	574,197
Accumulated deficit	(961,224)	(936,872)

Total stockholders’ deficit	(194,995)	(362,663)

Total liabilities and stockholders’ deficit	$348,589	$224,932

See notes to consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands)	2018	2019
Revenues	$829,104	$400,300

Costs and expenses:
Cost of revenue	344,032	161,023
Research and development	109,596	93,979
Sales and marketing	149,508	98,586
General and administrative	45,274	63,802
Depreciation and amortization	82,089	56,478

Total costs and expenses	730,499	473,868

Income (loss) from operations	98,605	(73,568)

Interest expense	(33,991)	(170,137)
Interest income	415	363
Other income (expense), net	(12,058)	7,921

Income (loss) before income taxes	52,971	(235,421)

Provision (benefit) from income taxes	(118)	673

Net income (loss)	$53,089	$(236,094)

See notes to consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands, except shares)

	Stockholders’ Deficit
	Convertible Preferred A Stock		Convertible Preferred B Stock		Convertible Preferred C Stock		Convertible Preferred D		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2017	113,538,740	$1	91,145,440	$1	142,499,110	$1	65,709,968	$1	664,401,037	$7	$—	$749,988	$(1,014,129)	$(264,130)
Issuance of common stock upon exercise of vested stock options	—	—	—	—	—	—	—	—	7,504,228	—	—	1,125	—	1,125
Issuance of warrants in connection with loan	—	—	—	—	—	—	—	—	—	—	—	1,100	—	1,100
Issuance of restricted stock awards	—	—	—	—	—	—	—	—	139,980,500	1	—	—	—	1
Repurchase of common stock	—	—	—	—	—	—	—	—	(173,750)	—	—	(1)	(184)	(185)
Repurchase of common stock exercised with notes receivable	—	—	—	—	—	—	—	—	(28,083,737)	—	—	—	—	—
Issuance of common stock in connection with 2015 business combinations	—	—	—	—	—	—	—	—	98,825	—	—	51	—	51
Tender of founders shares	—	—	—	—	—	—	—	—	(318,999,273)	(3)	3	—	—	—
Stock—based compensation	—	—	—	—	—	—	—	—	—	—	—	13,954	—	13,954
Net income	—	—	—	—	—	—	—	—	—	—	—	—	53,089	53,089

Balance at December 31, 2018	113,538,740	$1	91,145,440	$1	142,499,110	$1	65,709,968	$1	464,727,830	$5	$3	$766,217	$(961,224)	$(194,995)

Cumulative—effect adjustment from the adoption of ASC 606 (See Note 2)	—	—	—	—	—	—	—	—	—	—	—	—	(38,884)	(38,884)
Issuance of common stock upon exercise of vested stock options	—	—	—	—	—	—	—	—	3,651,417	—	—	174	—	174
Issuance of restricted stock awards	—	—	—	—	—	—	—	—	41,900,000	—	—	—	—	—
Repurchase of restricted stock awards	—	—	—	—	—	—	—	—	(47,899,992)	—	—	—	—	—
Issuance of common stock in connection with waiver of liquidation preference	—	—	—	—	—	—	—	—	185,000,000	2	(2)	(298,186)	298,186	—
Conversion of preferred shares into convertible promissory notes	—	—	—	—	(1,318,694)	—	(10,183,313)	—	—	—	—	(33,949)	1,144	(32,805)
Beneficial conversion features in connection with issuance of convertible notes	—	—	—	—	—	—	—	—	—	—	—	132,065	—	132,065
Stock—based compensation	—	—	—	—	—	—	—	—	—	—	—	7,876	—	7,876
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(236,094)	(236,094)

Balance at December 31, 2019	113,538,740	$1	91,145,440	$1	141,180,416	$1	55,526,655	$1	647,379,255	$7	$1	$574,197	$(936,872)	$(362,663)

See notes to consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(In thousands)

	2018	2019
Operating activities:
Net income (loss)	$53,089	$(236,094)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	82,089	56,478
Stock-based compensation	13,306	7,429
Asset impairment	3,053	798
Non-cash interest expense	9,517	16,244
Amortization of debt discount and issuance cost	2,080	126,441
Other non-cash adjustments	10,902	(7,155)
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable, net	61,582	8,022
Deferred cost of revenue	76,455	—
Prepaid expenses and other assets	17,135	2,054
Accounts payable	(28,620)	(14,997)
Accrued and other current liabilities	(78,162)	3,207
Deferred revenue	(253,045)	(27,237)
Other long-term liabilities	(8,073)	216

Net cash used in operating activities	(38,692)	(64,594)

Investing activities:
Purchases of property, equipment and software	(32,761)	(9,850)
Acquisition of license assets and other intangibles	(15)	(16,519)
Proceeds from sale of property, equipment and software	1,069	188
Changes in deposits	59	—

Net cash used in investing activities	(31,648)	(26,181)

Financing activities:
Proceeds from loans, net of issuance costs	187,768	121,329
Retirement of common stock	(185)	—
Principal payments on capital lease obligations	(45,991)	(22,854)
Payments on loans	(118,837)	(34,811)
Proceeds from the exercise of stock options	1,125	179
Proceeds from issuance of restricted stock awards	1	—

Net cash provided by financing activities	23,881	63,843

Net decrease in cash, cash equivalents and restricted cash	(46,459)	(26,932)

Cash, cash equivalents and restricted cash—Beginning of year	165,150	118,691

Cash, cash equivalents and restricted cash—End of year	$118,691	$91,759

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$1,087	$267
Cash paid for interest	$22,094	$27,452
Supplemental disclosure of noncash investing and financing activities:
Property, equipment and software acquired under capital leases	$14,802	$—
Acquisition of property, equipment and software included in accounts payable and accrued liabilities	$1,141	$821
Stock-based compensation included in capitalized internal-use software development costs	$648	$447
Issuance of common stock warrants in connection with loan	$1,100	$—
Issuance of common stock in connection with waiver of liquidation preference	$—	$298,186
Conversion of preferred shares into convertible promissory notes	$—	$32,805
Beneficial conversion features in connection with issuance of convertible notes	$—	$132,065

See notes to consolidated financial statements

MACHINE ZONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

1. Organization and Description of Business

Machine Zone, Inc. (“Machine Zone” or the “Company”), a Delaware corporation, was formed on January 14, 2008, under the name Addmired, Inc. On March 28, 2012, the Company changed its name to Machine Zone, Inc. Machine Zone develops, publishes, and operates free-to-play mid to hardcore mobile games worldwide on mobile app partners’ (“Distribution Partners”) platforms.

The Company generates most of its revenue from sales of in-game virtual goods, and to a lesser extent, digital advertising management services offered to third parties (“Digital Advertising Services”). As of December 31, 2018, the Company ceased providing the Digital Advertising Services. Machine Zone is headquartered in Palo Alto, California.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company’s financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Liquidity

For the year ended December 31, 2019, the Company has incurred a net loss, negative cash flows from operations, and a significant decline in revenue and has an accumulated deficit of $936.9 million as of December 31, 2019. As a result of these factors, the Company does not have sufficient liquidity to sustain its operations, capital expenditures, and lease payments for a period of twelve months following the issuance of the financial statements. The Company was acquired by Applovin Corporation, and became its wholly-owned subsidiary, on May 19, 2020 (see Note 18). Applovin Corporation has committed to provide the necessary financial support to the Company sufficient for it to satisfy its obligations and debt service requirements, if any, as and when they are due, through and including June 30, 2021.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the estimated average playing periods of paying players that the Company uses for revenue recognition, estimated fair value of preferred stock, common stock, preferred and common stock warrants, stock options and restricted stock awards issued, useful lives of property and equipment, internal-use software development costs, estimated fair value of licensed assets and obligations, accrued liabilities, capital lease obligations, and deferred tax assets and valuation allowance related to income taxes, as well as the fair value of debt instruments and embedded derivatives. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured into U.S. dollars from the local currency at exchange rates in effect at the balance sheet dates. Realized foreign exchange gains and losses on foreign currency transactions are recorded in other income (expense), net, in the consolidated statements of operations. During the years ended December 31, 2018 and 2019, foreign currency net loss was $2.4 million and $1.1 million, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is equal to net income (loss) for all years presented.

Concentrations of Credit Risk and Significant Partners

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable, net. The Company places its cash and cash equivalents primarily with major financial institutions in the United States, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Distribution Partners accounting for 10% or more of the Company’s accounts receivable, net were as follows:

December 31,	2018	2019
Distribution Partner A	50%	55%
Distribution Partner B	39%	35%
Distribution Partner C	11%	10%

Cash and Cash Equivalents

The Company considers all investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

As of December 31, 2018 and 2019, within cash and cash equivalents, the Company has restricted cash balances of $28.0 million and $13.1 million, respectively, on the accompanying consolidated balance sheets. These restricted cash balances are primarily cash deposits to back letters of credit related to certain operating leases and capital leases.

Accounts Receivable

Accounts receivable, net, is unsecured and primarily represents amounts due to the Company under contracts with Distribution Partners and customers of the Company’s Digital Advertising Services. In cases where the Company is aware of circumstances that may impair a specific Distribution Partner or customer’s ability to meet its financial obligations, the Company records a specific allowance as a reduction to the accounts receivable balance.

Property, Equipment, and Software

Property, equipment and software, net, is stated at cost, less accumulated depreciation and amortization. Computer equipment and software includes assets acquired under capital lease arrangements. Depreciation and amortization are computed using the straight-line basis over the estimated useful lives of the assets, generally two to five years, as follows:

Computer equipment and software	3 years
Computer equipment and software under capital lease arrangements	Shorter of lease term or expected useful life
Internal-use software development costs	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or expected useful life

Operating Lease obligations

The Company leases office space under non-cancelable operating leases with various expiration dates through 2028. Certain of the Company’s operating lease agreements contain tenant improvement allowances from its landlords. These allowances are accounted for as lease incentive obligations, and are amortized as reductions to rent expense over the lease term. In addition, certain operating lease agreements contain rent concessions, rent escalations and options to renew. Rent concession and rent escalation provisions are considered in determining the rent expense to be recorded over the lease term. The lease term begins on the date the Company has the right to use the leased property and rent expense is recognized on a straight-line basis over the term of the lease. The Company does not assume that its operating leases will be renewed at lease inception.

Capital Lease obligations

The Company leases certain equipment from various third parties through equipment financing leases under capital leases. These leases either include a bargain purchase option, a full transfer of ownership at the completion of the lease term, or the terms of the leases are at least 75 percent of the useful lives of the assets and are therefore classified as a capital leases. These leases are capitalized in property, equipment and software, net, and the related depreciation expenses under capital leases are included in depreciation and amortization expense in the Company’s consolidated statements of operations. Initial asset values and lease obligations are based on the lower of the fair value or the present value of future minimum lease payments. See Note 12. Capital Lease Obligations.

Internal-Use Software Development Costs

Costs related to internal-use software development are accounted for in accordance with Accounting Standards Codification (ASC) 350-40, Intangibles—Internal-Use Software, and are included in property, equipment and software, net, in the Company’s consolidated balance sheets. The Company capitalizes costs incurred to develop its internal-use software relating to the games and software applications during the application development stage, if it is probable that the project will be completed and the software will be used as intended. The application development stage occurs after management has approved to fund the project. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the internal-use software (the period for which the software is expected to contribute to future cash flows), generally two to three years, beginning when the asset is ready for its intended use.

For internally developed software, interest cost is capitalized for the period of time it takes to develop the software for its intended use. During the years ended December 31, 2018 and 2019, the Company capitalized $1.6 million and $0.5 million of interest expense, respectively.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recorded impairment charges of approximately $3.1 million and $0 for the years ended December 31, 2018 and 2019, respectively.

Goodwill

Goodwill is carried at cost and evaluated in the fourth quarter of the Company’s fiscal year annually for impairment, or more frequently if circumstances exist that indicate that impairment may exist. When conducting the annual goodwill impairment assessment, the Company performs a quantitative evaluation of whether goodwill is impaired using the two-step impairment test. The Company records the amount by which the carrying value of goodwill exceeds its implied fair value, if any, as impairment expense in the consolidated statements of operations in each reporting period. The Company performed its goodwill evaluation as of December 31, 2018 and 2019, and did not record any goodwill impairment.

Intangible Assets

Definite-lived intangible assets are carried at cost, less accumulated amortization. Definite-lived intangible assets are amortized using the straight-line method over the estimated useful lives of the respective assets, generally five years, and are assessed for potential impairment when events or circumstances indicate that their carrying amounts might be impaired. There was no impairment of definite-lived intangible assets for the years ended December 31, 2018 and 2019.

Indefinite-lived intangible assets other than goodwill are carried at cost and evaluated in the fourth quarter of the Company’s fiscal year annually for impairment, or more frequently if circumstances exist that indicate that impairment may exist. The Company recorded impairment charges of approximately $0 and $0.8 million for indefinite-lived intangible assets for the years ended December 31, 2018 and 2019, respectively.

License Assets and License Obligations

The Company licenses intellectual property from third parties for use of their licensed content in the Company’s game. The licensing agreements include license payments, which are due over the terms of the agreements. When no significant performance obligation remains with the licensor, the Company records these license payments as a license asset and a license obligation at the fair value on the contract date, based on a discounted cash flow model. The amortization of the licensed asset commences when the licensed product is launched and is recorded in depreciation and amortization on a straight-line method over the remaining license terms or estimated useful life of the licensed product, whichever is shorter. The classification of the license obligations between current and long-term is based on the expected timing of the payments to the licensor.

To evaluate the future recoverability of a license asset, the Company considers the terms of the agreements, game development plans, forecasted and actual financial performance of the game, as well as, other qualitative factors, such as, the success of similar games and similar genres launched by the Company or competitors. If the licensed asset is considered impaired, the impairment charge to be recognized is measured by the amount that the carrying amount of the license asset exceeds the fair value of the asset. Any impairment charge determined before the launch of a game is expensed to research and development, while any impairment charge determined post-launch is expensed to cost of revenue in the Company’s consolidated statements of operations. The Company did not record any impairment charge for the license assets for the years ended December 31, 2018 and 2019. See Note 7. License Assets and License Obligations.

Treasury Stock

The Company records treasury stock activities under the cost method whereby the cost of the acquired stock is recorded as treasury stock. The policy over the formal retirement of treasury stock is to deduct the par value from common stock and to reflect the excess of cost over par value, if any, as a deduction from additional paid-in capital (to the extent created by previous issuances of the shares) and thereafter from retained earnings.

Revenue Recognition

The Company derives revenue principally from the sale of in-game virtual goods within the Company’s mobile games available for purchase in-app through its Distribution Partners. In 2018, the Company derived a small portion of its revenue from its Digital Advertising Services. As of December 31, 2018, the Company ceased providing Digital Advertising Services.

On January 1, 2019, the Company adopted the Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) and its related amendments using the modified retrospective method. Refer to the Recently Adopted Accounting Standards section below for the impact of the adoption on the Company’s consolidated financial statements.

In accordance with ASC 606, the Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer.

•	Identification of the performance obligations in the contract.

•	Determination of the transaction price.

•	Allocation of the transaction price to the performance obligations in the contract.

•	Recognition of revenue when, or as, the Company satisfies performance obligations.

Revenue is recorded net of the sales tax collected by the Company’s Distribution Partners from the paying-players.

Mobile Games

The Company develops and offers mobile games that allow players to download and play the game for free on their mobile devices. The Company’s games are distributed through its Distribution Partners. Players have the option of making in-game purchases to enhance their game-playing experience. All in-game purchases are made through the Distribution Partners who process the payment transaction on the Company’s behalf. The Distribution Partners process all in-game purchases, deduct their platform fees and then remit the remainder to the Company.

Players are required to accept the terms of use for the Company’s games prior to making any in-game purchases. Payment is required at time of purchase and the purchase price is fixed at the time of purchase. Once a player makes a purchase in-game, the purchased virtual goods are available in the player’s account for use in future game play.

The Company’s performance obligations to the paying players are to host the game play and continue to provide access to the purchased virtual goods within the game. These obligations are considered as a single combined performance obligation because they are not distinct and the purchased virtual goods are only accessible in the mobile game in which each purchase is made.

The Company’s performance obligation is satisfied over time as the virtual goods are used throughout the gameplay, beginning with the first purchase of the virtual goods by a player. When the virtual goods are sold, the Company makes the virtual goods available in the players’ accounts which are used in the games over time. As a result, the proceeds from the sale of virtual goods are initially recorded in deferred revenue. The Company categorizes the virtual goods as durable because while they reside in the player’s inventory upon purchase, they are used by the player over an extended period of playing time. The Company recognizes revenue from the sale of virtual goods ratably over the estimated average playing period (“EAPP”) of paying players, which represents the Company’s best estimate of the average playing life of paying players for the applicable game. The EAPP of players begins when a player makes a first purchase (i.e. becomes a “paying player”), and ends when a player is determined to be inactive.

The Company determines the EAPP on a game-by-game basis. For a newly-launched game that has limited playing data, the Company determines its EAPP based on the EAPP of a game that has sufficiently similar characteristics. The quarterly calculated EAPP was applied to all bookings in the respective quarter.

Determining the EAPP is inherently subjective and is subject to revision regularly based on historical playing patterns and other applicable factors. Future player playing patterns may differ from historical ones, and therefore, the EAPP may change in the future. The EAPPs are generally between six and nine months.

The Company recognizes game revenue based on the gross amount paid by the player because the Company is the principal and has the contractual right to determine the price to be paid by the player. The Distribution Partners’ service charges are recorded as cost of revenue as incurred.

Digital Advertising Services

Beginning in March 2017, the Company entered into Digital Advertising Services agreements with a number of third parties. The agreements generally describe the campaign objectives, the agreed upon fee for the media spend and a fixed period of time for delivery of the advertising services. Either party could cancel the arrangements after a written notice. However, the customers are generally responsible for paying the Company for the media spend incurred and fees earned through the date of termination. As of December 31, 2018, the Company had ceased to provide the services. The adoption of ASC 606 had no impact on revenue recognized for Digital Advertising Services in 2018.

Customers were typically billed on a monthly basis for digital advertising campaigns delivered during the prior month. The Company determined collectability by performing ongoing credit evaluations and monitoring its customers’ accounts receivable balances. For new customers, the Company performed a credit check with an independent credit agency and checked credit references to determine creditworthiness. The Company recognizes revenue when amounts are not probable of reversal.

The determination of whether revenue from the Digital Advertising Services should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or as an agent in the transaction. In determining whether the Company acts as the principal or as an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, the Company has concluded that it acts as a principal with respect to these arrangements because the Company is the primary obligor and is responsible for (i) fulfilling the advertisement delivery, (ii) establishing the selling prices for delivery of the digital advertisements, (iii) selecting the media to fulfill the digital advertising campaigns, (iv) performing campaign set-up, campaign management, billing and collection activities including retaining credit risk, and (v) has discretion in selecting media vendors when fulfilling a customer’s campaign. Based on this conclusion, the Company reports revenue earned and costs incurred with respect to this service on a gross basis.

Cost of Revenue

Mobile Games

Cost of revenue consists primarily of expenses incurred to generate revenue from the Company’s games. This includes platform service charges from the Company’s Distribution Partners, data center expenditures related to operating the games, consulting costs related to customer support services, salaries, benefits, stock-based compensation expenses and facility costs associated with the Company’s customer support and infrastructure teams. Additionally, the cost of revenue includes amortization of license asset cost, which is included in depreciation and amortization expense in the consolidated statements of operations. See License Assets and License Obligations, above.

Digital Advertising Services

Cost of revenue consists of media spend and personnel expenses. Media spend is digital advertisements that the Company purchases from advertising exchanges or publishers for customer’s campaign and is expensed as incurred. Personnel expenses include salaries, bonuses, benefits and stock-based compensation costs associated with those personnel who are directly involved in the digital advertising management service including managing customers’ campaigns, purchasing digital advertisements and providing customer support.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue represents in-game virtual goods that have been purchased by players, but for which performance obligation has not yet been satisfied. Deferred revenue expected to be realized within one year are included in current liabilities and the remaining deferred revenue, if any, are included in noncurrent liabilities. The Company does not have noncurrent deferred revenue at December 31, 2018 and 2019.

Prior to the adoption of ASC 606, deferred cost of revenue consists primarily of platform service charges from the Distribution Partners and was recognized as cost of revenue over the same period as that which the respective deferred revenue is recognized. Upon adoption of ASC 606 on January 1, 2019, the platform service charges are expensed as incurred and the deferred platform service charges of $38.9 million as of January 1, 2019 after tax were recorded as a debit to accumulated deficit. Refer to the Recently Adopted Accounting Standards section below for the impact of adoption on the Company’s consolidated financial statements.

During the year ended December 31, 2019, the Company recognized approximately $128.0 million of revenue pertaining to amounts that were deferred as of December 31, 2018.

Remaining performance obligations

All of the Company’s remaining performance obligations have an original expected length of less than one year.

Research and Development Expenses

The Company’s research and development expenses primarily consist of salaries, benefits, and stock-based compensation cost for its engineers and developers, except for certain internal-use software development costs, which may be capitalized as noted above. Impairment of internal-use software development costs are recorded in research and development expense. See Note 5. Property, Equipment and Software. In addition, research and development expenses include outside services and consulting, as well as associated overhead costs.

Research and development costs that are directly attributable to the planning, conceptual design and testing of the Company’s games are recognized as an expense as incurred.

Sales and Marketing Expenses

Sales and marketing expenses primarily represent direct advertising and acquisition marketing expenses incurred to expand the number of active players. Such costs are expensed as incurred, except for production costs for advertisements. Production costs for advertisements are initially deferred as prepaid assets and expensed when the advertisement has been run. Direct advertising and user acquisition marketing expenses for the years ended December 31, 2018 and 2019 were $129.0 million and $86.5 million, respectively.

Stock-Based Compensation

Stock Options

The Company applies the provisions of ASC 718, Stock Compensation, with respect to options granted to employees. ASC 718 requires companies to estimate the fair value of stock-based compensation awards on the date of grant using an option-pricing model. The value of the award that is ultimately expected to vest is recognized as an expense, generally using the straight-line method over the requisite service period of four years, in the Company’s consolidated statements of operations. No compensation cost is recorded for options that do not vest.

The Company uses the Black-Scholes option-pricing model as the method for determining the estimated fair value of stock options. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the fair value of the Company’s common stock, the expected term, the price volatility of the underlying stock, dividend yield and risk-free interest rate.

The Company’s assumptions used in determining the fair value for grants during the year are as follows:

	2018	2019
Expected terms (in years)	0.00 - 6.07	0.11 - 6.03
Expected volatility	8.28% - 48.25%	35.00% - 42.98%
Expected dividend yield	—	—
Risk-free interest rate	1.31% - 3.07%	1.64% - 2.61%

Expected Term—The Company’s expected term represents the period of time that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method described in the Staff Accounting Bulletin (SAB) No. 107, as amended by SAB No. 110, Share-Based Payment.

Expected Volatility—Expected volatility is estimated using comparable public company volatility for similar expected term.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input, and the Company has never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation model is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Estimated Forfeitures—The Company uses an annual estimated forfeiture rate based on the Company’s actual historical forfeitures.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of ASC 718, Stock Compensation, and ASC 505, Equity. ASC 718 and ASC 505 require the use of option valuation models to measure the fair value of the options at the measurement date. The fair value of the equity instrument is re-measured as the equity instrument vests or at reporting date if the equity instrument is outstanding, and the resulting change in value, if any, is recognized in the consolidated statements of operations during the period the service is rendered.

Income Taxes

The Company accounts for income taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this approach, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which determinations are made (1) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and, (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on interest expense and the general and administrative expense, respectively, in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related liability lines in the consolidated balance sheets.

Recently Adopted Accounting Standards

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance on revenue from contracts with customers. The new standard provides principle for recognizing revenue when control of promised goods or services is transferred to customers with the expected consideration in exchange for those goods or services, as well as guidance on the recognition of costs related to obtaining and fulfilling customer contracts. The standard also requires expanded disclosures about the nature, amount, timing, and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted the standard on January 1, 2019 using the modified retrospective method, which was applied to customer contracts that were not completed as of January 1, 2019. The Company’s results of operations beginning after January 1, 2019 are presented in accordance with ASC 606, while prior periods continue to be reported in accordance with ASC 605, Revenue Recognition.

The most significant impact of adopting the new revenue standard was to record the platform service charges as costs of revenue in the period incurred. Although the platform service charges are incremental in nature, these charges are not costs incurred solely in the Company’s effort to obtain the contract and there are no sales or marketing efforts made by the platform providers. As platform service charges do not clearly meet the criteria for capitalization as either incremental costs of obtaining a contract or fulfillment costs, such charges are expensed as incurred.

As a result of adopting the new revenue standard, the following adjustments were made to the Company’s consolidated balance sheet at January 1, 2019 (in thousands):

	December 31, 2018	Adjustments	January 1,2019
Consolidated Balance Sheets
Deferred cost of revenue	$38,884	$(38,884)	$—
Accumulated deficit	(961,224)	(38,884)	(1,000,108)

The adoption of the new revenue standard had the following impact on the Consolidated Statement of Operations for the year ended December 31, 2019 (in thousands):

	Amount as reported	Amount without adoption of ASC 606	Changes due to adoption of ASC 606
Consolidated Statements of Operations
Cost of revenue	$161,023	$169,360	$(8,337)
Total costs and expenses	473,868	482,205	(8,337)
Loss from operations	(73,568)	(81,905)	8,337
Loss before income taxes	(235,421)	(243,758)	8,337
Net loss	(236,094)	(244,431)	8,337

The adoption of the new revenue standard had the following impact on the Consolidated Balance Sheet as of December 31, 2019 (in thousands):

	Amount as reported	Amount without adoption of ASC 606	Changes due to adoption of ASC 606
Consolidated Balance Sheets
Deferred cost of revenue	$—	$30,548	$(30,548)
Accumulated deficit	(936,872)	(945,209)	8,337

Statement of Cash Flows

In August 2016, the FASB issued new guidance, which provides clarification for the classification of certain cash receipts and payments for eight cash flow topics, thereby reducing current and potential future diversity in practice. In November 2016, the FASB issued additional cash flow guidance, which requires amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The Company adopted these standards on January 1, 2019 on a retrospectively basis. The adoption of the standard did not have a material impact on our statement of cash flows.

Stock-Based Compensation

In June 2018, the FASB issued new guidance to simplify and improve the accounting for nonemployee share-based payments. Currently, the accounting requirements for nonemployee and employee share-based payment transactions are significantly different. This standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, aligning the accounting for share-based payments to nonemployees and employees. This standard is effective for the Company’s fiscal year beginning January 1, 2020 and early adoption is permitted. The Company early adopted this new standard effective January 1, 2019, and the adoption of this standard did not have impact on the consolidated financial statements.

Recently Issued Accounting Standards

Leases

In February 2016, the FASB issued new guidance on lease accounting. Among its provision, the standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheets for operating leases and also requires additional qualitative and quantitative disclosures about lease arrangements. This new guidance will be effective for its fiscal year beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

Fair Value Measurements

In August 2018, the FASB issued a new accounting standard update which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The update eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

Income Tax

In December 2019, the FASB issued guidance that simplifies the accounting for incomes taxes by removing certain exceptions to the general principles in ASC 740, Income taxes, and amending existing guidance to improve consistent application. For private entities, the new guidance will be effective for annual periods beginning after December 15, 2021. Most amendments within this standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its consolidated financial statements and related disclosures.

3. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2018 and 2019, consist of the following (in thousands):

	2018	2019
Cash	$60,565	$44,353
Restricted cash	28,000	13,057
Money market funds	30,126	34,349

Total	$118,691	$91,759

4. Fair Value Measurements

ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This codification applies under other accounting pronouncements that require or permit fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level 2—Quoted prices for similar assets or liabilities or inputs other than quoted prices in active markets that are observable either directly or indirectly.

Level 3—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of cash and cash equivalents, accounts receivable, net, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for loans payable with similar terms, the carrying value of the term loans payable and license obligations approximate their fair value.

The following table summarizes the Company’s financial instruments’ classification within the fair value hierarchy as of December 31, 2018 as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Financial assets
Restricted cash	$28,000	$—	$—	$28,000
Money market funds	30,126	—	—	30,126

Total	$58,126	$—	$—	$58,126

Financial liabilities
Stock warrant liabilities	$—	$—	$773	$773

Total	$—	$—	$773	$773

The following table summarizes the Company’s financial instruments’ classification within the fair value hierarchy as of December 31, 2019 as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Financial assets
Restricted cash	$13,057	$—	$—	$13,057
Money market funds	34,349	—	—	34,349

Total	$47,406	$—	$—	$47,406

Financial liabilities
Stock warrant liabilities	$—	$—	$1,730	$1,730

Total	$—	$—	$1,730	$1,730

Level 1 investments consist solely of money market funds, included in cash and cash equivalents, valued at amortized cost that approximates fair value. Level 3 instruments consist of preferred and common stock warrant liabilities (the “stock warrant liabilities”) in which the fair value was measured upon issuance and is re-measured at each reporting date. Inputs used to determine the fair value of the stock warrant liabilities as of the valuation date include the remaining contractual term of the warrants, the risk-free interest rate and volatility of the comparable public companies over the remaining term, and the estimated fair value of the Company’s underlying common stock. The significant unobservable inputs used in the fair value measurement of the stock warrant liabilities include the estimated fair value of the underlying common stock and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying common stock and estimated term would result in a directionally similar impact on the fair value measurement of the stock warrant liabilities. See Note 13—Stock Warrants.

A reconciliation of the stock warrant liabilities measured and recorded at fair value on a recurring basis is as follows (in thousands):

Fair value—December 31, 2017	$2,301
Change in fair value of stock warrant liabilities	(1,528)

Fair value—December 31, 2018	$773
Change in fair value of stock warrant liabilities	957

Fair value—December 31, 2019	$1,730

The Company’s derivative liabilities originated in connection with the issuance of Convertible Notes in July 2019 and are carried at fair value in Level 3 of the fair value hierarchy. For determination of the derivative liabilities and fair value changes for the year ended December 31, 2019, please see Note 10. Convertible Promissory Notes and Note 11. Derivative Liabilities.

5. Property, Equipment and Software

Property, equipment and software, net, at December 31, 2018 and 2019, consist of the following (in thousands):

	2018	2019
Computer equipment and software	$163,695	$161,463
Internal use software development costs	25,475	33,183
Furniture and fixtures	4,560	4,298
Leasehold improvements	47,541	47,489

Total property, equipment and software	241,271	246,433
Less: accumulated depreciation and amortization	(147,729)	(181,732)
Add: construction in progress	260	—

Property, equipment and software, net	$93,802	$64,701

Depreciation and amortization expense on property, equipment and software, including equipment and software acquired under capital lease arrangements and internal-use software development costs, for the years ended December 31, 2018 and 2019, was $60.9 million and $38.6 million, respectively.

The Company capitalized internal-use software development costs of $10.0 million and $7.7 million for the years ended December 31, 2018 and 2019, respectively, and recognized amortization expense of $3.6 million and $5.6 million for the years ended December 31, 2018 and 2019, respectively. For the years ended December 31, 2018 and 2019, the Company recorded $3.1 million and $0, respectively, of impairment charge related to internal use software development costs.

The Company entered into various capital lease agreements with equipment lessors to acquire data center equipment and software. Each lease is secured by the underlying leased assets. Equipment and software acquired under the capital leases is depreciated over the shorter of the lease terms, generally three years, or their estimated useful life, which generally is also three years. The assets under the capital lease arrangements are included in computer equipment and software in the consolidated balance sheets at December 31, 2018 and 2019 as follows (in thousands):

	2018	2019
Equipment and software acquired under capital lease	$95,536	$67,223
Less: accumulated depreciation and amortization	(63,016)	(58,000)

Equipment and software acquired under capital lease, net	$32,520	$9,223

Depreciation expense relating to assets acquired under capital leases was $47.4 million and $23.8 million for the years ended December 31, 2018 and 2019, respectively. See Note 12. Capital Lease Obligations.

6. Intangible Assets

The following table presents the activity of intangible assets, net, for the year ended December 31, 2018 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Book Value
Existing technology	$540	$(423)	$117
Acquired technology	376	(295)	81
Domain Name	3,068	—	3,068

	$3,984	$(718)	$3,266

The following table presents the activity of intangible assets, net, for the year ended December 31, 2019 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Impairment	Net Book Value
Existing technology	$540	$(540)	$—	$—
Acquired technology	376	(376)	—	—
Domain Name	3,068	—	(798)	2,270

	$3,984	$(916)	$(798)	$2,270

Amortization expense on the intangible assets was $0.2 million for each of the years ended December 31, 2018 and 2019. There was no impairment recorded in 2018. For the year ended December 31, 2019, the Company recorded an impairment charge of approximately $0.8 million.

7. License Assets and License Obligations

In October 2016, the Company entered into a license agreement with a third party (“Licensor”), whereby the Company will receive a license to use the Licensor’s content in the Company’s game over a four-year initial term with an option to renew the license for up to three additional two-year terms. The fixed license payments over the initial term for the license total 10.0 billion Japanese Yen which are being paid over the contract term. The license agreement also includes annual royalties of 10% of the net profit derived from the Company’s game containing the Licensor’s content, up to 1.0 billion Japanese Yen. As no significant performance obligations remain with the Licensor for these payments, the Company recorded the fixed license payments as license assets and license obligations at their fair value on the contract date, based on a discounted cash flow model. Over the initial term of the license agreement, the Company records imputed interest on the license obligations up to the payment dates with related interest expense in the consolidated statements of operations. The Company also records foreign currency gains or losses in other income, net, in the consolidated statements of operations. During the years ended December 31, 2018 and 2019, the Company recorded an unrealized foreign currency loss of $1.1 million and $1.6 million, respectively, realized foreign currency gain of $0 million and $0.8 million, respectively, and interest expense of $2.4 million and $1.1 million, respectively.

In August 2018, the Company entered into an amendment to the licensed agreement with its Licensor. In accordance with the amendment, the term of the license agreement is extended through December 2021 with the option to renew for additional terms by mutual agreement of the parties. Additionally, the timing of the remaining fixed license payments are extended through October 2021.

The amortization of the license assets commenced when the licensed product was launched in 2017 and was recorded on a straight-line basis over the shorter of the remaining license term or estimated useful life of the licensed product. For the years ended December 31, 2018 and 2019, $21.0 million and $17.6 million, respectively, were recognized in the consolidated statements of operations. The expected future amortization expense of license assets as of December 31, 2019 is as follows (in thousands):

Years Ending December 31,
2020	$17,681
2021	17,633

Total	$35,314

The following table summarizes the future license payments for the Company’s license obligations at December 31, 2019 (in thousands):

Years Ending December 31,
2020	$18,416
2021	18,416

Total license payments	36,832
Less:
Imputed interest	(1,150)
Current portion of license obligations	(17,628)

License obligations, long-term	$18,054

8. Accrued and Other Current Liabilities

Accrued current liabilities at December 31, 2018 and 2019, consist of the following (in thousands):

	2018	2019
Payroll related	$21,625	$23,551
Marketing expenses	6,170	4,594
Other	991	566
Legal fees	303	314
Media spend	2	—

Total	$29,091	$29,025

Other current liabilities at December 31, 2018 and 2019, consist of the following (in thousands):

	2018	2019
Other taxes payable	$12,382	$12,772
Office lease : cease-use obligation	3,253	13,769
Other	4,910	3,126

Total	$20,545	$29,667

9. Debt

Loan Facilities

In June 2013, the Company entered into an accounts receivable loan agreement (the “Accounts Receivable Loan I”) with its bank for a revolving line of credit not to exceed the lesser of (i) $5.0 million or (ii) the amount equal to 80% of eligible accounts receivable. The interest rate was fixed at 5.00%, and interest only payments were due each month following June 2013, with all principal due on June 21, 2014. The Company had certain covenants, including the submission of annual audited consolidated financial statements and was required to maintain $2.0 million of restricted cash balance with the bank at all times. The Accounts Receivable Loan I continues to be secured by the cash, cash equivalents and accounts receivable of the Company with a secondary security interest on the remaining assets of the Company. In connection with the Accounts Receivable Loan I, the Company issued a warrant to purchase up to 616,900 shares of the Company’s Series B convertible preferred stock at $0.081049 per share. See Note 13. Stock Warrants.

In October 2013, the Company increased the revolving line of credit under the Accounts Receivable Loan I agreement with the bank to a total of $10.0 million. Covenants remained similar to the agreement dated June 2013, with an increased requirement to maintain $2.5 million of restricted cash balance with the bank at all times. The interest rate remained fixed at 5.00%, and interest only payments were due each month following October 2013, with all principal due on June 21, 2014. In connection with the Accounts Receivable Loan I, the Company issued a warrant to purchase up to 740,300 shares of the Company’s Series B convertible preferred stock at $0.081049 per share. See Note 13. Stock Warrants.

From time to time subsequent to October 2013, the Company has entered into amendments of the Accounts Receivable Loan I to align its terms with the Company’s operations.

In February 2018, the Company entered into the Third Amended and Restated Loan and Security Agreement to the Accounts Receivable Loan I with the bank on similar terms and conditions to the Second Amended and Restated Loan and Security Agreement, however, the maturity date of the Accounts Receivable Loan I was extended from February 26, 2018 to July 31, 2020.

The Accounts Receivable Loan I contains various covenants. In June 2018, the Company entered into discussion with its lender to amend the covenants to take into account the Company’s intention to streamline its business operations. In August 2018, the Company entered into an agreement to amend the Third Amended and Restated Loan and Security Agreement to amend certain financial covenants, and to waive the existing covenants through the date of the amendment to allow for the Company to streamline its operations. In accordance with the amendment, the bank also reduced the revolving line of credit under the Accounts Receivable Loan I to $30.0 million if certain conditions were met.

In March 2019, the Company entered into an amendment to establish the 2019 financial covenants and eliminate one of its financial covenants and address changes to its subsidiaries. In June and July 2019, the Company entered into amendments to revise the measurement date of certain covenants and modify and/or eliminate certain of its other financial covenants.

As of December 31, 2018 and 2019, the outstanding borrowing under this loan facility was $22.3 million and $11.6 million, respectively. The interest rate were 6.00% and 5.25% for the years ended December 31, 2018 and 2019, respectively.

Additional Loan Facility

In May 2015, the Company entered into an additional loan facility (the “Loan II”) with a financial institution. The Loan II permits borrowings of up to $100.0 million and is secured by all property of the Company, except intellectual property. The Loan II bears an annual rate of interest equal to the greater of either (i) the prime rate as reported in The Wall Street Journal, plus 2.50% or (ii) 6.75%. The Loan II also carries a contractual payment-in-kind (“PIK”) interest rate of 3.00%. The increases in the loan payable balance as a result of contractual PIK arrangement were included in the consolidated statements of operations for the periods in which such PIK interest was accrued. Interest only payments are due each month beginning June 2015 through April 2018. The principal and any accrued but unpaid interest is due in May 2018.

The Company incurred fees and legal expenses totaling $0.3 million in connection with the Loan II, which had initially been recorded as a deferred financing asset on the consolidated balance sheets and amortized using the effective interest method over the term of the Loan II until July 2016, at which time, the remaining balance was reclassified as part of the debt discount in accordance with the debt issuance costs accounting standard adopted by the Company in 2016. The Company also paid $0.5 million in fees to the financial institution upon origination of the Loan II and was also reflected as a debt discount. The debt discount is amortized over the term of the Loan II.

In connection with the Loan II, the Company issued warrants to allow the financial institution to receive a total of 1,552,790 shares of common stock upon the exercise of the warrants. The aggregate estimated fair value of the warrants upon issuance was $2.2 million. The Company recorded the fair value of the warrants at issuance as a debt discount and as other long-term liability. The debt discount associated with the warrants is amortized using the effective interest method as additional interest expense over the term of the Loan II. See Note 13. Stock Warrants.

In February 2018, the Company paid the loan facility in its entirety. During the year ended December 31, 2018, the Company recorded $2.4 million of interest expenses related to the Loan II.

Debt Financing

In February 2018, the Company entered into a financing agreement (“Financing Agreement”) with a financial institution for a principal amount of $200.0 million. In connection with the Financing Agreement, the Company entered into a pledge and security agreement with this financial institution, whereby subject to the lien interests of the Accounts Receivable Loan I, the Company granted the financial institution a continuing security interest in all of the Company’s assets. In February 2018, the Company used $108.7 million under the Financing Agreement to repay the Loan II in its entirety. Additionally, the Company incurred $3.6 million of debt discount, including the warrant issuance described below, and $7.3 million of financing fees. The Financing Agreement has various financial covenant requirements, as well as the submission of annual audited financials. The Financing Agreement is secured by all property of the Company with the exception of a secondary security interest on the Company’s cash, cash equivalents and accounts receivable.

The Financing Agreement bears interest at a rate per annum equal to the Eurodollar Rate plus an applicable margin rate of 8.50%. Interest only monthly payments are due in arrears, and the principal, and all accrued but unpaid interest is due on February 1, 2021.

In connection with the Financing Agreement, the Company issued warrants to the financial institution to purchase up to 2,000,000 shares of the Company’s common stock at an exercise price per share equal to $0.00001 with a term that is ten years from the date of issuance. The shares vest in two tranches: 1,000,000 shares vest on February 2, 2018 and 1,000,000 shares will vest on December 31, 2018 if certain conditions are met. As of December 31, 2018, all the shares under the warrants were fully vested.

The Financing Agreement contains various covenants. In June 2018, the Company entered into discussions with its lender to amend the covenants to take into account the Company’s intention to streamline its business operations. In August 2018, the Company entered into an agreement to amend the Financing Agreement to amend certain financial and non-financial covenants and to waive the original covenants through the date of the amendment to allow for the Company’s streamlined operations. The amendment was accounted for as an early debt extinguishment. As part of the debt extinguishment, the Company expensed $9.8 million of the unamortized debt discount. The Company also incurred $2.0 million debt issuance cost which was expensed immediately. Additionally, the Company incurred approximately $0.2 million of financing fees that is accounted for as a debt discount against the new debt. The charges associated with the early debt extinguishment outlined above have been recorded in other income (expense), net.

In accordance with the amendment, the interest rate per annum is amended to the Eurodollar Rate, plus an applicable margin rate of 13.50%, on and after July 1, 2018, of which 3.00% is accounted for as payment-in-kind interest (“PIK”). Interest only monthly payments are due in arrears, and the principal, PIK and all accrued but unpaid interest is due on February 1, 2021.

In March 2019, the Company entered into an amendment to establish the 2019 financial covenants and eliminate one of its financial covenants and address changes to its subsidiaries. In June and July 2019, the Company entered into amendments to revise the measurement date of certain covenants and modify and/or eliminate certain of its other financial covenants. Under the terms of the Financing Agreement, the Company is required to maintain minimum liquidity of $30 million through June 2020, $40 million in July 2020 and then $60 million for the remaining term of the Financing Agreement (February 2021).

At December 31, 2018 and 2019, the interest rate was 15.85% and 15.20%, respectively.

10. Convertible Promissory Notes

On July 12, 2019 (the “Effective Date”), the Company entered into a convertible promissory note purchase agreement with certain investors of the Company (the “NPA”) whereby each investor agreed to purchase a note from the Company (each, a “Convertible Note” and collectively, the “Convertible Notes”) for an aggregate principal amount of $142.9 million. Of the $142.9 million, $100.0 million was new capital received by the Company. The remaining $42.9 million in Convertible Notes were issued upon conversion of Series C Preferred Shares and Series D Preferred Shares held by the Convertible Notes investors. In total, 1,318,694 shares of Series C Preferred shares converted into Convertible Notes and 10,183,313 shares of Series D Preferred shares converted into Convertible Notes (See Note 15. Stockholders’ Deficit).

The Convertible Notes bear interest of 10% per annum and mature on the second anniversary of the Effective Date. The Convertible Notes may, at the election of a noteholder, be converted if the Company consummates a qualified financing or qualified initial public offering (each a “Conversion Event”) prior to maturity. In the event of a qualified financing each Convertible Note may be converted into the most senior series of preferred stock issued in such qualified financing. In the event of a qualified initial public offering, each Convertible Note may be converted into common stock. Any such conversion upon a Conversion event shall be at the conversion price stipulated in the Convertible Notes. If a Conversion Event occurs and the holder of a Convertible Note elects not to convert (a “Non-Conversion Event”), such Convertible Note shall bear interest at the then-current 5 year U.S. Treasury rate plus 2% and mature on the fifth anniversary of the Effective Date. Where a Non-Conversion Event occurs, the Company must redeem the Convertible Note(s) at 100% of the outstanding balance at maturity.

If a Conversion Event has not occurred and the Company consummates a sale of the Company prior to the maturity date, each Convertible Note may, at the election of the noteholder be converted into the most senior series of preferred in issue at the time of or to be issued immediately prior to the sale at the conversion price stipulated in the Convertible Notes. If a Conversion Event has not occurred and the Company consummates an initial public offering that is not a qualified initial public offering, each Convertible Note may, at the election of the noteholder, be converted into common stock at the conversion price stipulated in the Convertible Notes. Where a note holder elects not to convert in the event of a sale of the Company or an initial public offering that is not a qualified initial public offering, the Company must redeem 200% of the outstanding balance upon such sale of or initial public offering.

Where no Conversion Event, Non-Conversion Event, sale of the Company, or initial public offering that is not a qualified initial public offering has occurred at maturity, the holders elect to convert the outstanding balance, in whole or in part the most senior series of preferred stock in issue upon maturity. Where a noteholder elects not to so convert at maturity, the Company must redeem 300% of the outstanding balance upon maturity. The Company also has to accelerate and redeem the Convertible Note at 100% of the outstanding balance upon an event of default.

In accounting for the Convertible Notes issued on July 12, 2019, the Company has evaluated the Convertible Notes for terms and conditions that would be considered to be features of embedded derivatives. Certain conversion and redemption features are not clearly and closely associated with the risk of the debt-type host instrument and are required to be separately accounted for as derivative financial instruments when certain conditions are met. The Company bifurcated these embedded conversion and redemption (“embedded derivatives) features from the Convertible Notes and classified these embedded derivatives as liabilities measured at fair value (See Note 11. Derivative Liabilities). The carrying amount of the Convertible Notes was determined by deducting the fair value of the embedded derivatives from the sum of cash received and fair value of the Series C and D shares converted.

The Convertible Notes include a beneficial conversion feature (“BCF”) of $297.1 million equal to the intrinsic value of the option to convert into the Series D preferred shares at maturity. The intrinsic value of the BCF was $165.0 million greater than the proceeds of $132.1 million allocated to the Convertible Notes, the amount of the discount assigned to the BCF shall be limited to the amount of the proceeds allocated to the convertible instrument. The BCF of $132.1 million was bifurcated and separately accounted for in additional paid-in capital.

As the initial carrying amount of the Convertible Notes was zero due to the BCF, the debt discount of the Convertible Notes is amortized under the straight-line method over the terms of the Convertible Notes.

As all proceeds from the Convertible Notes were allocated to the BCF, the embedded derivative liabilities were recorded at fair value through recognition of interest expense in the consolidated statements of operations at inception.

The convertible notes are recorded as part of the Loans Payable, Long-term. The following table sets forth the components of the Convertible Notes as of July 12, 2019 and December 31, 2019 (in thousands):

	July 12, 2019	December 31, 2019
Principal	$142,857	$142,857

300% settlement amount in excess of principal and paid-in-kind interest at maturity	345,714	345,714

Unamortized debt discount	(488,571)	(374,308)

Net carrying amount	$—	$114,263

Embedded derivatives	$9,997	$—

The following table sets forth interest expense recognized in the consolidated statement of operations related to the Convertible Notes as of July 12, 2019 and for the year ended December 31, 2019 (in thousands):

	July 12, 2019	For the Year Ended December 31, 2019
Embedded derivatives fair value	$9,997	$9,997
Debt issuance costs	2,009	2,009
Contractual interest expense	—	6,733
Amortization of debt discount	—	114,263

Total interest expense recognized	$12,006	$133,002

11. Derivative Liabilities

The Company’s derivative liabilities originated in connection with the issuance of Convertible Notes in July 2019 and are carried at fair value (see Note 10. Convertible Promissory Notes). The changes in the fair value of the derivative liabilities are recorded in other income of the consolidated statements of operations. The following table summarizes the changes in fair value of the derivative liabilities for the year ended December 31, 2019 (in thousands):

December 31, 2019
Beginning balance—December 31, 2018	$—
Derivative liabilities in connection with Convertible Notes (Note 10)	9,997
Changes in fair value	(9,997)

Ending balance—December 31, 2019	$—

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The features embedded in the Convertible Notes are combined into one compound embedded derivative and its fair value is calculated as the difference between the fair value of the Convertible Notes with embedded derivative and the fair value of the Convertible Notes without embedded derivative using an analysis based on discounted cash flows. The analysis simulates multiple outcomes over the period to maturity using multiple assumption inputs for the expected period to financing or maturity. The Company’s assumptions used in determining the fair value of derivative liabilities as of July 12, 2019 and December 31, 2019 are as follows:

	July 12, 2019	December 31, 2019
Time to financing or maturity (in years)	1 - 2	1 - 1.53
Expected volatility	15%	13%
Expected dividend yield	—	—
Risk-free interest rate	1.84% - 1.96%	1.58% - 1.59%

Expected Term—The expected term represents the period of time that the Company expects to raise working capital or repayment of the Convertible Notes.

Expected Volatility—The expected volatility is the class specific volatility, which is estimated using comparable public company volatility for similar expected term and indicated value of related stock class.

Expected Dividend—The Company has never paid dividends and has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate is interpolated from U.S. Government Constant Maturity Treasury rates for a period corresponding to the expected date of financing or maturity.

12. Capital Lease Obligations

Beginning in 2015, the Company entered into lease arrangements with various equipment lessors in order to lease data center servers, network equipment and software. The leases are determined to be capital leases as they met one or more of the four capital lease criteria. Capital leases outstanding at December 31, 2019 generally have a three-year term and mature at various dates until 2021, and bear interest rates ranging from 5.53% to 12.31% per annum. The aggregated monthly payments ranged from $2.8 million to $5.0 million for the year ended December 31, 2018, and from $1.2 million to $2.6 million for the year ended December 31, 2019. The Company recorded $3.8 million and $1.5 million of interest expense in relation to the capital lease arrangements during the years ended December 31, 2018 and 2019, respectively. See Note 5. Property, Equipment and Software. The following table summarizes the present value of future minimum lease payments under the Company’s capital lease obligations at December 31, 2019 (in thousands):

Years Ending December 31,
2020	$10,801
2021	797

Total minimum lease payments	11,598
Less:
Imputed interest	(343)
Current portion of capital lease obligations	(10,464)

Capital lease obligations, long-term	$791

13. Stock Warrants

Preferred Stock Warrants

On June 21, 2013 and October 31, 2013, in connection with a financing agreement with a financial institution, as described in Note 9. Debt, the Company issued warrants to purchase 616,900 shares and 740,300 shares of Series B convertible preferred stock, respectively, with an exercise price of $0.081049 per share. The warrants are exercisable for 10 years from the date of issuance. The Company determined that these preferred stock warrants met the requirements for liability classification under ASC 815, Derivatives and Hedging, due to the existence of down-round provisions.

The fair value of the warrant was approximately $0.1 million at the time of issuance, calculated using a Black-Scholes option pricing model. The fair value of the preferred stock warrants liability was re-valued at each reporting period, and the changes in its fair value were recorded in other income, net in the consolidated statements of operations. The fair value of the common stock warrant liability was re-valued at both December 31, 2018 and 2019, and $0.1 million gain and $0.7 million loss were recorded in other income (expense), net in the consolidated statements of operations for the years ended December 31, 2018 and 2019, respectively. At December 31, 2019, 1,357,200 warrants for shares of Series B convertible preferred stock were outstanding.

The Company’s assumptions used in determining the fair value of preferred stock warrants as of December 31, 2018 and 2019 are as follows:

	2018	2019
Expected terms (in years)	4.47 - 4.84	3.47 - 3.84
Expected volatility	38.40%	40.03% - 40.58%
Expected dividend yield	—	—
Risk-free interest rate	2.51%	1.62% - 1.66%

Common Stock Warrants—In connection with the 2015 Loan II facility, the Company issued common stock warrants to allow the financial institution to receive shares of the Company’s common stock up to the sum of a) $500,000, plus b) 1.5% of the aggregate advances made under the Loan II. From May 2015 through December 2016, the Company issued warrants on a total of 1,552,790 shares of common stock upon exercise of the warrants. The warrants are immediately exercisable, at an exercise price of zero per share, and expire on the earlier of May 8, 2025 or upon the consummation of an initial public offering or a change in control of the Company. The Company determined that these common stock warrants met the requirements for liability classification under ASC 480, Distinguishing Liabilities from Equity. On the dates of issuance, the aggregate fair values of the warrants totaled $2.2 million, calculated using a Black-Scholes option pricing model, and was reflected as a discount to the loan payable and other long-term liabilities in the Company’s consolidated balance sheets. The fair value of the common stock warrant liability was re-valued at both December 31, 2018 and 2019, and $1.4 million gain and $0.2 million loss were recorded in other income (expense), net in the consolidated statements of operations for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, 1,552,790 shares of common stock warrants were outstanding.

The Company’s assumptions used in determining the fair value of common stock warrants as of December 31, 2018 and 2019 are as follows:

	2018	2019
Expected terms (in years)	6.36	5.35
Expected volatility	40.25%	41.62%
Expected dividend yield	—	—
Risk-free interest rate	2.59%	1.69%

In connection with the 2018 financing agreement, the Company issued warrants to allow the financial institution to receive 2,000,000 shares of the Company’s common stock. At December 31, 2018, the warrants were immediately exercisable with an exercisable price of $0.00001 per share and expire on February 2, 2028. The Company determined that these common stock warrants met the requirements for equity classification in accordance with ASC 480, Distinguishing Liabilities from Equity. On the dates of issuance, the aggregate fair values of the warrants totaled $1.1 million, calculated using a Black-Scholes option pricing model, and was reflected as a discount to the loan payable and stockholders’ deficit in the Company’s consolidated balance sheets. As of December 31, 2019, 2,000,000 shares of common stock warrants remained outstanding.

The Company’s assumptions used in determining the fair value of common stock warrants as of December 31, 2018 are as follows:

2018
Expected terms (in years)	9.10 - 10.01
Expected volatility	43.28% - 49.01%
Expected dividend yield	—
Risk-free interest rate	2.66% - 2.84%

14. Commitments and Contingencies

Operating Leases

The Company leases office and colocation facilities under non-cancellable operating lease and sublease agreements that expire at various terms through 2028.

In August 2014, the Company entered into three non-cancelable office sublease agreements and one sublease option for a total of approximately 380,000 square feet for use as its headquarters in Palo Alto, California. The lease terms have been amended in 2016, 2017 and 2018. In August 2019, the Company entered into an arrangement with the property owner to terminate the sublease arrangement for two of the buildings. In consideration of the early termination, the Company agreed to pay $20 million to the property owner in four installments through August 2020, which was recorded in general and administrative expense in August 2019. The remaining sublease agreements expire in 2028.

In 2016, the Company entered into another operating sublease agreement for office space in Palo Alto, California over the sublease term of 60 months expiring in 2022. In June 2018, the Company ceased to use one of its office facilities in Palo Alto, California and recorded a cease-use loss of $7.8 million. The lease does not expire until 2022 and the Company is currently subleasing the space. The cease-use loss was calculated as the present value of the remaining lease obligation offset by the sublease rental receipts during the remaining lease period, adjusted for deferred items and lease incentives. As of December 31, 2018 and 2019, the cease-use obligation was $4.1 million and $1.4 million, respectively. The lease abandonment cost is included in general and administrative expense in the consolidated statements of operations.

Under the terms of the leases and subleases, the Company is responsible for certain insurance, property tax, and maintenance expenses. These repair and maintenance cost on the major equipment are expensed as incurred. Additionally, certain lease and sublease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the terms of the lease or sublease commitments.

For the years ended December 31, 2018 and 2019, rent expense was $22.7 million and $15.8 million, respectively.

The following summarizes the future minimum payments under the Company’s operating leases, subleases, colocation facility, and sublease proceeds under non-cancelable operating leases at December 31, 2019 (in thousands):

Years Ending December 31,
2020	$27,544
2021	26,845
2022	21,652
2023	16,747
2024	17,250
Thereafter	63,723

Total minimum lease payments	173,761

Less: non-cancellable sublease income	(23,294)

Total	$150,467

Letter of Credit Agreements

In August 2014, the Company entered into two standby letters of credit agreements (“LOCs”) with a bank in lieu of a deposit under the Company’s sublease agreements for certain office buildings. Under these three LOCs, the Company’s landlord can draw up to $20.0 million under certain conditions. In August 2019, the Company terminated certain of its sublease arrangements and accordingly, the LOC has also been reduced to $13.1 million as of December 31, 2019. These LOCs are required through June 2027.

In July 2015, the Company entered into an additional LOC agreement with the bank that provides for a $12.5 million to support the Company’s capital leases. The LOC that was subsequently reduced to $8.0 million and $4.0 million in August 2018 and February 2019, respectively, and by December 31, 2019, the Company is no longer required to maintain any LOC on the Company’s capital leases.

In September 2016, the Company entered into an agreement with a bank that provides for a $6.8 million irrevocable LOC for a sublease agreement. Consequently, the borrowing availability under the Accounts Receivable Loan I was reduced by $6.8 million from $30.0 million to $23.2 million. See Note 9. Debt.

The LOCs may not exceed the aggregate loan value of the collateral, which is defined as all assets held or to be held in custody accounts, safeguarding accounts, investment management accounts, and/or other accounts with the bank. The Company is in compliance with this requirement through December 31, 2019.

No amounts were drawn against the LOCs during the years presented.

Purchase Obligations

As of December 31, 2019, the Company had no additional material purchase obligations.

Legal Matters

The Company is at times involved in claims and legal actions that arise in the normal course of business. Such matters are subject to uncertainties and outcomes and are not predictable with assurance. The Company assesses the probability of incurring any such losses and whether or not those losses are estimable. Amounts are accrued that are believed to be adequate to address any liabilities related to legal proceedings and other loss contingencies that are reasonably estimable.

Wired Real Estate Group, Inc. v. Machine Zone, Inc., JAMS

On March 13, 2018, Wired Real Estate Group, Inc. (“WiredRE”) filed a Demand for Arbitration against the Company with JAMS in Las Vegas, Nevada (the “Demand”). While the allegations in the Demand are vague and do not identify specific claims, the Demand attempts to allege claims for breach of contract and unjust enrichment arising from the parties’ AsiaPac Market Data Center/Services Provider Procurement contract. On April 20, 2018, the Company filed its answer to the arbitration demand and counterclaims seeking relief for breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment against WiredRE.

For the most part, WiredRE’s contention had been that its damages are around $1.2 million plus legal fees and interest until later in the litigation when it increased its claimed damages to between $7.5 million to 15.0 million. The arbitration hearing took place between February 24 – 26, 2020 in Las Vegas, Nevada. On February 28, 2020, the arbitrator issued an award rejecting all of WiredRE’s claims, ruling in favor of the Company, and declaring the Company the prevailing party in this arbitration. The arbitrator additionally awarded the Company attorneys’ fee in the amount of approximately $454,000 to be paid by WiredRE.

15. Stockholders’ Deficit

Convertible Preferred Stock

The convertible preferred stock authorized, issued, and outstanding at December 31, 2018, is as follows (dollars in thousands):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Aggregate Liquidation Preference
Series A	113,538,740	113,538,740	$4,881	$4,941
Series B	92,502,640	91,145,440	7,345	7,387
Series C	142,499,110	142,499,110	376,314	376,970
Series D	77,599,580	65,709,968	253,883	254,035

Total	426,140,070	412,893,258	$642,423	$643,333

The convertible preferred stock authorized, issued, and outstanding at December 31, 2019, is as follows (dollars in thousands):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Amount	Aggregate Liquidation Preference
Series A	113,538,740	113,538,740	$4,881	$—
Series B	92,502,640	91,145,440	7,345	—
Series C	142,499,110	141,180,416	134,121	93,370
Series D	65,709,968	55,526,655	62,190	53,667

Total	414,250,458	401,391,251	$208,537	$147,037

In July 2019, the Company issued Convertible Notes of $42.9 million to the holders of Series C and Series D upon conversion of 1,318,694 shares of Series C and 10,183,313 shares of Series D preferred shares (the “Conversion”, See Note 10. Convertible Promissory Note). The Conversion was accounted for as an extinguishment for Series C and Series D converted to the Convertible Notes. The fair value of the Series C and Series D converted was $1.1 million less than carrying amount of related Series C and Series D, which represented a return from the holders of Series C and D converted and recorded as a credit to the accumulated deficit as of December 31, 2019.

The significant rights, preferences, and privileges of the holders of Series A, B, C and D are as follows:

Dividends

The holders of Series A, B, C, and D are entitled to receive non-cumulative annual dividends at the rate of $0.00348144, $0.00648392, $0.2116328, and $0.30928 per share, respectively, when and if declared by the Company’s Board of Directors, prior and in preference to dividends on common stock. Any additional dividends shall be paid ratably to holders of common and preferred stock, with the holders of preferred stock participating on an as-if converted basis. As of December 31, 2019, no dividends were declared or unpaid on Series A, B, C, and D convertible preferred stock.

Liquidation Right

Prior to March 2019, in the event of any liquidation, dissolution, or winding up of the Company (a “Liquidation Event,” as defined in the Company’s articles of incorporation), either voluntary or involuntary, the holders of Series A, B, C, and D will be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to the original issuance price of $0.043518, $0.081049, $2.64541, and $3.866, respectively, as adjusted for any stock splits, combinations, recapitalizations, or the like, plus any declared and unpaid dividends. If the assets legally available are insufficient to satisfy the entire liquidation preference of Series A, B, C, and D, the funds will be distributed ratably to the holders of Series A, B, C, and D. The remaining assets, if any, shall be distributed ratably to the holders of common stock.

In March 2019, the Company completed a recapitalization agreement with i) all holders of Series A and Series B preferred shares waiving 100% of their Series A and Series B liquidation preference and ii) all holders of Series C and all but one holder of Series D, irrevocably and unconditionally, agreed to voluntarily convert at least 75% of the shares of its each Series C and Series D shares into common stock immediately prior to a liquidation event in exchange for an additional 185 million shares of the Company’s Common Stock.

The arrangement to waive 100% of the liquidation preference in Series A and Series B is accounted as a modification as the waiver on the liquidation preference has no impacts on the fair value of Series A and Series B before and after the modification. Accordingly, the modification has no impacts to the Company’s’ consolidated financial statements.

The agreement to convert at least 75% of Series C and Series D into common stock in exchange for additional 185 million share of the Company’s common stock was accounted for as an extinguishment in the Series C and Series D Preferred Stock. The extinguishment resulted in a new basis for the Series C and D Preferred Stock. Under extinguishment accounting, the difference between the fair value of the total consideration transferred and the carrying value of the Series C and D extinguished is recorded to retained earnings (accumulated deficit). As of December 31, 2019, the Company recorded $298.2 million against the accumulated deficit.

Upon completion of the above-mentioned arrangements, in the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series C and D will be entitled to receive, prior and in preference to any distribution to the holders of common stock and other series of preferred stock, an amount equal to $94.2 million (“Series C Capped Preference”) and $86.0 million (“Series D Capped Preference”), respectively, as adjusted for any stock splits, combinations, recapitalizations, or the like, plus any declared and unpaid dividends. If the assets legally available are insufficient to satisfy the entire liquidation preference of Series C and D, the funds will be distributed ratably to the holders of Series C and D in proportion to the preferential amount each such holder of Series C and D is otherwise entitled to receive. The remaining assets, if any, shall be distributed ratably to the holders of common stock, Series A and Series B based on the number of shares of common stock then held by them on an as-converted basis.

In July 2019, upon the conversion of 1,318,694 shares of Series C and 10,183,313 shares of Series D Preferred Shares into Convertible Promissory Notes, the Series C and Series D Capped Preference was accordingly reduced to $93.4 million and $53.7 million, respectively.

Voting

The holders of Series A, B, C, and D have voting rights equal to the number of shares of common stock into which such shares of Series A, B, C, and D are then convertible. Additionally, so long as at least 53,587,770, 42,611,600 and 71,249,550 shares of Series A, Series B and Series C, respectively, remain outstanding, the holders of a majority of the outstanding shares of Series A, Series B and Series C, voting as a separate class, are entitled to each elect one member of the Board of Directors. The holders of a majority of the outstanding shares of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of a majority of the outstanding shares of common stock and preferred stock, voting together as a single class and on an as-converted basis, are entitled to elect three independent members of the Board of Director. Each member of the Board should have two votes on each matter to be acted upon at each meeting and for each action by written consent of the Board of Director, except for a director of Nogreno Limited who only holds one vote.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of shares of Common Stock as is determined by dividing the Series A Original Issue Price, Series B Original Issue Price, Series C Original Issue Price or Series D Original Issue Price, as applicable, by the conversion price applicable to such share, subject to adjustment for stock splits, stock dividends, combinations, recapitalizations, and the like. The conversion rate in effect at any time for Series A, B, C, and D will be the quotient obtained by dividing the original issue price for such shares of preferred stock by the conversion price. Each share of Series A, B, C, and D will automatically convert into shares of common stock, based on the then effective conversion price, upon the earlier of either (i) an initial public offering with aggregate gross proceeds to the Company of at least $200.0 million, or (ii) upon the written consent by the majority holders of the then outstanding shares of Series A, B, C, and D, voting on an as converted basis. At December 31, 2019, the conversion ratio for Series A, B, C, and D is one to one.

Redemption

Series A, B, C, and D convertible preferred stock is nonredeemable.

Creation of Management Carve-Out Plan

In September 2018, the Company’s Board of Directors approved the creation of a management/key employee carve-out plan, which provides certain employees of the Company with a bonus compensation opportunity in the event of a sale or other liquidation event of the Company, in an aggregate amount not to exceed $80.0 million. The management carve-out plan was finalized in approved in June 2019.

Treasury Stock

In May 2018, one of the Company’s founders resigned from his position as Chief Executive Officer and a member of the Board of Directors. In connection with the resignation, the founder returned 192,263,107 shares of common stock to the Company, all of which were designated as treasury stock.

In June 2018, one of the Company’s founders resigned from his position as Chief Technology Officer and member of the Board of Directors. In connection with the resignation, the founder returned 119,459,903 shares of common stock to the Company, all of which were retired.

In October 2018, one of the Company’s founders returned 35,000,000 shares of common stock to the Company, all of which were designated as treasury stock.

In March 2019, the Company re-issued 185 million shares of treasury stock to the holders Series C and D in exchange for them to waive their liquidation preference in Series C and D.

The Company recorded the receipt of the shares as treasury stock. Treasury stock activity is presented in the accompanying consolidated statements of stockholders’ deficit.

Common Stock Reserved for Future Issuance

The Company has reserved at December 31, 2019, the following shares of common stock for future issuances:

Series A convertible preferred stock	113,538,740
Series B convertible preferred stock	91,145,440
Series C convertible preferred stock	141,180,416
Series D convertible preferred stock	55,526,655
Preferred stock warrants outstanding	1,357,200
Common stock warrants outstanding	3,552,790
Stock option plan:
Options outstanding	161,245,819
Options available for future grants	202,341,952
Non-plan options:
Options outstanding	13,433,141
Options available for future grants	62,509

Total	783,384,662

Stock Incentive Plan

In 2018, the Company’s Board of Directors amended the Company’s 2009 Plan to increase the total number of shares of common stock authorized for issuance of incentive stock options, nonstatutory stock options, restricted stock awards and restricted stock units (collectively “equity awards”) to eligible participants from 361,374,594 to 629,458,331 shares. Under the Plan, the exercise price of an option cannot be less than 100% or 85% of the fair value of one share of common stock on the date of grant for incentive or non-statutory stock options, respectively (not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Fair value is determined by the Board of Directors. Equity awards granted generally vest over a four-year period from the date of grant at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable up to 10 years, and restricted stock awards and restricted stock units generally have a contractual term of 7 years. Option holders are allowed to exercise unvested options to acquire restricted shares only upon approval of the administrator of the Plan. Upon termination of service, the Company has the right to repurchase at the original purchase price of any unvested (but issued) common shares.

In September 2018, the Board approved an option exchange whereby employees with outstanding stock options, with per share exercise prices above $0.45, are permitted within a certain time frame to tender those options for cancellation and in exchange for the grant of replacement options at an exercise price based on the fair market value of the option at the grant date and subject to the same exercisability and vesting terms of the original grant. The Company accounted for the option exchange as a stock option modification in accordance with the provisions of ASC 718 Share-Based Compensation and recorded incremental stock-based compensation expense of $3.9 million in addition to the remaining stock-based compensation expense attributable to the exchanged stock options.

A summary of the Company’s stock option activity, including stock options issued outside of the Plan, for the year ended December 31, 2018 and 2019 is as follows (dollars in thousands, except share and per share amounts):

		Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—December 31, 2017	156,267,992	$0.77	5.11
Options granted	131,742,915	$0.47
Options exercised	(7,504,228)	$0.15		$3,558
Options cancelled	(113,668,902)	$1.00

Balance—December 31, 2018	166,837,777	$0.41	6.31

Options granted	18,634,919	$0.48
Options exercised	(3,651,417)	$0.05		$2,126
Options cancelled	(45,204,662)	$0.42

Balance—December 31, 2019	136,616,617	$0.42	6.96

Vested and exercisable—December 31, 2019	82,749,451	$0.38	6.76

Vested and expected to vest—December 31, 2019	124,761,940	$0.41	5.56

Remaining weighted average amortization (in years)	2.30

The weighted average grant date fair value of options granted for the year ended December 31, 2019 was $0.21 per share.

A summary of the Company’s RSAs activity for the year ended December 31, 2018 and 2019 is as follows:

	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value per Share
Unvested balance—December 31, 2017	2,563,546	$0.03
Granted	139,980,500	$0.49
Vested	(2,563,546)	$0.01
Cancelled/forfeited	—	$0.01

Unvested balance—December 31, 2018	139,980,500	$0.49

Granted	41,900,000	$0.55
Vested	—	$0.00
Cancelled/forfeited	(47,899,992)	$0.49

Unvested balance—December 31, 2019	133,980,508	$0.51

The intrinsic value of RSAs vested was $3.6 million for the years ended December 31, 2018. The number of RSAs expected to vest as of December 31, 2019 was zero as the achievement of the performance vesting condition was not deemed probable.

Performance-Based Restricted Stock Units

In 2017, the Company began to grant to employees PRSs that generally vest upon the satisfaction of both a time-based condition of up to four years and a performance vesting condition. The PRSUs satisfy the performance vesting condition on the first to occur of (i) the date of a change in control or (ii) the date after the completion of the lock-up period following an initial public offering. As of December 31, 2018 and 2019, 15,515,607 and 32,294,923, respectively, shares of PRSUs have met their service-period condition; however, the achievement of the performance vesting condition was not deemed probable and accordingly, no stock-based compensation expense was recognized for the PRSUs for the years ended December 31, 2018 and 2019.

If the performance vesting condition had been satisfied for the PRSUs as of December 31, 2019, stock-based compensation expense of $31.7 million would have been recognized in the consolidated statements of operations for the year ended December 31, 2019.

A summary of the Company’s PRSUs activity for the years ended December 31, 2018 and 2019 is as follows:

	Number of Performance Based Restricted Stock Units	Weighted Average Grant Date Fair Value per Share
Unvested balance—December 31, 2017	25,060,205	$1.41
Granted	3,267,933	$0.56
Vested	—	$0.00
Cancelled/forfeited	(7,088,382)	$1.25

Unvested balance—December 31, 2018	21,239,756	$1.33
Granted	20,449,474	$0.55
Vested	—	$0.00
Cancelled/forfeited	(3,683,248)	$1.25

Unvested balance—December 31, 2019	38,005,982	$0.92

The number of PRSUs expected to vest as of December 31, 2019 was zero as the achievement of the performance vesting condition was not deemed probable.

Common Stock Repurchases

In April and December 2018, the Company repurchased approximately 173,750 shares of the Company for an aggregate price of $0.2 million. These shares are retired and included in the Company’s authorized but unissued Plan shares. As a result of the repurchase, the Company recorded $0.2 million in the accumulated deficit in the consolidated balance sheets.

The stock-based compensation and stock-based compensation expense recognized for the years ended December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Cost of revenue	$1,882	$675
Research and development	7,600	4,967
Sales and marketing	3,202	684
General and administrative	1,270	1,550

	13,954	7,876
Less: capitalization	(648)	(447)

Total	$13,306	$7,429

The above stock-based compensation expenses also included immaterial expenses related to stock options issued to the non-employees.

As of December 31, 2018 and 2019, the Company had $80.8 million and $10.7 million of unamortized stock-based compensation expense, respectively, excluding estimated forfeitures, which will be amortized over a weighted-average period of 2.86 years and 2.30 years, respectively.

16. Income Taxes

Net loss before income taxes for the years ended December 31, 2018 and 2019 consisted of the following components (in thousands):

	2018	2019
United States	$53,066	$(235,427)
Foreign	(95)	6

Net income (loss) before income taxes	$52,971	$(235,421)

The income tax expenses (benefit) for the years ended December 31, 2018 and 2019 consisted of the following (in thousands):

	2018	2019
Current:
Federal	$—	$—
State	(22)	450
Foreign	128	43
Deferred:
Federal	(217)	—
State	(15)	—
Foreign	8	180

Total	$(118)	$673

In 2019, the Company’s effective tax rate differs significantly from the US statutory rate of 21% due to change in the valuation allowance, interest from the convertible notes, prior year true-ups and tax credits. For the year ended December 31, 2018, the difference between the Company’s effective tax rate and the US statutory rate was due to prior year true-ups, research tax credits, and change in valuation allowance.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The new legislation decreases the U.S. corporate federal income tax rate from 35 percent to 21 percent effective January 1, 2018. The change in Federal statutory tax rate caused a one-time reduction of $104.3 million of the cumulative gross deferred tax asset balance. The change in the deferred tax asset was offset entirely by a valuation allowance. The Act also includes a number of other provisions including the elimination of loss carrybacks and limitations on the use of future losses, and repeal of the Alternative Minimum Tax regime. These provisions are not expected to have immediate effect on the Company.

The Company’s deferred tax assets and liabilities at December 31, 2018 and 2019, are as follows (in thousands):

	2018	2019
Deferred tax assets:
Net operating losses	$125,271	$141,659
Property, equipment and software	28,154	25,906
Accrued expenses	1,064	1,469
Stock based compensation	2,836	3,021
Research and development tax credits	32,692	37,028
Deferred rent	4,180	2,715

Total deferred tax assets	194,197	211,798

Deferred tax liabilities:
Property equipment and software	(40)	(42)

Less: valuation allowance	(194,160)	(211,721)

Net deferred tax liability	$(3)	$35

As of December 31, 2018 and 2019, the Company has net operating loss carryforwards for federal income tax purposes of approximately $575.8 million and $659.8 million respectively, and state income tax purposes of approximately $40.5 million and $47.7 million, respectively. The operating loss carryforwards available to reduce future taxable income will begin to expire in 2034 for federal and state purposes.

At December 31, 2018, the Company had research credit carryforwards of approximately $23.1 million and $22.5 million for federal and state income tax purposes, respectively. The Company has research credit carryforwards of approximately $25.0 million and $26.6 million for federal and state income tax purposes, respectively, as of December 31, 2019. If not utilized, the federal carryforward will expire in various amounts beginning in 2030. The state credit can be carried forward indefinitely.

Internal Revenue Code (“IRC”) Sections 382 and 383, as amended and similar state provisions, place a limitation on the amount of taxable income which can be offset by carryforward tax attributes, such as net operating losses or tax credits, after a change in control. Generally, after a change in control, a loss corporation cannot deduct carryforward tax attributes in excess of the limitation prescribed by Section 382 and 383. The Company does not believe the use of its net operating loss carryforwards are subject to limitation under IRC Section 382 as of December 31, 2018 and 2019. However, the Company’s federal and state tax attributes may be subject to an annual limitation regarding their utilization against taxable income in future periods where the annual limitation may result in the expiration of these tax attributes before utilization.

In assessing the realizability of the Company’s deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. On the basis of this evaluation, the Company applied a valuation allowance against most of its U.S. federal and state net deferred taxes of approximately $194.1 million and $211.7 million at December 31, 2018 and 2019, respectively.

The Company has unrecognized tax benefits of approximately $11.5 million and $12.1 million as of December 31, 2018 and 2019, respectively. Of these unrecognized tax benefits, approximately $0.2 million and $0.5 million resulted in the accrual of a liability in accordance with ASC 740 as of December 31, 2018 and 2019, respectively. Included in the balance of unrecognized tax benefits are approximately $11.3 million and $11.6 million of tax benefits that, if recognized, would result in (1) adjustments to deferred taxes; and (2) would not affect the effective tax rate as of December 31, 2018 and 2019, respectively, due to a full valuation allowance. On the basis of the information available as of December 31, 2019, the Company does not expect any significant changes to the total amount of unrecognized tax benefits within the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits on the general and administrative expense in the accompanying consolidated statement of operations. As of December 31, 2018 and 2019, the Company’s accrued interest and penalties expense (benefit) related to the unrecognized tax benefits was immaterial.

The Company’s primary tax jurisdiction is the United States. The Company files corporation tax returns in California, New Hampshire, Delaware, Germany and Japan. Generally, in the U.S. federal and state jurisdictions, tax periods in which certain loss and credit carryovers are generated, remain open for audit until such time as the limitation period ends for the year in which such losses or credits are utilized. All tax periods remain open to examination with respect to foreign jurisdictions.

Under the Act, the federal corporate AMT law was repealed. The Company expects a refund of the 2017 federal AMT over next four years starting 2018.

17. Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan covering all employees who have met certain eligibility requirements. Eligible employees may contribute pretax compensation up to the maximum amount allowable under the Internal Revenue Service limitations. Employee contributions and earnings thereon vest immediately. The Company matches one hundred percent of the first three percent of employees’ contributions up to a cap of $280,000 per year. The Company’s matching contributions, net of any refund, totaled $2.3 million and $1.9 million for the years ended December 31, 2018 and 2019, respectively.

18. Subsequent Events

The Company has evaluated subsequent events through the issuance date of the consolidated financial statements to determine whether they should be disclosed to keep the consolidated financial statements being misleading. The Company noted the following subsequent events that should be disclosed:

Reduction in Force

In May 2020, the Company announced a reduction-in-force impacting approximately 140 of the Company’s employees.

Merger

In May 2020, the Company entered into a definitive agreement with Applovin Corporation (the “Acquirer”) pursuant to which the Company will be a wholly owned subsidiary of the Acquirer (the “Acquisition”). The Acquisition was completed and closed on May 19, 2020. As part of the merger agreement, the Acquirer assumed or extinguished through payments of cash and equity or assumed the Company’s Accounts Receivable Loan I and Financing Agreement, outstanding Convertible Notes, capital and operating leases, trade payables and the remaining Series C and Series D liquidation preference.

Lease Termination

In connection with the Acquisition, the Company entered into a lease amendment arrangement with the landlord for the Company’s buildings located at 1100 and 1200 Page Mill Road, Palo Alto, CA. Under the lease amendment, Company and landlord agreed to terminate Company’s sublease arrangement for the 1200 Page Mill Road building, release Company from its payment obligation under a pre-existing lease termination agreement with landlord and release the letter of credit held by landlord with respect to the building located at 1200 Page Mill Road. In consideration of the early termination, the Acquirer made a payment in cash equal to the letter of credit currently in place on 1200 Page Mill Road and issued warrants of the Acquirer’s common stock to the property owner.

APPLOVIN CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited pro forma combined statements of operations for the year ended December 31, 2020 is presented to give effect to Applovin Corporation’s (“AppLovin”) acquisition of Machine Zone, Inc. (“Machine Zone”) (the “Acquisition”) on May 19, 2020 (the “Acquisition Date”) for an aggregate acquisition price of $328.6 million, comprised of (a) $287.1 million in cash, (b) 4,229,332 warrants to purchase AppLovin’s Class A common stock with an exercise price of $0.0033 per share and a 10-year term, (c) warrants to purchase up to 2,999,987 shares of AppLovin’s Class A common stock with an exercise price of $26.6667 per share and a 10-year term, and (d) a settlement of the preexisting accounts receivable balance of $3.3 million.

The pro forma information was prepared based on the historical consolidated statements of operations of AppLovin and Machine Zone after giving effect to the Acquisition using the acquisition method of accounting, and after applying the assumptions, reclassifications, and adjustments described in the accompanying notes. The unaudited pro forma combined statements of operations for the year ended December 31, 2020, reflect the acquisition as if it had occurred on January 1, 2020, the first day of AppLovin’s most recently completed fiscal year. The Acquisition of Machine Zone has been reflected in AppLovin’s historical audited consolidated balance sheet as of December 31, 2020 and, therefore, no unaudited pro forma combined balance sheet has been presented herein.

The unaudited pro forma combined statement of operations was based on and should be read in conjunction with the following historical financial statements and accompanying notes:

•	Separate audited historical consolidated financial statements and accompanying notes of AppLovin as of and for the year ended December 31, 2020 included elsewhere in this prospectus; and

•	Separate unaudited historical consolidated financial statements of Machine Zone as of and for the three months ended March 31, 2020 included elsewhere in this prospectus.

The pro forma financial information has been prepared by us in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11. The pro forma adjustments are described in the accompanying footnotes.

Adjustments included in the column under the heading “Transaction Accounting Adjustments” in the pro forma combined statement of operations for the year ended December 31, 2020 consist of those necessary to account for the Acquisition as if it took place on January 1, 2020. Separately, Applovin borrowed an additional $300.0 million to fund this Acquisition under Amended Credit Agreement in May 2020. The adjustments related to this issuance of debt are reflected in a separate column as “Debt Financing Adjustments”. The unaudited pro forma combined statement of operations is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations that AppLovin would have reported had the Acquisition been completed as of the date and for the periods presented and should not be taken as representative of its consolidated results of operations following the Acquisition. In addition, the unaudited pro forma combined statement of operations is not intended to project the future financial results of operations of the combined company.

The unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition, costs necessary to achieve such measures, or costs to integrate the operations of the combined company. Machine Zone’s historical consolidated financial statements for the period from January 1, 2020 to May 19, 2020 include $11.8 million in non-recurring transaction expenses (including transaction related bonuses) recognized as General and administrative expense. The Company’s historical consolidated financial statements for the year ended December 31, 2020 also include $11.5 million in non-recurring transaction expenses (including transaction related retention awards and payments) recognized primarily as General and administrative expense. These costs will not affect the statement of income beyond twelve months after the acquisition date.

APPLOVIN CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2020

(in thousands, except share and per share data)

	Historical			Transaction Accounting Adjustments
	Applovin	Machine Zone (three months ended March 31, 2020)	Machine Zone (for the period from April 1, 2020 to May 19, 2020 )	Machine Zone Reclassification Adjustments	Note	Machine Zone Pro Forma Adjustments	Note	Debt Financing Adjustments	Note	Pro Forma Combined
Revenue	1,451,086	73,705	42,018	—		(3,261)	B	—		1,563,548
Costs and expenses
Cost of revenue	555,578	34,798	18,789	9,990		23,087	C	—		642,242
Sales and marketing	627,796	28,745	8,769	1,179		(3,261)	B	—		664,754
						495	C	—
						1,031	D	—
Research and development	180,652	25,157	13,000	6,144		—		—		224,953
General and administrative	66,431	10,224	18,007	560		3,164	D	—		98,386
Extinguishment of acquisition-related contingent consideration	74,820	—	—	—		—		—		74,820
Lease modification and abandonment of leasehold improvement	7,851	—	—	—		—		—		7,851
Depreciation and Amortization	—	11,859	6,014	(17,873)	A	—		—		—

Total cost and expenses	1,513,128	110,783	64,579	—		24,516		—		1,713,006

Income (loss) from operations	(62,042)	(37,078)	(22,561)	—		(27,777)		—		(149,458)
Other income (expense):
Interest expense	(77,873)	(73,461)	(38,998)	—		112,459	E	(6,501)	H	(84,374)
Other income (expense), net	4,209	1,753	352	—		(1,730)	F	—		4,584

Total other income (expense)	(73,664)	(71,708)	(38,646)	—		110,729		(6,501)		(79,790)

Income (loss) before income taxes	(135,706)	(108,786)	(61,207)	—		82,952		(6,501)		(229,248)
Provision for (benefit from) income taxes	(9,772)	36	15	—		19,029	G	(1,491)	I	7,817

Net income (loss)	$(125,934)	$(108,822)	$(61,222)	—		$63,923		$(5,010)		$(237,065)

Less: (Loss) attributable to non-controlling interest	(747)									(747)

Net Income (loss) attributable to Applovin Shareholders	(125,187)	(108,822)	(61,222)	—		63,923		(5,010)		(236,318)

Less: Income attributable to participating securities	—	—	—							—
Net income (loss) attributable to common stock—Basic	(125,187)	(108,822)	(61,222)							(236,318)
Net income (loss) attributable to common stock—Diluted	(125,187)	(108,822)	(61,222)							(236,318)
Net income (loss) per share attributable to common stockholders:
Basic	$(0.58)									$(1.09)
Diluted	$(0.58)									$(1.09)
Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:
Basic	214,936,545					1,610,622	J			216,547,167
Diluted	214,936,545					1,610,622	J			216,547,167

APPLOVIN CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

1. Description of the Machine Zone Acquisition

Machine Zone Acquisition:

On May 19, 2020, AppLovin acquired Machine Zone, Inc., a privately held company specializing in mobile gaming. The Company purchased all of the outstanding shares of the capital stock of Machine Zone and settled all Machine Zone debt for an aggregate acquisition price of $328.6 million comprising $287.1 million cash paid to Machine Zone lenders, common stock warrants issued to Machine Zone lenders and preferred stockholders with the aggregate fair value of $38.2 million and a settlement of the preexisting accounts receivable balance of $3.3 million. The transaction is expected to expand the Company’s Apps portfolio and has been accounted for as a business combination in accordance with ASC 805, Business Combinations. Transaction costs incurred by AppLovin in connection with the acquisition, including professional fees, were $2.8 million. The results of operations for Machine Zone are included in AppLovin’s consolidated financial statements from the acquisition date through December 31, 2020 accordingly.

For purposes of this pro forma analysis, the above total purchase price has been allocated as follows based on an estimate of the fair value of assets and liabilities acquired as of May 19, 2020 (in millions):

Cash	$37.8
Accounts receivable and other current assets	27.3
Intangible Assets
Tradename—estimated useful life of 10 years	13.0
Apps—estimated useful life of 3-5 years	272.0
IP license—useful life of 2 years	28.6
Goodwill	82.4
Right-of-use assets under operating leases	125.6
Property, equipment and other tangible assets	42.3
Accounts payable, accrued liabilities and other liabilities	(81.6)
Deferred revenue	(43.2)
License Obligations	(35.7)
Operating lease liabilities	(139.9)

Total purchase consideration	$328.6

This purchase price allocation has been used to prepare the transaction and other accounting adjustments in the unaudited pro forma combined statement of operations.

Debt Financing:

In connection with the Machine Zone acquisition, in May 2020, Applovin borrowed an additional $300.0 million under the Credit Agreement (the “Debt Financing” in our pro forma adjustments and our pro forma combined statement of operations), on substantially the same terms applicable to the existing term loan, with the exception of 1) the quarterly payment, which is equal to 0.25% of the aggregate outstanding principal amount of the Debt Financing, and 2) the applicable margin, which is equal to 4.00% in the case of LIBOR rate loans and 3.00% in the case of base rate loans. In connection with the Debt Financing, Applovin paid $1.5 million in fees to an affiliate of KKR Denali, a principal stockholder of the Company.

2. Pro forma adjustments

The Transaction Accounting Adjustments and the Debt Financing Adjustments included in the unaudited pro forma combined statement of operations are as follows:

(A)	Represents reclassification of $17.9 million from separate Depreciation and Amortization line to Cost of revenue, Sales and marketing, Research and development and to General and administrative.

(B)	Represents elimination of the intercompany revenues and expenses between AppLovin and Machine Zone during historical pre-acquisition period from January 1, 2020 to May 19, 2020.

(C)

Represents amortization expense of $23.6 million related to the fair value of acquired identifiable intangible assets, net of the amortization expense already reflected in actual historical results. While $23.1 million of amortization expense related to the acquired developed Apps intangible assets is recognized as Cost of revenue expense based on an estimated weighted average useful life of 4 years, the remaining $0.5 million amortization expense related to the acquired tradename intangible asset is recognized as Sales and marketing expense based on an estimated useful life of 10 years. The amortization of the intangible assets is based on a straight-line amortization method as this represents management’s best estimate of the pattern of utilization for the intangible assets.

(D)	Represents the impact of new compensation arrangements entered into contemporaneously with the Acquisition on the pre-acquisition period results from January 1, 2020 to May 19, 2020.

(E)

Represents a decrease in interest expense (including amortization of debt related paid-in-kind interest, discounts and fees) of $112.5 million related to Machine Zone debt settled as part of the Acquisition.

(F)

Represents a decrease in other income of $1.7 million to eliminate fair value adjustments related to Machine Zone’s liability classified warrants for the historical pre-acquisition period from January 1, 2020 to May 19, 2020.

(G)	Represents tax effect of the Transaction Accounting Adjustments above at the blended federal and state statutory rate of approximately 22.94%.

(H)

Represents an increase in interest expense (including amortization of debt related discounts and fees) of $6.5 million during the pre-acquisition period from January 1, 2020 to May 19, 2020 in connection with AppLovin’s new Debt Financing effective January 1, 2020. A one-eighth percent change in the interest rate of the AppLovin’s Debt Financing would result in an increase or a decrease in the pro forma interest expense by $0.4 million for the year ended December 31, 2020.

(I)	Represents tax effect of the Debt Financing Adjustment above at the blended federal and state statutory rate of approximately 22.94%.

(J)	To reflect the additional 4.2 million warrants with a nominal exercise price to purchase AppLovin’s Class A common stock issued as part of the Acquisition on May 19, 2020.

APPLOVIN